Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: March 21, 2017

THIS DOCUMENT AND THE ACCOMPANYING PROXY FORM OR CDI VOTING INSTRUCTION FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own financial advice as soon as possible from your stockbroker, bank, solicitor, accountant or other appropriate independent financial adviser duly authorised under FSMA if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you sell or transfer or have sold or otherwise transferred all your Existing Henderson Shares or Existing Henderson CDIs, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws or regulations in such jurisdiction. If you sell or transfer or have sold or otherwise transferred only part of your holding of Existing Henderson Shares or Existing Henderson CDIs, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

Except where stated otherwise or where the context otherwise requires, where the term “Henderson Shareholder” is used in this document, it refers to a holder of equity securities regardless of whether the equity securities are traded on the main market for listed securities of the LSE in the form of Existing Henderson Shares or quoted on the ASX in the form of Existing Henderson CDIs. Similarly, where the term “share” or “shareholding” is used in this document, it includes Existing Henderson CDIs, where appropriate.

The release, publication or distribution of this document in jurisdictions other than the United Kingdom and Australia may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom or Australia should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of any such jurisdiction. This document has been prepared to comply with the requirements of English, Jersey and Australian law, the Listing Rules, the DTRs, the rules of the LSE and the ASX Listing Rules and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England, Jersey or Australia.

(incorporated and registered in Jersey with registered number 101484)

Proposed Merger

with

Janus Capital Group Inc.

and

Notice of Extraordinary General Meeting

You should read the whole of this document. Your attention, in particular, is drawn to the letter from the Chairman of Henderson that is set out in Part I (Letter from the Chairman of Henderson) of this document, which contains a unanimous recommendation by the Henderson Directors that you vote in favour of the Resolutions to be proposed at the EGM and the risk factors set out in Part III (Risk Factors) of this document.

Notice of the EGM to be held on 26 April 2017 at 201 Bishopsgate, London, EC2M 3AE at 8.30 a.m. (London time), which will be simultaneously broadcast to Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney NSW 2000 at 5.30 p.m. (Sydney time), is set out in Part XI (Notice of Extraordinary General Meeting) of this document.

The actions to be taken in respect of the EGM are set out in paragraph 24 of Part I (Letter from the Chairman of Henderson) of this document. A Proxy Form or a CDI Voting Instruction Form (as applicable) will be made available to Henderson Shareholders for use in connection with the EGM. Whether or not you intend to attend the EGM in person, please complete, sign and return the Proxy Form or CDI Voting Instruction Form (as applicable) (or appoint a proxy electronically, as referred to below) in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received by no later than the time and date printed on the Proxy Form or CDI Voting Instruction Form (as applicable).

If you have any questions about this document, the EGM or the completion and return of the Proxy Form or CDI Voting Instruction Form (as applicable), please call the shareholder helpline. If calling from the UK, please call between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on either 0800 073 3916 or +44 (0) 1534 281 842. If calling from Australia, please call between 8.30 a.m. and 5.00 p.m. (Sydney time) Monday to Friday (except Australian national public holidays) on 1300 651 710 or +61 3 9415 4037. Please note that calls may be monitored or recorded and the helpline cannot provide financial, legal or tax advice or advice on the merits of the Merger.

Merrill Lynch International (“Bank of America Merrill Lynch”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for Henderson and no one else in connection with the Merger. Bank of America Merrill Lynch is not, and will not be responsible to anyone other than Henderson for providing the protections afforded to its clients or for providing advice in relation to the Merger, the contents of this document or any transaction, arrangement or other matters referred to in this document.

Centerview Partners is authorised and regulated by the FCA. Centerview Partners is acting exclusively for Henderson in connection with the Merger. Centerview Partners is not, and will not be, responsible to anyone other than Henderson for providing the protections afforded to its clients or for providing advice in relation to the Merger, the contents of this document or any transaction, arrangement or other matters referred to in this document.

Each of Bank of America Merrill Lynch and Centerview Partners accepts no responsibility whatsoever (apart from the responsibilities and liabilities, if any, which may be imposed on it by FSMA), and makes no representation or warranty, express or implied, as to the contents of this document, including its accuracy, fairness, sufficiency, completeness or verification, or for any other statement made or purported to be made by it, or on its behalf, in connection with Henderson or the Merger, and nothing in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of Bank of America Merrill Lynch and Centerview Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document.

This document has been approved by the FCA and is dated 21 March 2017.

Capitalised terms have the meaning ascribed to them in Part X (Definitions) of this document.

PRESENTATION OF INFORMATION

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” with respect to the financial condition, results and business of Janus, Henderson and the Combined Group. These relate to, among other matters, the following: financial condition; results of operations; the respective businesses of Henderson and Janus; the economic conditions in which Henderson and Janus operate; and benefits of the Merger and management plans and objectives. Henderson considers any statements that are not historical facts to be “forward-looking statements”. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “estimates” or “projects” or words or terms of similar substance, or the negative thereof, identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Actual future results may differ materially from the results expressed or implied in these forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) completion of the Merger on anticipated terms and timing, including obtaining required shareholder approvals, anticipated tax treatment, unforeseen liabilities, failure to obtain board and shareholder approval from the Janus US mutual funds for new investment advisory agreements, failure to obtain regulatory approvals and other conditions to Completion; (ii) risks related to the operation of the Combined Group, including macro-economic conditions, investment performance, operation of an international business, exchange rate fluctuations, failure or breach of security systems, indebtedness, continued availability of capital and financing and rating agency actions, managing expenses, operational losses, future prospects and business and management strategies for the management, expansion and growth of the Combined Group’s operations; (iii) the ability of Henderson and Janus to integrate their businesses successfully and to achieve anticipated synergies; (iv) potential litigation relating to the Merger; (v) the risk that disruptions from the Merger will harm Henderson’s or Janus’s business, including current plans and operations; (vi) the ability of Henderson or Janus to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; (viii) termination of existing investment advisory agreements; (ix) political, legislative, regulatory and economic developments; (x) potential business uncertainty, including changes to existing business relationships, during the period before Completion that could affect Henderson’s and/or Janus’s financial performance; (xi) certain restrictions during the period before Completion that may impact Henderson’s or Janus’s ability to pursue certain business opportunities or strategic transactions; and (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Henderson’s or Janus’s assets under management, consolidated financial condition, results of operations or liquidity.

Any forward-looking statements in this document only speak as of the date on which they are made, and the events discussed herein may not occur. Neither Janus nor Henderson assumes any duty to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus or Henderson intend to do so, except as required by securities and other applicable laws, including but not limited to the Listing Rules, the Prospectus Rules and the DTRs.

Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this document is subject to change without notice and, except as required by applicable law, neither Henderson nor any of the Bank of America Merrill Lynch or Centerview Partners or their respective affiliates assumes any responsibility, obligation or undertaking to update, review or revise any of the forward-looking statements contained herein whether as a result of new information, future developments or otherwise. You should not place undue reliance on forward-looking statements, which speak only as the date of this document.

SYNERGIES INFORMATION

The estimated cost synergies have been calculated on the basis of the existing cost and operating structures of Henderson and Janus and by reference to current economic conditions and the current regulatory environment. These estimates relate to future actions and circumstances that, by their nature, involve risks, uncertainties and other factors. As a result, the synergies referred to may not be achieved, or those achieved could be materially different from those estimated.

PRESENTATION OF FINANCIAL INFORMATION

This document includes certain non-US GAAP measures (e.g. EBITDA) with respect to each of Henderson and Janus. These unaudited non-US GAAP financial measures should be considered in addition to, and not as a substitute for, measures of Henderson’s and Janus’s financial performance prepared in accordance with US GAAP. In addition, these measures may be defined differently than similar terms used by other companies.

NO PROFIT FORECAST

No statement in this document is intended as a profit forecast or a profit estimate and no statement in this document should be interpreted to mean that earnings or EPS for Henderson, Janus or Janus Henderson, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings.

WEBSITE

The contents of Henderson’s or Janus’s website or of any website accessible via hyperlinks from Henderson’s or Janus’s website are not incorporated into, and do not form part of, this document.

NO REPRESENTATIONS

No person has been authorised to give any information or to make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by Henderson, Bank of America Merrill Lynch or Centerview Partners.

This document is for information purposes only and does not constitute an offer for sale of any securities, an offer or an invitation to purchase any such securities in any jurisdiction or a solicitation of any vote or approval. This document does not constitute a prospectus or equivalent document.

Nothing in this document should be construed as, or is intended to be, a solicitation for or an offer to provide investment advisory services.

The summary of the Merger Agreement and its terms contained in this document has been included in order to provide investors with information regarding the principal terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Janus in its public reports filed with the SEC. Except for the status of the Merger Agreement as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions related thereto, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in the Merger Agreement are made solely for the benefit of the parties to such agreement and are qualified, including by information in disclosure schedules that the parties exchanged in connection with the execution of such agreement. Representations and warranties may be used as a tool to promote disclosure and allocate risks between the parties, including where the parties do not have complete knowledge of all facts. Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterisations of the actual state of facts or conditions of Henderson, Janus or any member of the Henderson Group or the Janus Group.

ROUNDING

Percentages and certain amounts included in this document have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be the precise sum of the figures that precede them.

TO VOTE ON THE MERGER

You should read the entire document before deciding how to vote.

If you would like to vote, you may do so by either:

•                                          attending and voting at the EGM on 26 April 2017. If you are a Henderson CDI Holder and wish to attend the EGM, please read the voting instructions in Part II (Voting information for Henderson Shareholders and Henderson CDI Holders) of this document; or

•                                          appointing someone as your proxy to attend and vote for you at the EGM. To appoint someone in writing use either the Proxy Form or the CDI Voting Instruction Form provided. Instructions about how to complete the form are set out on the front of the Proxy Form and on the reverse of the CDI Voting Instruction Form. Alternatively, you can go to the Henderson website at www.henderson.com/EGM2017 to appoint someone online.

There are different voting procedures depending on whether you hold your Existing Henderson Shares on the LSE’s main market for listed securities or if you hold Existing Henderson CDIs quoted on the ASX. Please read the voting instructions in Part II (Voting information for Henderson Shareholders and Henderson CDI Holders) of this document carefully to ensure you are aware of the arrangements affecting you. Holders of Existing Henderson Shares who are members of CREST may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notes to the Notice of Extraordinary General Meeting set out in Part XI (Notice of Extraordinary General Meeting) at the end of this document.

Whether or not you intend to attend the EGM in person, please complete, sign and return the Proxy Form or CDI Voting Instruction Form (as applicable) (or appoint a proxy electronically) in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received by no later than the time and date printed on the Proxy Form or CDI Voting Instruction Form (as applicable).

INFORMATION AVAILABLE IN THE US

On or around the date of this document, Henderson has filed with the SEC the US Registration Statement relating to the New Janus Henderson Shares to be issued in connection with the Merger, which also contains a proxy statement in respect of the vote by Janus Stockholders in relation to the Merger.

YOU ARE URGED TO READ THE US REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, THE PARTIES TO THE MERGER AND THE RISKS ASSOCIATED WITH THE MERGER. A copy of the US Registration Statement may be obtained, without charge, by directing a request by telephone on +44 (0)207 818 5310, via the SEC’s website at www.sec.gov or via Henderson’s website at www.henderson.com/EGM2017. The contents of these websites and the US Registration Statement are not incorporated into this document by reference and do not form part of this document.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All dates and times are based on Henderson’s and Janus’s current expectations and are subject to change. If any of the dates and/or times change, the revised dates and/or times will be notified to Henderson Shareholders by announcement on the LSE and ASX.

Event	Expected time/date

Latest time and date for receipt of CDI Voting Instruction Forms for the EGM	5.30 p.m. (Sydney time)
on 24 April 2017

Voting record time for the EGM for Henderson CDI Holders	7.00 p.m. (Sydney time)
on 24 April 2017(1)

Latest time and date for receipt of Proxy Forms for the EGM	8.30 a.m. (London time)
on 24 April 2017

Voting record time for the EGM for holders of Existing Henderson Shares	6.00 p.m. (London time)
on 24 April 2017(2)

Janus Stockholder Meeting	10.00 a.m. (Denver time)
on 25 April 2017(3)

Extraordinary General Meeting	8.30 a.m. (London time)
on 26 April 2017

and

5.30 p.m. (Sydney time)
26 April 2017

The following dates are indicative only and subject to change; please see note (4) below

Final day of dealings in Existing Henderson CDIs on the ASX	24 May 2017(4)

Commencement of trading in New Janus Henderson CDIs on a deferred settlement basis on the ASX	8.00 a.m. (Sydney time) on 25 May 2017(4)

Cross-border movements between Existing Henderson Shares and Existing Henderson CDIs suspended:

Existing Henderson CDIs to Existing Henderson Shares	4.30 p.m. (Sydney time)
on 25 May 2017(4)

Existing Henderson Shares to Existing Henderson CDIs	4.30 p.m. (London time)
on 25 May 2017(4)

CDI Consolidation Record Time	7:00 p.m. (Sydney time)
on 26 May 2017(4)

Final day of dealings in Existing Henderson Shares on the LSE	26 May 2017(4)

Share Consolidation Record Time	6:00 p.m. (London time)
on 26 May 2017(4)

Completion Date	30 May 2017(4)

De-listing of Existing Henderson Shares from the Official List and the LSE	8:00 a.m. (London time)
on 30 May 2017(4)

Issue of New Janus Henderson Shares in connection with the Merger	Before 8.00 a.m. (New York time)
on 30 May 2017(4)

Admission and commencement of dealings in New Janus Henderson Shares on the NYSE	8:00 a.m. (New York time) on 30 May 2017(4)

Issue of Janus Henderson DIs to CREST participant accounts and crediting of Janus Henderson CSN Facility accounts	30 May 2017(4)

Issue of New Janus Henderson CDIs	Before 8.00 a.m. (Sydney time)
on 31 May 2017(4)

Cross-border movements between New Janus Henderson Shares, Janus Henderson DIs and New Janus Henderson CDIs commence	31 May 2017(4)

Despatch of holding confirmations/statements in respect of holdings of New Janus Henderson CDIs	2 June 2017(4)

Commencement of normal trading in New Janus Henderson CDIs on the ASX, under ASX ticker HGG	5 June 2017(4)

Name change is effected by ASX; commencement of normal trading in New Janus Henderson CDIs under ASX ticker JHG	13 June 2017(4)

Despatch of DRS Advices in respect of holdings of New Janus Henderson Shares on DRS	On or around 14 June 2017(4)

Payment (where applicable) of fractional entitlements arising from the Share Consolidation or the Merger	On or around 14 June 2017(4)

Despatch of CSN statements in respect of holdings of New Janus Henderson Shares through the Janus Henderson CSN Facility	On or around 14 June 2017(4)

Outside Date	30 September 2017(5)

NOTES:

(1)         Only those Henderson CDI Holders entered in the register of CDI Holders at 7.00 p.m. (Sydney time) on 24 April 2017 or, if the EGM is adjourned, in the register of CDI Holders 48 hours before the time of the adjourned meeting, shall be entitled to provide voting instructions to CDN in respect of the number of Existing Henderson CDIs registered in their name at that time.

(2)         Only those Henderson Shareholders entered in the register of members at 6.00 p.m. (London time) on 24 April 2017 or, if the EGM is adjourned, in the register of members at 6.00 p.m. on the day which is two business days before the time of the adjourned meeting, shall be entitled to attend and vote at the EGM in respect of the number of Existing Henderson Shares registered in their name at that time.

(3)   An affirmative vote of Janus Stockholders at the Janus Stockholder Meeting is a condition to the Merger becoming effective.

(4)         These times and dates are indicative only and will depend on, among other things, the dates on which the conditions to the Merger set out in the Merger Agreement are satisfied or (where applicable) waived.

(5)         If the Merger is not completed on or before the Outside Date then termination rights will arise for each of Henderson and Janus.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Henderson Directors	Richard Gillingwater (Chairman)
Andrew Formica (Chief Executive)
Roger Thompson (Chief Financial Officer)
Phil Wagstaff (Global Head of Distribution)
Sarah Arkle (Non-Executive Director)
Kalpana Desai (Non-Executive Director)
Kevin Dolan (Non-Executive Director)
Tim How (Non-Executive Director)
Robert Jeens (Non-Executive Director)
Angela Seymour-Jackson (Non-Executive Director)

Company Secretary	Jacqui Irvine

Registered Office	47 Esplanade
St Helier
Jersey
JE1 0BD

Principal place of business in the UK	201 Bishopsgate
London
EC2M 3AE

Financial Adviser, Corporate Broker and Sponsor to Henderson	Bank of America Merrill Lynch
2 King Edward Street
London
EC1A 1HQ

Financial Adviser to Henderson	Centerview Partners
100 Pall Mall
London
SW1Y 5NQ

Legal Adviser to Henderson on English Law and US Law	Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London
EC4Y 1HS

Legal Adviser to Henderson on Australian Law	Lander & Rogers
Level 19, Angel Place
123 Pitt Street
Sydney NSW 2000

Legal Adviser to Henderson on Jersey Law	Carey Olsen
47 Esplanade
Jersey
JE1 0BD

Reporting Accountants and Auditors of Henderson	PricewaterhouseCoopers LLP
1 Embankment Place
London
WC2N 6RH

Registrar of Henderson	Computershare Investor Services (Jersey) Limited
Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES

or

Computershare Investor Services Pty Limited
Level 4
60 Carrington Street
Sydney NSW 2000
Australia

PART I

LETTER FROM THE CHAIRMAN OF HENDERSON

HENDERSON GROUP PLC

(Incorporated and registered in Jersey with registered number 101484)

Henderson Directors:	Registered Office:

Richard Gillingwater (Chairman)	47 Esplanade
Andrew Formica (Chief Executive)	St Helier
Roger Thompson (Chief Financial Officer)	Jersey
Phil Wagstaff (Global Head of Distribution)	JE1 0BD
Sarah Arkle (Non-Executive Director)
Kalpana Desai (Non-Executive Director)
Kevin Dolan (Non-Executive Director)
Tim How (Non-Executive Director)
Robert Jeens (Non-Executive Director)
Angela Seymour-Jackson (Non-Executive Director)

21 March 2017

To Henderson Shareholders, Henderson CDI Holders and, for information only, holders of options granted under, and other participants in, Henderson Share Plans

Proposed Merger and Notice of Extraordinary General Meeting

1.             INTRODUCTION

On 3 October 2016, the Henderson Board and the Janus Board announced that agreement had been reached on the terms of a merger of equals of Henderson and Janus. The Merger has been unanimously recommended by each of the Henderson Board and the Janus Board.

Completion of the Merger is conditional upon, among other things, the approval of Henderson Shareholders, which is required by the Listing Rules due to the size of Janus relative to that of Henderson. The approval of Henderson Shareholders is also required for: (i) the issuance of New Janus Henderson Shares in connection with the Merger; (ii) the adoption of the New Janus Henderson Memorandum and New Janus Henderson Articles; (iii) the change of the name of Henderson Group plc to “Janus Henderson Group plc”; and (iv) the de-listing of the Existing Henderson Shares from the LSE, as well as to give effect to certain other terms of the Merger Agreement and in relation to certain ancillary matters in relation to the Merger.

I am writing to you to:

•                                          give you further information on Janus, the Merger and the Resolutions;

•                                          explain why the Henderson Directors unanimously consider the Merger to be in the best interests of Henderson and the Henderson Shareholders as a whole and recommend that you vote in favour of the Resolutions; and

•                                          seek your approval for the Merger and the Resolutions.

2.             SUMMARY OF TERMS OF THE MERGER

Under the terms of the proposed Merger, Henderson Group plc, which will be renamed Janus Henderson Group plc, will become the holding company of the Combined Group, comprising the Henderson Group and the Janus L Group.

The terms of the Merger Agreement provide that Janus Stockholders will receive:

4.719 Existing Henderson Shares for each Janus Share

The exchange ratio was determined primarily by reference to the 30-day trading volume weighted average price of each of Henderson and Janus prior to the announcement of the Merger on 3 October 2016. Following

Completion, Henderson Shareholders and Janus Stockholders are expected to own approximately 57% and approximately 43%, respectively, of the New Janus Henderson Shares.(1)

The Merger will be implemented by way of a statutory merger pursuant to the laws of Delaware and in accordance with the terms of the Merger Agreement. Subject to the satisfaction of certain conditions, including the approval of Henderson Shareholders and Janus Stockholders, Henderson and Janus shall procure that Merger Sub (a newly-formed, direct wholly-owned subsidiary of Henderson) will merge with and into Janus, with Janus surviving such merger as a direct wholly-owned subsidiary of Henderson.

It has also been agreed that, subject to and taking effect immediately prior to Completion, the Existing Henderson Shares and Existing Henderson CDIs will be consolidated on a “1-for-10” basis, so that each existing Henderson Shareholder or Henderson CDI Holder (as applicable) will receive:

1 New Janus Henderson Share for every 10 Existing Henderson Shares

1 New Janus Henderson CDI for every 10 Existing Henderson CDIs

As a result, and in accordance with the terms of the Merger Agreement, the exchange ratio will be adjusted to reflect the Share Consolidation so that at Completion each Janus Stockholder will receive:

0.4719 New Janus Henderson Shares for each Janus Share

Both Henderson Shareholders and Henderson CDI Holders (as a result of the Share Consolidation) and Janus Stockholders (as a result of the Merger and the application of the Adjusted Exchange Ratio) will be entitled to receive cash in lieu of any fractional entitlement to New Janus Henderson Shares based on the then prevailing market price.

The Share Consolidation is to be carried out, and the exchange ratio consequently adjusted, in order to ensure that the resultant price of the New Janus Henderson Shares is above the minimum share price of US$4 required for admission to listing on the NYSE and, so far as practicable, is at a comparable level to Janus Henderson’s peers on the NYSE.

Upon Completion: (i) the New Janus Henderson Shares will be listed for trading on the NYSE; and (ii) the listing of the Existing Henderson Shares on the Official List and the admission to trading of the Existing Henderson Shares on the main market of the LSE will each be cancelled. The New Janus Henderson CDIs will continue to be quoted and traded on the ASX.

Following Completion, the headquarters of Janus Henderson will be in London, where the co-Chief Executive Officers will be located. The Combined Group will continue to have significant operations in London and Denver, with members of the Executive Committee based in both locations. Janus Henderson will continue to be tax resident in the UK and incorporated and registered in Jersey. The Combined Group is expected to be authorised to conduct business in the same jurisdictions globally as was the case for each of the Henderson Group and the Janus Group individually.

Further details of the terms of, and conditions to, the Merger, are set out in paragraph 1 of Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements).

3.             INFORMATION ON JANUS

Janus is a global investment firm dedicated to delivering better outcomes for clients through a broad range of investment solutions. Janus provides investment management, administration, distribution and related services to financial advisers, individuals and institutional clients through mutual funds, separate accounts, other pooled investment vehicles, exchange-traded products and sub-advised relationships in both US and international markets. Janus provides investment management competencies across a range of disciplines, including fundamental US and non-US equities (growth and value), mathematical equities, fixed income and alternatives, through its subsidiaries, Janus Capital Management LLC, INTECH and Perkins Investment Management LLC. These subsidiaries specialise in specific investment styles, and each has its own unique and independent perspective. Janus’s investment products are distributed through three primary channels: intermediary, institutional and self-directed. Each distribution channel focuses on specific investor groups and the unique requirements of each group. Based in Denver, Colorado, Janus has offices located in 12 countries throughout

(1)         Based on the fully diluted share capital of each of Henderson and Janus prior to the announcement of the Merger on 3 October 2016 and excluding the dilutive effect of any New Janus Henderson Shares issued pursuant to the Dai-ichi Option Agreement.

North America, Europe, Asia and Australia. The firm had total assets under management and ETP assets totalling US$196.8 billion as at 31 December 2016.

Janus is currently listed on the NYSE under the ticker JNS, and as at the Latest Practicable Date had a market capitalisation of US$2.4 billion.

As at 31 December 2016, Janus had total assets of US$2,949.9 million and income before taxes of US$242.2 million. Further information on the financial performance of Janus can be found in Part IV (Financial Information on Janus) of this document.

4.             BACKGROUND TO AND REASONS FOR THE MERGER

In 2013, Henderson announced a five year strategic plan to deliver growth and globalisation. In the following two years, Henderson delivered consistently strong investment performance to clients, generated significant organic net new money growth, completed acquisitions in the US and Australia to accelerate growth in these regions, diversified investment management capabilities, deepened client relationships, extended its global infrastructure and substantially increased the strength of its brand. In October 2015, the Henderson Board reviewed key industry drivers, including the future role of active managers, meeting the needs of an increasingly global client base and continued regulatory change. The Henderson Board determined that the successful delivery of Henderson’s strategy to date should be given further impetus through a US-focused, transformational transaction. A series of potential partners were reviewed, and it was concluded that a merger with Janus was the preferred option.

The Henderson Board believes that Henderson and Janus have highly complementary businesses which share client-centric and collaborative cultures, well-matched investment capabilities and a focus on active management. The Merger is expected to combine the talent pools of both organisations to build a strong global team with an enhanced ability to innovate on behalf of clients and to create a leading independent active asset manager with a globally relevant brand, footprint, investment proposition and client service capability.

As at 31 December 2016, the Henderson Group and the Janus Group had a combined AUM of more than US$320 billion, being approximately 54% in the Americas, 31% in EMEA and 15% in Asia. The Combined Group is expected to have a market capitalisation of approximately US$5.6 billion based on the market capitalisation of each of Henderson and Janus as at the Latest Practicable Date.

The Merger will provide increased distribution strength and coverage in key markets, including the US, Europe, Australia, Japan and the UK, as well as a growing presence in the Asia-Pacific region, the Middle East and Latin America. In addition, the companies have complementary investment capabilities: Janus’s strength in US and Mathematical Equities complements Henderson’s in European Equities, Henderson’s Global Fixed Income operation complements Janus’s assets in the US, and Henderson has a strong Alternatives business.

The combination of Henderson and Janus will give the Combined Group enhanced scale, diversity of products and investment strategies and increased depth and breadth in global distribution, better positioning it to provide world-class client service, gain additional market share and further enhance shareholder value. The Merger is expected to be double-digit accretive to each company’s consensus earnings per share (excluding one-off costs) in the first 12 months following Completion.

The Combined Group is expected to achieve at least US$110 million of recurring annual run rate pre-tax net cost synergies within three years post-Completion (further details of which are set out in paragraph 5).

In evaluating the success of the Combined Group, the Janus Henderson Board will monitor the delivery of the planned cost synergies alongside the new key performance indicators that it considers most appropriate to allow an accurate assessment of the performance of the business, which will include progress made toward realising the revenue growth opportunities that are expected to arise from the cross-selling of Henderson and Janus products. The Combined Group’s strengthened positioning in global markets, continued innovation to benefit clients, and delivery of superior investment offerings to a global client base is expected to provide the potential for superior financial returns over the longer term.

5.             REVENUE GROWTH OPPORTUNITIES AND COST SYNERGIES

Revenue growth opportunities

The Merger is expected to create additional revenue growth opportunities for the Combined Group. In large part, this is due to the highly complementary geographic footprints of the two businesses. For example:

•                                          in the US, where Janus’s approximately US$151 billion of AUM is significantly larger than Henderson’s US business of approximately US$18 billion of AUM as at 31 December 2016;

•                                          in Japan, where Janus currently has approximately US$17 billion of AUM, having benefited from the strategic relationship with Dai-ichi, compared to Henderson which has less than US$1 billion of AUM as at 31 December 2016;

•                                          in the UK, where Henderson has approximately US$64 billion of AUM and Janus has US$3 billion of AUM as at 31 December 2016; and

•                                          in Europe and Latin America, where Henderson has approximately US$27 billion of AUM, compared to Janus which has less than US$7 billion of AUM as at 31 December 2016.

The Combined Group has the ambition of generating approximately 2-3 percentage points of additional AUM growth from net new money following integration through leveraging both companies’ brand and distribution strength to cross-sell an expanded product range across the respective core geographies and customer bases of Henderson and Janus.

Cost synergies

As a result of the detailed and collaborative integration planning work undertaken since announcement of the Merger, Henderson and Janus have been able both to further validate the initial cost synergy estimate and identify areas with further potential for cost synergies. Accordingly, Henderson and Janus continue to believe that the Combined Group will be able to achieve at least US$110 million of recurring annual run rate pre-tax net cost synergies, representing approximately 19% of the Combined Group’s underlying EBITDA.(2)

The work undertaken by the integration teams has led Henderson and Janus to believe that the delivery of these synergies will be accelerated, with significant elements of the cost synergy plan already in progress. The Combined Group is expected to realise approximately US$80 million of net cost synergies by the end of the first 12 months following Completion on a run rate basis, with the remainder expected to be fully executed on a run rate basis within three years post-Completion.

The announced cost synergies are expected to be realised as follows:

•                                          More than half of the synergies are expected to arise from staff operating expenses in internal support functions and non-staff operating expenses, as follows:

a.                                      Staff operating expenses: synergies will arise from reducing combined headcount in internal support functions. These savings will arise from streamlining governance and management structures; and harmonisation and rationalisation of internal support functions such as finance, human resources, legal, risk, compliance, IT, and operations, among others;

b.                                      Non-staff operating expenses: consolidation of offices in overlapping locations; elimination of duplicative overheads; efficiencies in procurement spend; and leveraging potential operational economies of scale;

•                                          Approximately one quarter of the synergies will arise from reducing combined headcount in investment management and trading functions. These savings will arise from removing duplication of certain investment and research teams and leveraging potential economies of scale in trading activities; and

•                                          Approximately one fifth of the synergies will arise from reducing combined headcount in distribution and marketing functions. These savings will arise from rationalising management structures; removing duplication in centralised non-client facing roles; and consolidation of teams and staff in certain overlapping sales regions.

It is estimated that the realisation of these net cost synergies and other integration-related activities will result in non-recurring costs of up to US$185 million, of which US$125 million has already been incurred or will be incurred by the end of the 2017 financial year and the balance within three years post-Completion. These costs are in addition to the transaction and related costs of approximately US$65 million referred to in paragraph 10 of this Part I.

(2)         Based on the Henderson Underlying EBITDA (US$275.3 million) and the Janus Underlying EBITDA (US$310.9 million) in each case for the year ended 31 December 2016.

Basis of belief

The analysis undertaken by Henderson and Janus in quantifying the potential synergies has been reviewed by external accountants and is informed by Henderson and Janus managements’ industry experience as well as their experience of executing and integrating past acquisitions. The analysis is based on the Henderson business and Janus business on a stand-alone basis and their detailed plans to integrate the two businesses globally.

The potential synergies have been calculated based on the latest available management information, consistent with that contained in Henderson’s and Janus’s respective financial information for the period ended 31 December 2016.

In arriving at the estimate and phasing of the potential synergies and non-recurring costs Henderson and Janus have made a number of key assumptions, including that:

•                                          the Merger will complete in May 2017;

•                                          there will be no significant impact on the underlying operations of Henderson or Janus or the ability for the Combined Group to conduct business;

•                                          there will be no material change in foreign exchange rates (with a sterling/US Dollar exchange rate of 1.3 assumed for the duration of the integration); and

•                                          there will be no material change to macro-economic, political, tax or legal conditions in the markets or regions in which Henderson or Janus operate that materially impacts the implementation, or costs to achieve, the proposed synergies.

The estimated cost synergies identified above reflect both the beneficial elements and relevant costs of achieving them. The estimated synergies are contingent on the Merger being completed and the expected benefits of the Merger being realised. They assume that no restrictions, terms or other conditions will be imposed in connection with the receipt of any governmental, regulatory or other approvals or consents necessary in connection with completion of the Merger. The estimated synergies would not be achievable on a stand-alone basis.

6.             DIVIDENDS

Pre-Completion dividends

Prior to Completion, subject to the approval of the Henderson Shareholders at the 2017 AGM, Henderson intends to declare and pay a final dividend of 7.30 pence per Existing Henderson Share for the financial year ended 31 December 2016. If approved by Henderson Shareholders, the dividend will be paid on or around 19 May 2017 to all Henderson Shareholders on the register of members at the close of business on 5 May 2017.

As announced on 24 January 2017, the Henderson Board also currently intends to declare and pay to Henderson Shareholders prior to Completion an interim dividend in respect of the first quarter of the financial year ending 31 December 2017 with a view to ensuring equality of treatment of Henderson Shareholders and Janus Stockholders. The Henderson Board will determine the amount of any such Q1 2017 dividend following the end of the quarter. Henderson Shareholders will be informed of the amount and timetable for payment of the Q1 2017 dividend prior to the date of the EGM by an announcement on the LSE and ASX.

Janus has declared and paid to Janus Stockholders quarterly cash dividends of US$0.11 and US$0.11 per Janus Share for the third and fourth quarter of 2016 respectively. Janus also currently expects to declare and pay a dividend in respect of Q1 2017 to Janus Stockholders prior to Completion.

Post-Completion dividends

Whilst there can be no assurance that Janus Henderson Shareholders will receive or be entitled to dividends that are equivalent to the historic dividends of Henderson or Janus, the Henderson Board and Janus Board expect that Janus Henderson will continue to follow a progressive dividend policy, increasing the dividend broadly in line with growth in adjusted operating income over the medium term and with a pay-out ratio consistent with Henderson’s past practice. Following Completion, it is intended that Janus Henderson will declare dividends on a quarterly basis beginning with the second quarter of 2017.

However, the amount of dividends, if any, that are declared or paid to Janus Henderson Shareholders in respect of financial periods after Completion cannot yet be determined and will depend on a number of factors. The Janus Henderson Board will have sole discretion to determine whether any interim dividends will be declared, the amount of any such interim dividends, the amount of any final dividend recommended to Janus Henderson Shareholders (which may be paid subject to the approval of Janus Henderson Shareholders) and when any dividend will be paid. The Henderson Board and the Janus Board expect that such determination would be based on a number of considerations, including, but not limited to, Janus Henderson’s results of operations, capital management plans, the market price of the New Janus Henderson Shares and Janus Henderson’s access to capital markets, as well as legal requirements, industry practice and other factors deemed relevant by the Janus Henderson Board.

7.             GOVERNANCE AND MANAGEMENT OF THE COMBINED GROUP

At Completion, Janus Henderson will adopt a corporate governance policy in a form customary for NYSE-listed companies, adapted as necessary to reflect Janus Henderson’s dual listed status in the US and Australia.

The Janus Henderson Board will be comprised of 12 directors and will meet in London and Denver. The initial Janus Henderson Directors will be:

Name	Position

Richard Gillingwater	Chairman
Glenn Schafer	Deputy Chairman
Andrew Formica	Co-Chief Executive Officer
Richard Weil	Co-Chief Executive Officer
Sarah Arkle	Non-Executive Director
Kalpana Desai	Non-Executive Director
Jeffrey Diermeier	Non-Executive Director
Kevin Dolan	Non-Executive Director
Eugene Flood Jr.	Non-Executive Director
Lawrence Kochard	Non-Executive Director
Angela Seymour-Jackson	Non-Executive Director
Tatsusaburo Yamamoto	Non-Executive Director

The decision to appoint co-Chief Executive Officers reflects the very important role both will play in achieving a successful integration of the two businesses, and was unanimously supported by each of the Henderson Board and the Janus Board.

The new Janus Henderson Directors will be appointed with effect from Completion and will be proposed to Janus Henderson Shareholders for election at the annual general meeting of Janus Henderson held in 2018. The New Janus Henderson Articles will limit the tenure of each initial independent Janus Henderson Director to 15 years from the date of their original appointment to the Henderson Board or the Janus Board (as applicable). Additional Janus Henderson Directors will be appointed if and when required and their tenure will be limited to 10 years from the date of their appointment. At Completion, the Henderson Directors who will not become members of the Janus Henderson Board will resign.

As described in Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements), Dai-ichi will have the right to select an individual for appointment to the Janus Henderson Board until such right is terminated in accordance with the terms of the Dai-ichi Investment and Strategic Co-operation Agreement. The initial Janus Henderson Director nominated by Dai-ichi will be Tatsusaburo Yamamoto who is currently a director of Janus under its existing agreement with Dai-ichi.

At Completion, the Janus Henderson Board will establish four committees: an Audit Committee chaired by Jeffrey Diermeier, a Nominating/Corporate Governance Committee chaired by Richard Gillingwater, a Compensation Committee chaired by Lawrence Kochard and a Risk Committee chaired by Sarah Arkle. All of the members of each committee must qualify as independent directors under the NYSE Listed Company Manual and ASX Principles.

In addition, an Executive Committee will be established at Completion. It will be led by co-Chief Executive Officers Andrew Formica and Richard Weil and will initially consist of 10 members, being (in addition to Andrew Formica and Richard Weil):

•                                          Janus’s President, Head of Investments, Enrique Chang, who will become Global Chief Investment Officer;

•                                          Henderson’s Global Head of Distribution, Phil Wagstaff, who will become Global Head of Distribution;

•                                          Janus’s President, Bruce Koepfgen, who will become Head of North America;

•                                          Henderson’s Executive Chairman Pan Asia, Rob Adams, who will become Head of Asia Pacific;

•                                          Janus’s Chief Financial Officer, Jennifer McPeek, who will become Chief Operating and Strategy Officer;

•                                          Henderson’s Chief Financial Officer, Roger Thompson, who will become Chief Financial Officer;

•                                          Janus’s Chief Compliance Officer, David Kowalski, who will become Chief Risk Officer; and

•                                          Henderson’s General Counsel and Company Secretary, Jacqui Irvine, who will become Group General Counsel and Company Secretary.

Biographies of the members of the Executive Committee are set out in paragraph 8 of Part IX (Additional information) of this document.

8.             REMUNERATION

Janus Henderson’s approach to remuneration will reflect its status as a newly NYSE-listed company, adapted as necessary to take account of Janus Henderson’s dual listed status in the US and Australia. A revised remuneration approach, including future remuneration for the co-Chief Executive Officers and other directors, will be developed by the Compensation Committee to integrate the remuneration policies and practices of Henderson and Janus, and to reflect the strategic goals and horizons of Janus Henderson. It is intended that Janus Henderson, as a company incorporated outside the UK and with no LSE listing, will move away from voluntary compliance with the UK regulations governing the disclosure and approval of directors’ remuneration as set out in The Large & Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. Henderson’s remuneration policy, as approved at its annual general meeting on 30 April 2015 on an advisory basis will continue to apply on a voluntary basis until the revised Janus Henderson remuneration approach has been determined, save that: (i) the existing contractual entitlements of the Janus directors who are joining the Janus Henderson Board will be honoured in full; and (ii) the individual non-executive director fees may be increased and the collective cap on non-executive director fees will be increased in accordance with the New Janus Henderson Articles.

After the Latest Practicable Date but prior to Completion, in accordance with the terms of the Merger Agreement, Henderson intends to make grants under the Henderson Share Plans (other than the Henderson Group plc Long Term Incentive Plan) in the ordinary course consistent with past practice. Henderson has also notified participants in the Henderson Group plc Long Term Incentive Plan of the potential face value of awards for 2017 (which value is consistent with past practice in all material respects). The precise form in which any such awards will be granted will be subject to review and determination by the Compensation Committee following Completion.

Pursuant to the Merger Agreement, during the one year period following Completion, Janus Henderson will be required to provide each employee who is employed by Henderson, Janus or their respective subsidiaries prior to Completion and who remains employed by Janus Henderson following Completion, with a base salary no less favourable than the base salary provided to such employee immediately prior to Completion, aggregate incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such employee immediately prior to Completion and other employee benefits that are substantially comparable in the aggregate to those provided to such employee prior to Completion. Further details of the current service agreements and arrangements of Henderson and Janus directors and officers are set out in paragraphs 10 and 11 of Part IX (Additional information) of this document.

9.             DAI-ICHI AGREEMENTS

In 2012, Janus entered into a strategic alliance with Dai-ichi, the Japanese life insurance company. Dai-ichi, has committed to vote its Janus Shares, which represent approximately 20% of the issued and outstanding Janus Shares as at the Latest Practicable Date, in favour of the Merger.

Immediately following Completion, Dai-ichi will hold approximately 9% of the New Janus Henderson Shares and intends to further invest in New Janus Henderson Shares to increase its ownership interest to at least 15%. To assist Dai-ichi in achieving its ownership ambitions, Henderson has agreed to sell to Dai-ichi options to subscribe for or purchase New Janus Henderson Shares representing up to approximately 5% of the New Janus Henderson Shares in issue at Completion pursuant to the Dai-ichi Option Agreement. Such agreement is subject to and conditional upon: (i) Completion; and (ii) in respect of options to subscribe for or purchase New Janus Henderson Shares representing approximately 2.2% of the New Janus Henderson Shares in issue at Completion, the necessary Henderson Shareholder approvals being obtained at the EGM. Further details of the terms of the

Dai-ichi Option Agreement are set out in Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements).

In February 2017, Dai-ichi invested approximately US$172 million into one of Henderson’s funds and, following Completion, Dai-ichi anticipates making additional investments in the Janus Henderson product range of up to US$500 million, which would bring its total committed invested assets in Janus Henderson products to more than US$2.5 billion.

10.          FINANCIAL EFFECTS OF THE MERGER

Unaudited pro forma financial information illustrating the effect of the Merger on Henderson’s consolidated net assets as at 31 December 2016, as if Completion had occurred at that date, is set out in Part V (Unaudited pro forma financial information of the Combined Group) of this document. This information has been prepared for illustrative purposes only. It shows that the Merger would have led to a pro forma movement in consolidated net assets from US$1,692.3 million to US$4,203.2 million as at 31 December 2016. More detailed information on the expected impact of the Merger on the consolidated assets and liabilities of Henderson is set out in Part V (Unaudited pro forma financial information of the Combined Group) of this document.

Henderson and Janus expect to incur transaction and related costs (including advisory, legal, audit, valuation and other professional fees) of approximately US$65 million in connection with the Merger (which are in addition to the costs associated with realising the net cost synergies and other integration-related activities referred to in paragraph 5 of this Part I).

It is expected that the effective tax rate for the Combined Group will reflect a blend of the stand-alone tax rates of Henderson and Janus.

11.          ACCOUNTING TREATMENT OF THE MERGER

The Merger will be accounted for as a business combination under US GAAP (ASC 805), which requires as the first step in the application of acquisition accounting for one of the combining entities to be identified as the acquirer (ASC 805-10-25-4). Henderson will be treated as the acquiring entity for accounting purposes. In identifying Henderson as the acquiring entity for accounting purposes, Henderson took into account the voting rights of all equity instruments, the intended corporate governance structure of Janus Henderson, and the size of each of the companies. In assessing the size of each of the companies, Henderson evaluated various metrics, including, but not limited to: market capitalisation, revenue, operating profit, assets and assets under management. No single factor was the sole determinant in the overall conclusion that Henderson is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

12.          INTEGRATION

Post-Completion integration planning is being overseen by a steering committee comprising members of senior management of both Henderson and Janus to manage the integration process effectively across each functional division. The objective of this joint team is to deliver the benefits of the Merger after Completion whilst minimising disruption to the business of the Combined Group. Given the people-intensive nature of both businesses, a key focus of the integration planning process has been to provide employees with as much clarity as possible on future organisational structure.

13.          REGULATORY CAPITAL

In February 2017, Henderson received feedback following the FCA’s Supervisory Review and Evaluation Process (“SREP”) of Henderson’s capital position on a stand-alone basis (i.e. before taking into account the Merger). On that stand-alone basis, Henderson’s capital requirement as at 31 December 2016 was £216 million. As a result, Henderson held capital in excess of its regulatory capital requirement on a consolidated basis of £69 million as at 31 December 2016.

Henderson will continue to use the FCA’s latest interim Individual Capital Guidance (“ICG”) in relation to Henderson stand-alone to assess the regulatory capital requirements of the Combined Group until such time as it is reviewed by the FCA in the future.

The latest ICG, when applied to the Combined Group, is estimated by Henderson to increase the regulatory capital requirements of the Combined Group. However, the Henderson Board believes the Combined Group will hold capital in excess of its estimate for regulatory capital required from Completion and that the Combined Group would have sufficient capital to comply with its regulatory capital requirements going forward.

14.          CURRENT TRADING AND PROSPECTS

Henderson

On 9 February 2017, Henderson released its results for the year ended 31 December 2016. Henderson achieved underlying profit before tax of £212.7 million (2015: £220.0 million), reflecting lower underlying net income, down 4% year on year. The reduction in underlying net income was driven by lower performance fees of £40.4 million (2015: £98.7 million). Management fees, Henderson’s principal revenue stream, increased by 8% to £505.9 million, primarily driven by market and foreign exchange gains in 2016, partially offsetting the decrease in performance fees. Total operating expenses decreased by 2% to £378.7 million. Underlying profit after tax decreased by 14% to £169.7 million, primarily reflecting an increased tax charge for the period. Diluted underlying earnings per share decreased by 12% to 15.2 pence, primarily driven by a higher effective tax rate (20.2%) and lower underlying profits.

Assets under management as at 31 December 2016 increased by 10% to £101.0 billion, reflecting positive market and foreign exchange movements of £13.0 billion, partially offset by net outflows of £4.0 billion.

Market conditions were extremely volatile in 2016. However, on a three year basis as at 31 December 2016, 77% of Henderson’s assets outperformed the relevant metrics, demonstrating the Henderson Group’s long-term track record. On a one year basis, performance was less strong, with 50% of assets outperforming.

The macro environment was challenging in 2016 and this is expected to continue in 2017. Although retail flows have moderated in the US, political and economic conditions in the UK and Continental Europe remain challenging, with the UK set to begin Brexit negotiations with the EU and several European elections due to take place in 2017. However, Henderson remains focused on delivering excellent performance and maintaining strong client relationships.

Janus

On 24 January 2017, Janus reported full year 2016 net income attributable to Janus of $146.1 million, or $0.78 per diluted share, compared with net income attributable to Janus of $155.8 million, or $0.80 per diluted share, for 2015. Full year 2016 revenues of $1,010.7 million decreased from 2015 revenues of $1,076.2 million due to a product mix shift to lower yielding products and lower performance fees. Operating expenses were consistent year-on-year while non-operating expenses decreased largely as a result of the early retirement of debt in 2015. Assets under management (including ETP assets) at 31 December 2016 increased by $4.5 billion, reflecting positive market movements of $8.5 billion and net outflows of $4.0 billion.

15.          REGULATORY APPROVALS

The Merger is subject to customary regulatory approvals, including, among others: (i) expiration or termination of any applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976; (ii) approval by the US Financial Industry Regulatory Authority, Inc.; (iii) approval of the Merger by the FCA in respect of Henderson becoming a controller of each Janus entity authorised by the FCA; (iv) the approval by the JFSC of the US Registration Statement and any other relevant document deemed to be a prospectus pursuant to the Jersey Companies Law, and the issue by the JFSC of any consent required pursuant to the Control of Borrowing (Jersey) Order 1958 for Henderson to lawfully assume the Janus awards and plans; and (v) consents, non-objections and/or approvals from the applicable governmental authorities in Canada, Hong Kong, Ireland, Singapore, Switzerland, and, if applicable, Australia, India and Jersey and certain other jurisdictions, as well as obtaining approvals, consents and/or non-objections from the applicable governmental authorities in Jersey, Switzerland and, if applicable, Ireland, necessary in connection with the transactions contemplated by the Dai-ichi Agreements.

As at the Latest Practicable Date, the only regulatory approvals outstanding were approval of the Merger by FINRA, the Hong Kong Securities and Futures Commission (the “Hong Kong SFC”), and the Central Bank of Ireland (the “CBI”).

16.          CONDITIONS TO THE MERGER

Completion is subject to customary conditions for a transaction of this size and type including, among other things, the following:

(a)                                 approval of the Merger by Janus Stockholders at the Janus Stockholder Meeting to be held on 25 April 2017;

(b)                                 approval of the Merger, the increase of Henderson’s share capital to permit the issuance of New Janus Henderson Shares in connection with the Merger, the change of name of Henderson Group plc to “Janus Henderson Group plc”, the New Janus Henderson Memorandum and the New Janus Henderson Articles and the London De-listing by Henderson Shareholders at the EGM;

(c)                                  approval of the final dividend of 7.30 pence for the year ended 31 December 2016 by Henderson Shareholders at the 2017 AGM;

(d)                                 receipt of the remaining customary regulatory approvals, in respect of the Merger, being approvals from FINRA, the Hong Kong SFC and the CBI;

(e)                                  the absence of certain governmental restraints or prohibitions preventing Completion from occurring;

(f)                                   approval by the boards of trustees and shareholders of Janus-advised US mutual funds of new investment advisory agreements with Janus to take effect at Completion representing at least 67.5% of the assets under management of those funds as at 30 September 2016;

(g)                                  the SEC having declared effective the US Registration Statement and the absence of any stop order or proceeding seeking a stop order; and

(h)           the approval for listing by the NYSE of the New Janus Henderson Shares, subject to official notice of issuance.

17.          SHARE CONSOLIDATION

In connection with the Merger, Henderson is proposing a Share Consolidation to take effect immediately prior to Completion. The purpose of the Share Consolidation is to seek to ensure that, following Completion, the price of the New Janus Henderson Shares is above the minimum share price of US$4 for admission to listing on the NYSE and, so far as possible, is at a comparable level to Janus Henderson’s peers on the NYSE.

The effect of the Share Consolidation will be to replace every 10 Existing Henderson Shares in issue at the Share Consolidation Record Time with one New Janus Henderson Share. In order to ensure that holders of Existing Henderson CDIs are treated in the same way as holders of Existing Henderson Shares, CDN will also consolidate the Existing Henderson CDIs on the same basis by replacing every 10 Existing Henderson CDIs in issue at the CDI Consolidation Record Time with one New Janus Henderson CDI.

Fractional entitlements and Surplus New Janus Henderson Shares

Henderson Shareholders whose holdings of Existing Henderson Shares cannot be consolidated into an exact number of New Janus Henderson Shares, and Henderson CDI Holders whose holdings of Existing Henderson CDIs cannot be consolidated into an exact number of New Janus Henderson CDIs, will be left with a fractional entitlement.

In addition, although CDN holds Existing Henderson Shares on behalf of multiple Henderson CDI Holders, Jersey Companies Law requires Henderson to treat CDN’s holding of Existing Henderson Shares as a single, undivided holding. The Share Consolidation will therefore result in CDN holding a number of New Janus Henderson Shares in excess of the total number of New Janus Henderson Shares to which Janus Henderson CDI Holders would have been entitled had they each been a direct holder of the relevant Existing Henderson Shares for the purposes of the Share Consolidation (such additional New Janus Henderson Shares to which CDN is entitled being the “Surplus New Janus Henderson Shares”).

Fractional entitlements of Henderson Shareholders to New Janus Henderson Shares and the Surplus New Janus Henderson Shares will be aggregated and sold in the market for the best price reasonably obtainable on behalf of the relevant Henderson Shareholders or Henderson CDI Holders (as applicable). Janus Henderson reserves the right to instruct the sale of such aggregated fractional entitlements for the relevant Henderson Shareholders and Henderson CDI Holders (as applicable) on the NYSE (as New Janus Henderson Shares) and/or the ASX (as New

Janus Henderson CDIs). The net proceeds of the sale, after the deduction of the expenses of the sale (including any fees in relation to currency conversions), will be paid in due proportion to the relevant Henderson Shareholders or Henderson CDI Holders (as applicable) and, in the case of Henderson CDI Holders, such that they are each paid the amount that they would have received for their fractional entitlement had they been a direct holder of the relevant Existing Henderson Shares for the purposes of the Share Consolidation. The value of any fractional entitlement will not exceed the value of one New Janus Henderson Share or New Janus Henderson CDI when the relevant New Janus Henderson Shares or New Janus Henderson CDIs are sold.

Payment of fractional entitlements

Payment of fractional entitlements (where applicable) will be despatched as soon as practicable following the sale of the relevant New Janus Henderson Shares or New Janus Henderson CDIs, as described above. Henderson Shareholders who hold their Existing Henderson Shares in CREST will receive their fractional entitlement payment via their CREST accounts. Henderson Shareholders who hold their Existing Henderson Shares in certificated form will be sent a cheque for their fractional entitlement, regardless of whether they have an existing mandate to a bank or building society account in respect of the payment of dividends. Henderson CDI Holders will have their fractional entitlement payment deposited into the bank account into which their Henderson dividends are paid (where applicable) or, if no existing mandate is in place, will be sent a cheque.

Henderson Shareholders will receive any fractional entitlement payment in Pounds Sterling, whilst Henderson CDI Holders will receive any fractional entitlement payment in Australian Dollars or New Zealand Dollars in accordance with their preference for, and applying the currency exchange rate applicable to, the payment of dividends.

Henderson Shareholders who hold fewer than 10 Existing Henderson Shares, and Henderson CDI Holders who hold fewer than 10 Existing Henderson CDIs, will still have their holding consolidated but will receive cash only and no New Janus Henderson Shares or New Janus Henderson CDIs (as applicable).

18.          TREATMENT OF HENDERSON AND JANUS EQUITY AWARDS

All Henderson equity awards will remain outstanding in accordance with the terms and conditions under the applicable plans and award agreements in effect immediately prior to Completion, provided that the number of shares under such equity awards and any exercise price payable will be adjusted to take account of the Share Consolidation. Following Completion, performance targets applicable to the outstanding Henderson equity awards will be reviewed by the Compensation Committee to consider any adjustments that it deems appropriate to reflect the performance of the Combined Group, provided that such adjustments will not be to the advantage of participants or more difficult to satisfy.

Pursuant to the Merger Agreement, all Janus equity awards outstanding immediately prior to Completion, whether vested or unvested, will be converted into corresponding Janus Henderson equity awards with respect to a number of New Janus Henderson Shares calculated using the Adjusted Exchange Ratio. For converted options, the exercise price will be determined by dividing the per share exercise price by the Adjusted Exchange Ratio.

Further details of the treatment of the outstanding equity awards of Henderson and Janus in connection with the Merger are set out in paragraph 1 of Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements) of this document.

19.          LONDON DE-LISTING AND NYSE LISTING

London De-listing

The Existing Henderson Shares are currently listed on the premium segment of the Official List and admitted to trading on the main market for listed securities of the LSE. The Existing Henderson CDIs are quoted and traded on the ASX. The Janus Shares are currently listed and admitted to trading on the NYSE.

Both the Henderson Board and the Janus Board wish to maximise liquidity for the holders of the New Janus Henderson Shares following Completion. Currently the deepest pool of liquidity for Henderson is in Australia and for Janus is in the US.

Having considered the cost and complexity of continuing to have its securities trade on each of the NYSE, the ASX and LSE, the Henderson Board determined that, subject to the approval of Henderson Shareholders (which is required pursuant to Listing Rule 5.2.5 R), it would apply to cancel the listing of Existing Henderson Shares on the Official List and the admission of the Existing Henderson Shares to trading on the LSE with effect from Completion.

Following the London De-listing, the Listing Rules and Disclosure Guidance and Transparency Rules will no longer apply to Janus Henderson, which may mean that certain shareholder protections are no longer applicable. In particular: (a) shareholder approval will no longer be required for significant transactions entered into by the Combined Group in accordance with Listing Rule 10 or for certain transactions entered into between the Combined Group and a related party of Janus Henderson under Listing Rule 11; (b) the restrictions on Janus Henderson dealing in its own securities set out in Listing Rule 12 will no longer be applicable; and (c) the requirement to include certain information in circulars sent to shareholders, including where the Combined Group enters into a significant transaction or seeks other shareholder approvals, will no longer be applicable.

However, Janus Henderson will remain subject to the requirements of the ASX Listing Rules and following Completion, upon the NYSE Listing becoming effective, Janus Henderson will become subject to the requirements of the NYSE Listed Company Manual, including: (a) shareholder approval requirements under NYSE Listed Company Rule 312.03 for certain share issuances, including share issuances to related parties and share issuances that exceed 20% of the amount of shares outstanding; and (b) notification and proxy submission obligations for matters affecting the rights or privileges of shareholders under Section 4 of the NYSE Listed Company Manual. Janus Henderson will also become subject to relevant SEC rules of practice, which include rules in relation to Janus Henderson dealing in its own securities.

It is intended that the last day of trading in Existing Henderson Shares on the LSE will be 26 May 2017.

NYSE Listing

At Completion, the New Janus Henderson Shares will be admitted to trading on the NYSE. Janus Henderson will also maintain its listing on the ASX and the quotation of New Janus Henderson CDIs, each representing one New Janus Henderson Share, on the ASX will continue.

Index inclusion

Henderson is currently a member of the FTSE 250 and ASX 100 indices, among others; Janus is currently a member of the S&P Mid-Cap 400 and Russell 2000 indices, among others.

Following Completion, Janus Henderson expects to maintain its inclusion in the ASX 100 and Russell indices. Janus Henderson will not be automatically included in any S&P indices but will seek inclusion for the Combined Group as soon as practicable following Completion.

20.          SETTLEMENT AND DEALINGS IN NEW JANUS HENDERSON SHARES AFTER COMPLETION

Following the London De-listing and the NYSE Listing becoming effective, it will no longer be possible to transfer or settle New Janus Henderson Shares directly through the CREST settlement system. In addition, certain holders of Existing Henderson Shares may find that they cannot hold and trade New Janus Henderson Shares in the same way as they currently hold and trade their Existing Henderson Shares. In light of this, Janus Henderson has entered into certain arrangements in order to assist such Henderson Shareholders, which are further described in Part VIII (Settlement and dealings in New Janus Henderson Shares after Completion) of this document.

Henderson Shareholders are advised to read Part VIII (Settlement and dealings in New Janus Henderson Shares after Completion) of this document carefully to ensure that they understand the arrangements that will apply following Completion.

21.          TAXATION

Henderson Shareholders who are in any doubt about their tax position or who may be subject to tax in a jurisdiction other than the UK or Australia are strongly recommended to consult their own professional advisers.

21.1        UK taxation

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of the Share Consolidation or the holding or disposal of New Janus Henderson Shares or New Janus Henderson CDIs. The following statements are based on current UK legislation and what is understood to be the current practice of HM Revenue & Customs as at the date of this document, both of which may change, possibly with retroactive effect. They apply only to holders of Existing Henderson Shares (for the purposes of this paragraph 21, “Existing Henderson Shareholders”) who are resident, and in the case of Existing Henderson Shareholders who are individuals who are domiciled, for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of other Henderson Shareholders or Janus Henderson Shareholders), and who hold their Existing Henderson Shares as an investment (other than in an individual savings account or exempt pension arrangement), and who are the absolute beneficial owners of both their Existing Henderson Shares and any dividends paid on them. The tax position of certain categories of Existing Henderson Shareholders who are subject to special rules (such as persons who hold or will hold their Existing Henderson Shares, New Janus Henderson Shares or Janus Henderson DIs in connection with employment, dealers in securities, insurance companies and collective investment schemes) is not considered.

(a)           Taxation Of Chargeable Gains

It is expected that, for the purposes of UK taxation of chargeable gains (“CGT”), the Share Consolidation will be treated as follows:

(i)                                     the New Janus Henderson Shares (including where represented by Janus Henderson DIs) arising from the Share Consolidation will result from a reorganisation of the share capital of Henderson. Accordingly, to the extent that an Existing Henderson Shareholder receives New Janus Henderson Shares (including where represented by Janus Henderson DIs), the Existing Henderson Shareholder should not in practice be treated as making a disposal of all or part of their holding of Existing Henderson Shares by reason of the Share Consolidation being implemented, and the New Janus Henderson Shares (including where represented by Janus Henderson DIs) which replace an Existing Henderson Shareholder’s holding of Existing Henderson Shares as a result of the Share Consolidation (the “new holding”) will be treated as the same asset as the Existing Henderson Shareholder’s holding of Existing Henderson Shares and as having been acquired at the same time as the Existing Henderson Shareholder’s holding of Existing Henderson Shares was acquired;

(ii)                                  to the extent that an Existing Henderson Shareholder receives cash by virtue of a sale on his or her behalf of any New Janus Henderson Shares to which he or she has a fractional entitlement, the Existing Henderson Shareholder will not in practice normally be treated as making a part disposal of their holding of Existing Henderson Shares, the proceeds instead being deducted from the base cost of the Existing Henderson Shareholder’s new holding. If those proceeds exceed that base cost, however, or if an Existing Henderson Shareholder holds less than 10 Existing Henderson Shares at the Completion Date and so is not entitled to any New Janus Henderson Shares, the Existing Henderson Shareholder will be treated as disposing of part or all of his or her existing holding of Existing Henderson Shares and will be subject to tax in respect of any chargeable gain thereby realised; and

(iii)                               on a subsequent disposal of the whole or part of the New Janus Henderson Shares (including where represented by Janus Henderson DIs) comprised in the new holding, an Existing Henderson Shareholder may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain realised.

It is expected that the redenomination of the Existing Henderson Shares should not give rise to any immediate liability to CGT in an Existing Henderson Shareholder’s hands.

(b)           Taxation of income

It is expected that neither the redenomination of the Existing Henderson Shares nor the Share Consolidation will give rise to any immediate liability to UK income tax (or corporation tax on income) in an Existing Henderson Shareholder’s hands.

(c)           UK stamp duty and stamp duty reserve tax (“SDRT”)

The statements in this section regarding UK stamp duty and SDRT apply to Henderson Shareholders and Janus Henderson Shareholders irrespective of their residence and are intended as a general guide only. Special rules may apply to certain categories of persons, including intermediaries, brokers, dealers and persons connected with depositary receipt arrangements and clearance services.

(i)            New Janus Henderson Shares

No liability to UK stamp duty or SDRT is expected to arise on the transfers at Completion of New Janus Henderson Shares into the DTC or DRS systems pursuant to the arrangements described in Part VIII (Settlement and dealings in New Janus Henderson Shares after Completion) of this document.

No liability to SDRT will arise on agreements to transfer New Janus Henderson Shares (including within the DTC or DRS systems), provided that the New Janus Henderson Shares are not registered in a register kept in the UK by or on behalf of Henderson. Henderson currently does not intend that any register of New Janus Henderson Shares will be kept in the UK.

UK stamp duty will not normally be payable in connection with a transfer of New Janus Henderson Shares (including within the DTC or DRS systems), provided that there is no instrument of transfer.

(ii)           Janus Henderson DIs

No liability to UK stamp duty or SDRT will arise on the issue of Janus Henderson DIs to Existing Henderson Shareholders.

HMRC have confirmed to Henderson, by way of formal clearance, that no UK SDRT will arise on agreements to transfer the Janus Henderson DIs, provided that the legal title in the New Janus Henderson Shares in respect of which such Janus Henderson DIs are issued continues to be held by Cede & Co., as nominee for DTC. No UK stamp duty will be payable on transfers within CREST of Janus Henderson DIs, provided that there is no instrument of transfer.

No UK stamp duty or SDRT is in practice expected to be payable on a cancellation (without change in beneficial ownership) of Janus Henderson DIs.

(iii)          New Janus Henderson CDIs

No liability to UK stamp duty or SDRT will arise on the issue of New Janus Henderson CDIs to Janus Henderson CDI Holders.

No UK stamp duty will be payable on transfers of New Janus Henderson CDIs, provided that there is no instrument of transfer. No SDRT should be payable in respect of any agreement to transfer the New Janus Henderson CDIs, provided that neither the New Janus Henderson CDIs nor the New Janus Henderson Shares are registered in a register kept in the UK by or on behalf of CDN or Henderson. Henderson currently does not intend that any register of New Janus Henderson CDIs or New Janus Henderson Shares will be kept in the UK.

(d)           Situs of Janus Henderson DIs

Existing Henderson Shareholders who are not domiciled in the UK may wish to seek advice as to whether or not the Janus Henderson DIs are assets situated in the UK for the purposes of UK inheritance tax and UK taxation of capital gains.

21.2        Australian taxation

The following is a summary of the likely Australian income tax implications associated with the Share Consolidation for Australian resident Henderson CDI Holders or Henderson Shareholders (“Australian Henderson CDI/Share Holders”). The summary below is based on the Australian income tax law and published practice of the Australian Taxation Office as at the date of this document. The summary does not represent a complete analysis of all the likely Australian income tax implications associated with the Share

Consolidation. The summary only covers the Australian income tax consequences for Australian Henderson CDI/Share Holders that hold their Existing Henderson CDIs/Existing Henderson Shares on capital account. It does not apply to Australian Henderson CDI/Share Holders that hold their Existing Henderson CDIs/Existing Henderson Shares as trading stock or revenue assets. During the time of ownership of the Existing Henderson CDIs/Existing Henderson Shares by investors, the taxation laws of Australia or their interpretation may change. The precise implications of ownership or disposal will depend upon each investor’s specific circumstances. Investors should seek their own professional advice on the taxation implications of holding or disposing of their CDIs/Shares, taking into account their specific circumstances.

(a)           Class Ruling application

A class ruling is currently being sought from the Australian Tax Office (the “ATO”) by Henderson on behalf of Australian CDI/Share Holders to confirm specific income tax consequences set out in this document inclusive of both the Share Consolidation and fractional consideration (the “Class Ruling”).

The final Class Ruling will be published on Henderson’s website and the ATO website following Completion. It is the ATO’s standard practice that class rulings are not issued until the completion of the relevant transaction. Ultimately, the ATO may or may not issue a final Class Ruling consistent with the outline below.

(b)           Share Consolidation

It is expected that the New Janus Henderson CDIs/New Janus Henderson Shares arising from the Share Consolidation will result from a reorganisation of the share capital of Henderson involving the consolidation of every 10 Existing Henderson CDIs into one New Janus Henderson CDI, and every 10 Existing Henderson Shares into one New Janus Henderson Share, respectively.

Australian Henderson CDI/Share Holders should not be treated as having disposed of their Existing Henderson CDIs/Existing Henderson Shares as a result of the Share Consolidation. Accordingly, no capital gain or loss should be realised in respect of those Existing Henderson CDIs/Existing Henderson Shares that are consolidated into New Janus Henderson CDIs/New Janus Henderson Shares under the proposed Share Consolidation.

The aggregate cost base of the Existing Henderson CDIs/Existing Henderson Shares should be apportioned across the New Janus Henderson CDIs/New Janus Henderson Shares. The New Janus Henderson CDIs/New Janus Henderson Shares should have the same date of acquisition as the Existing Henderson CDIs/Existing Henderson Shares which is relevant for the purposes of the capital gains tax discount to the extent it is relevant to specific investors.

(c)           Fractional entitlements

Australian Henderson CDI/Share Holders should recognise a capital gain or loss upon disposal of any fractional entitlement to a New Janus Henderson Share or Surplus New Janus Henderson Shares representing a fractional entitlement to a New Janus Henderson CDI. This will be determined by comparing the payment received for such disposal against the cost base of the Existing Henderson CDIs/Existing Henderson Shares relating to any fractional entitlement to a New Janus Henderson CDI/New Janus Henderson Share.

22.          RISK FACTORS

For a discussion of the risks and uncertainties which you should take into account when considering whether to vote in favour of the Resolutions, please refer to Part III (Risk Factors) of this document.

23.          EXTRAORDINARY GENERAL MEETING AND THE RESOLUTIONS

Given the size of the Merger in relation to the current size of Henderson, it is necessary for Henderson to seek shareholder approval for the Merger. Under the terms of the Merger Agreement, in order for the Merger to become effective Henderson Shareholders are also required to approve: (i) the allotment of New Janus Henderson Shares in connection with the Merger; (ii) the change of the name of Henderson Group plc to “Janus Henderson Group plc”; (iii) the adoption of the New Janus Henderson Memorandum and the New Janus Henderson Articles; and (iv) the de-listing of the Existing Henderson Shares from the LSE. The EGM has been convened to seek these approvals, together with certain ancillary approvals, from the Henderson Shareholders.

Resolutions 1 to 8 (inclusive) and 12 are inter-conditional which means that for any of them to take effect, they must all be passed.

Resolution 1 — Redenomination of issued share capital and cancellation of unissued shares

Resolution 1 will be proposed as a special resolution and will be passed if two-thirds or more of the votes cast are in favour.

Resolution 1 proposes that Henderson’s issued share capital be re-denominated from Pounds Sterling into US Dollars. The nominal value of each Existing Henderson Share of £0.125 each will be converted at an exchange rate of 1.2376 (being the exchange rate as at the close of business on 17 March 2017) to US$0.1547. Resolution 1 further proposes that the remaining 1,063,068,666 unissued Existing Henderson Shares of £0.125 each be cancelled.

In order to comply with the requirements of Jersey Companies Law, it is proposed that the redenomination of Henderson’s issued share capital will become effective on the date of the EGM.

Resolution 2 — Adoption of Interim Henderson Memorandum

Resolution 2 will be proposed as a special resolution and will be passed if two-thirds or more of the votes cast are in favour.

Resolution 2 proposes that the Interim Henderson Memorandum be adopted with effect from the redenomination of the nominal value of the Existing Henderson Shares referred to in Resolution 1 becoming effective. The Interim Henderson Memorandum gives effect to the changes proposed by Resolution 1. It is intended that the Interim Henderson Memorandum will remain in place up to the time that the reduction of the nominal value of the ordinary shares referred to in Resolution 3 below becomes effective, at which time a statutory minute delivered to the Jersey Registrar of Companies in connection with that process replaces the relevant parts of the Interim Henderson Memorandum. The Interim Henderson Memorandum as supplemented by that statutory minute will remain in place until Completion when the New Janus Henderson Memorandum will become effective as proposed by Resolution 7.

Resolution 3 — Reduction of the nominal value of the Existing Henderson Shares following the redenomination into US Dollars

Resolution 3 will be proposed as a special resolution and will be passed if two-thirds or more of the votes cast are in favour.

Resolution 3 proposes that the nominal value of each Existing Henderson Share of US$0.1547 (following the redenomination of Henderson’s share capital into US Dollars described above) is reduced to US$0.15. This ensures that the new nominal value is a round number which is helpful to Henderson from an administrative perspective. In accordance with Jersey Companies Law, the nominal capital account of Henderson will be reduced from US$175,095,974.417 to US$169,776,316.50 to reflect the reduction of the nominal value of the shares and an equivalent amount will be transferred to the share premium account.

The reduction of the nominal value of the Existing Henderson Shares will become effective when a copy of the special resolution and certain supporting documents (including a statutory minute setting out certain information relating to Henderson’s share capital following the reduction) are delivered to the Jersey Registry and are registered by the Jersey Registrar of Companies, which is expected to be on or around 2 May 2017.

Resolution 4 — Consolidation of every 10 Existing Henderson Shares into one New Janus Henderson Share

Resolution 4 will be proposed as a special resolution and will be passed if two-thirds or more of the votes cast are in favour.

Resolution 4 proposes that every 10 Existing Henderson Shares in issue at the Share Consolidation Record Time are consolidated into one New Janus Henderson Share taking effect immediately prior to Completion. The Existing Henderson CDIs will also be consolidated in the same ratio. Resolution 4 further proposes that any fractional entitlements of Henderson Shareholders to New Janus Henderson Shares, or of Henderson CDI Holders to Surplus New Janus Henderson Shares, are aggregated and sold in the market for the best price reasonably obtainable on behalf of the relevant Henderson Shareholders or Henderson CDI Holders (as applicable). The net proceeds of the sale, after the deduction of the expenses of the sale, will be paid in due proportion to the relevant

Henderson Shareholders or Henderson CDI Holders (as applicable) and, in the case of Henderson CDI Holders, such that they are each paid the amount that they would have received for their fractional entitlement had they been a direct holder of the relevant Existing Henderson Shares for the purposes of the Share Consolidation.

Resolution 5 — Increase of share capital

Resolution 5 will be proposed as a special resolution and will be passed if two-thirds or more of the votes cast are in favour.

Resolution 5 proposes that the authorised share capital of Henderson be increased to US$720,000,000, comprising 480,000,000 New Janus Henderson Shares, with effect from Completion. The increase is proposed in order to allow Henderson to issue New Janus Henderson Shares in connection with the Merger and the Dai-ichi Option Agreement (if Dai-ichi exercises the options) and to provide sufficient headroom for the Combined Group following Completion.

Resolution 6 — Change of name

Resolution 6 will be proposed as a special resolution and will be passed if two-thirds or more of the votes cast are in favour.

Resolution 6 proposes that the name of Henderson Group plc be changed to “Janus Henderson Group plc” with effect from Completion.

Resolution 7 — Adoption of New Janus Henderson Memorandum and New Janus Henderson Articles

Resolution 7 will be proposed as a special resolution and will be passed if two-thirds or more of the votes cast are in favour.

Resolution 7 proposes that the New Janus Henderson Memorandum and the New Janus Henderson Articles be adopted with effect from Completion.

The New Janus Henderson Memorandum contains the provisions set out in, and gives effect to the changes proposed by, Resolutions 4 to 6 (inclusive). The New Janus Henderson Articles contain various changes to reflect corporate governance arrangements appropriate for a NYSE-listed company. For further details refer to paragraph 3 of Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements).

Resolution 8 — To approve the Merger

Resolution 8 will be proposed as an ordinary resolution and will be passed if more than 50% of the votes cast are in favour.

Resolution 8 proposes that:

(a)                                 the Merger is approved as a Class 1 transaction under the Listing Rules and the Henderson Directors are authorised to implement the Merger;

(b)                                 in addition to all existing authorities and the authority proposed to be granted pursuant to Resolution 9 (as described below), the Henderson Directors are authorised to allot and issue New Janus Henderson Shares in connection with the Merger up to an aggregate nominal amount of US$142,500,000 (representing, in aggregate, 95,000,000 New Janus Henderson Shares, being 83.9% of Henderson’s issued share capital as at the Latest Practicable Date, once adjusted to take account of the Share Consolidation) for a period expiring on 30 September 2017. This amount includes:

(i)                                     the New Janus Henderson Shares to be issued to Janus Stockholders in exchange for their Janus Shares in accordance with the terms of the Merger Agreement; and

(ii)                                  the New Janus Henderson Shares to be issued to holders of the Janus 2018 Convertible Notes which, in accordance with their terms, will be settled in New Janus Henderson Shares if a holder of such notes exercises its conversion rights after Completion;

(c)                                  in addition to the authority proposed to be granted pursuant to Resolution 11 (as described below), for the purposes of ASX Listing Rule 7.1 approval is given to allot and issue up to 93,489,000 New Janus Henderson Shares to Janus Stockholders and holders of the Janus 2018 Convertible Notes (to the extent that they exercise their conversion rights) in connection with the Merger for a period expiring on 30 September 2017; and

(d)                                 for the purposes of ASX Listing Rule 10.11, approval is given to allot and issue up to 1,511,000 New Janus Henderson Shares in connection with the Merger to Glenn Schafer, Richard Weil, Jeffrey Diermeier, Eugene Flood Jr., Lawrence Kochard and Tatsusaburo Yamamoto and their respective related parties (as defined in the ASX Listing Rules) for a period expiring on 30 September 2017.

Resolution 9 — Authority to allot New Janus Henderson Shares in connection with the Dai-ichi Option Agreement

Resolution 9 will be proposed as an ordinary resolution and will be passed if more than 50% of the votes cast are in favour.

Resolution 9 proposes that, in addition to all existing authorities and the authority granted pursuant to Resolution 8, the Henderson Directors are authorised to grant options in respect of New Janus Henderson Shares to Dai-ichi pursuant to the Option Agreement up to a nominal amount of US$6,750,000 (representing, in aggregate, 4,500,000 New Janus Henderson Shares being 4.0% of Henderson’s issued share capital as at the Latest Practicable Date, once adjusted to take account of the Share Consolidation) for a period expiring on 30 September 2017. This relates to the nine conditional options granted under the Dai-ichi Option Agreement, each to subscribe for or purchase 500,000 New Janus Henderson Shares at a strike price of 2,997.2 pence per New Janus Henderson Share (once automatically adjusted in accordance with the terms of the Dai-ichi Option Agreement to take account of the effect of the Share Consolidation) (the “Unapproved Conditional Options”), which would, if exercised in full, represent approximately 2.2% of the New Janus Henderson Shares in issue at Completion. The Unapproved Conditional Options were granted subject to this Resolution 9 and Resolution 10 being passed. If either Resolution is not passed, the Unapproved Conditional Options will not be exercisable by Dai-ichi.

The other 11 conditional options granted under the Dai-ichi Option Agreement, each to subscribe for or purchase 500,000 New Janus Henderson Shares at a strike price of 2,997.2 pence per New Janus Henderson Share (once automatically adjusted in accordance with the terms of the Dai-ichi Option Agreement to take account of the effect of the Share Consolidation) (the “Approved Conditional Options”), which would if exercised in full represent approximately 2.7% of the New Janus Henderson Shares in issue at Completion, have been granted pursuant to the authority to allot and issue shares granted by Henderson Shareholders at Henderson’s 2016 annual general meeting.

Further information on the Dai-ichi Option Agreement is set out in Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements).

Resolution 10 — Limited disapplication of pre-emption rights in connection with the Dai-ichi Option Agreement

Resolution 10 requires a three-quarters majority under the Existing Henderson Articles and will be passed if 75% or more of the votes cast are in favour.

Subject to the passing of Resolution 9 and in addition to all existing authorities, Resolution 10 gives the Henderson Directors authority to grant options in respect of New Janus Henderson Shares to Dai-ichi for cash in accordance with the terms of the Dai-ichi Option Agreement. This authority relates to the Unapproved Conditional Options only; the Approved Conditional Options were granted pursuant to the authority to allot shares for cash on a non-pre-emptive basis given by Henderson Shareholders at Henderson’s 2016 annual general meeting.

This authority shall be limited to the allotment of New Janus Henderson Shares up to a nominal amount of US$6,750,000 (representing, in aggregate, 4,500,000 New Janus Henderson Shares being 4.0% of Henderson’s issued share capital as at the Latest Practicable Date, once adjusted to take account of the Share Consolidation) for a period expiring on 30 September 2017.

If this Resolution 10 is not passed, the Unapproved Conditional Options will not be exercisable by Dai-ichi.

Resolution 11 — Approval of the grant of options to Dai-ichi under the Dai-ichi Option Agreement for the purposes of ASX Listing Rule 7.1

Resolution 11 will be proposed as an ordinary resolution and will be passed if more than 50% of the votes cast are in favour.

Resolution 11 proposes that the grant of the Approved Conditional Options and the Unapproved Conditional Options is approved for the purposes of ASX Listing Rule 7.1. This approval is not required for the options to be valid and exercisable but is being proposed to preserve the ability of Janus Henderson to issue New Janus Henderson Shares representing up to 15% of its issued share capital without requiring a further approval of the Janus Henderson Shareholders for the purposes of ASX Listing Rule 7.1. The Henderson Board considers that this will maintain flexibility for Janus Henderson after Completion.

Resolution 12 — Cancellation of the listing of Existing Henderson Shares on the Official List and cessation of trading of Existing Henderson Shares on the LSE

Resolution 12 requires a three-quarters majority under Listing Rule 5.2.5 R and will be passed if 75% or more of the votes cast are in favour.

Resolution 12 proposes that:

•                                          the cancellation of the Existing Henderson Shares from the Official List and the cessation of trading of the Existing Henderson Shares on the main market of the LSE be approved to take effect from Completion; and

•                                          the Henderson Directors be authorised to implement the London De-listing.

Further details on the London De-listing and how it relates to the NYSE Listing are set out in paragraph 19 of this Part I. Further details on the transitional arrangements being put in place to assist Henderson Shareholders to hold their New Janus Henderson Shares through DTC from Completion are set out in Part VIII (Settlement and dealings in New Janus Henderson Shares after Completion) of this document.

24.          ACTION TO BE TAKEN

Henderson Shareholders will be sent a Proxy Form or a CDI Voting Instruction Form (as applicable) for use in connection with the EGM. Whether or not you intend to attend the EGM in person, please complete, sign and return the Proxy Form or CDI Voting Instruction Form in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received by no later than the time and date printed on the Proxy Form or CDI Voting Instruction Form (as applicable).

Holders of Existing Henderson Shares who are members of CREST may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notes to the Notice of Extraordinary General Meeting set out in Part XI (Notice of Extraordinary General Meeting) at the end of this document.

25.          FURTHER INFORMATION

The expected timetable of principal events for the Merger is set out on page 8 of this document. Further information regarding the terms of the Merger is set out in Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements) of this document. Henderson Shareholders are advised to read the whole of this document and not merely rely on the summarised information set out in this letter.

If you have any questions about this document, the EGM or the completion and return of the Proxy Form or CDI Voting Instruction Form (as applicable), please call the shareholder helpline. If calling from the UK, please call between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on either 0800 073 3916 or +44 (0) 1534 281 842. If calling from Australia, please call between 8.30 a.m. and 5.00 p.m. (Sydney time) Monday to Friday (except Australian national public holidays) on 1300 651 710 or +61 3 9415 4037. Please note that calls may be monitored or recorded and the helpline cannot provide financial, legal or tax advice or advice on the merits of the Merger.

26.          RECOMMENDATION TO HENDERSON SHAREHOLDERS

The Henderson Directors have received financial advice in respect of the Merger from Bank of America Merrill Lynch and Centerview Partners. In providing their advice to the Henderson Directors, each of Bank of America Merrill Lynch and Centerview Partners has relied upon the Henderson Directors’ commercial assessment of the Merger.

The Henderson Directors consider the Merger and each of the Resolutions to be in the best interests of Henderson and the Henderson Shareholders as a whole. Accordingly, the Henderson Board unanimously recommends that Henderson Shareholders vote in favour of the Resolutions to be proposed at the EGM, as the Henderson Directors each intend to do in respect of their own beneficial holdings of Existing Henderson Shares (representing approximately 0.5% of the total issued share capital of Henderson as at the Latest Practicable Date).

Yours faithfully

/s/ Richard Gillingwater
Richard Gillingwater
Chairman
Henderson Group plc

PART II

VOTING INFORMATION FOR HENDERSON SHAREHOLDERS

AND HENDERSON CDI HOLDERS

1.             Voting information for Henderson Shareholders (other than Henderson CDI Holders)

Who can vote at the EGM?

Only those Henderson Shareholders entered in the register of members of Henderson at 6.00 p.m. (London time) on 24 April 2017 or, if the EGM is adjourned, in the register of members at 6.00 p.m. on the day which is two business days before the time of the adjourned meeting, shall be entitled to attend and vote at the EGM in respect of the number of Existing Henderson Shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the EGM.

How can you vote at the EGM?

You may attend the EGM in person or appoint either one or more persons as proxies (who need not be a Henderson Shareholder) to attend, speak and vote on your behalf. If you wish to appoint more than one proxy, please copy the Proxy Form.

Who can be a proxy?

You may appoint anyone as your proxy, including the Chairman of the EGM. A proxy need not be a Henderson Shareholder.

What happens if you appoint more than one proxy?

A Henderson Shareholder may appoint more than one proxy, provided each proxy is appointed to exercise the rights attached to different Existing Henderson Shares. If you appoint more than one proxy, then on each Proxy Form you must specify the number of Existing Henderson Shares for which each proxy is appointed. If you appoint more than one proxy, each proxy will be entitled to vote on a show of hands (when they will have one vote) and on a poll (when each proxy will have one vote for every Existing Henderson Share to which their appointment relates, except in the case of a proxy appointed by CDN).

How do you submit your proxy instructions?

•                                          By internet via the Henderson website at www.henderson.com/EGM2017. To use this facility, you will need your Control Number, unique PIN and your Shareholder Reference Number (SRN). These numbers are shown on your Proxy Form, email bulletin or notification of availability of this document. We will assume you have signed the Proxy Form if you lodge it in accordance with the instructions on the website;

•                                          By mail to the Registrar, using the reply-paid envelope provided or by posting it to: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY; or

•                                          By CREST message. If you are a CREST system user (including a CREST personal member) you can submit proxy instructions by having an appropriate CREST message transmitted to CREST Participant ID 3RA50. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST manual. Henderson may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

What is the last time for receiving your proxy?

The latest time for receipt of Proxy Forms sent by mail, by CREST message and proxy instructions submitted via the internet is 8.30 a.m. (London time) on 24 April 2017. If your proxy instructions (and any supporting documents) are not received by then, your proxy appointment will not be effective.

What if a proxy is appointed under a power of attorney or other authority?

Proxy instructions given under authority on behalf of a Henderson Shareholder must be submitted by mailing a Proxy Form. If the Proxy Form is signed under a power of attorney or other authority on behalf of a Henderson Shareholder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to the Registrar so as to arrive no later than 8.30 a.m. (London time) on 24 April 2017 unless it has been previously lodged with the Registrar or Henderson.

How does a Henderson Shareholder that is a UK company execute the Proxy Form?

If the Henderson Shareholder submitting proxy instructions is a UK company, then it must execute the Proxy Form in one of the following ways:

•                                          by having two directors or a director and a secretary of the company sign the Proxy Form;

•                                          by having a director of the company sign in the presence of a witness who attests the signature;

•                                          by having a duly authorised officer or attorney sign the Proxy Form (in which case the Henderson Shareholder must send with the Proxy Form the original, or a certified copy, of the document authorising the attorney or representative); or

•                                          if the company has a common seal, by affixing the common seal in accordance with the company’s constitution.

Does a proxy have to vote?

Your proxy can decide whether or not to attend the EGM and, if he or she attends, can decide whether or not to vote. Therefore, you should nominate someone you can trust.

Can a proxy vote in favour or against, as he or she wishes?

If a proxy decides to attend the EGM, and the appointing Henderson Shareholder directs the proxy how to vote on an item of business, then the proxy should only vote on that item of business in the way the Henderson Shareholder directed. Or, if a Henderson Shareholder does not direct the proxy how to vote on an item of business, then the proxy may vote in favour, against or abstain on that item.

The proxy will also have discretion to vote as he or she thinks fit on any other business which may properly come before the EGM including amendments to any Resolution, and at any adjourned or postponed meeting.

How will the Chairman vote as proxy if he has not been directed how to vote?

If a Henderson Shareholder appoints the Chairman of the EGM as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy on a poll, his current intention is to vote in favour of each of the Resolutions. The Chairman’s intention necessarily expresses his intention at the Latest Practicable Date and therefore, in exceptional circumstances, the Chairman’s intention may change subsequently. In such circumstances, Henderson would notify Henderson Shareholders of the change in the Chairman’s intentions through the LSE and ASX.

Persons nominated to receive information rights

The proxy rights set out above do not apply to persons nominated by a Henderson Shareholder to receive information rights pursuant to Article 80 of the Existing Henderson Articles. Persons nominated to receive information rights under Article 80 that have been sent this document are hereby informed that they may have the right under an agreement with the registered Henderson Shareholder by whom they were nominated to be appointed, or to have someone else appointed, as a proxy for the EGM. If they do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the registered shareholder as to the exercise of voting rights. Nominated persons should contact the registered Henderson Shareholder who nominated them in respect of these arrangements.

Further information

If you have any questions about this document, the EGM or the completion and return of the Proxy Form, please call the shareholder helpline between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on either 0800 073 3916 or +44 (0) 1534 281 842. Please note that calls may be monitored or recorded and the helpline cannot provide financial, legal or tax advice or advice on the merits of the Merger.

2.             Voting information for Henderson CDI Holders

Who can vote at the EGM?

Only those Henderson CDI Holders entered in the register of CDI Holders at 7.00 p.m. (Sydney time) on 24 April 2017 or, if the EGM is adjourned, in the register of CDI Holders 48 hours before the time of the adjourned meeting, shall be entitled to provide voting instructions to CHESS Depositary Nominees Pty Limited (CDN) in respect of the number of Existing Henderson CDIs registered in their name at that time. Changes to entries in the register of CDI Holders after that time shall be disregarded in determining the rights of any Henderson CDI Holders to provide voting instructions to CDN in regard to the EGM.

How can you exercise your voting rights?

You can exercise your voting rights by directing CDN how to vote on each of the Resolutions in respect of your Existing Henderson CDIs. If instead you wish to attend the EGM (or you would like someone else to attend on your behalf), you can exercise your voting rights by submitting instructions to CDN to appoint you or your representative as proxy. Your representative can be the Chairman. You can direct your representative how to vote on each of the Resolutions in respect of your Existing Henderson CDIs at the EGM.

Who can be a proxy?

You may instruct the CDN to appoint yourself or any other person (including the Chairman of the EGM) as its proxy in respect of your Existing Henderson CDIs. A proxy need not be a Henderson Shareholder or Henderson CDI Holder.

How do you submit your proxy instructions?

•                                          By internet via the Henderson website at www.henderson.com/EGM2017. To use this facility, you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown on your CDI Voting Instruction Form, and your registered post code or country of residence if outside Australia. We will assume you have signed the CDI Voting Instruction Form if you lodge it in accordance with the instructions on the website;

•                                          By mail by sending the CDI Voting Instruction Form to Computershare Investor Services Pty Limited, GPO Box 4578, Melbourne, VIC 3001, Australia or Private Bag 92119, Auckland 1142, New Zealand using the reply-paid envelope provided; or

•                                          By facsimile by faxing the CDI Voting Instruction Form to 03 9473 2555 in Australia or 09 488 8787 in New Zealand.

What is the last date for submitting your voting instructions or instructing CDN to appoint a proxy on your behalf?

If you are directing CDN to vote on your behalf, the latest time for receipt of CDI Voting Instruction Forms (and any necessary supporting documents) via post or by fax or voting instructions by internet, is 5.30 p.m. (Sydney time) on 24 April 2017.

If you are directing CDN to appoint you, the Chairman or someone else as proxy in relation to your Existing Henderson CDIs, the latest time for receipt of CDI Voting Instruction Forms (and any necessary supporting documents) via post or by fax or voting instructions by internet is 5.30 p.m. (Sydney time) on 24 April 2017.

If your CDI Voting Instruction Form (and any necessary supporting documents) is not received by then, your proxy appointment will not be effective.

What if voting instructions are submitted under a power of attorney or other authority?

Voting instructions given under authority on behalf of a Henderson CDI Holder must be submitted by mailing or faxing the CDI Voting Instruction Form.

If the CDI Voting Instruction Form is signed under a power of attorney or other authority on behalf of a Henderson CDI Holder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to the Registrar so as to arrive no later than 5.30 p.m. (Sydney time) on 24 April 2017 unless it has been previously lodged with the Registrar or Henderson.

How does a Henderson CDI Holder that is an Australian or New Zealand company execute the CDI Voting Instruction Form?

If the Henderson CDI Holder executing voting instructions is an Australian or New Zealand company, then it must execute the CDI Voting Instruction Form in one of the following ways:

•                                          by having two directors or a director and a secretary of the company sign the CDI Voting Instruction Form;

•                                          if the company has one director who is also the company secretary of the company (or the company does not have a secretary), by having that director sign it;

•                                          by having a duly authorised officer or attorney sign the CDI Voting Instruction Form (in which case the Henderson CDI Holder must send with the CDI Voting Instruction Form the original, or a certified copy, of the document authorising the attorney or representative); or

•                                          if the company has a common seal, by affixing the common seal in accordance with the company’s constitution.

Does a proxy have to vote?

Your proxy can decide whether or not to attend the EGM and, if he or she attends, can decide whether or not to vote. Therefore, you should nominate someone you can trust.

Can a proxy vote in favour or against, as he or she wishes?

If a proxy decides to attend the EGM, and the appointing Henderson CDI Holder directs the proxy how to vote on an item of business, then the proxy should only vote on that item of business in the way the Henderson CDI Holder directed. Or, if the Henderson CDI Holder does not direct the proxy how to vote on an item of business, then the proxy may vote in favour, against or abstain on that item.

The proxy will also have discretion to vote as he or she thinks fit on any other business which may properly come before the EGM including amendments to any Resolution, and at any adjourned or postponed meeting.

How will the Chairman vote as proxy if he has not been directed how to vote?

If a Henderson CDI Holder appoints the Chairman of the EGM as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy on a poll, his current intention is to vote in favour of each of the proposed Resolutions. The Chairman’s intention necessarily expresses his intention at the Latest Practicable Date and therefore, in exceptional circumstances, the Chairman’s intention may change subsequently. In such circumstances, Henderson would notify Henderson Shareholders of the change in the Chairman’s intentions through the LSE and ASX.

Further information

If you have any questions about this document, the EGM or the completion and return of the CDI Voting Instruction Form, please call the shareholder helpline between 8.30 a.m. and 5.00 p.m. (Sydney time) Monday to Friday (except Australian national public holidays) on 1300 651 710 or +61 3 9415 4037. Please note that calls may be monitored or recorded and the helpline cannot provide financial, legal or tax advice or advice on the merits of the Merger.

PART III

RISK FACTORS

Prior to making any decision to vote in favour of the proposed Resolutions at the EGM, Henderson Shareholders should carefully consider, together with all other information contained in this document, the specific factors and risks described below. All material risks relating to the Merger of which the Henderson Directors are aware are set out below, although these risks should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. There may be other risks of which the Henderson Directors are not aware or which they believe to be immaterial which may have an adverse effect on the business, financial condition, results or future prospects of the Combined Group following Completion.

Because the Henderson Group’s and the Janus Group’s respective businesses are of a similar nature in many respects, the risks set out below (other than those relating to the Merger itself) will not be new risks for Henderson, which arise only on Completion. Rather, the potential impact of existing risk factors will be materially increased (in absolute terms) from Completion, as a result of the enhanced scale of the business of the Combined Group.

The information given is as of the date of this document and, except as required by the FCA, ASX, the LSE, the Listing Rules, the Disclosure Guidance and Transparency Rules, the ASX Listing Rules or any other law or regulation, will not be updated. You should read the whole of this document and not rely solely on the information set out in this Part III.

1.             Risks relating to the Merger

The Combined Group may fail to realise the anticipated benefits of the Merger.

The success of the Merger will depend on, among other things, the Combined Group’s ability to combine the Henderson and Janus businesses in a manner that realises anticipated synergies and meets the projected standalone revenue and cost trends anticipated by each company. On a combined basis, Janus Henderson expects to benefit from recurring annual run rate pre-tax net cost synergies, expected to be fully executed within three years post-Completion, that will exceed the cost reductions that could be achievable by Henderson and Janus through stand-alone cost reduction programmes. Such cost synergies are expected to be realised by reducing combined headcount in internal support functions, investment management and trading functions and distribution and marketing functions and consolidation of offices in overlapping locations and other actions.

If the Combined Group is not able to achieve these objectives successfully, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the Merger may not be realised fully or at all or may take longer to realise than expected.

Combining the businesses of Henderson and Janus may be more difficult, costly or time-consuming than expected, which may adversely affect the Combined Group’s results and negatively affect the value of the New Janus Henderson Shares following the Merger.

Henderson and Janus have entered into the Merger Agreement because each believes that the Merger will be beneficial to itself and its shareholders or stockholders, as applicable, and that combining the businesses of Henderson and Janus will produce cost synergies and other benefits. However, Henderson and Janus have historically operated as independent companies and will continue to do so until Completion. Following Completion, the Combined Group’s management will need to integrate Janus’s and Henderson’s respective businesses. The combination of two independent businesses of the size and scale of Henderson and Janus is a complex, costly and time-consuming process and the management of the Combined Group may face significant challenges in implementing such integration, some of which may be beyond their control including, without limitation:

•                                          difficulties in achieving, in a timely manner, anticipated cost synergies, business opportunities and growth prospects;

•                                          difficulties in managing the larger Combined Group, addressing differences in historical business culture and retaining key personnel;

•                                          the diversion of Henderson’s and Janus’s respective management teams’ attention from ongoing business operations as a result of the Merger;

•                                          the possibility of incorrect assumptions underlying expectations regarding the integration process;

•                                          unanticipated difficulties in integrating information technology, communications programmes, financial procedures and operations, and other systems (including those provided by third party service providers), procedures and policies;

•                                          unanticipated changes in applicable laws and regulations;

•                                          managing tax costs or inefficiencies associated with integrating the operations of the Combined Group;

•                                          coordinating geographically separate organisations; and

•                                          any other unforeseen expenses or delays associated with the Merger.

Some of these factors will be outside of the control of Henderson and Janus and any one of them could result in increased costs or decreased revenue which could materially impact the Combined Group’s business, financial conditions and results of operations, as well as increase the risk of operational errors due to management teams being diverted from ongoing business concerns which could have negative reputational or regulatory impacts. The integration process and other disruptions resulting from the Merger may also adversely affect the Combined Group’s relationships with employees, customers, and others with whom Henderson and Janus have business or other dealings, and difficulties in integrating the businesses or regulatory functions of Henderson and Janus could harm the reputation of the Combined Group.

If the Combined Group is not able to combine the businesses of Henderson and Janus successfully in an efficient, cost-effective and timely manner, the anticipated benefits and cost synergies of the Merger may not be realised fully, or at all, or may take longer to realise than expected, and the value of New Janus Henderson Shares, the revenue, levels of expenses and results of operations of the Combined Group may be affected adversely. If the Combined Group is not able to adequately address integration challenges, the Combined Group may be unable to successfully realise the anticipated benefits of the Merger.

Henderson and Janus have incurred, and the Combined Group expects to incur, additional significant costs in connection with the Merger and the integration of the Combined Group.

Henderson has incurred and expects to continue to incur significant non-recurring costs associated with the Merger. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganisation and restructuring costs, severance/employee benefit-related expenses, public company filing fees and other regulatory expenses, printing expenses and other related charges. Some of these costs are payable by Henderson regardless of whether the Merger is completed.

In addition, there are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger. While both Henderson and Janus have assumed that a certain level of expenses would be incurred in connection with the integration process following Completion, there are many factors beyond their control that could affect the total amount of, or the timing of, anticipated expenses with respect to the integration of the Combined Group and the Combined Group may not recoup such costs. These costs and expenses could reduce the benefits and additional income Henderson and Janus expect to achieve from the Merger. Although Henderson and Janus expect that the benefits of the Merger will offset the transaction expenses and integration costs over time, no assurance can be given that any benefits will be achieved in the near term, if at all.

Following Completion, the Combined Group may launch branding or rebranding initiatives that may involve substantial costs and may not be favourably received by customers.

At Completion, Henderson Group plc will change its name to Janus Henderson Group plc. Following this, the Combined Group may incur substantial costs in rebranding its products and services, and the Combined Group may not be able to achieve or maintain brand name recognition or status under the new Combined Group brand that is comparable to the recognition and status previously enjoyed by Henderson and Janus separately. The failure of any such rebranding initiative could adversely affect the Combined Group’s ability to attract and retain customers after Completion, which could cause the Combined Group not to realise some or all of the benefits contemplated by Henderson and Janus to result from Completion.

An impairment of goodwill or other intangible assets would adversely affect Janus Henderson’s financial condition and results of operations.

Upon Completion, a significant portion of the difference between the purchase price, Janus’s net assets at that date and the allocation of costs of the Merger to the assets acquired and the liabilities assumed will be recorded as goodwill. In addition, other intangible assets will be recorded as a result of the purchase price allocation. At 31 December 2016, Henderson’s goodwill and intangible assets totalled US$1.1 billion and the additional goodwill and intangible assets arising on the Merger is provisionally estimated to be approximately US$3.2 billion.

Under US GAAP, which will be the accounting principles of the Combined Group following Completion, goodwill and intangible assets with indefinite lives are not amortised but are tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In particular, if the combination of the businesses meets with unexpected difficulties, or if the Combined Group’s business does not develop as expected, impairment charges may be incurred in the future which could be significant and which could have an adverse effect on the Combined Group’s financial condition and results of operations.

Henderson may waive one or more of the conditions to Completion without seeking further shareholder approval.

Henderson may determine to waive, in whole or in part, one or more of the conditions to Completion. The Henderson Board currently expects to evaluate the materiality of any waiver and its effect on Henderson Shareholders in light of the facts and circumstances at the time to determine whether further shareholder approval is required. Any determination whether to waive any condition to the Merger or whether to seek further shareholder approval as a result of a waiver will be made by the Henderson Board at the time of such waiver based on the facts and circumstances as they exist at that time. However, if the Henderson Board determines that no further approval of Henderson Shareholders is required, Completion would occur following waiver of the relevant condition in accordance with the terms of the Merger Agreement. Depending on the nature of the condition that was waived, this could have a negative impact on the financial condition of the Combined Group or on the value of the New Janus Henderson Shares following Completion.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.

Completion is subject to the satisfaction or waiver of a number of conditions. Those conditions include: (i) approval of the Merger by Janus Stockholders at the Janus Stockholder Meeting; (ii) approval of the Merger, the increase of Henderson’s share capital to permit the issuance of New Janus Henderson Shares in connection with the Merger, the change of name of Henderson Group plc to Janus Henderson Group plc, the New Janus Henderson Memorandum and the New Janus Henderson Articles and the London De-listing by Henderson Shareholders at the EGM; (iii) the approval of the final dividend of 7.30 pence for the year ended 31 December 2016 by Henderson Shareholders at the 2017 AGM; (iv) the receipt of the remaining customary regulatory approvals, in respect of the Merger, being approvals from FINRA, the Hong Kong SFC and the CBI; (v) the New Janus Henderson Shares having been approved for listing on the NYSE; (vi) the absence of judgments, orders or decrees preventing or making Completion illegal; (vii) approval by the boards of trustees and shareholders of Janus-advised US mutual funds of new investment advisory agreements with Janus to take effect at Completion representing at least 67.5% of the assets under management of those funds as at 30 September 2016; and (viii) the absence of breach of the representations and warranties by Henderson and Janus (subject to materiality and “material adverse effect” qualifications in certain cases) and material compliance by each of Henderson and Janus with its covenants. These conditions to Completion may not be fulfilled and, accordingly, the Merger may not be completed.

If the Merger is not completed by 30 September 2017, either Janus or Henderson may choose not to proceed with the Merger. In addition, the parties can mutually decide to terminate the Merger Agreement at any time prior to Completion, before or after receipt of the required Henderson and Janus shareholder approvals. In addition, Janus or Henderson may elect to terminate the Merger Agreement in certain other circumstances.

If the Merger Agreement is terminated and Completion does not occur, the ongoing business of Henderson may be adversely affected. Henderson’s businesses may be adversely impacted by the failure to pursue other beneficial opportunities during the period while the Merger is pending, by the failure to obtain the anticipated benefits of completing the Merger, by payment of certain costs relating to the Merger, and by the focus of its management on the Merger for an extended period of time rather than on normal business operations or opportunities or by the loss of certain senior managers and other key personnel as a consequence of Completion not occurring. The market price of the Existing Henderson Shares might decline as a result of any such failures to the extent that the current market prices reflect a market assumption that the Merger will be completed. Any of these factors, among others, could have a material impact on the business, prospects, financial condition and results of operations of Henderson.

In addition, if the Merger Agreement is terminated under certain circumstances, Janus or Henderson, as applicable, may be required to pay the other party a termination fee of US$34 million in cash or to pay the other party’s expenses in the amount of up to US$10 million in cash, depending on the circumstances surrounding the termination (and in each case subject to certain adjustments that may be required in respect of VAT).

Henderson or the Combined Group may be subject to litigation in relation to the Merger.

Henderson or, following Completion, the Combined Group may be negatively impacted if it becomes subject to litigation related to entering into or, in the case of Henderson, failing to complete, the Merger. This may include direct actions by Henderson Shareholders or, following Completion, Janus Henderson Shareholders against the directors and/or officers for breaches of fiduciary duty and derivative actions brought by such shareholders in the name of Henderson or, following Completion, Janus Henderson.

The investment advisory agreements of the Janus US mutual funds are subject to termination as a result of the Merger, and no assurance can be given that approval of new investment advisory agreements will be obtained.

Under the Investment Company Act, each of the investment advisory agreements for Janus-advised US mutual funds that are registered as an “investment company” under the Investment Company Act automatically terminate in the event of its “assignment”, as defined under the Investment Company Act. An assignment may occur under the Investment Company Act if, among other things, Janus undergoes a change of control. In order for Janus to continue to act as an investment adviser to any such Janus-advised US mutual fund, Janus must obtain approval of such fund’s board and shareholders of a new investment advisory agreement. Alternatively, in the event that the approval of a new investment advisory agreement by the shareholders of a Janus-advised US mutual fund is not obtained prior to the Completion Date, Janus may continue to act as investment adviser, subject to certain conditions, for any such Janus-advised US mutual fund for a period of 150 days following an assignment of the applicable investment advisory agreement if such fund’s board approves an “interim contract” (within the meaning of Section 15a-4 of the Investment Company Act).

The Merger is expected to result in the assignment of the investment advisory agreements with each such Janus-advised US mutual fund under the Investment Company Act and an assignment of the investment advisory agreements with each of Janus’s other clients under the Investment Advisers Act of 1940. Janus is currently in the process of seeking the necessary approvals for new registered fund investment advisory agreements and consents from its other clients. It is a condition to Completion that Janus receive approval of the boards of trustees or shareholders of Janus-advised US mutual funds of new investment advisory agreements with Janus to take effect at the closing of the Merger representing at least 67.5% of the assets under management of those funds as at 30 September 2016. No assurance can be given that Janus will be able to obtain the necessary approvals from the boards and shareholders of the Janus-advised US mutual funds. The decrease in revenue that could result from a failure to obtain such approvals, even if the Merger Agreement condition is satisfied, could have a material adverse effect on the business, financial condition and results of operations of Janus Henderson.

Henderson and Janus will be subject to business uncertainties while the Merger is pending.

Uncertainty about Completion or the effect of the Merger may affect the relationship between Henderson and Janus and their respective customers, including through reduced net flows while the Merger is pending. This uncertainty may also affect the relationship between Henderson and Janus and their respective business counterparties. Any such impact may have an adverse effect on Henderson and/or Janus, and consequently on the Combined Group. These uncertainties may cause parties that deal with Henderson and/or Janus to seek to change existing business relationships with them and to delay or defer decisions concerning Henderson or Janus. Changes to existing business relationships, including termination or modification, could negatively affect each of Janus’s and Henderson’s assets under management, revenue, earnings and cash flow, as well as the market price of Janus Shares and Existing Henderson Shares.

Henderson and Janus may face challenges in attracting and retaining key personnel while the Merger is pending.

Each of Henderson and Janus is dependent on the experience and industry knowledge of their respective officers, key management personnel and other key employees to operate their businesses and execute their respective business plans. The Combined Group’s success after the Merger will depend in part upon the ability of Henderson and Janus to retain key management personnel and other key employees and to attract new management personnel and other key employees. Current and prospective employees of Henderson and Janus may experience uncertainty about their roles within the Combined Group during and following the Merger, which may have an adverse effect on the ability of each of Henderson and Janus to attract or retain key management personnel and other key employees. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the Combined Group’s business following Completion could be negatively impacted. Accordingly, no assurance can be given that the Combined Group will be able to attract or retain key management personnel and other key employees of Henderson and Janus to the same extent that Henderson and Janus have previously been able to attract or retain their employees. Adverse effects arising from the period prior to Completion could be exacerbated by any delays in Completion or termination of the Merger Agreement.

Henderson and Janus will be subject to certain contractual restrictions while the Merger is pending.

The Merger Agreement restricts each of Henderson and Janus from making certain acquisitions and divestments, entering into certain contracts, incurring certain indebtedness and expenditures, repurchasing or issuing securities outside of existing equity awards, and taking other specified actions without the consent of the other party until the earlier of Completion and the termination of the Merger Agreement. These restrictions may prevent Henderson and/or Janus from pursuing attractive business opportunities that may arise prior to Completion and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the period while the Merger is pending could be exacerbated by any delays in Completion or termination of the Merger Agreement.

Third parties may terminate or alter existing contracts or relationships with Janus or Henderson.

Each of Henderson and Janus has contracts with customers, vendors, distributors, affiliates, landlords, licensors, joint venture partners, and other business partners which may require Janus or Henderson, as applicable, to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Henderson and/or Janus currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either or both parties in anticipation of the Merger, or with the Combined Group following the Merger. The pursuit of such rights may result in Janus, Henderson or the Combined Group suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit the Combined Group’s ability to achieve the anticipated benefits of the Merger. Such disruptions could also result from a delay in Completion.

The Merger Agreement contains provisions that may discourage other companies from trying to enter into a strategic transaction with Henderson for greater consideration.

Notwithstanding that such provisions are to be disregarded in respect of both parties to the extent that the UK Panel on Takeovers and Mergers determines that they are prohibited by Rule 21.2 of the City Code, certain provisions of the Merger Agreement may discourage third parties from submitting business combination proposals to Henderson during the period while the Merger is pending that might have otherwise resulted in greater value to Henderson Shareholders than the Merger. These provisions include a general prohibition on Henderson, its controlled affiliates, directors, officer employees and representatives, from soliciting, initiating or knowingly encouraging, or, subject to certain exceptions, entering into discussions with any third party regarding any alternative transactions, subject to limited exceptions.

If, in certain permitted circumstances, the Henderson Board: (i) withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, or fails to make, in each case in any manner adverse to Janus, its approval or recommendation of the required Henderson Shareholder approvals, as applicable; or (ii) approves or recommends, or proposes publicly to approve or recommend, any alternative transaction, Henderson will still be required to submit the Merger to a vote of Henderson Shareholders at the EGM unless the Merger Agreement is terminated by Janus in accordance with its terms.

In addition, Henderson must pay to Janus a termination fee equal to US$34 million in immediately available funds pursuant to the Merger Agreement, upon a termination of the Merger Agreement:

•                                          by Henderson or Janus because of a failure to obtain the requisite approvals of Henderson Shareholders at a time when there was an offer or proposal for an alternative transaction with respect to Henderson, such offer or proposal has not been withdrawn prior to the EGM and Henderson enters into or completes such alternative transaction within 12 months following the date of such termination;

•                                          by Janus because of a material breach by Henderson at a time when there was an offer or proposal for an alternative transaction with respect to Henderson, such offer or proposal has not been withdrawn on or prior to the time of such breach by Henderson, and Henderson enters into or completes such alternative transaction within 12 months following the date of such termination;

•                                          by Henderson or Janus because of a failure to complete the Merger by the Outside Date at a time when there was an offer or proposal for an alternative transaction with respect to Henderson, such offer or proposal has not been withdrawn on or prior to the Outside Date, and Henderson enters into or completes an alternative transaction within 12 months from the Outside Date; or

•                                          by Janus upon the occurrence of a triggering event at any time prior to the receipt of the required Henderson Shareholder approvals in relation to the Merger in the case of a termination.

In addition, if either Janus or Henderson terminates the Merger Agreement in the event the required Henderson Shareholder approvals are not obtained, Henderson is required to pay Janus’s expenses up to an amount equal to US$10 million. The expense reimbursement is credited against any termination fee payable as described above.

The arrangements described above in relation to termination fees are reciprocal and Janus would be required to make the equivalent payments to Henderson if the Merger Agreement were terminated and the circumstances described above applied in respect of Janus.

If the Merger Agreement is terminated and Henderson determines to seek another strategic transaction, Henderson may not be able to negotiate a transaction on terms comparable to, or more favourable than, the terms of the Merger Agreement.

2.             Risks relating to the Combined Group as a result of the Merger

The Combined Group’s results of operations and financial condition will be, primarily dependent on the value, composition and relative investment performance of their collective investment products.

Following Completion, the Combined Group will have increased exposure to certain equity markets, certain types of securities and to the performance of a broader range of funds. Any decrease in the value, relative investment performance or amount of assets under management will cause a decline in revenue and negatively impact operating results and the financial condition of the Combined Group. Assets under management may decline for various reasons, many of which will not be under the control of Janus Henderson.

In particular, the factors that could cause assets under management and revenue to decline include the following:

•                                          Declines in equity markets. Following Completion, the Combined Group will have a greater exposure to the US equity markets than Henderson on a stand-alone basis, as Janus’s assets under management are concentrated in the US equity markets (approximately 66% of Janus’s assets under management at 31 December 2016). Equity securities may decline in value as a result of many factors, including an issuer’s actual or perceived financial condition and growth prospects, investor perception of an industry or sector, changes in currency exchange rates, changes in regulations and geopolitical and economic risks. Any such decline in value may cause assets under management of the Combined Group to decrease.

•                                          Declines in fixed income markets. Following Completion, the Combined Group will have a greater exposure to US fixed income securities than Henderson on a stand-alone basis, as Janus has significant assets under management in US fixed income securities (approximately 24% of Janus assets under management at 31 December 2016). Fixed income investment products may decline in value as a result of many factors, principally increases in interest rates, changes in currency exchange rates, changes in relative yield among instruments with different maturities, geopolitical and general economic risks, available liquidity the markets in which a security trades, an issuer’s actual or perceived creditworthiness, or an issuer’s ability to meet its obligations.

•                                          Relative investment performance. Janus’s and Henderson’s investment products are often judged on their performance as compared to benchmark indices or peer groups, as well as being judged on an absolute return basis. Any period of underperformance of investment products relative to peers may result in the loss of existing assets and affect the ability of Henderson and Janus to attract new assets. Following Completion, the Combined Group will have a larger number and wider range of funds than Henderson on a stand-alone basis, increasing the risk that such funds underperform relative to peers. The integration process may increase the risk of underperformance if management teams and/or fund managers are diverted from ongoing business operations. In addition, at 31 December 2016 approximately 34% of Janus’s assets under management and 29% of Henderson’s assets under management were subject to performance fees. Performance fees are based either on each product’s investment performance as compared to an established benchmark index or on its positive absolute return over a specified period of time. If Janus or Henderson investment products subject to performance fees underperform their respective benchmark index or produce a negative absolute return for a defined period, the revenue and thus results of operations and financial condition of Janus or Henderson, respectively, may be adversely affected. In addition, performance fees subject Janus’s and Henderson’s revenue to increased volatility. Further, certain of Janus’s US mutual fund contracts, representing approximately 20% of Janus’s assets under management at 31 December 2016 (which is a subset of the 34% figure cited above), are subject to fulcrum performance fees and as a result, performance fees earned can be negative as well as positive. Such fulcrum performance fees will continue to apply to the Combined Group following Completion.

Janus Henderson may fail to achieve the goals and objectives of the Combined Group, which could negatively impact the Combined Group’s assets under management, results of operations and financial condition.

Through the combination of Henderson and Janus, the Combined Group intends to establish an independent, active asset manager with a globally relevant brand, footprint, investment proposition and client service. No assurance can be given that the Combined Group will successfully achieve this objective or that this objective will lead to increased revenue and net income, or to the creation of shareholder value. The failure to successfully implement a strategy for Janus Henderson could adversely affect the Combined Group’s assets under management, results of operations and financial condition.

Janus Henderson’s revenue and profitability would be adversely affected by any reduction in assets under management as a result of redemptions and other withdrawals from the funds and accounts managed.

Redemptions or withdrawals may be caused by investors as a result of the uncertainty caused by the Merger, underperformance of funds due to management teams and/or fund managers being diverted from ongoing business operations during the integration process or as a consequence of damage to Janus Henderson’s reputation during the integration process following Completion (among other factors). In addition, the Combined Group will be more exposed to any change in investor appetite in relation to the US securities markets, which could lead to investors choosing to redeem or withdraw investments from actively managed US equity funds or US fixed income funds. Any such withdrawals or redemptions could have a material adverse effect on the results of operations and financial condition of the Combined Group.

Janus Henderson will operate in a highly competitive environment and revenue from fees may be reduced.

The investment management business is highly competitive and has relatively low barriers to entry. In addition, established firms as well as new entrants to the asset management industry have, in recent years, expanded their application of technology, including through the use of robo-advisers, in providing services to clients. Janus’s and Henderson’s traditional fee structures may be subject to downward pressure due to these factors. Moreover, in recent years there has been a trend toward lower fees in the investment management industry, as evidenced by the movement toward passively managed mutual funds and the growth of lower cost funds such as exchange traded, smart beta and quant funds. Fees for actively managed investment products may come under increased pressure if such products fail to outperform returns for comparable passively managed products or as a consequence of regulatory intervention. Fee reductions on existing or future new business as well as changes in regulations pertaining to fees could adversely affect the Combined Group’s results of operations and financial condition. Additionally, Janus Henderson will compete with investment management companies on the basis of investment performance, fees, diversity of products, distribution capability, reputation and the ability to develop new investment products to meet the changing needs of investors. Failure to adequately compete could adversely affect the Combined Group’s assets under management, results of operations and financial condition.

The Combined Group’s results will be dependent on its ability to attract and retain key personnel.

The investment management business is highly dependent on the ability to attract, retain and motivate highly skilled and often highly specialised technical, executive, sales and investment management personnel. The market for qualified investment and sales professionals is extremely competitive and is characterised by the frequent movement of portfolio managers, analysts and salespeople among different firms. Any changes to management structure, shifts in corporate culture, changes to corporate governance authority, or adjustments or reductions to compensation, any of which may occur as a result of the Merger, could affect the Combined Group’s ability to retain key personnel and could result in legal claims. If Janus Henderson is unable to retain key personnel, particularly those personnel responsible for managing client funds that account for a high proportion of Janus Henderson’s revenue, it could adversely affect the Combined Group’s assets under management, results of operations and financial condition.

The Combined Group will be dependent upon third-party distribution channels to access clients and potential clients.

Janus Henderson’s ability to market and distribute its investment products is significantly dependent on access to the client base of insurance companies, defined contribution plan administrators, securities firms, broker-dealers, financial advisors, multi-managers, banks and other distribution channels. These companies generally offer their clients various investment products in addition to, and competitive with, products offered by Henderson and Janus. Further, Janus’s separate account business uses referrals from financial planners, investment advisers and other professionals. Henderson and Janus cannot be certain that the Combined Group will continue to have access to these third-party distribution channels or have an opportunity to offer some or all of its investment products through these channels. In addition, Janus’s and Henderson’s existing relationships with third-party distributors and access to new distributors could be adversely affected by recent consolidation within the financial services industry. Consolidation may result in increased distribution costs, a reduction in the number of third parties distributing Janus’s and Henderson’s investment products or increased competition to access third-party distribution channels. The inability to access clients through third-party distribution channels could adversely affect the Combined Group’s business prospects, assets under management, results of operations and financial condition.

Illiquidity in certain securities in which Janus Henderson invests may negatively impact the financial condition of the Combined Group’s investment products, and may impede the ability of Janus Henderson funds to effect redemptions.

Janus Henderson is exposed to the risk that some of its funds or mandates invest in certain securities or other assets in which the secondary trading market is illiquid or in which there is no secondary trading market at all. Illiquidity may occur with respect to the securities of a specific issuer, of issuers within a specific industry or sector, of issuers within a specific geographic region or regions, with respect to an asset class or an investment type, or with respect to the market as a whole. An illiquid trading market may increase market volatility and may make it impossible for funds or mandates to sell investments promptly without suffering a loss. This may have an adverse impact on the investment performance of such funds and mandates and on the assets under management, revenues and results of operations of Janus Henderson.

Investors in certain funds managed by Janus Henderson have contractual terms that provide for a shorter notice period than the time period during which these funds may be able to sell underlying investments within the fund. This liquidity mismatch may be exacerbated during periods of market illiquidity and, in circumstances in which there are high levels of investor redemptions, it may be necessary for Janus Henderson to impose “gates” on redeeming investors, suspend redemptions or create “sidepockets”. Such actions may increase the risk of legal claims by investors, regulatory investigation and/or fines and adversely affect the reputation of Janus Henderson.

INTECH’s investment process is highly dependent on key employees and proprietary software.

INTECH’s investment process (which relates to approximately 24% of Janus’s assets under management as at 31 December 2016) is based on complex and proprietary mathematical models that seek to outperform various indices by capitalising on the volatility in stock price movements while controlling trading costs and overall risk relative to the index. The maintenance of such models for current products and the development of new products is highly dependent on certain key INTECH employees. If INTECH is unable to retain key personnel or properly transition key personnel responsibilities to others, if the mathematical investment strategies developed by INTECH fail to produce the intended results, or if errors occur in the development or implementation of INTECH’s mathematical models, INTECH may not be able to maintain its historical level of investment performance, which could adversely affect Janus Henderson’s assets under management, results of operations and financial condition and could also result in legal claims against Janus Henderson or regulatory investigations in respect of its operations.

Changes in the value of seeded investment products could affect Janus Henderson’s non-operating income or earnings and could increase the volatility of its earnings.

Henderson and Janus periodically add new investment strategies to their respective investment product offerings and provide the initial cash investment or “seeding” to facilitate the launch of the product. Janus or Henderson may also provide substantial supplemental capital to an existing investment product in order to accelerate the growth of a strategy and attract outside investment in the product.

Janus Henderson’s interests in seed capital investments will be greater than those of Henderson on a stand-alone basis. As at 31 December 2016, Henderson had interests in seed capital investments of US$153.0 million and Janus had interests in seed capital investments of US$254.6 million. A decline in the valuation of these seeded investments could negatively impact Janus Henderson’s earnings and financial condition.

The increased global scope of Janus Henderson’s business will subject the Combined Group to exchange rate risk that may adversely impact the Combined Group’s revenue and income.

Henderson generates, and, following Completion, Janus Henderson will generate, a substantial portion of its revenue in pounds sterling, euro and Australian dollars. As a result, Janus Henderson will be subject to foreign currency exchange risk relative to the US dollar, Janus Henderson’s financial reporting currency, through its non-US operations. Fluctuations in the exchange rates to the US dollar may affect Janus Henderson’s financial results from one period to the next. In addition, the Combined Group will have increased risk associated with the foreign exchange revaluation of balances held by certain subsidiaries for which the local currency is different than the Combined Group’s functional currency.

The increased global scope of Janus Henderson’s business will subject the Combined Group to market-specific political, economic and other risks that may adversely impact the Combined Group’s revenue and income generated overseas.

The Combined Group’s increased global portfolios and revenue derived from managing these portfolios will be subject to significant risks of loss as a result of political, economic, and diplomatic developments, currency fluctuations, social instability, changes in governmental policies, expropriation, nationalisation, asset confiscation and changes in legislation. Political events in any country or region could result in significant declines in equity and/or fixed income securities exposed to such a country or region and, to the extent that Janus Henderson has a concentration of assets under management in such a country or region could result in a material adverse effect on the assets under management, results of operations and financial condition of the Combined Group. In addition, international trading markets, particularly in some emerging market countries, are often smaller, less liquid, less regulated and significantly more volatile than those in the UK, Europe, Australia or the US. As the Combined Group’s business grows in these emerging markets, any ongoing and future business, political, economic or social unrest affecting these markets may have a negative impact on the long-term investment climate in these and other areas and, as a result, on Janus Henderson’s assets under management and the corresponding revenue and income generated from these markets may be negatively affected.

Janus Henderson will operate in an industry that is highly regulated in many geographies, and any enforcement action or adverse changes in the laws or regulations governing its business could adversely affect its results of operations or financial condition.

Like all investment management firms, Janus Henderson’s activities will be highly regulated in almost all geographies in which it conducts business. In particular, the Combined Group will be more exposed to regulation in the US than Henderson on stand-alone basis, including regulation by the SEC, FINRA, the Commodities Future Trading Commission and the National Futures Association, whilst continuing to be exposed to regulation in the UK, Europe, Australia and in other international markets, including regulation by the Australian Securities and Investments Commission in Australia and the FCA in the UK.

Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over Janus Henderson’s activities, including the power to limit or restrict its business activities, conduct examinations, risk assessments, investigations and capital adequacy reviews, and impose remedial programmes to address perceived deficiencies.

As a result of regulatory oversight, Janus Henderson could face requirements which negatively impact the way in which it conducts business, increase compliance costs, impose additional capital requirements and/or involve enforcement actions which could lead to sanctions up to and including the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of its business organisations or key personnel, or the imposition of fines and censures on it or its employees. Judgments or findings of wrongdoing by regulatory or governmental authorities, or in private litigation against Janus Henderson, could affect its reputation, increase its costs of doing business and/or negatively impact revenues, any of which could have an adverse impact on Janus Henderson’s results of operations or financial condition.

Janus Henderson may also be adversely affected as a result of new or revised legislation or regulations, or by changes in the interpretation or enforcement of existing laws and regulations. The costs and burdens of compliance with these and other current and future reporting and operational requirements and regulations have increased significantly and may continue to increase the cost of offering mutual funds and other investment products, which could adversely affect Janus Henderson’s assets under management, results of operations and financial condition.

The regulatory environment in which Janus Henderson operates frequently changes and has seen a significant increase in regulation in recent years. Various changes in laws and regulations have been enacted or otherwise developed in multiple jurisdictions globally in response to the crisis in the financial markets that began in 2007. Various other proposals remain under consideration by legislators, regulators, and other government officials and other public policy commentators. Certain enacted provisions and certain other proposals are potentially far reaching and, depending upon their implementation, could have a material impact on Janus Henderson’s business. While certain of these provisions appear to address perceived problems in the banking sector, some will or may be applied more broadly and affect other financial services companies, including investment managers. Janus Henderson may be adversely affected as a result of the new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations.

Proposed changes in the US regulatory framework

In the US, the Dodd-Frank Act, was signed into law in July 2010. Certain provisions have required Henderson and/or Janus, and other provisions will or may require Janus Henderson, to change or impose new limitations on the manner in which it conducts business; they also have increased regulatory burdens and related compliance costs, and will or may continue to do so. Moreover, the Dodd-Frank Act mandated many regulatory studies, some of which pertain directly to the investment management industry, which could lead to additional legislation or regulation.

In December 2014, the Chairperson of the SEC announced a comprehensive agenda for regulatory change governing the US asset management industry and directed SEC staff to develop a five-part series of new regulations addressing the topics of enhanced portfolio reporting, liquidity risk management, leverage and use of derivatives, adviser wind up and stress testing for funds and advisers. When finalised during 2016 or later, these new industry rules can be expected to add additional reporting and compliance costs and may affect the development of new products. Janus Henderson believes these proposals could increase operational and compliance costs.

The US Department of Labor has adopted regulations that, when effective on 10 April 2017, will treat as fiduciaries any person who provides investment advice or recommendations to employee benefit plans, plan fiduciaries, plan participants, plan beneficiaries, Individual Retirement Accounts (“IRA”), or IRA owners. The proposal will have wide-ranging consequences for Janus Henderson and its US distribution partners and product line. Under the new rules, firms and individuals who recommend financial products to retirement investors would be required to act in the best interest of the investor and, to receive variable compensation, would be required to enter into a contract with clients and produce complex disclosure documents intended to highlight financial conflicts of interest that may arise from the compensation the financial adviser receives from firms like Janus Henderson. In addition, the recent presidential election in the US has created uncertainty as to the future regulatory environment and how it may impact Janus Henderson.

The full impact of potential legal and regulatory changes or possible enforcement proceedings on the Janus Henderson business cannot be predicted. Such changes have imposed, and may continue to impose, new compliance costs and/or capital requirements, including costs related to information technology systems, or may impact Janus Henderson in other ways that could have an adverse impact on Janus Henderson’s results of operations or financial condition. Similarly, regulatory enforcement actions which impose significant penalties or compliance obligations or which result in significant reputational harm could have similar adverse effects on

Janus Henderson. Moreover, certain legal or regulatory changes could require Janus Henderson to modify its strategies, businesses or operations, and it may incur other new constraints or costs, including the investment of significant management time and resources in order to satisfy new regulatory requirements or to compete in a changed business environment. In recent years, certain regulatory developments have also added pressures regarding fee levels.

To the extent that existing or future regulations affecting the sale of Janus Henderson products and services or investment strategies cause or contribute to reduced sales or increased redemptions of its products, impair the investment performance of its products or impact its product mix, Janus Henderson’s aggregate assets under management, results of operations or financial condition might be adversely affected.

Janus Henderson’s increased indebtedness or any inability to access the debt capital markets could impair Janus Henderson’s ability to return capital or pay dividends to Janus Henderson Shareholders or to pursue capital expenditure, acquisitions or other business opportunities.

It is possible that Janus Henderson’s increased indebtedness following Completion could limit its ability to obtain additional financing to pursue acquisitions, voluntary capital expenditure or other expenditure outside the ordinary course, limiting the potentially value enhancing opportunities available to Janus Henderson.

In addition, each of Janus and Henderson has utilised in the past and Janus continues to utilise the debt capital markets as a source of finance. An inability to raise money in the debt markets could also limit the Combined Group’s ability to secure additional financing (if required). The Combined Group’s access to the debt markets could be impaired as a result of various factors, some of which are not specific to the Combined Group, such as a severe disruption of the financial markets and interest rate fluctuations.

The costs and availability of financing from the debt capital markets will also be dependent on the creditworthiness of members of the Combined Group. The level and quality of the Combined Group’s earnings, operations, business and management, among other things, will impact its creditworthiness and potentially any credit ratings assigned by rating agencies to members of the Combined Group. A decrease in credit ratings assigned to members of the Combined Group by the ratings agencies may, to the extent that the Combined Group wishes to secure further borrowing, negatively impact the Combined Group’s access to the debt capital markets and increase the Combined Group’s cost of borrowing. It may also impact investor confidence in the Combined Group and consequently reduce the level of assets under management or affect sales. There can be no assurance that the Combined Group will have a credit rating assigned to it by rating agencies or maintain the current credit rating of Janus on a stand-alone basis. Any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the Combined Group.

Debt servicing requirements following Completion may also increase Janus Henderson’s vulnerability to adverse economic, market and industry conditions, limit Janus Henderson’s flexibility in planning for or reacting to changes in business operations or to the asset management industry overall and may place Janus Henderson at a disadvantage in relation to competitors that have lower debt levels. Any or all of the above events and factors could adversely affect Janus Henderson’s assets under management, results of operations and financial condition.

Janus Henderson may have increased regulatory capital requirements imposed on it by regulators which could negatively impact the Combined Group’s ability to return capital or pay dividends to Janus Henderson Shareholders or to pursue capital expenditure, acquisitions or other business opportunities.

Janus’s and Henderson’s regulators typically have broad discretion to impose increased regulatory capital requirements on the regulated entities in their respective groups. It is possible that the regulatory capital requirements that the Henderson and Janus businesses are subject to currently may be subject to change. Without prejudice to the working capital statement in paragraph 17 of Part IX (Additional Information) of this document, it is possible that the imposition of increased regulatory capital requirements in the future could negatively impact the Combined Group’s ability to return capital or pay dividends to Janus Henderson Shareholders or restrict its ability to make potentially value-enhancing future acquisitions or deploy other capital expenditure.

Harm to Janus Henderson’s reputation could reduce the level of assets under management or affect sales, potentially negatively impacting the Combined Group’s revenue and net income. Janus Henderson’s reputation is critical to the success of the Combined Group.

Henderson and Janus believe that their respective brand names have been, and continue to be, well received both in the asset management industry and with their respective clients, reflecting the fact that their brands, like their businesses, are based in part on trust and confidence. If the reputation of Janus or Henderson is harmed by the process of integrating and rebranding the two businesses following Completion, existing clients may reduce amounts held in, or withdraw entirely from, funds advised by Janus Henderson or funds may terminate or reduce assets under management under their management agreements with Janus Henderson, which could reduce the amount of assets under management of the Combined Group and cause the Combined Group to suffer a corresponding loss in revenue and income. The reputation of Janus Henderson could also be damaged by factors such as litigation, regulatory action, loss of key personnel, misconduct, operational failures (including any failures during the integration process), mismanagement, loss of client data, fraud (by employees or third parties), failure to manage conflicts of interest or satisfy fiduciary responsibilities, and negative publicity or press speculation (whether or not any such allegations or claims are valid or ultimately disproved, dismissed or withdrawn). The risk of some or all of these factors occurring and damaging the reputation of Janus Henderson may be increased during integration as Janus Henderson works to combine and rationalise the policies, systems and processes relied upon by each of Janus and Henderson. Reputational harm may cause Janus Henderson to lose current clients and it may be unable to continue to attract new clients or develop new business. If Janus Henderson fails to address, or appears to fail to address, successfully and promptly the underlying causes of any reputational harm, it may be unsuccessful in repairing any existing harm to its reputation or performance and the Combined Group’s future business prospects would likely be affected.

Failure to properly address conflicts of interest could harm Janus Henderson’s reputation, business and results of operations.

Janus Henderson’s business will require continuously managing actual and potential conflicts of interest, including situations where the Combined Group’s services to a particular client conflict, or are perceived to conflict, with the interests of another client or those of Janus Henderson. The risk of actual or potential conflicts of interest occurring may be increased as a result of the Merger and it is possible that conflicts between aspects of Henderson’s and Janus’s existing businesses will be identified during the integration process. The willingness of clients to enter into transactions in which such a conflict might arise may be affected if Janus Henderson fails, or appears to fail, to deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

Failure in the Combined Group’s operational or risk management processes, systems or infrastructure could harm Janus Henderson’s reputation, business and results of operations.

Janus Henderson’s business is highly dependent on the successful and timely execution of complex investment management, operational, risk management and financial processes. Any operational errors or negligence by the employees of, or others acting on behalf of, Janus Henderson or weaknesses in the internal controls over those processes could result in losses for Janus Henderson, a requirement for Janus Henderson to compensate clients for losses suffered and/or regulatory fines. The risk of such operational errors or of weaknesses in internal controls may be increased during the integration process as the businesses of Janus and Henderson are combined and the processes, systems and controls are rationalised.

The Janus Henderson business is also highly dependent on the integrity, security and reliability of its information technology systems and infrastructure. If any of the critical systems or infrastructure do not operate properly or are disabled, the ability of Janus Henderson to perform effective investment management on behalf of its clients could be impaired. The risk of such systems and infrastructure failing to operate properly will be increased during the integration process while such systems and infrastructure are combined or replaced.

Failure to maintain adequate infrastructure could impede Janus Henderson’s productivity and ability to support business growth.

Janus Henderson’s infrastructure, including its technological capacity, data centres and office space, will be vital to the operations and competitiveness of its business. The failure to maintain an infrastructure commensurate with the increased size and scope of Janus Henderson’s business, including any expansion, could impede the Combined Group’s productivity and growth, which could negatively impact assets under management, results of operations and financial condition and increase operational risk.

Failure to maintain adequate business continuity plans could have a material adverse impact on Janus Henderson and its products.

Significant portions of Janus Henderson’s business operations and those of its critical third-party service providers will be concentrated in a few geographic areas, including the UK, US, Luxembourg and Australia. Should Janus

Henderson, or any of its critical service providers, experience a significant local or regional disaster or other business continuity problem, the Combined Group’s continued success will depend in part on the safety and availability of its personnel, its office facilities, and the proper functioning of its computer, telecommunication and other related systems and operations. The failure by Janus Henderson, or any of its critical service providers, to maintain updated adequate business continuity plans, including backup facilities, which will be more difficult during the integration process due to the changing nature of the business during that period, could impede the Combined Group’s ability to operate in the event of a disruption. This could negatively impact the Combined Group’s assets under management, results of operations and financial condition.

Henderson and Janus have developed various backup systems and contingency plans but no assurance can be given that they will be adequate in all circumstances that could arise or that material interruptions and disruptions will not occur. In addition, Janus Henderson will rely to varying degrees on outside vendors for disaster contingency support, and, notwithstanding any due diligence or oversight carried out by Janus Henderson, no assurance can be given that these vendors will be able to perform in an adequate and timely manner. If Janus Henderson, or any of its critical service providers, is unable to respond adequately to such an event in a timely manner, the Combined Group may be unable to continue its business operations, which could lead to a damaged reputation and loss of customers that results in a decrease in assets under management, lower revenue and reduced net income.

Janus Henderson could be subject to losses and reputational harm if the Combined Group, or its agents, fail to properly safeguard sensitive and confidential information or as a result of cyber attacks.

Janus Henderson will be dependent on the continued effectiveness of its information and cyber security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that resides in or is transmitted through such systems. The risk of weaknesses in such policies, procedures and capabilities may be increased during the integration process as the businesses of Janus and Henderson are combined and the policies, procedures and systems are rationalised.

As part of Janus Henderson’s normal operations, the Combined Group will maintain and transmit confidential information about its clients and employees as well as proprietary information relating to its business operations. Henderson and Janus maintain, and Janus Henderson will maintain, a system of internal controls designed to provide reasonable assurance that fraudulent activity, including misappropriation of assets, fraudulent financial reporting and unauthorised access to sensitive or confidential data, is either prevented or detected on a timely basis. Nevertheless, all technology systems remain vulnerable to unauthorised access and may be corrupted by cyber attacks, computer viruses or other malicious software code, the nature of which threats are constantly evolving and becoming increasingly sophisticated. In addition, authorised persons could inadvertently or intentionally release confidential or proprietary information. Although Janus Henderson will take precautions to password protect and encrypt its mobile electronic hardware, if such hardware is stolen, misplaced or left unattended, it may become vulnerable to hacking or other unauthorised use, creating a possible security risk and resulting in potentially costly actions by Janus Henderson.

Breach or other failure of Janus Henderson’s technology systems, including those of third parties with which the Combined Group does business, or failure to timely and effectively identify and respond to any such breach or failure, could result in the loss of valuable information, liability for stolen assets or information, remediation costs to repair damage caused by the incident, additional security costs to mitigate against future incidents and litigation costs resulting from the incident. Moreover, loss of confidential customer identification information could harm Janus Henderson’s reputation, result in the termination of contracts by the Combined Group’s existing customers and subject the Combined Group to liability under laws that protect confidential personal data, resulting in increased costs or loss of revenue. The increasing prevalence and sophistication of cyber attacks generally and the heightened profile of Janus Henderson as a result of its increased scale and breadth of global activities may result in an increase in the volume and sophistication of cyber attacks on Janus Henderson specifically. This may increase the amount of investment that the Combined Group will need to make to minimise the risk of harm to its business and potentially increase the risk that, despite such investment, the Combined Group will be a victim of a successful cyber attack. Recent well-publicised security breaches at other companies have exposed failings by companies to keep pace with the threats posed by cyber attackers and have led to enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber attacks, and may in the future result in heightened cyber security requirements, including additional regulatory expectations for oversight of vendors and service providers which could lead to increased costs or fines or public censure which could lead to a damaged reputation and loss of customers (and a decrease in assets under management, lower revenue and reduced net income) as a result.

Failure to comply with client contractual requirements and/or investment guidelines could negatively impact the Combined Group’s assets under management, results of operations and financial condition.

Many of the investment management agreements under which the Combined Group will manage assets or provide services will specify investment guidelines or requirements that Janus Henderson will be required to observe in the provision of its services. Laws and regulations will also impose similar requirements for certain accounts. A failure to follow these guidelines or requirements could result in damage to Janus Henderson’s reputation or in clients seeking to recover losses, withdrawing their assets or terminating their contracts, any one of which could cause revenues and profitability to decline. In addition breach of these investment guidelines or requirements could result in regulatory investigation, censure and/or fine. The risk of breach of such investment guidelines or requirements may be increased during the integration process as the businesses of Janus and Henderson are combined.

Janus Henderson’s business may be vulnerable to failures of support systems and client service functions provided by third-party vendors or the failure of such third-party vendors or service providers to fulfil their obligations.

Janus Henderson will depend on third-party service providers and other key vendors for various fund administration, accounting, custody, risk analytics, market data, market indices and transfer agent roles, and other distribution and operational needs. As a result, Janus Henderson’s client service capabilities as well as its ability to obtain prompt and accurate securities pricing information and to process client transactions and reports will be significantly dependent on the communication and information systems and services provided by such third-party service provides and key vendors. The ability to consistently and reliably obtain securities pricing information, process client transactions and provide reports and other client services to the shareholders of funds and other investment products managed by Janus Henderson will be essential to the Combined Group’s operations. If Janus Henderson’s third-party service providers or other key vendors fail to fulfil their obligations, experience service interruptions or otherwise provide inadequate service, it could lead to operational and regulatory problems, delays, errors or inaccuracies in obtaining pricing information, processing client transactions or providing reports, and other inadequacies in other client service functions, which could impact client relationships, result in financial loss and potentially give rise to regulatory action and claims against Janus Henderson. A failure of third-party systems or services could adversely affect Janus Henderson’s assets under management, results of operations and financial condition. During the integration process Janus Henderson will be particularly vulnerable to such failures as it will be undertaking additional transitions between such third-party systems and, following integration, the Combined Group may have a greater exposure to certain third-party vendors or service providers.

Janus’s and Henderson’s businesses are dependent on investment management agreements that are subject to termination, non-renewal or reductions in fees.

Henderson and Janus derive revenue from investment management agreements with investment funds and institutional and other investors. With respect to investment management agreements with US mutual funds, these agreements may be terminated by either party with notice, or in the event of an “assignment” (as defined in the Investment Company Act), and must be approved and renewed annually by the independent members of each fund’s board of directors or trustees or its shareowners, as required by law. In addition, the board of directors or trustees of certain investment funds and institutional and other investors generally may terminate their investment management agreements upon written notice for any reason and without penalty. Such US mutual funds, investments funds or other investors may choose to exercise such termination rights as a result of the uncertainty caused by the Merger or if the employees with whom they have a relationship leave the business during or following the integration process. The termination of or failure to renew one or more of these agreements or the reduction of the fee rates applicable to such agreements could have a material adverse effect on the Combined Group’s assets under management, results of operations and financial condition.

Janus Henderson could be impacted by counterparty or client defaults.

In periods of significant market volatility, the deteriorating financial condition of one financial institution may materially and adversely impact the performance of others. Henderson and Janus, and the funds and accounts they manage, have exposure to many different counterparties, and routinely execute transactions with counterparties across the financial industry. Following Completion, Janus Henderson will have a greater exposure to such counterparties than Henderson on a stand-alone basis and, following the integration process, the concentration of its exposure to certain of those counterparties may increase. Janus Henderson, and the funds and accounts it manages, may be exposed to credit, operational or other risk in the event of a default by a counterparty or client, or in the event of other unrelated systemic market failures.

The Henderson Group and the Janus Group are periodically involved in various legal proceedings and regulatory matters and the Combined Group may be involved in such proceedings in the future.

Henderson and Janus and their respective employees are periodically involved in various legal proceedings and regulatory investigations. Among other things, such matters may result in fines, censure, suspension of personnel and revocation of licenses. Any of these outcomes could adversely affect Janus Henderson’s assets under management, results of operations and financial condition. Additionally, Henderson and Janus and their respective employees have received and may receive in the future requests for information in connection with certain investigations or proceedings from various governmental and regulatory authorities. Following Completion, the Combined Group will be subject to any legal proceedings and regulatory investigations that either Henderson or Janus were involved in prior to Completion, and may be subject to new proceedings or investigations relating to facts or circumstances that occurred in respect of Henderson or Janus prior to Completion. Without prejudice to the statements in paragraph 14 of Part IX (Additional Information) of this document, these investigations or proceedings may result in increased costs or reputational harm to the Combined Group, which may lower sales and increase redemptions.

Insurance may not be available on a cost-effective basis to help protect Janus Henderson from potential liabilities.

Janus Henderson faces the inherent risk of liability related to litigation from clients, third-party vendors or others. To help protect against these potential liabilities, Henderson and Janus have, and Janus Henderson will in the future, purchase insurance in amounts, and against risks, that Janus Henderson considers appropriate, where such insurance is available at prices it deems acceptable. There can be no assurance, however, that a claim or claims will be covered by insurance or, if covered, will not exceed the limits of available insurance coverage, that any insurer will remain solvent and will meet its obligations to provide Janus Henderson with coverage or that insurance coverage will continue to be available with sufficient limits at a reasonable cost. Insurance costs are impacted by market conditions and the risk profile of the insured, and may increase significantly over relatively short periods. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. Renewals of insurance policies may expose Janus Henderson to additional costs through higher premiums or the assumption of higher deductibles or co-insurance liability.

Additional tax liabilities could have a material impact on Janus Henderson’s financial condition, results of operations and/or liquidity.

The members of the Combined Group operate in a number of territories, and will accordingly be subject to tax in several jurisdictions. The tax rules to which the members of the Combined Group are subject are complex, and each member, and the group as a whole, must make judgments (including certain judgments based on external advice) as to the interpretation and application of these rules.

The tax affairs of members of the Combined Group will in the ordinary course be reviewed by tax authorities, which may disagree with certain positions that Henderson and/or Janus have taken, or that members of the Combined Group have taken or will take in the future, and assess additional taxes. Henderson and Janus regularly assess the likely outcomes of such tax inquiries, investigations or audits in order to determine the appropriateness of their respective tax provisions. However, there can be no assurance that Janus or Henderson will accurately predict the outcomes of these inquiries, investigations or audits, and the actual outcomes of these inquiries, investigations or audits could have a material impact on Janus Henderson’s financial results.

Henderson and Janus are subject to ongoing routine tax inquiries, investigations or audits in various jurisdictions.

The IRS may not agree with the conclusion that Janus Henderson is to be treated as a foreign corporation for US federal income tax purposes following the Merger or may assert that Janus Henderson is subject to certain adverse consequences for US federal income tax purposes following the Merger.

Although Henderson is incorporated and registered in Jersey and is treated as (and Janus Henderson after the Merger is expected to be treated as) tax resident in the UK, the IRS may assert that Janus Henderson, as a result of the Merger, should be treated as a US corporation (and, therefore, a US tax resident) for US federal income tax purposes pursuant to section 7874 of the Code (“section 7874”). Under current US federal income tax law, a corporation will generally be considered to be resident for US federal income tax purposes in its place of organisation or incorporation. Accordingly, under the generally applicable US federal income tax rules, Janus Henderson would generally be classified as a non-US corporation (and, therefore, not a US tax resident).

Section 7874 and the US Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-US corporation to be treated as a US corporation for US federal income tax purposes under certain circumstances.

Section 7874 provides that if, following an acquisition of a US corporation by a non-US corporation, at least 80% of the acquiring non-US corporation’s stock (by vote or value) is considered to be held by former shareholders of the US corporation by reason of holding stock of such US corporation (such percentage referred to as the “ownership percentage” and such test referred to as the “ownership test”), and the “expanded affiliated group” which includes the acquiring non-US corporation does not have substantial business activities in the country in which the acquiring non-US corporation is created or organised, then the non-US corporation would be treated as a US corporation for US federal income tax purposes even though it is a corporation created and organised outside the US (the “80% test”).

Based on currently available data, the parties do not expect section 7874 — either the 60% test (as described below) or the 80% test — to apply to the Merger. Whether the ownership test has been satisfied, however, is determined only after the closing of the Merger. For example, for purposes of determining the ownership percentage of the former Janus Stockholders, the former Janus Stockholders will be deemed to own an amount of Janus Henderson ordinary shares in respect of certain prior distributions (including stock repurchases) by Janus prior to Completion. Further, there is limited guidance regarding the application of section 7874, and changes in law between the date of this document and Completion could also alter this analysis.

If Janus Henderson were treated as a US corporation for US federal income tax purposes, it could be liable for substantial additional US federal income tax on its operations and income following Completion. Additionally, if Janus Henderson were treated as a US corporation for US federal income tax purposes, non-US Janus Henderson Shareholders would generally be subject to US withholding tax on the gross amount of any dividends paid by Janus Henderson to such shareholders.

In addition, if the ownership percentage is equal to or greater than 60% but less than 80%, then the US corporation and its affiliates could be prohibited from using their foreign tax credits or other attributes to offset the income or gain recognised by reason of the transfer of property to a non-US related person or any income received or accrued by reason of a license of any property by such US entity to a non-US related person. Further, under US Treasury temporary regulations, Janus Henderson’s ability to integrate certain non-US operations or to access cash earned by non-US subsidiaries may be limited. This test is referred to herein as the “60% test”.

Janus has requested that its legal counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, render an opinion, which will be dated on or after the Completion Date and which will be based on certain facts, representations, covenants, and assumptions, that the Merger should not be subject to section 7874. Whether such opinion can be given will depend on the facts as of Completion. Moreover, if such opinion is rendered, there can be no assurance that the IRS will agree with the position that Janus Henderson is to be treated as a non-US corporation or that Janus Henderson is not to be subject to the other adverse tax consequences associated with having an ownership fraction that is equal to or greater than 60% but less than 80%. In addition, the receipt of such opinion with respect to section 7874 is not a condition to Completion.

Janus Henderson will have a greater sensitivity to changes to tax laws in the US.

Following Completion, the Combined Group will have a proportionately greater exposure to US tax laws than Henderson on a stand-alone basis.

As discussed above, under current law, Janus Henderson is expected to be treated as a non-US corporation for US federal income tax purposes. In addition to the potential application of section 7874, however, recent legislative proposals have also aimed to expand the scope of US corporate tax residence, including in such a way as would cause Janus Henderson to be treated as a US corporation if the management and control of the Combined Group were determined to be located primarily in the US.

Furthermore, the US Congress and the current administration under President Trump have indicated a desire to reform the US corporate income tax. There is a substantial lack of clarity around the likelihood, timing and details of any such tax reform. At this time, it is not possible to determine whether such reform could adversely affect the Combined Group’s assets under management, results of operation, or financial condition.

If Henderson is, or if Janus Henderson were to become, a passive foreign investment company (a “PFIC”) for US federal income tax purposes, US holders of New Janus Henderson Shares would be subject to certain adverse US federal income tax consequences.

In general, a non-US corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Henderson believes that it was not a PFIC for its taxable year prior to the Merger, and Henderson does not expect Janus Henderson to be a PFIC for its first taxable year that includes the Merger or in the foreseeable future. There can be no assurance, however, that Janus Henderson will not be considered a PFIC for any taxable year. If Janus Henderson were a PFIC for any taxable year during which a US investor held New Janus Henderson Shares, such investor would generally be subject to certain adverse US federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, the application of additional taxes equal to interest charges generally applicable to underpayments of tax on certain distributions and sales, and additional reporting requirements under US federal income tax laws and regulations.

Henderson is, and Janus Henderson intends to be, tax resident in the UK and nowhere else. However, were Janus Henderson to be treated as tax resident in an alternative and/or additional jurisdiction, this could increase the aggregate tax burden on Janus Henderson and its shareholders.

Janus Henderson is and will remain incorporated and registered in Jersey so will not be presumed automatically to be UK resident for tax purposes. The senior management of Janus Henderson intends to meet all requirements to establish UK tax residency by establishing that central management and control of the Combined Group rests in the UK. If UK tax residency is not established or maintained, this could increase the amount of tax payable or suffered by the Combined Group.

3.             Risks relating to the New Janus Henderson Shares, the London De-listing and NYSE Listing

The market price of the New Janus Henderson Shares may be particularly volatile in the period following Completion, and holders of the New Janus Henderson Shares could lose a significant portion of their investment due to drops in the market price of the New Janus Henderson Shares.

The market price of the New Janus Henderson Shares may be particularly volatile in the period following Completion due to the potential for increased flowback as a result of the London De-listing, the NYSE Listing and the impact of the Merger on index inclusion. Janus Henderson Shareholders may not be able to resell their New Janus Henderson Shares at or above their value at Completion due to fluctuations in the market price during such period.

There has been no prior public market for the New Janus Henderson Shares on the NYSE, and an active market for such securities may not develop or be sustained and trading prices may vary.

Upon Completion the New Janus Henderson Shares will be registered with the SEC and Henderson will apply for the New Janus Henderson Shares to be listed on the NYSE, and will commence trading on the NYSE on a conditional “when issued” basis, subject to the official notice of issuance, following Completion. Although Existing Henderson Shares are currently listed and admitted to trading on the LSE, prior to Completion there will be no public market for Existing Henderson Shares on the NYSE. Upon listing and trading on the NYSE, there can be no assurance that an active market for New Janus Henderson Shares will develop or be sustained if it does develop. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of the New Janus Henderson Shares.

The market price for the New Janus Henderson Shares may be affected by factors different from those that historically have affected Janus Shares and Existing Henderson Shares.

Upon Completion, Henderson Shareholders and Janus Stockholders will become holders of New Janus Henderson Shares. Henderson and Janus each have businesses that differ from each other. Accordingly, the results of operations of the Combined Group will be affected by some factors that are different from those currently affecting the results of operations of each of Henderson and Janus.

PART IV

FINANCIAL INFORMATION ON JANUS

The financial statements for the financial years ended 31 December 2016, 2015 and 2014, together with the independent audit opinion in respect of those financial statements, are set out on the following pages. The financial information relating to Janus in this document has been prepared in accordance with US GAAP and has been extracted without material adjustment from Janus’s audited accounts for the relevant financial years.

Following an analysis of the accounting policies of the Janus Group for the financial years ended 31 December 2016, 31 December 2015, and 31 December 2014, Henderson concluded that there were no material differences between the accounting policies to be adopted by the Henderson Group from and including the financial year ending 31 December 2017 (being US GAAP) and the accounting policies adopted by the Janus Group for the period covered by the historical financial information. Consequently, the Henderson Directors consider that no material adjustment needs to be made to the historical financial information for the Janus Group, set out in this Part IV, in order to achieve consistency with the accounting policies of the Henderson Group.

Shareholders should read the whole of this document and not rely solely on the financial information in this Part IV (Financial information on Janus).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Janus Capital Group Inc.

Denver, CO

We have audited the accompanying consolidated balance sheets of Janus Capital Group Inc. and subsidiaries (the “Company”) as of December 31, 2016, 2015 and 2014, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Janus Capital Group Inc. and subsidiaries as of December 31, 2016, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Denver, CO

February 16, 2017

JANUS CAPITAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Millions, Except Share Data)

	December 31,	December 31,	December 31,
	2016	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$485.9	$364.4	$452.5
Investment securities	212.1	327.1	344.0
Investment management fees and other receivables	129.6	137.8	130.9
Other current assets	37.4	40.0	59.8
Assets of consolidated VIEs:
Cash and cash equivalents	6.1	—	—
Investment securities	91.6	—	—
Accounts receivable	0.3	—	—
Total current assets	963.0	869.3	987.2
Non-current assets:
Property, equipment and software, net	34.2	38.7	31.1
Intangible assets, net	1,339.0	1,352.5	1,257.4
Goodwill	601.9	602.8	509.7
Other non-current assets	11.8	4.4	7.8
Total assets	$2,949.9	$2,867.7	$2,793.2

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$92.7	$81.1	$86.8
Accrued compensation and benefits	138.5	145.3	142.8
Current portion of long-term debt	—	107.5	—
Liabilities of consolidated VIEs:
Accounts payable and accrued liabilities	0.5	—	—
Total current liabilities	231.7	333.9	229.6
Non-current liabilities:
Long-term debt	406.3	294.8	450.5
Deferred income taxes, net	502.8	498.9	478.4
Other non-current liabilities	46.7	46.2	41.2
Total liabilities	1,187.5	1,173.8	1,199.7
Commitments and contingencies (See Note 18)

REDEEMABLE NONCONTROLLING INTERESTS	43.1	21.8	5.4

EQUITY
Preferred stock ($1.00 par, 10,000,000 shares authorized, none issued)	—	—	—
Common stock ($0.01 par, 1,000,000,000 shares authorized; 182,671,008, 183,660,673, and 185,153,490 shares outstanding, respectively)	1.8	1.8	1.9
Retained earnings	1,636.5	1,589.8	1,540.3
Accumulated other comprehensive loss, net of tax	(7.9)	(8.9)	(1.4)
Total JCG shareholders’ equity	1,630.4	1,582.7	1,540.8
Noncontrolling interests	88.9	89.4	47.3
Total equity	1,719.3	1,672.1	1,588.1
Total liabilities, redeemable noncontrolling interests and equity	$2,949.9	$2,867.7	$2,793.2

The accompanying notes are an integral part of these consolidated financial statements.

JANUS CAPITAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Millions, Except per Share Data)

	Year ended December 31,
	2016	2015	2014
Operating revenues:
Investment management fees	$878.2	$913.7	$849.1
Performance fees	(36.6)	(9.8)	(48.0)
Shareowner servicing fees and other	169.1	172.3	152.1
Total operating revenues	1,010.7	1,076.2	953.2
Operating expenses:
Employee compensation and benefits	344.0	352.5	322.8
Long-term incentive compensation	78.9	76.8	51.3
Marketing and advertising	23.0	22.0	19.5
Distribution	133.0	141.0	131.0
Depreciation and amortization	35.5	33.0	25.6
General, administrative and occupancy	134.7	128.6	113.3
Total operating expenses	749.1	753.9	663.5
Operating income	261.6	322.3	289.7
Interest expense	(20.8)	(27.7)	(33.1)
Investment losses, net	(6.3)	(8.2)	(1.9)
Investment gains within consolidated VIEs, net	3.8	—	—
Other income, net	3.9	3.2	3.0
Loss on early extinguishment of debt	—	(36.3)	—
Income before taxes	242.2	253.3	257.7
Income tax provision	(90.9)	(94.0)	(102.3)
Net income	151.3	159.3	155.4
Net income attributable to noncontrolling interests	(5.2)	(3.5)	(1.0)
Net income attributable to JCG	$146.1	$155.8	$154.4

Earnings per share attributable to JCG common shareholders:
Basic	$0.79	$0.84	$0.82
Diluted	$0.78	$0.80	$0.81

Other comprehensive income (loss), net of tax:
Net unrealized gain (loss) on available-for-sale securities	$1.1	$(2.2)	$1.9
Foreign currency translation adjustment	(1.2)	(4.3)	—
Reclassifications for items included in net income	0.5	(1.0)	(2.2)
Total other comprehensive income (loss), net of tax	0.4	(7.5)	(0.3)
Comprehensive income	151.7	151.8	155.1
Comprehensive income attributable to noncontrolling interests	(4.6)	(3.5)	(1.0)
Comprehensive income attributable to JCG	$147.1	$148.3	$154.1

The accompanying notes are an integral part of these consolidated financial statements.

JANUS CAPITAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Millions)

	Year ended December 31,
	2016	2015	2014
CASH FLOWS PROVIDED BY (USED FOR):
Operating activities:
Net income	$151.3	$159.3	$155.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35.5	33.0	25.6
Deferred income taxes	3.3	23.9	20.1
Amortization of stock-based compensation	56.2	52.2	19.8
Investment losses, net	6.3	8.2	1.9
Investment gains within consolidated VIEs, net	(3.8)	—	—
Amortization of debt discounts, premiums and deferred issuance costs	4.5	4.3	8.1
Loss on extinguishment of debt	—	36.3	—
Payment of deferred commissions, net	(6.2)	(11.4)	(7.2)
Other, net	7.4	5.2	0.5
Changes in operating assets and liabilities:
Investment management fees and other receivables	8.2	(2.5)	(20.8)
Other assets	9.1	(25.4)	(13.0)
Accounts payable and accrued liabilities	(1.7)	(4.2)	(5.4)
Accrued compensation and benefits	(6.6)	(0.6)	20.0
Other liabilities	(1.3)	(3.9)	13.4
Net operating activities	262.2	274.4	218.4
Investing activities:
Acquisitions, net of cash acquired of $0, $7.3 million and $4.3 million, respectively	—	(81.4)	(28.4)
Purchase of property, equipment and software	(9.3)	(13.7)	(11.4)
Purchases and settlements of investment securities	(67.6)	(91.0)	(168.6)
Purchases and settlements of investments by consolidated VIEs	(54.8)	—	—
Proceeds from sales, settlements and maturities of investment securities	89.1	67.6	336.8
Proceeds from sales, settlements and maturities of investments by consolidated VIEs	48.6	—	—
Sales (purchases) of securities by consolidated seeded investment products, net	7.3	(32.2)	(60.9)
Net investing activities	13.3	(150.7)	67.5
Financing activities:
Repayment of long-term debt	—	(380.3)	(98.9)
Proceeds from issuance of debt	—	297.1	—
Debt issuance costs	—	(2.6)	—
Purchase of noncontrolling interests	—	(0.4)	(1.5)
Distributions to noncontrolling interests	(6.6)	(6.7)	(1.6)
Contingent consideration	—	(8.6)	—
Third-party investments (redemptions) in consolidated seeded investment products, net	(7.3)	32.2	60.9
Proceeds from stock option exercises and employee stock purchases	8.1	11.0	8.4
Excess tax benefit from equity-based compensation	3.2	9.1	2.1
Principal payments under capital lease obligations	(1.4)	(1.0)	(1.2)
Repurchase of common stock	(72.1)	(91.8)	(87.2)
Dividends paid to JCG shareholders	(77.2)	(65.2)	(58.4)
Net financing activities	(153.3)	(207.2)	(177.4)
Cash and cash equivalents:
Effect of foreign exchange rate changes	(0.7)	(4.6)	(0.5)
Net change	121.5	(88.1)	108.0
At beginning of year	364.4	452.5	344.5
At end of year	$485.9	$364.4	$452.5
Supplemental cash flow information:
Cash paid for interest	$15.5	$17.2	$27.2
Cash paid for income taxes, net of refunds	$74.1	$90.4	$89.7

The accompanying notes are an integral part of these consolidated financial statements.

JANUS CAPITAL GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Millions)

				Accumulated
				other	Nonredeemable
		Common	Retained	comprehensive	noncontrolling	Total
	Shares	stock	earnings	income (loss)	interests	equity
Balance at December 31, 2013	188.6	$1.9	$1,496.0	$(1.1)	$13.7	$1,510.5
Net income	—	—	154.4	—	1.1	155.5
Other comprehensive income (loss)	—	—	—	(0.3)	—	(0.3)
Amortization of stock-based compensation	—	—	25.9	—	1.6	27.5
Issuance and forfeitures of restricted stock awards, net	2.7	—	—	—	—	—
Stock option exercises and employee stock purchases	0.9	—	8.4	—	—	8.4
Changes in noncontrolling interests in consolidated investment products	—	—	—	—	32.2	32.2
Distributions to noncontrolling interests	—	—	—	—	(1.0)	(1.0)
Change in fair value of INTECH redeemable noncontrolling interests	—	—	1.2	—	—	1.2
Vesting of nonredeemable noncontrolling interests	—	—	—	—	0.6	0.6
Purchase of noncontrolling interests	—	—	—	—	(0.9)	(0.9)
Repurchase of common stock	(7.0)	—	(87.2)	—	—	(87.2)
Dividends paid to JCG shareholders	—	—	(58.4)	—	—	(58.4)
Balance at December 31, 2014	185.2	1.9	1,540.3	(1.4)	47.3	1,588.1
Net income	—	—	155.8	—	2.4	158.2
Other comprehensive income (loss)	—	—	—	(7.5)	(4.1)	(11.6)
Amortization of stock-based compensation	—	—	35.0	—	1.2	36.2
Issuance and forfeitures of restricted stock awards, net	2.9	—	—	—	(0.6)	(0.6)
Stock option exercises and employee stock purchases	1.4	—	11.0	—	—	11.0
Tax impact of stock-based compensation	—	—	3.9	—	—	3.9
Noncontrolling interest from the acquisition of Kapstream	—	—	—	—	85.7	85.7
Changes in noncontrolling interests in consolidated investment products	—	—	—	—	(41.1)	(41.1)
Distributions to noncontrolling interests	—	—	—	—	(1.0)	(1.0)
Change in fair value of INTECH redeemable noncontrolling interests	—	—	0.7	—	—	0.7
Purchase of noncontrolling interests	—	—	—	—	(0.4)	(0.4)
Repurchase of common stock	(5.8)	(0.1)	(91.7)	—	—	(91.8)
Dividends paid to JCG shareholders	—	—	(65.2)	—	—	(65.2)
Balance at December 31, 2015	183.7	1.8	1,589.8	(8.9)	89.4	1,672.1
Net income	—	—	146.1	—	5.5	151.6
Other comprehensive income (loss)	—	—	—	1.0	(0.6)	0.4
Amortization of stock-based compensation	—	—	40.1	—	0.5	40.6
Amortization of INTECH appreciation rights	—	—	—	—	0.1	0.1
Issuance and forfeitures of restricted stock awards, net	3.1	—	—	—	—	—
Stock option exercises and employee stock purchases	1.2	—	8.1	—	—	8.1
Tax impact of stock-based compensation	—	—	0.6	—	—	0.6
Noncontrolling interest from the acquisition of Kapstream	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	(6.0)	(6.0)
Change in fair value of INTECH redeemable noncontrolling interests	—	—	1.1	—	—	1.1
Purchase of noncontrolling interests	—	—	—	—	—	—
Repurchase of common stock	(5.3)	—	(72.1)	—	—	(72.1)
Dividends paid to JCG shareholders	—	—	(77.2)	—	—	(77.2)
Balance at December 31, 2016	182.7	$1.8	$1,636.5	$(7.9)	$88.9	$1,719.3

The accompanying notes are an integral part of these consolidated financial statements.

JANUS CAPITAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of the Business

Janus Capital Group Inc. and its subsidiaries (collectively, “JCG” or the “Company”) derive revenue from providing investment management, administration, distribution and related services to financial advisors, individuals and institutional investors through mutual funds, separate accounts, other pooled investment vehicles, subadvised relationships and exchange-traded products (“ETPs”) (collectively referred to as “investment products”) in both domestic and international markets. Revenues are generally based upon a percentage of the market value of assets under management and are calculated as a percentage of the daily average asset balance in accordance with contractual agreements. Certain investment products are also subject to performance fees, which vary based on a product’s relative performance as compared to a benchmark index and the level of assets subject to such fees. JCG’s complex-wide assets include all assets under management and exchange-traded notes (“ETNs”). ETNs are not included in assets under management as the Company is not the named adviser or subadviser to its branded products. Assets under management primarily consist of domestic and international equity and fixed income securities. Accordingly, fluctuations in domestic and international financial markets, relative investment performance, sales and redemptions of investment products, and changes in the composition of assets under management are all factors that have a direct effect on JCG’s operating results. A significant portion of JCG’s revenue is derived from contracts to manage mutual funds, which are subject to annual review and approval by each fund’s Board of Trustees or its shareholders, or both.

JCG’s significant subsidiaries at December 31, 2016, include:

•                                          Janus Capital Management LLC (“Janus”) (wholly-owned subsidiary) — Janus offers growth and core equity, global and international equity as well as ETPs, balanced and fixed income investment products.

•                                          INTECH Investment Management LLC (“INTECH”) (97.1% owned subsidiary) — INTECH offers risk-managed investment products that are based on a mathematical theorem that seeks to add value for clients by capitalizing on the volatility in stock price movements. INTECH’s goal is to achieve long-term returns that outperform a specified benchmark index, while controlling risks and trading costs. INTECH manages and subadvises institutional and separate accounts, and subadvises certain Janus mutual funds.

•                                          Perkins Investment Management LLC (“Perkins”) (wholly-owned subsidiary) — Perkins offers value-disciplined investment products, including small, mid and large cap and global value investment products.

•                                          Kapstream Capital Pty Limited (“Kapstream”) (51% owned subsidiary) — Kapstream offers global macro fixed income products. In January 2017, JCG acquired the remaining 49% noncontrolling interest in Kapstream. Refer to Note 5 — Acquisitions for further discussion.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared according to generally accepted accounting principles in the United States of America (“GAAP”). The Company’s consolidated financial statements include all majority-owned subsidiaries and consolidated seeded investment products, and intercompany accounts and transactions have been eliminated in consolidation. Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying consolidated financial statements through the issuance date.

Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material. JCG’s significant estimates relate to investment securities, goodwill and intangible assets, post-employment benefits, contingent consideration, equity compensation and income taxes.

Segment Information

The Company’s management directs JCG’s operations as one business, the investment management business, and thus operates in one business segment. JCG’s Chief Operating Decision Maker (Chief Executive Officer) reviews the Company’s financial performance at an aggregate level. All of the products and services provided by the Company relate to investment management and are subject to similar regulatory frameworks. Further, JCG’s investment management, sales, distribution and administrative teams are generally not aligned with specific product lines or distribution channels.

Consolidation

In January 2016, the Company adopted the recently amended consolidation guidance issued by the Financial Accounting Standards Board (“FASB”) on a modified retrospective basis. The amended guidance modified the analysis for determining if an entity is a VIE. The amended VIE analysis changed the assessment of kick-out rights and fees paid to a service provider when decision-making over an entity’s most significant activities has been outsourced. Additionally, limited partnerships and similar entities are considered VIEs under the amended guidance unless limited partners hold substantive kick-out rights or participation rights.

JCG adopted the amended consolidation accounting guidance effective January 1, 2016. Upon adoption, JCG designated a number of its seeded investment products as VIEs, which are generally subject to consolidation by the Company at lower ownership percentages compared to the 50% threshold applied for voting rights entities (“VREs”) and are also subject to specific disclosure requirements. As a result of the adoption, the Company consolidated four additional seeded investment products as of January 1, 2016.

Analysis

JCG performs an analysis of investment products and affiliated entities which the Company has a financial interest to determine if the affiliate or product is a VIE or a VRE. Factors considered in this assessment include the entity’s legal organization, the entity’s capital structure and equity ownership, and any de facto agent implications of the Company’s involvement with the entity. Investment products that are determined to be VIEs are consolidated if the Company is the primary beneficiary of the entity. VREs are consolidated if the Company holds the majority voting interest. Upon the occurrence of certain events (such as contributions and redemptions, either by JCG or third parties, or amendments to the governing documents of the Company’s investment products), management reviews and reconsiders its previous conclusion regarding the status of an entity as a VIE or a VRE. Additionally, management continually reconsiders whether JCG is considered a VIE’s primary beneficiary, and thus consolidates such entity.

Variable Interest Entities

Certain investment products for which a controlling financial interest is achieved through arrangements that do not involve or are not directly linked to voting interests are considered VIEs. JCG reviews factors, including whether or not (i) the entity has equity that is sufficient to permit the entity to finance its activities without additional subordinated support from other parties and (ii) the equity holders at risk have the obligation to absorb losses, the right to receive residual returns and the right to direct the activities of the entity that most significantly impact the entity’s economic performance, to determine if the investment product is a VIE. JCG re-evaluates such factors as facts and circumstances change.

JCG consolidates a VIE if JCG is the VIE’s primary beneficiary. The primary beneficiary of a VIE is defined as the variable interest holder that has a controlling financial interest in the VIE. A controlling financial interest is defined as (i) the power to direct the activities of the VIE that most significantly impact its economic performance and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the VIE.

JCG is the manager of various types of seeded investment products, which may be considered VIEs. The Company’s involvement in financing the operations of the VIEs is generally limited to its investments in the entities. As a result of the adoption of amended consolidation guidance effective January 1, 2016, the Company consolidated certain seeded investment products that were not previously consolidated. Prior to January 1, 2016, none of the Company’s affiliates or seeded investment products were designated as VIEs.

Voting Rights Entities

JCG consolidates seeded investment products accounted for as VREs when it is considered to control such products, which generally exists if JCG has a greater than 50% voting equity interest.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at banks in the U.S. and outside the U.S., and short-term investments with an initial maturity of three months or less when purchased. JCG’s cash equivalents consist primarily of commercial paper, Federal Home Loan Bank bonds and certificates of deposit, and totaled $365.6 million, $246.9 million, and $300.2 million at December 31, 2016, 2015 and 2014, respectively. At December 31, 2016, 2015 and 2014, approximately $28 million, $28 million, and $24 million, respectively, of cash held outside the U.S. was not available for general corporate purposes due to capital requirements associated with foreign subsidiaries of JCG. In addition, $6.1 million of cash associated with consolidated VIEs, $1.2 million of cash associated with consolidated VREs and nil of cash associated with consolidated seeded investments product at December 31, 2016, 2015 and 2014 respectively, was not available for general corporate purposes.

Property, Equipment and Software

Property, equipment and software purchases are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the related assets (or the lease term, if shorter). Depreciation expense totaled $14.3 million, $11.5 million and $10.4 million for the years ended December 31, 2016, 2015 and 2014, respectively. Property, equipment and software are summarized as follows (in millions):

	Depreciation	December 31,
	period	2016	2015	2014
Furniture, fixtures, computer equipment and software	3-7 years	$235.4	$228.0	$209.6
Leasehold improvements	3-24 years	38.2	39.5	38.8
Property, equipment and software, gross		273.6	267.5	248.4
Accumulated depreciation		(239.4)	(228.8)	(217.3)
Property, equipment and software, net		$34.2	$38.7	$31.1

Computer equipment includes hardware capital leases and represented $12.8 million, $12.0 million, and $6.8 million of the gross property, equipment and software balance on the Consolidated Balance Sheets at December 31, 2016, 2015 and 2014, respectively.

Purchased software is recorded at cost and depreciated over its estimated useful life. Internal and external costs incurred in connection with developing or obtaining software for internal use are expensed as incurred during the preliminary project stage, as are training and maintenance costs. Internal and external costs incurred for internal use software during the application development stage are capitalized until such time that the software is substantially complete and ready for its intended use. Application development stage costs are depreciated on a straight-line basis over the estimated useful life of the software.

Capitalized software costs totaled $11.5 million, $13.0 million, and $10.4 million at December 31, 2016, 2015 and 2014, respectively, and are presented within property, equipment and software, net on the Consolidated Balance Sheets.

JCG evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation is based on an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition. If expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized in an amount equal to the excess of the carrying amount of the asset over the fair value of the asset.

A leasehold improvement impairment charge of $3.7 million was recognized in depreciation and amortization on the Consolidated Statements on Comprehensive Income during the year ended December 31, 2016. There were no impairments of long-lived assets for the years ended December 31, 2015 and 2014.

Deferred Commissions

Sales commissions paid to financial intermediaries on sales of certain mutual fund shares are deferred and amortized over various periods, not exceeding four years, based on the estimated recoverability of the asset through distribution fee payments and contingent deferred sales charges. Contingent deferred sales charges received from early redemptions reduce the unamortized deferred commissions balance. Amortization expense for the years ended December 31, 2016, 2015 and 2014, totaled $8.4 million, $10.2 million and $5.6 million, respectively, and is included in depreciation and amortization on JCG’s Consolidated Statements of Comprehensive Income.

Deferred commissions, which are recorded as components of other current assets and other non-current assets on the Consolidated Balance Sheets, are summarized as follows as of December 31, 2016, 2015 and 2014 (in millions):

	December 31,
	2016	2015	2014
Deferred commissions — current	$2.7	$4.8	$3.9
Deferred commissions — non-current	0.3	0.5	0.2
Total	$3.0	$5.3	$4.1

Investment Securities

JCG classifies investment securities as trading, available-for-sale or held-to-maturity at the time of purchase and periodically re-evaluates such classifications. Trading securities are carried on JCG’s Consolidated Balance Sheets at fair value and consist primarily of investments related to seeded investment products, investments in advised mutual funds and investments related to the economic hedging of deferred compensation.

Seeded Investment Products

JCG periodically adds new investment strategies to its investment product offerings by providing the initial cash investment or “seeding.” The primary purpose of seeded investment products is to generate an investment performance track record in a product to attract third-party investors. JCG’s initial investment in a new product represents 100% ownership in that product. Seeded investment products are initially consolidated and the individual securities within the portfolio are accounted for as trading securities. Noncontrolling interests in seeded investment products represent third-party ownership interests and are part of investment securities on JCG’s Consolidated Balance Sheets. These assets are not available for general corporate purposes and may be redeemed by the third parties at any time.

JCG’s unconsolidated seeded investments products are classified as equity method and are carried on JCG’s Consolidated Balance Sheets at fair value due to the nature of the underlying investments. The change in fair value of the unconsolidated seeded investment products is recorded in investment losses, net on JCG’s Consolidated Statements of Comprehensive Income.

Refer to the consolidation discussion in this note for information regarding the consolidation of JCG’s investment securities.

JCG may redeem invested seed capital for a variety of reasons, including when third-party investments in the relevant product are sufficient to sustain the given investment strategy. The length of time JCG holds a majority interest in a product varies based on a number of factors, including, but not limited to, market demand, market conditions and investment performance.

Available-for-Sale Securities

Investment securities classified as available-for-sale consist of unconsolidated seeded investment products and are carried on JCG’s Consolidated Balance Sheets at fair value. Changes in fair value are reflected as a component of other comprehensive income (loss), net of tax on JCG’s Consolidated Statements of Comprehensive Income until realized. Accumulated gains and losses are reclassified to earnings when the securities are sold on a first-in, first-out cost basis.

Investments in Advised Mutual Funds and Investments Related to the Economic Hedging of Deferred Compensation

JCG grants mutual fund share awards to employees that are indexed to certain funds managed by JCG. Upon vesting, participants receive the value of the mutual fund share awards adjusted for gains or losses attributable to the mutual funds to which the award was indexed, subject to tax withholding.

The Company maintains deferred compensation plans for certain highly compensated employees and members of its Board of Directors. Eligible participants may defer a portion of their compensation and have the ability to earn a return by indexing their deferrals to mutual funds managed by the Company and its subsidiaries. The Company makes no contributions to the plan. To protect against market variability of the liability, the Company creates an economic hedge by investing in mutual funds that are consistent with the deferred amounts and mutual fund elections of the participants. Such investments remain assets of JCG. Changes in market value of the liability to participants are recognized as long-term incentive compensation in JCG’s Consolidated Statements of Comprehensive Income, and changes in the market value of the mutual fund securities are recognized in investment losses, net on JCG’s Consolidated Statements of Comprehensive Income.

Impairment Evaluation

JCG periodically evaluates the carrying value of investment securities classified as available-for-sale or held-to-maturity for potential impairment. In determining if an impairment exists, JCG considers the duration, extent and circumstances of any decline in fair value.

JCG evaluates the securities in an unrealized loss position in the available-for-sale portfolio for other-than-temporary impairment (“OTTI”) on the basis of the duration of the decline in value of the security and severity of that decline as well as JCG’s intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. If it is determined that the impairment of a security is other-than-temporary, an impairment loss equal to the difference between the carrying value of the security and its fair value is recognized within investment losses, net on JCG’s Consolidated Statements of Comprehensive Income. There were no OTTI of investment securities for the years ended December 31, 2016, 2015 and 2014.

Derivative Instruments

The Company maintains an economic hedge program that uses derivative instruments to hedge against market volatility of certain seed investments. Fluctuations in equity markets, debt markets and commodity markets are hedged by using index and commodity futures (“futures”) and credit default swaps. Certain foreign currency translation associated with the Company’s seeded investment products is also hedged by using foreign currency forward contracts. These derivative instruments are not classified as hedges for accounting purposes. The Company records all derivatives in other current assets and accounts payable and accrued liabilities on JCG’s Consolidated Balance Sheets and measures those investments at fair value. Changes in the value of the futures and credit default swaps are recognized as a component of investment losses, net while changes in fair value of the foreign currency forward contracts are recognized in other income, net on JCG’s Consolidated Statements of Comprehensive Income.

The Company’s consolidated seeded investment products may also be party to derivative instruments from time to time. These derivative instruments are disclosed separately from the Company’s derivative instruments related to its economic hedge program. Refer to Note 7 — Investment Securities.

Fair Value Measurements

Fair value of assets and liabilities is determined using observable market data based on recent trading activity. Where observable market data is unavailable due to a lack of trading activity, JCG utilizes internally developed models to estimate fair value and independent third parties to validate assumptions, when appropriate. Estimating fair value requires significant management judgment, including benchmarking to similar instruments with observable market data and applying appropriate discounts that reflect differences between the securities that JCG is valuing and the selected benchmark. Depending on the type of securities owned by JCG, other valuation methodologies may be required.

Measurements of fair value are classified within a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The valuation hierarchy contains three levels:

•                                          Level 1 — Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

•                                          Level 2 — Valuation inputs are quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured.

•                                          Level 3 — Valuation inputs are unobservable and significant to the fair value measurement.

Refer to Note 9 — Fair Value Measurements for additional information.

Income Taxes

Deferred income tax assets and liabilities are recorded for the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted income tax rates that may be in effect when these differences reverse. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. Significant management judgment is required in developing JCG’s provision for income taxes, including the valuation allowances that might be required against deferred tax assets and the evaluation of various income tax contingencies.

The accounting guidance for uncertainty in income taxes sets forth a specific method for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. The tax contingencies liability relates primarily to general state tax items and has been recorded in accounts payable and accrued liabilities, and other non-current liabilities on JCG’s Consolidated Balance Sheets, as appropriate.

Taxing authorities generally charge interest and may assess penalties in the event that a tax position taken is subsequently reversed upon examination. JCG has accrued interest on its uncertain tax provisions based on the rates specified by the applicable taxing authorities and has recorded the interest as a component of the tax provision. Accrued interest of $0.6 million, $0.8 million and $0.8 million was included in the liability for tax contingencies at December 31, 2016, 2015 and 2014, respectively. Any potential penalties associated with a tax contingency will also be included as a component of the tax provision in the period in which the assessment of a penalty becomes likely. JCG does not believe that it is subject to any penalties related to its tax contingencies and, therefore, has not accrued a liability for tax penalties.

In the event of an overpayment of income taxes, taxing authorities generally pay interest from the date of the overpayment. JCG records interest income from taxing authorities as a component of the income tax provision.

Goodwill and Intangible Assets, Net

Goodwill represents the excess of cost over the fair value of the identifiable net assets of acquired companies. Identifiable intangible assets generally represent the acquisition cost of client relationships, investment management agreements and trademarks. Goodwill and indefinite-lived intangible assets are tested for impairment annually as of October 1 or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Intangible assets subject to amortization are tested for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible assets require significant management estimates and judgment, including the valuation and expected life determination in connection with the initial purchase price allocation and the ongoing evaluation for impairment.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Noncontrolling interests that are not subject to redemption rights are classified in permanent equity. Redeemable noncontrolling interests are classified outside of permanent equity on the Consolidated Balance Sheets and are measured at estimated fair value as of the balance sheet dates. Changes in fair value of redeemable noncontrolling interests are recognized as increases or decreases to redeemable noncontrolling interests with an offsetting charge to retained earnings. Earnings attributable to noncontrolling interests that are and are not subject to redemption rights are combined in JCG’s Consolidated Statements of Comprehensive Income. Acquisitions of entities in which JCG holds an existing controlling interest are treated as a reduction of noncontrolling interests or redeemable noncontrolling interests in an amount equal to the purchase price. See Note 13 — Noncontrolling Interests for further discussion of noncontrolling interests.

Revenue Recognition

Investment management fees, and shareowner servicing fees and other are recognized as services are provided. These revenues are generally determined in accordance with contracts based upon a percentage of average assets under management. Shareholder servicing fees and other largely comprises transfer agent fees and revenue on VelocityShares-branded products.

Performance fee revenue is derived from certain mutual funds and separate accounts. JCG applies Method 1 as contemplated by GAAP when recognizing performance fees related to mutual funds and separate accounts. A detailed discussion of performance fees related to mutual funds and separate accounts is outlined below.

Mutual Funds

The investment management fee paid by each mutual fund subject to a performance fee is the base management fee plus or minus a performance fee adjustment as determined by the relative investment performance of the fund compared to a specified benchmark index. Under the performance-based fee structure, the investment advisory fee paid by each fund consists of two components: (1) a base fee calculated by applying the contractual fixed rate of the advisory fee to the fund’s average daily net assets during the previous month, plus or minus (2) a performance fee adjustment calculated by applying a variable rate of up to 0.15% to the fund’s average daily net assets during the performance measurement period. The performance measurement period begins as a trailing period ranging from 12 to 18 months, and each subsequent month is added to each successive performance measurement period until a 36-month period is achieved. At that point, the measurement period becomes a rolling 36-month period.

When current fund net assets vary from fund net assets over the performance measurement period, the performance fee adjustment, as a percentage of fund current assets, may vary significantly. Under circumstances involving underperformance by a rapidly shrinking fund, the dollar amount of the negative performance fee adjustment could be more than the dollar amount of the positive base fee.

JCG recognized mutual fund performance fees of negative $46.4 million, negative $28.8 million and negative $59.7 million for the years ended December 31, 2016, 2015 and 2014, respectively. Negative mutual fund performance fees are driven by underperformance of certain mutual funds against their respective benchmark index. At December 31, 2016 and 2015 $39.2 billion and $42.0 billion of assets under management were subject to mutual fund performance fees, respectively. The addition of performance fees to all funds without such fees is subject to the approval of both a majority of the shareholders of such Funds and the Funds’ Independent Board of Trustees.

Separate Accounts

Separate account performance fees are specified in certain client contracts and are based on investment performance as compared to an established benchmark index over a specified period of time. Performance fees are recognized quarterly or annually at the end of the contractual period if the stated performance criteria are achieved. Certain separate account performance fees are subject to clawback of previously recognized fees; however, such amounts are and have been insignificant.

JCG recognized separate account performance fees of $9.8 million, $19.0 million and $11.7 million for the years ended December 31, 2016, 2015 and 2014, respectively. At December 31, 2016 and 2015 $25.9 billion and $21.5 billion of assets under management were subject to separate account performance fees, respectively.

Marketing

Marketing and promotional costs are generally expensed as incurred.

Stock-Based Compensation

Stock-based compensation cost is based on the grant date fair value of awards expected to vest at the end of the stated service period and consists of the total value of the awards less an estimate for forfeitures. The grant date fair value for stock options is determined using the Black-Scholes option pricing model, and the grant date fair value of restricted stock is determined from the market price on the date of grant. The Black-Scholes model requires management to estimate certain variables, including the lives of options from grant date to exercise date, the volatility of the underlying shares and future dividend rates.

JCG estimates, at the time of grant, the amount of awards that are not expected to vest based on historical forfeiture rates and subsequently records adjustments, as appropriate.

Earnings Per Share

JCG calculates basic and diluted earnings per share using the two-class method, as common shares and participating restricted stock awards are paid nonforfeitable dividends. Under the two-class method, net income attributable to JCG is adjusted for the allocation of earnings to participating restricted stock awards. In addition, the weighted-average diluted common shares outstanding are calculated using the two-class method.

Contingent Consideration

The July 2015 transaction to acquire a controlling 51% voting interest in Kapstream Capital Pty Limited (“Kapstream”) included contingent cash consideration. The contingent cash consideration is payable in Australian dollars at 18 and 36 months after acquisition if certain Kapstream assets under management reach defined targets. Refer to Note 5 — Acquisitions for a detailed discussion on the contingent consideration related to the acquisition of a controlling 51% voting interest in Kapstream.

The acquisition of VS Holdings Inc. (“VelocityShares”) in 2014 included contingent cash consideration. The payments are contingent on certain VelocityShares’ ETPs reaching defined net revenue targets on the first, second, third and fourth anniversaries of the acquisition, in amounts up to $10.0 million each for the first and second anniversaries, and $8.0 million each for the third and fourth anniversaries. Refer to Note 5 — Acquisitions for a detailed discussion of the contingent consideration related to the acquisition of VelocityShares.

Note 3 — Recent Accounting Pronouncements

In May 2014, the FASB issued a new revenue recognition standard. The standard’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. The revenue standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. The Company is evaluating the effect of adopting this new accounting standard and is currently focused on the assessment of its mutual fund performance fees and the related applicability of the new guidance. The Company’s evaluation is ongoing and not complete. The Company does not expect significant changes in revenue recognition for the majority of its revenues as a result of adopting the standard.

In April 2015 the FASB issued an amendment to its debt standard requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts and premiums. The standard is effective for annual reporting periods beginning after December 15, 2015 including interim periods within that reporting period. The Company retrospectively adopted this new accounting standard during the first quarter 2016 and reclassified the December 31, 2015 debt issuance cost balances of $1.4 million and $2.4 million from other current assets and other non-current assets to current portion of long-term debt and long-term debt, respectively, on JCG’s Consolidated Balance Sheets.

In January 2016, the Company adopted the recently amended consolidation guidance issued by the FASB on a modified retrospective basis. Refer to Note 2 — Summary of Significant Accounting Policies for further discussion.

In January 2016, the FASB issued amendments to its financial instruments standard, including changes relating to the accounting for equity investments, and the presentation and disclosure requirements for financial instruments. Under the amended guidance, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. There will no longer be an available-for-sale classification (changes in fair value reported in other comprehensive income) for equity securities with readily determinable fair values. The amended guidance also requires financial assets and financial liabilities to be presented separately in the notes to the consolidated financial statements, grouped by measurement category (e.g., fair value, amortized cost, lower of cost or market) and form of financial asset (e.g., loans, securities). The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the effect of adopting this new accounting standard.

In February 2016, the FASB issued a new standard on accounting for leases. The new standard represents a significant change to lease accounting and introduces a lessee model that brings most leases on to the balance sheet. The standard also aligns certain of the underlying principles of the new lessor model with those in the FASB’s new revenue recognition standard. Furthermore, the new standard addresses other concerns related to the current leases model. The standard is effective for calendar periods beginning on January 1, 2019. The Company is evaluating the effect of adopting this new accounting standard.

In March 2016, the FASB issued an amendment to its principal-versus-agent guidance in the FASB’s new revenue standard. The key provisions of the amendment are assessing the nature of the entity’s promise to the customer, identifying the specified goods or services, application of the control principle and indicators of control. The amendment is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. In addition, entities are required to adopt the amendment by using the same transition method they used to adopt the new revenue standard. The Company is evaluating the effect of adopting this new accounting standard.

In March 2016, the FASB issued an Accounting Standards Update (“ASU”) that simplified several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures and statutory tax withholding requirements as well as classification in the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. The adoption of this standard will not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued an ASU to clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. The FASB issued the ASU with the intent of reducing diversity in practice regarding eight types of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. The Company is evaluating the effect of adopting this new accounting standard.

In November 2016, the FASB issued an ASU to clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. The Company is evaluating the effect of adopting this new accounting standard.

In January 2017, the FASB issued an ASU which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. The ASU requires goodwill impairments to be measured on the basis of the fair value of the reporting unit relative to the reporting unit’s carrying amount rather than on the basis of the implied amount of goodwill relative to the goodwill balance of the reporting unit. The ASU is effective for annual and interim impairment tests for periods beginning after December 15, 2021. Early adoption is allowed for annual and interim impairment tests occurring after January 1, 2017. The Company is evaluating the effect of adopting this new accounting standard.

Note 4 — Merger Agreement

On October 3, 2016, JCG and Henderson Group plc (“Henderson”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to the business combination of JCG and Henderson. Under the terms of the agreement, the businesses of JCG and Henderson will be combined under Henderson, which will be renamed Janus Henderson Group plc (“Janus Henderson”). The merger will be effected via a share exchange, with each share of JCG common stock converted into the right to receive 4.7190 Henderson ordinary shares. Janus Henderson shares will be delivered to JCG shareholders as merger consideration, with Janus Henderson applying for admission to trade on the New York Stock Exchange (“NYSE”) as its primary listing and with the existing listing on the Australian Securities Exchange retained. Henderson and JCG shareholders are expected to own approximately 57% and 43%, respectively, of Janus Henderson shares upon closing.

The closing of the merger is subject to, among other things, (a) the approval of the shareholders of JCG of the merger; (b) the approval of the shareholders of Henderson of (i) the merger, (ii) the name change of Henderson, (iii) the amended and restated memorandum and articles of association of Henderson, (iv) the delisting of Henderson ordinary shares from the London Stock Exchange and (v) the payment of a dividend in respect to the second half of the 2016 fiscal year; (c) the receipt of the required regulatory approvals, including the approval of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the United Kingdom (“U.K.”) Financial Conduct Authority; (d) the approval by the board of trustees and shareholders for JCG-advised U.S. mutual funds of new investment advisory agreements with JCG to take effect at the closing of the merger representing at least 67.5% of the assets under management of those funds as of September 30, 2016; (e) the effectiveness of the registration statement relating to the issuance of Henderson ordinary shares in connection with the merger and absence of any stop order or proceedings by the SEC; (f) approval for listing on the NYSE of the Henderson ordinary shares; and (g) the absence of governmental restraints or prohibitions preventing the consummation of the merger. The obligation of each of JCG and Henderson to consummate the merger is also conditioned on, among other things, the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers). Subject to the satisfaction or, if applicable, waiver of these conditions, the merger is expected to close on or about May 30, 2017.

JCG incurred $13.3 million of merger-related expenses during the year ended December 31, 2016; $12.4 million is included in general, administrative and occupancy and $0.9 million is included in marketing and advertising on the Consolidated Statements of Comprehensive Income, respectively.

Note 5 — Acquisitions

Acquisition of Kapstream

On July 1, 2015 JCG announced and closed the acquisition of a controlling 51% voting interest in Kapstream, a global macro fixed income asset manager located in Australia. The transaction included initial upfront cash consideration of $84.1 million and contingent cash consideration with a present value of $6.0 million, with the contingent consideration payable at 18 and 36 months after acquisition if certain Kapstream assets under management reach defined targets. Fair value adjustments to the contingent consideration during the years ended December 31, 2016 and 2015 resulted in a $1.4 million decrease and $1.2 million increase to the liability and expense, including the monthly accretion of the liability to the future value of the consideration, respectively. At December 31, 2016, the fair value of the contingent consideration is included in accounts payable and accrued liabilities, and other non-current liabilities on JCG’s Consolidated Balance Sheets.

In December 2016, Kapstream assets under management reached defined targets for the 18-month anniversary of the acquisition and JCG paid contingent consideration of $5.6 million in February 2017. As of December 31, 2016, the total maximum payment over the remaining contingent consideration period (36-month anniversary) is $3.7 million.

The Company also acquired certain distribution rights for an additional cash consideration of $3.9 million. The Company incurred $2.1 million in investment bank advisory fees and other deal costs during the second quarter 2015 related to the acquisition. The deal costs are included in general, administrative and occupancy on JCG’s Consolidated Statements of Comprehensive Income.

The total purchase price was allocated as follows (in millions):

Final purchase
price allocation
Assets:
Cash and cash equivalents	$7.3
Investment securities	4.4
Accounts receivable	4.6
Intangible assets	111.6
Goodwill	97.3
Other current assets	3.1
Other non-current assets, net	0.1
Liabilities:
Contingent consideration	(6.0)
Deferred income taxes	(33.5)
Other accrued liabilities	(10.2)
Noncontrolling interests	(85.7)
Net assets acquired	$93.0

Goodwill represents the excess of cost over the fair value of the identifiable net assets acquired and is largely attributable to the existing workforce of Kapstream. The acquisition will expand JCG’s fixed income capabilities and reinforce the Company’s efforts to build a global macro fixed income team. The goodwill recognized as a result of the acquisition is not deductible for tax purposes.

The intangible assets include investment management agreements, client relationships and a trademark. The client relationships have an estimated useful life of 10 years and are being amortized over the 10-year period. The investment management agreements and trademark have an indefinite life and as such, are not being amortized.

Noncontrolling interests were recognized on the Consolidated Balance Sheets for the 49% interest in Kapstream held by Kapstream management. The fair value of the noncontrolling interests as of the acquisition date of July 1, 2015 was $85.7 million.

Kapstream’s functional currency is the Australian dollar. Assets and liabilities of Kapstream are translated into U.S. dollars at current exchange rates as of the end of each accounting period. Related revenue and expenses are translated at average exchange rates during the accounting period. Net translation gains and losses are excluded from income and recorded in other comprehensive income (loss), net of tax on the Company’s Consolidated Statements of Comprehensive Income. JCG recognized Kapstream foreign currency translation losses of $0.6 million and $4.3 million for the years ended December 31, 2016 and 2015 respectively.

On January 31, 2017, JCG acquired the remaining 49% voting interest in Kapstream. The noncontrolling interests were held by the founders of Kapstream, who are current JCG employees. The transaction included initial upfront cash consideration of $42.5 million and contingent consideration payable in the form of mutual fund share awards. Payment of the mutual fund share awards is contingent on all Kapstream products and certain Janus products reaching defined revenue targets on the first, second and third anniversaries of January 31, 2017. The awards will be payable in three equal installments of $14.2 million on the anniversary dates and are indexed to the performance of the Kapstream Absolute Return Income Fund. Upon vesting, the holders receive the value of the awards adjusted for gains or losses attributable to the mutual fund to which the awards were indexed, subject to tax withholding.

Acquisition of VelocityShares

On October 13, 2014, the Company entered into an agreement to acquire 100% of the outstanding voting equity interests of VelocityShares. VelocityShares is a sponsor of ETPs, including rules-based ETFs, which provide volatility management solutions to institutional clients. The majority of these assets represent tactical trading products serving short-term investors and traders in the form of ETNs. The acquisition of VelocityShares has facilitated JCG’s entrance into the ETP business.

On December 1, 2014, JCG announced the closing of the VelocityShares acquisition. The transaction included initial upfront cash consideration of $32.7 million with up to an additional $36.0 million in contingent cash consideration if certain revenue targets are achieved over a four-year period. The contingent consideration is payable on the first, second, third and fourth anniversaries of the acquisition, in amounts up to $10.0 million each for the first and second anniversaries, and $8.0 million each for the third and fourth anniversaries. The total maximum payment over the entire contingent consideration period is $36.0 million.

The payments are contingent on certain VelocityShares’ ETPs reaching defined net revenue targets on the first, second, third and fourth anniversaries of the acquisition. Fair value adjustments to the contingent consideration during the years ended December 31, 2016 and 2015 resulted in increases of $5.8 million and $5.2 million to the liability and expense, including the monthly accretion of the liability to the future value of the consideration, respectively. As of December 31, 2016, the contingent consideration had a fair value $18.9 million; $16.4 million is included in accounts payable and accrued liabilities, and $2.5 million is included in other non-current liabilities on JCG’s Consolidated Balance Sheets. VelocityShares reached the defined net ETP revenue targets for the first and second anniversaries of the acquisition and JCG paid contingent consideration of $10.0 million in both December 2015 and January 2017. The contingent consideration payments represent the maximum amount for the first and second anniversaries. As of December 31, 2016, the total maximum payment over the remaining contingent consideration period (third and fourth anniversaries of the acquisition) is $16.0 million.

The total purchase price, including the upfront payment and the present value of the expected contingent payments, was allocated as follows (in millions):

Purchase price
allocation
Assets:
Intangible assets	$36.9
Goodwill	21.5
Cash acquired	4.3
Liabilities:
Deferred tax liability	(11.0)
Other liabilities, net	(1.1)
Net assets acquired	$50.6

Note 6 — Consolidation

Variable Interest Entities

Consolidated Variable Interest Entities

JCG’s consolidated VIEs as of December 31, 2016, include certain consolidated seeded investment products in which the Company has an investment and acts as the investment manager. The assets of these VIEs are not available to JCG or the creditors of JCG. JCG may not, under any circumstances, access cash and cash equivalents held by consolidated VIEs to use in its operating activities or otherwise. In addition, the investors in these VIEs have no recourse to the credit of the Company.

Consolidated VIE assets and liabilities are presented after intercompany eliminations at December 31, 2016 and 2015, in the following table (in millions):

	December 31,	December 31,
	2016	2015
Investment securities	$91.6	$—
Cash and cash equivalents	6.1	—
Accounts receivable	0.3	—
Accounts payable and accrued liabilities	(0.5)	—
Total	97.5	—
Noncontrolling interests in consolidated VIEs	(31.9)	—
JCG’s net interest in consolidated VIEs	$65.6	$—

Unconsolidated Variable Interest Entities

At December 31, 2016, JCG’s carrying value of investment securities included on the Consolidated Balance Sheets pertaining to unconsolidated VIEs was $7.7 million. JCG’s total exposure to unconsolidated VIEs represents the value of its economic ownership interest in the investment securities.

Voting Rights Entities

Consolidated Voting Rights Entities

The following table presents the balances related to consolidated VREs that were recorded on JCG’s Consolidated Balance Sheets, including JCG’s net interest in the consolidated VREs (in millions):

	December 31,	December 31,
	2016	2015
Investment securities	$6.3	$34.5
Cash and cash equivalents	—	1.2
Accounts receivable and other current assets	0.1	—
Accounts payable and accrued liabilities	(0.2)	—
Total	6.2	35.7
Noncontrolling interests in consolidated VREs	(1.2)	(13.8)
JCG’s net interest in consolidated VREs	$5.0	$21.9

JCG’s total exposure to consolidated VREs represents the value of its economic ownership interest in these seeded investment products. Valuation changes associated with investments held at fair value by these consolidated VREs are reflected in investment losses, net on the Company’s Consolidated Statements of Comprehensive Income. Valuation changes are partially offset in net income attributable to noncontrolling interests for the portion not attributable to JCG. Refer to Note 7 — Investment Securities.

JCG may not, under any circumstances, access cash and cash equivalents held by consolidated VREs to use in its operating activities or otherwise.

Unconsolidated Variable Rights Entities

At December 31, 2016, JCG’s carrying value of investment securities included on the Consolidated Balance Sheets pertaining to unconsolidated VREs was $73.5 million. JCG’s total exposure to unconsolidated VIEs represents the value of its economic ownership interest in the investment securities.

Note 7 — Investment Securities

JCG’s investment securities as of December 31, 2016, 2015 and 2014, are summarized as follows (in millions):

	December 31,
	2016	2015
Trading securities:
Seeded investment products	$255.6	$235.6
Investments in advised mutual funds	4.7	4.2
Investments related to deferred compensation plans	17.2	16.3
Total trading securities	277.5	256.1
Available-for-sale securities:
Seeded investment products	26.2	71.0
Total investment securities	$303.7	$327.1

December 31
2014
Trading securities:
Consolidated seeded investment products	$212.5
Unconsolidated seeded investment products	45.8
Investments in advised mutual funds	4.4
Investments related to deferred compensation plans	13.0
Total trading securities	275.7
Available-for-sale securities:
Unconsolidated seeded investment products	68.3
Total investment securities	$344.0

Trading Securities

Seeded investment products classified as trading securities consisted of the following as of December 31, 2016, 2015 and 2014:

	December 31, 2016		December 31, 2015
	Fair value	Number of	Fair value	Number of
	(in millions)	products	(in millions)	products
Mutual funds advised by the Company:
Consolidated VREs	$6.2	1	$35.7	8
Consolidated VIEs	91.6	11	—	—
Unconsolidated VREs(1)	55.0	5	99.7	7
Total mutual funds advised by the Company	152.8	17	135.4	15
Separate accounts	77.0	27	86.8	25
Pooled investment funds	25.8	18	13.4	10
Total trading securities	$255.6	62	$235.6	50

(1)         Represents unconsolidated seeded investment products for which JCG’s ownership percentage is between 20% and 50%. The investments are classified as equity method, which approximates fair value due to the nature of the underlying investments.

	December 31, 2014
	Fair value	Number of
	(in millions)	products
Mutual funds advised by the Company:
Consolidated	$146.1	12
Unconsolidated	45.7	5
Total mutual funds advised by the Company	$191.8	17

Separate accounts:
Consolidated	$66.4	23
Unconsolidated	0.1	8
Total separate accounts	$66.5	31

Net unrealized gains and (losses) recognized on trading securities still held as of December 31, 2016, 2015 and 2014, are summarized as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Net unrealized gains (losses) on trading securities still held at period end	$9.4	$(9.5)	$4.3

Available-for-Sale Securities

Seeded investment products classified as available-for-sale securities consisted of the following as of December 31, 2016, 2014 and 2014:

	December 31, 2016		December 31, 2015		December 31, 2014
	Fair value	Number of	Fair value	Number of	Fair value	Number of
	(in millions)	products	(in millions)	products	(in millions)	products
Mutual funds advised by the Company:
Unconsolidated VREs	$18.5	19	$71.0	41	$68.3	40
Unconsolidated VIEs	7.7	22	—	—	—	—
Total mutual funds advised by the Company	$26.2	41	$71.0	41	$68.3	40

The following is a summary of available-for-sale securities at December 31, 2016, 2015 and 2014 (in millions):

		Gross
		unrealized		Foreign
		investment		currency	Fair
	Cost	Gains	Losses	translation	value
December 31, 2016:
Unconsolidated VREs	$18.8	$0.1	$(0.4)	$—	$18.5
Unconsolidated VIEs	$8.9	$0.3	$(1.0)	$(0.5)	$7.7
December 31, 2015:
Unconsolidated VREs	$75.0	$0.3	$(3.9)	$(0.4)	$71.0
Unconsolidated VIEs	$—	$—	$—	$—	$—

December 31, 2014
Gross
		unrealized		Foreign
		investment		currency	Estimated	Carrying
	Cost	Gains	Losses	translation	fair value	value
Available-for-sale securities:
Unconsolidated seeded investment products	$68.6	$0.4	$(0.6)	$(0.1)	$68.3	$68.3

The Company reviewed the gross unrealized losses on available-for-sale securities and determined that the losses were not other-than-temporary. The Company considered the duration, extent and circumstances of any decline in fair value as well as JCG’s intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. No OTTI charges were recognized for the years ended December 31, 2016, 2015 or 2014.

Realized gains and losses as a result of sales of seeded investment products classified as available-for-sale securities were recognized within investment losses, net on JCG’s Consolidated Statements of Comprehensive Income. The following is a summary of realized gains (losses) as a result of sales of seeded investment products classified as available-for-sale securities for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014
Realized gains	$—	$—	$2.8
Realized losses	(0.7)	—	(0.1)
Net realized gains (losses)	$(0.7)	$—	$2.7

Derivative Instruments

The Company maintains an economic hedge program that uses derivative instruments to hedge against market volatility of certain seeded investments. Fluctuations in equity markets, debt markets and commodity markets are hedged by using futures and credit default swaps. Certain foreign currency translation associated with the Company’s seeded investment products is also hedged using foreign currency forward contracts.

JCG reassessed its hedging strategy in 2016, which resulted in a reduction in the use of index swaps and an increase in the use of futures and credit default swaps to hedge against market volatility of certain seeded investment products. As of December 31, 2016, JCG was not using index swaps as part of the economic hedge program.

JCG was party to the following derivative instruments as of December 31, 2016, 2015 and 2014:

	December 31, 2016		December 31, 2015		December 31, 2014
		Notional		Notional		Notional
	Number of	value	Number of	value	Number of	value
	contracts	(in millions)	contracts	(in millions)	contacts	(in millions)
Futures	50	$171.7	38	$91.7	6	$74.9
Credit default swaps	2	$128.5	2	$66.5	—	$—
Foreign currency forward contracts	2	$34.1	—	$—	7	$3.6
Index swaps	—	$—	6	$34.4	4	$56.8

The derivative instruments are not designated as hedges for accounting purposes. Changes in fair value of the futures, credit default swaps and index swaps are recognized in investment losses, net on JCG’s Consolidated Statements of Comprehensive Income while changes in the fair value of the foreign currency forward contracts are recognized in other income, net on JCG’s Consolidated Statements of Comprehensive Income.

Index swaps are subject to a master netting arrangement. The values of the individual index swap contracts, including any associated cash collateral, are combined and are included on a net basis in other current assets or other accrued liabilities on JCG’s Consolidated Balance Sheets. Futures and credit default swaps are also subject to a master netting arrangement and are presented in the same manner as the index swaps. Foreign currency forward contracts are not subject to a master netting arrangement, and as such, fair values of individual contracts are not netted and are included separately within either other current assets or other accrued liabilities on JCG’s Consolidated Balance Sheets.

Futures and credit default swaps are subject to a master netting arrangement and the values of the individual contracts are combined and are included on a net basis in other current assets or accounts payable and accrued liabilities on JCG’s Consolidated Balance Sheets. Foreign currency forward contracts are not subject to a master netting arrangement, and as such, the fair values of individual contracts are not netted and are included separately within either other current assets or accounts payable and accrued liabilities on JCG’s Consolidated Balance Sheets.

The Company posted $8.0 million, $3.3 million, and $1.7 million in cash collateral and margin with the counterparty of the futures and credit default swaps as of December 31, 2016, 2015 and 2014, respectively. The cash collateral and margin are included in other current assets on JCG’s Consolidated Balance Sheets.

The following tables illustrate the effect of offsetting derivative instruments on JCG’s Consolidated Balance Sheets as of December 31, 2016, 2015 and 2014 (in millions):

	December 31, 2016
		Gross
		amounts	Gross
		offset by	amounts
	Gross	derivative	offset by	Net
	amounts	instruments	cash collateral	amounts
Assets:
Futures	$0.8	$(0.8)	$—	$—
Foreign currency forward contracts	0.3	—	—	0.3
Total assets	$1.1	$(0.8)	$—	$0.3

Liabilities:
Futures	$1.1	$(0.8)	$(0.3)	$—
Credit default swaps	2.4	—	(1.3)	1.1
Total liabilities	$3.5	$(0.8)	$(1.6)	$1.1

	December 31, 2015
		Gross
		amounts	Gross
		offset by	amounts
	Gross	derivative	offset by	Net
	amounts	instruments	cash collateral	amounts
Assets:
Futures	$0.3	$(0.1)	$—	$0.2

Liabilities:
Index swaps	$0.1	$—	$—	$0.1
Futures	0.1	(0.1)	—	—
Credit default swaps	0.5	—	(0.5)	—
Total liabilities	$0.7	$(0.1)	$(0.5)	$0.1

	December 31, 2014
		Gross
		amounts	Gross
		offset by	amounts
	Gross	derivative	offset by	Net
	amounts	instruments	cash collateral	amounts
Assets:
Index swaps	$0.3	$—	$—	$0.3
Liabilities:
Futures	$1.2	$—	$(1.2)	$—

JCG recognized the following net gains (losses) on hedged seed investments and associated futures, credit default swaps and index swaps for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014
Hedged seeded investments classified as trading securities(1)	$10.0	$(2.1)	$7.3
Hedged seeded investments classified as available-for-sale securities(1)	0.4	(1.6)	2.9
Total hedged seeded investments	10.4	(3.7)	10.2
Futures	(9.0)	(0.1)	(8.2)
Credit default swaps	(3.6)	(0.2)	—
Index swaps	(0.9)	2.9	(3.0)
Other	(0.2)	—	—
Total	$(3.3)	$(1.1)	$(1.0)

(1)              Includes net gains (losses) associated with hedged equity, fixed income and asset allocation seeded investment products. Hedging activity is limited to the systematic market risk associated with equity products and the interest rate and credit risk associated with fixed income products.

JCG recognized the following net losses on hedged seed investments denominated in a foreign currency and net gains on associated foreign currency forward contracts for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014
Foreign currency translation	$(2.5)	$(0.4)	$(1.9)
Foreign currency forward contracts	2.3	0.2	1.3
Total	$(0.2)	$(0.2)	$(0.6)

Derivative Instruments in Consolidated Seeded Investment Products

Certain of the Company’s consolidated seeded investment products utilize derivative instruments to contribute to the achievement of defined investment objectives. These derivative instruments are classified within investment securities on JCG’s Consolidated Balance Sheets. Gains and losses on these derivative instruments are classified within investment losses, net on JCG’s Consolidated Statements of Comprehensive Income. The consolidated seeded investment products posted $2.1 million, $4.7 million and $1.8 million in cash collateral and margin with the counterparty of the derivative instruments as of December 31, 2016, 2015 and 2014, respectively.

JCG’s consolidated seeded investment products were party to the following derivative instruments as of December 31, 2016, 2015 and 2014:

	December 31, 2016		December 31, 2015		December 31, 2014
		Notional		Notional		Notional
	Number of	value	Number of	value	Number of	value
	contracts	(in millions)	contracts	(in millions)	contacts	(in millions)
Swaps	67	$35.5	96	$40.9	117	$65.8
Futures	123	$25.3	75	$20.8	32	$41.5
Foreign currency forward contracts	161	$32.0	61	$9.9	37	$2.4
Options	29	$0.1	66	$0.2	29	$0.5

The following tables illustrate the effect of offsetting derivative instruments within consolidated seeded investment products on JCG’s Consolidated Balance Sheets as of December 31, 2016, 2015 and 2014 (in millions):

	December 31, 2016
		Gross
		amounts	Gross
		offset by	amounts
	Gross	derivative	offset by	Net
	amounts	instruments	cash collateral	amounts
Assets:
Swaps	$0.7	$—	$—	$0.7
Futures	0.4	(0.4)	—	—
Foreign currency forward contracts	0.2	(0.2)	—	—
Total	$1.3	$(0.6)	$—	$0.7

Liabilities:
Swaps	$—	$—	$—	$—
Futures	0.5	(0.4)	(0.1)	—
Foreign currency forward contracts	0.2	(0.2)	—	—
Total	$0.7	$(0.6)	$(0.1)	$—

	December 31, 2015
		Gross
		amounts	Gross
		offset by	amounts
	Gross	derivative	offset by	Net
	amounts	instruments	cash collateral	amounts
Assets:
Swaps	$0.9	$(0.5)	$—	$0.4
Futures	0.1	(0.1)	—	—
Foreign currency forward contracts	0.1	(0.1)	—	—
Total	$1.1	$(0.7)	$—	$0.4

Liabilities:
Swaps	$0.6	$(0.6)	$—	$—
Futures	0.3	(0.1)	(0.2)	—
Foreign currency forward contracts	0.1	(0.1)	—	—
Total	$1.0	$(0.8)	$(0.2)	$—

	December 31, 2014
		Gross
		amounts	Gross
		offset by	amounts
	Gross	derivative	offset by	Net
	amounts	instruments	cash collateral	amounts
Assets:
Swaps	$1.4	$(0.4)	$—	$1.0
Futures	0.6	(0.4)	—	0.2
Options	0.2	—	—	0.2
Total	$2.2	$(0.8)	$—	$1.4

Liabilities:
Swaps	$0.4	$(0.4)	$—	$—
Futures	0.4	(0.4)	—	—
Total	$0.8	$(0.8)	$—	$—

As of December 31, 2016 and 2015 certain consolidated seeded investment products sold credit protection through the use of credit default swap contracts. The contracts provide alternative credit risk exposure to individual companies and countries outside of traditional bond markets. The terms of the credit default swap contracts range from one to five years.

As sellers in credit default swap contracts, the consolidated seeded investment products would be required to pay the notional value of a referenced debt obligation to the counterparty in the event of a default on the debt obligation by the issuer. The notional value represents the estimated maximum potential undiscounted amount of future payments required upon the occurrence of a credit default event. As of December 31, 2016 and 2015 the notional value of the agreements was $8.5 million and $11.3 million, respectively. The credit default swap contracts include recourse provisions that allow for recovery of a certain percentage of amounts paid upon the occurrence of a credit default event. As of December 31, 2016 and 2015 the fair value of the credit default swap contracts selling protection was $0.1 million for both periods.

Investment Losses, Net

Investment losses, net on JCG’s Consolidated Statements of Comprehensive Income included the following for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014
Seeded investment products	$6.6	$(11.1)	$8.6
Noncontrolling interests in seeded investment products	(0.7)	0.4	(0.6)
Investments in advised mutual funds	0.5	(0.2)	(0.1)
Economic hedge of certain seeded investment products	(13.7)	2.6	(11.2)
Economic hedge of deferred compensation plans	0.8	0.1	1.3
Other	0.2	—	0.1
Investment losses, net	$(6.3)	$(8.2)	$(1.9)

Purchases, Sales, Settlements and Maturities

Cash flows related to investment securities for the years ended December 31, 2016, 2015 and 2014, are summarized as follows (in millions):

	Year ended December 31,
	2016		2015		2014
		Sales,		Sales,		Sales,
	Purchases	settlements	Purchases	settlements	Purchases	settlements
	and	and	and	and	and	and
	settlements	maturities	settlements	maturities	settlements	maturities
Trading securities	$(79.4)	$70.9	$(66.6)	$53.4	$(143.5)	$148.0
Available-for-sale securities	(2.4)	52.4	(11.5)	0.1	(0.7)	174.9
Derivative instruments:
Seed capital economic hedge	(32.6)	14.4	(12.9)	14.1	(24.4)	13.9
Total cash flows	$(114.4)	$137.7	$(91.0)	$67.6	$(168.6)	$336.8

Note 8 — Goodwill and Intangible Assets

JCG’s goodwill and intangible assets are summarized below (in millions):

				Foreign				Foreign
	December 31,			currency	December 31,			currency	December 31,
	2014	Acquisition	Amortization	translation	2015	Impairment	Amortization	translation	2016
Indefinite-lived intangible assets:
Investment management agreements	$921.9	$79.5	$—	$(3.8)	$997.6	$(0.3)	$—	$(0.7)	$996.6
Trademarks	270.6	3.0	—	(0.1)	273.5	—	—	—	273.5
Definite-lived intangible assets:
Client relationships	183.8	29.1	—	(1.3)	211.6	—	—	(0.3)	211.3
Accumulated amortization	(118.9)	—	(11.3)	—	(130.2)	—	(12.5)	0.3	(142.4)
Net intangible assets	$1,257.4	$111.6	$(11.3)	$(5.2)	$1,352.5	$(0.3)	$(12.5)	$(0.7)	$1,339.0
Goodwill	$509.7	$97.3	$—	$(4.2)	$602.8	$—	$—	$(0.9)	$601.9

The majority of goodwill and intangible assets were generated from the 2001 buyout of the founder of Janus and acquisitions of interests in INTECH, Perkins, Kapstream and VelocityShares. Intangible assets acquired as a result of these transactions include trademarks, investment management agreements and client relationships.

Foreign currency translation relates to the Kapstream intangible assets and goodwill that are translated from Australian dollar to U.S. dollar at the end of each period.

Definite-lived intangible assets represent client relationships, which are amortized over their estimated lives using the straight-line method. The estimated lives of the client relationships vary and range from 10 years to 17 years.

An investment management agreement impairment charge of $0.3 million was recognized in depreciation and amortization on the Consolidated Statements on Comprehensive Income during the year ended December 31, 2016. There were no intangible asset impairment charges recognized during the years ended December 31, 2015 and 2014.

Amortization expense was $12.8 million, $11.3 million and $9.6 million for the years ended December 31, 2016, 2015 and 2014, respectively. Expected future amortization expense is summarized below (in millions):

Year ended December 31,	Amount
2017	$12.5
2018	9.8
2019	7.6
2020	5.5
2021	5.0
Thereafter	29.8
Total	$70.2

Impairment Testing

The October 2016 tests of goodwill and indefinite-lived intangible assets indicated that estimated fair values of the reporting unit exceeded their respective carrying values, and as such, no impairment charges were recognized. The October 2016 tests included certain underlying key assumptions regarding future overall market trends and Company operating performance. If actual future market results and Company operating performance vary significantly and unfavorably to those included in the Company’s financial forecast, the Company may be subject to impairment charges related to its goodwill and indefinite-lived intangible assets.

No impairment charges were recognized as a result of the October 2015 and 2014 tests of goodwill and indefinite-lived intangible assets.

Note 9 — Fair Value Measurements

The following table presents assets, liabilities and redeemable noncontrolling interests presented in the consolidated financial statements or disclosed in the notes to the consolidated financial statements at fair value on a recurring basis as of December 31, 2016 (in millions):

	Fair value measurements using:
	Quoted prices
	in active
	markets for	Significant
	identical	other	Significant
	assets and	observable	unobservable
	liabilities	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Cash equivalents	$78.5	$287.1	$—	$365.6
Futures	0.8	—	—	0.8
Foreign currency forward contracts	0.3	—	—	0.3
Trading securities:
Seeded investment products:
Consolidated VREs	0.3	5.9	—	6.2
Consolidated VIEs	13.2	75.1	3.3	91.6
Unconsolidated VREs	55.0	—	—	55.0
Separate accounts	47.5	29.5	—	77.0
Pooled investment funds	3.2	22.6	—	25.8
Investments in advised mutual funds	4.7	—	—	4.7
Investments related to deferred compensation plans	17.2	—	—	17.2
Available-for-sale securities:
Seeded investment products:
Unconsolidated VREs	18.5	—	—	18.5
Unconsolidated VIEs	7.7	—	—	7.7
Total investment securities	167.3	133.1	3.3	303.7
Total assets	$246.9	$420.2	$3.3	$670.4

Liabilities:
Futures	$1.1	$—	$—	$1.1
Credit default swaps	2.4	—	—	2.4
Long-term debt(1)	—	463.1	—	463.1
Kapstream contingent consideration	—	—	5.5	5.5
VelocityShares contingent consideration	—	—	18.9	18.9
Total liabilities	$3.5	$463.1	$24.4	$491.0

Redeemable noncontrolling interests:
Consolidated seeded investment products	$6.6	$26.1	$0.4	$33.1
INTECH	—	—	10.0	10.0
Total redeemable noncontrolling interests	$6.6	$26.1	$10.4	$43.1

(1)   Carried at amortized cost and disclosed at fair value.

The following table presents assets, liabilities and redeemable noncontrolling interests presented in the consolidated financial statements or disclosed in the notes to the consolidated financial statements at fair value on a recurring basis as of December 31, 2015 (in millions):

	Fair value measurements using:
	Quoted prices
	in active
	markets for	Significant
	identical	other	Significant
	assets and	observable	unobservable
	liabilities	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Cash equivalents	$57.4	$189.5	$—	$246.9
Futures	0.3	—	—	0.3
Trading securities:
Seeded investment products:
Consolidated VREs	10.9	24.8	—	35.7
Unconsolidated VREs	99.7	—	—	99.7
Separate accounts	46.7	40.1	—	86.8
Pooled investment funds	13.1	0.3	—	13.4
Investments in advised mutual funds	4.2	—	—	4.2
Investments related to deferred compensation plans	16.3	—	—	16.3
Available-for-sale securities:
Seeded investment products:
Unconsolidated VREs	71.0	—	—	71.0
Total investment securities	261.9	65.2	—	327.1
Total assets	$319.6	$254.7	$—	$574.3

Liabilities:
Index swaps	$—	$0.1	$—	$0.1
Futures	0.1	—	—	0.1
Credit default swaps	—	0.5	—	0.5
Current portion of long-term debt(1)	—	158.6	—	158.6
Long-term debt(1)	—	307.6	—	307.6
Kapstream contingent consideration	—	—	6.9	6.9
VelocityShares contingent consideration	—	—	13.1	13.1
Total liabilities	$0.1	$466.8	$20.0	$486.9

Redeemable noncontrolling interests:
Consolidated seeded investment products	$6.1	$7.7	$—	$13.8
INTECH	—	—	8.0	8.0
Total redeemable noncontrolling interests	$6.1	$7.7	$8.0	$21.8

(1)   Carried at amortized cost and disclosed at fair value.

The following table presents assets, liabilities and redeemable noncontrolling interests presented in the financial statements or disclosed in the notes to the financial statements at fair value on a recurring basis as of December 31, 2014 (in millions):

	Fair value measurements using:
	Quoted prices
	in active
	markets for	Significant
	identical	other	Significant
	assets and	observable	unobservable
	liabilities	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Cash equivalents	$7.7	$292.5	$—	$300.2
Index swaps	—	0.3	—	0.3
Trading securities:
Consolidated seeded investment products	90.8	121.7	—	212.5
Unconsolidated seeded investment products(1)	45.8	—	—	45.8
Investments in advised mutual funds	4.4	—	—	4.4
Investments related to deferred compensation plans	13.0	—	—	13.0
Available-for-sale securities:
Unconsolidated seeded investment products	68.3	—	—	68.3
Total investment securities	222.3	121.7	—	344.0
Total assets	$230.0	$414.5	$—	$644.5

Liabilities:
Long-term debt(2)	$—	$558.0	$—	$558.0
VelocityShares contingent consideration	—	—	17.9	17.9
Futures	1.2	—	—	1.2
Total liabilities	$1.2	$558.0	$17.9	$577.1
Redeemable noncontrolling interests in INTECH	$—	$—	$5.4	$5.4

(1)         Represents unconsolidated seeded investment products where JCG’s ownership percentage is between 20% and 50%. The investments are classified as equity method and are carried at fair value due to the nature of the underlying investments.

(2)         Carried at amortized cost and disclosed at fair value.

Level 1 Fair Value Measurements

JCG’s Level 1 fair value measurements consist mostly of seeded investment products, investments in advised mutual funds, cash equivalents and investments related to deferred compensation plans with quoted market prices in active markets. The fair value level of consolidated seeded investment products is determined by the underlying securities of the product. The fair value level of unconsolidated seeded investment products is determined using the respective net asset value (“NAV”) of each product. The NAV represents a quoted price in an active market and is not used as a practical expedient. All seeded investment products for which the NAV is used to determine their fair value are classified as Level 1 and primarily represent seeded mutual funds where JCG’s ownership level is under 50% or where JCG is not considered the primary beneficiary.

Level 2 Fair Value Measurements

JCG’s Level 2 fair value measurements consist mostly of cash equivalents, consolidated seeded investment products and JCG’s long-term debt. Cash equivalents are short-term, highly liquid investments with an initial maturity of three months or less when purchased and consist primarily of commercial paper, certificates of deposit and other short-term investments. The fair value of consolidated seeded investment products in which JCG’s ownership level is above 50%, or JCG is the primary beneficiary, is determined by the underlying securities of the product. The fair value of JCG’s long-term debt is determined using broker quotes and recent trading activity, which are considered Level 2 inputs.

Level 3 Fair Value Measurements

JCG’s Level 3 recurring fair value measurements largely represent redeemable noncontrolling interests in INTECH and contingent consideration related to the acquisition of Kapstream and VelocityShares.

INTECH

Redeemable noncontrolling interests in INTECH are measured at fair value on a quarterly basis or more frequently if events or circumstances indicate that a material change in the fair value of INTECH has occurred. The fair value of INTECH is determined using a valuation methodology that incorporates observable metrics from publicly traded peer companies as valuation comparables and adjustments related to investment performance and changes in assets under management.

Contingent Consideration

The fair value of the Kapstream contingent consideration is calculated on a quarterly basis by forecasting certain Kapstream assets under management over the contingency period and determining whether the forecasted amounts meet the defined targets. Forecasted contingent payments are then discounted back to the valuation date using an 8.5% discount rate. Significant unobservable inputs used in the valuation are limited to forecasted Kapstream assets under management.

The fair value of the VelocityShares contingent consideration is calculated on a quarterly basis by forecasting net ETP revenue, as defined by the purchase agreement, over the contingency period, and determining whether net forecasted ETP revenue targets are achieved. Forecasted contingent payments are then discounted back to the valuation date using a 15% discount rate. Significant unobservable inputs used in the valuation are considered non-public data and limited to forecasted gross revenues and certain expense items, which are deducted from these revenues. Increases in forecasted net ETP revenue would increase the fair value of the consideration, subject to payment limitations, while decreases in forecasted net ETP revenue would decrease the fair value.

The change in fair value related to VelocityShares and Kapstream contingent consideration is unrealized and included in general, administrative and occupancy on the Consolidated Statements of Comprehensive Income.

Seeded Investment Products

As of December 31, 2016, a single security within the portfolio of a consolidated seeded investment product was valued using significant unobservable inputs, resulting in Level 3 classification. The fair value of the security was $3.3 million. As of December 31, 2015 and December 31, 2014, none of the securities within the portfolios of consolidated seeded investment product were classified as Level 3.

JCG’s Level 3 recurring fair value measurements as of December 31, 2016 and 2015 are as follows (in millions):

	Year ended December 31,
	2016			2015
	Redeemable			Redeemable
	noncontrolling	VelocityShares	Kapstream	noncontrolling	VelocityShares	Kapstream
	interests in	contingent	contingent	interests in	contingent	contingent
	INTECH	consideration	consideration	INTECH	consideration	consideration
Beginning of year fair value	$8.0	$13.1	$6.9	$5.4	$17.9	$—
Distributions	(0.6)	—	—	(0.7)	(10.0)	—
Current earnings	0.4	—	—	0.6	—	—
Amortization of INTECH appreciation rights	3.3	—	—	3.4	—	—
Issuance	—	—	—	—	—	6.0
Foreign currency translation	—	—	—	—	—	(0.3)
Change in fair value	(1.1)	5.8	(1.4)	(0.7)	5.2	1.2
End of year fair value	$10.0	$18.9	$5.5	$8.0	$13.1	$6.9

JCG’s Level 3 recurring fair value measurements as of December 31, 2014, is as follows (in millions):

	Year ended December 31,
	2014
	Redeemable	VelocityShares
	noncontrolling	interests
	contingent	consideration
Beginning of year fair value	$7.3	$—
Distributions	(0.6)	—
Current earnings	0.5	—
Purchase of redeemable noncontrolling interests	(0.6)	—
Amortization of INTECH appreciation rights	—	—
Issuance	—	17.9
Foreign currency translation	—	—
Change in fair value	(1.2)	—
End of year fair value	$5.4	$17.9

The change in fair value related to VelocityShares and Kapstream contingent consideration is unrealized and included in general, administrative and occupancy on the Consolidated Statements of Comprehensive Income.

Nonrecurring Fair Value Measurements

Nonrecurring Level 3 fair value measurements include goodwill and intangible assets. JCG measures the fair value of the reporting unit and intangible assets using a discounted cash flow analysis that requires assumptions regarding projected future earnings and discount rates. Because of the significance of the unobservable inputs in the fair value measurements of these assets and liabilities, such measurements have been classified as Level 3.

Transfers between Fair Value Levels

The underlying securities of mutual funds and separate accounts may trade on foreign stock exchanges. In some cases, the closing price of such securities may be adjusted to capture the effects of any post-closing activity affecting the markets in which they trade. Security prices are adjusted based upon historical impacts for similar post-close activity. These adjustments result in the securities being classified as Level 2 and may also result in movements of securities between Level 1 and Level 2.

Transfers are recognized at the end of each reporting period. Transfers between Level 1 and Level 2 classifications for the years ended December 31, 2016, 2015 and 2014 are summarized as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Transfers from Level 1 to Level 2	$3.9	$—	$4.9
Transfers from Level 2 to Level 1	$—	$0.1	$1.2

In addition to the transfers disclosed above, the deconsolidation of a seeded investment product can cause changes to its fair value level classification. Upon deconsolidation, the entire seeded investment product is valued using the NAV rather than valued using its underlying securities. Generally, seeded investment products that use the NAV to determine their fair value are classified as Level 1. During the year ended December 31, 2016 and 2015 certain seeded investment products were deconsolidated, and $7.9 million and $44.3 million of Level 2 assets were reclassified to Level 1, respectively.

Note 10 — Debt

Debt at December 31, 2016, 2015 and 2014 consisted of the following (in millions):

	December 31, 2016		December 31, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value
4.875% Senior Notes due 2025	$295.3	$309.9	$294.8	$307.6	$—	$—
6.700% Senior Notes due 2017	—	—	—	—	344.5	380.8
0.750% Convertible Senior
Notes due 2018	111.0	153.2	107.5	158.6	106.0	177.2
Total debt	406.3	463.1	402.3	466.2	450.5	558.0
Less: Current maturities	—	—	107.5	158.6	—	—
Total long-term debt	$406.3	$463.1	$294.8	$307.6	$450.5	$558.0

4.875% Senior Notes Due 2025

In July 2015 JCG issued $300.0 million of 4.875% Senior Notes due 2025 (“2025 Senior Notes”), which pay interest at 4.875% semiannually on February 1 and August 1 of each year and mature on August 1, 2025. The carrying value of the 2025 Senior Notes includes unamortized debt issuance costs and debt discount at December 31, 2016, of $2.2 million and $2.5 million, respectively, which are being amortized over the remaining life of the notes. The unamortized debt issuance costs and debt discount are recorded as a contra liability within long-term debt on JCG’s Consolidated Balance Sheets.

0.750% Convertible Senior Notes Due 2018

Holders of the 0.750% Convertible Senior Notes due 2018 (“2018 Convertible Notes”), may convert the notes to equity during a particular calendar quarter if the last reported sale price of JCG’s common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding quarter. As of December 31, 2016, the 2018 Convertible Notes did not meet the criteria for early conversion and are not convertible during the first quarter 2017. The 2018 Convertible Notes conversion criteria are reassessed on a quarterly basis. Fluctuations in the price of JCG’s common stock may cause reclassification of the 2018 Convertible Notes between long-term debt and current portion of long-term debt on JCG’s Consolidated Balance Sheets on a quarter-to-quarter basis. As a result of the merger, the 2018 Convertible Notes may be converted, regardless of whether or not the conversion criteria have been satisfied, for a period of 35 trading days in advance of and 35 trading days following the merger completion.

The initial conversion rate of the 2018 Convertible Notes was 92.06 shares of JCG common stock per $1,000 principal amount of the 2018 Convertible Notes, which was equivalent to an initial conversion price of approximately $10.86 per share of common stock. The initial conversion rate was most recently adjusted during the fourth quarter 2016 when JCG paid a quarterly cash dividend of $0.11 per share, which was greater than the quarterly dividend of $0.07 per share at the time of issuance. As a result of the quarterly cash dividends paid through November 18, 2016, the conversion rate increased to 93.65 shares of JCG common stock per $1,000 principal amount of 2018 Convertible Notes, equivalent to a conversion price of approximately $10.68 per share of common stock.

The carrying value of the 2018 Convertible Notes includes unamortized debt issuance costs and debt discount at December 31, 2016, of $0.9 million and $4.7 million, respectively, which will be amortized over the remaining life of the notes. The unamortized debt issuance costs and debt discount are recorded as a contra liability within long-term debt on JCG’s Consolidated Balance Sheets.

Convertible Note Hedge and Warrants

In connection with the 2018 Convertible Notes issuance in June 2013, JCG entered into convertible note hedge and warrant transactions which, in combination, are intended to reduce the potential for future dilution to existing shareholders by effectively increasing the initial conversion price of the 2018 Convertible Notes to JCG from $10.86 to $12.60 per share of common stock.

The initial $10.86 and $12.60 per share of common stock exercise prices of the call options and warrants, respectively, were adjusted as a result of quarterly cash dividends paid through November 18, 2016, which were greater than the quarterly dividend of $0.07 per share at the time of issuance. As a result of the adjustment, the exercise price of the call options changed to $10.68 per share of common stock, and the exercise price of the warrants changed to $12.39 per share of common stock.

The convertible note hedge and warrant transactions consisted of two separate instruments: purchased call options and the sale of warrants. The call options represent the same number of shares of JCG’s common stock underlying the 2018 Convertible Notes with an initial strike price of $10.86 per share of common stock, which was equal to the conversion price of the 2018 Convertible Notes at the time of issuance. The call options cost $16.1 million. To offset the cost of the call options, JCG sold warrants to the counterparty of the call options for the same number of shares of JCG’s common stock underlying the 2018 Convertible Notes with an exercise price of $12.60 per share of common stock. The proceeds from the sale of the warrants totaled $10.5 million. The call options and warrants may be settled in cash or stock at JCG’s election and are indexed to JCG’s equity, and as such, changes in fair value of these financial instruments are not recognized in the Company’s consolidated financial statements. On issuance, the Company recorded the purchase of call options and sale of warrants as a decrease and increase in equity, respectively.

6.700% Senior Notes Due 2017

In August 2015 JCG redeemed all of the outstanding 2017 Senior Notes using the proceeds from the 2025 Senior Notes and cash on hand. The redemption included payment of the principal balance and the present value of future interest payments of the 2017 Senior Notes. JCG recognized a loss on early extinguishment of debt of $36.3 million during the third quarter 2015 related to the redemption.

Credit Facility

At December 31, 2016, JCG had a $200 million, unsecured, revolving credit facility (the “Credit Facility”) with JPMorgan Chase Bank, N.A., as administrative agent and swingline lender. The Credit Facility can be used by JCG and its subsidiaries for working capital needs and general corporate purposes. The Credit Facility bears interest on borrowings outstanding at the London Interbank Offered Rate plus a spread, which is based on JCG’s long-term unsecured debt credit rating (“credit rating”). JCG is required to pay a quarterly commitment fee on any unused portion of the Credit Facility, which is also based on JCG’s credit rating. Under the Credit Facility, the financing leverage ratio cannot exceed 3.00x, and the interest coverage ratio must equal or exceed 4.00x. At December 31, 2016, JCG’s financing leverage ratio was 1.22x and the interest coverage ratio was 20.02x. JCG was in compliance with all covenants, and there were no borrowings under the Credit Facility at December 31, 2016, or during the year ended December 31, 2016. The Credit Facility has a maturity date of November 23, 2018.

Aggregate Maturities of Indebtedness

The aggregate amounts of debt maturing or callable in the next five years are as follows (in millions):

Year ended December 31,	Amount
2017	$—
2018(1)	153.2
2019	—
2020	—
2021	—
Thereafter	300.0
Total	$453.2

(1)         Represents the fair value of the 2018 Convertible Notes as of December 31, 2016.

Note 11 — Income Taxes

JCG’s components of income before taxes for the years ended December 31, 2016, 2015 and 2014, are as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Domestic	$211.0	$227.9	$245.3
International	31.2	25.4	12.4
Total	$242.2	$253.3	$257.7

JCG’s provision for income taxes for the years ended December 31, 2016, 2015 and 2014, is summarized as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Current:
Federal	$70.1	$63.3	$72.7
State and local	7.8	0.9	7.0
International	9.6	5.9	2.5
Total current	87.5	70.1	82.2

Deferred:
Federal	4.2	18.9	18.4
State and local	0.3	4.9	1.9
International	(1.1)	0.1	(0.2)
Total deferred	3.4	23.9	20.1
Total income tax provision	$90.9	$94.0	$102.3

JCG’s deferred income tax assets (liabilities) as of December 31, 2016, 2015 and 2014, are summarized as follows (in millions):

	December 31,
	2016	2015	2014
Deferred income tax assets:
Accrued compensation and benefits	$44.9	$42.0	$50.0
Accrued liabilities	2.4	2.7	2.7
Investments	4.0	4.6	2.6
Tax attributes	7.2	5.6	8.2
Deferred rent	3.5	3.9	0.0
Other	2.6	1.5	5.3
Total deferred income tax assets	64.6	60.3	68.8
Deferred income tax liabilities:
Intangible assets	(558.2)	(546.6)	(502.9)
Prepaid expenses	(6.1)	(7.5)	(6.4)
Other	(3.1)	(5.1)	(5.0)
Total deferred income tax liabilities	(567.4)	(559.2)	(514.3)
Deferred income taxes, net	$(502.8)	$(498.9)	$(445.5)

JCG’s effective income tax rate differs from the statutory federal income tax rate for the years ended December 31, 2016, 2015 and 2014, as follows:

	Year ended December 31,
	2016	2015	2014
Federal statutory rate	35.0%	35.0%	35.0%
State and local tax rate, net of federal benefit	2.4	2.3	2.3
Noncontrolling interests	(0.4)	(0.5)	(0.1)
Tax adjustments	(0.7)	(1.2)	(0.5)
Equity-based compensation	—	—	3.0
Other	1.2	1.5	—
Total effective income tax rate	37.5%	37.1%	39.7%

The accounting guidance for uncertainty in income taxes sets forth a specific method for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. The tax contingencies liability relates primarily to general state tax items and has been recorded in accounts payable and accrued liabilities, and other non-current liabilities on JCG’s Consolidated Balance Sheets, as appropriate.

A reconciliation of the beginning and ending liability for the years ended December 31, 2016, 2015 and 2014, is as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Beginning of year	$5.4	$5.4	$5.6
Additions for tax positions of current year	0.8	0.6	0.8
Additions for tax positions of prior years	0.3	0.3	—
Reduction due to statute expirations	(1.8)	(0.6)	(1.0)
Reduction due to settlement of audits	—	(0.3)	—
End of year	$4.7	$5.4	$5.4

A deferred tax asset of $1.6 million is associated with the tax contingencies liability at December 31, 2016. If the tax contingencies liability and related deferred tax asset are reversed in future periods, the income tax provision would be favorably affected by $3.1 million. As of December 31, 2016, JCG had $4.7 million of accrued reserves for income tax contingencies. JCG accrued additional reserves for income tax contingencies in the amount of $1.1 million and removed reserves of $1.8 million in 2016, creating a net tax benefit of $0.4 million. JCG anticipates that its income tax contingency reserves will decrease by approximately $1.2 million in the next 12 months primarily from the expiration of statutes of limitations and the resolution of audits. Accrued reserves for income tax contingencies are presented in accounts payable and accrued liabilities on JCG’s Consolidated Balance Sheets.

Tax returns filed in previous years are subject to audit by various federal, state and international taxing authorities, and as a result of such audits, additional tax assessments may be proposed. As of December 31, 2016, tax years from 2010 and forward remain subject to audit.

Taxing authorities generally charge interest and may assess penalties in the event that a tax position taken is subsequently reversed upon examination. JCG has accrued interest on its uncertain tax provisions based on the rates specified by the applicable taxing authorities and has recorded the interest as a component of the tax provision. At December 31, 2016, 2015 and 2014, $0.6 million, $0.8 million and $0.8 million, respectively, of accrued interest is included in the liability for tax contingencies. Any potential penalties associated with a tax contingency will also be included as a component of the tax provision in the period in which the assessment of a penalty becomes likely. JCG does not believe that it is subject to any penalties related to its tax contingencies and, therefore, has not accrued a liability for tax penalties.

In the event of an overpayment of income taxes, taxing authorities generally pay interest from the date of the overpayment. JCG records interest income from taxing authorities as a component of the income tax provision.

JCG considers the undistributed earnings of its foreign subsidiaries as of December 31, 2016, to be indefinitely reinvested outside the U.S. on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and JCG’s specific plans for reinvestment of the undistributed earnings. It is not practicable to estimate the amount of tax that might be payable on JCG’s undistributed earnings.

Note 12 — Other Financial Statement Captions

Other current assets on JCG’s Consolidated Balance Sheets at December 31, 2016, 2015 and 2014, are composed of the following (in millions):

	December 31,
	2016	2015
Derivative assets	$14.9	$3.8
Prepaid information technology maintenance	3.2	3.2
Prepaid insurance	3.0	3.0
Other prepaid assets	13.4	10.7
Deferred commissions	2.7	4.8
Income tax receivable	—	11.7
Other current assets	0.2	2.8
Total other current assets	$37.4	$40.0

December 31,
2014
Income tax receivable	$—
Deferred commissions	3.9
Prepaid insurance	3.0
Prepaid information technology maintenance	3.3
Deferred income taxes	32.9
Stock repurchase program funding	5.5
Other current assets	11.2
Total other current assets	$59.8

Accounts payable and accrued liabilities on JCG’s Consolidated Balance Sheets at December 31, 2016, 2015 and 2014 are composed of the following (in millions):

	December 31,
	2016	2015	2014
Accounts payable	$7.0	$6.9	$8.8
Deferred compensation liability	23.1	23.0	27.5
Contingent consideration	19.1	11.9	8.6
Accrued marketing and distribution	13.6	14.6	15.2
Interest payable	6.5	6.5	1.4
Derivative liabilities	4.8	0.5	—
Income tax contingencies	1.2	2.2	1.6
Income tax payable	1.7	—	10.1
Other accrued liabilities	15.7	15.5	13.6
Total accounts payable and accrued liabilities	$92.7	$81.1	$86.8

Other income, net on JCG’s Consolidated Statements of Comprehensive Income for the years ended December 31,

2016, 2015 and 2014, is composed of the following (in millions):

	Year ended December 31,
	2016	2015	2014
Dividend income	$4.4	$8.1	$5.6
Interest income	0.9	0.7	0.6
Foreign currency losses, net	(1.4)	(5.8)	(3.2)
Other, net	—	0.2	—
Total other income, net	$3.9	$3.2	$3.0

Note 13 — Noncontrolling Interests

Noncontrolling interests in net income for the years ended December 31, 2016, 2015 and 2014, consisted of the following (in millions):

	Year ended December 31,
	2016	2015	2014
Redeemable noncontrolling interests in:
Seeded investment products	$(0.7)	$0.4	$—
INTECH	0.4	0.6	0.5
Nonredeemable noncontrolling interests in:
Seeded investment products	—	—	(0.6)
Kapstream	4.7	1.4	—
INTECH	0.8	1.1	1.1
Net income attributable to noncontrolling interests	$5.2	$3.5	$1.0

Nonredeemable Noncontrolling Interests

Nonredeemable noncontrolling interests as of December 31, 2016, 2015 and 2014, are summarized as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Nonredeemable noncontrolling interests in:
Consolidated seeded investment products	$—	$—	$41.1
Kapstream	82.4	82.9	—
INTECH	6.5	6.5	6.2
Total nonredeemable noncontrolling interests	$88.9	$89.4	$47.3

On July 1, 2015 JCG announced and closed the acquisition of a 51% interest in Kapstream. The nonredeemable noncontrolling interests balance for Kapstream represents the 49% interest owned by Kapstream management. On January 31, 2017, JCG acquired the remaining 49% voting interest in Kapstream. The noncontrolling interests were held by the founders of Kapstream, who are current JCG employees. Refer to Note 5 — Acquisitions for additional information.

Redeemable Noncontrolling Interests

As of December 31, 2016, 2015 and 2014, redeemable noncontrolling interests are summarized as follows (in millions):

	December 31,
	2016	2015
Consolidated seeded investment products:
Consolidated VREs	$1.2	$13.8
Consolidated VIEs	31.9	—
INTECH:
Appreciation rights	6.7	3.4
Founding member ownership interests	4.1	5.2
Undistributed earnings	(0.8)	(0.6)
Total redeemable noncontrolling interests	$43.1	$21.8

December 31,
2014
INTECH:
Appreciation rights	—
Founding member ownership interests	5.9
Undistributed earnings	(0.5)
Total redeemable noncontrolling interests	$5.4

Consolidated Seeded Investment Products

Redeemable noncontrolling interests in consolidated seeded investment products may fluctuate from period to period and are impacted by changes in JCG’s relative ownership percentage of seeded products, changes in the amount of third-party investment in seeded products and volatility in the market value of the seeded products’ underlying securities. Third-party redemption of investments are redeemed from the respective product’s net assets and cannot be redeemed from the assets of other seeded products or from the assets of JCG.

The following table presents a rollforward of noncontrolling interests in consolidated seeded investment products for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014
Beginning of period balance	$13.8	$41.1	$8.8
Changes in market value:
Consolidated VREs	—	0.3	(0.6)
Consolidated VIEs	(0.7)	—	—
Changes in ownership:
Consolidated VREs	0.8	(27.6)	32.9
Consolidated VIEs	19.2	—	—
End of period balance	$33.1	$13.8	$41.1

Changes in ownership reflect third-party investment in consolidated seeded investment products, additional seed capital investment by JCG or seed capital redemptions by JCG.

INTECH

INTECH ownership interests held by a founding member had an estimated fair value of $4.1 million, $5.2 million and $5.9 million as of December 31, 2016, 2015 and 2014, respectively, representing approximately 1.1%, 1.0%, and 1.0% aggregate ownership of INTECH, respectively. This founding member is entitled to retain his remaining INTECH interests until his death and has the option to require JCG to purchase from him his ownership interests of INTECH at fair value.

INTECH appreciation rights were granted in March 2016, February 2015 and October 2014 to retain and incentivize employees. The appreciation rights had a grant date fair value of $27.8 million. The appreciation rights granted in 2016 and 2015 are being amortized on a straight-line basis over a four-year vesting period while the appreciation rights granted in 2014 are being amortized on a straight-line basis over a 10-year vesting period. All appreciation rights are exercisable upon termination of employment from INTECH to the extent vested. Upon exercise, the appreciation rights are settled in INTECH equity.

Note 14 — Long-Term Incentive Compensation

The components of JCG’s long-term incentive compensation expense for the years ended December 31, 2016, 2015 and 2014, are summarized as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Restricted stock awards	$39.7	$35.1	$27.0
Mutual fund share awards	23.5	25.3	32.4
Profits interests and other	15.6	16.2	(8.5)
Stock options	0.1	0.2	0.4
Total long-term incentive compensation	$78.9	$76.8	$51.3

Historical long-term incentive awards have been granted with ratable vesting schedules between three and 10 years. The awards granted in 2016, 2015 and 2014 were generally granted with a four-year ratable vesting schedule and are generally not subject to accelerated vesting.

At December 31, 2016, unrecognized and unearned compensation, net of estimated forfeitures and excluding mark-to-market adjustments on mutual fund share awards, and the weighted-average number of years over which the compensation cost will be recognized are summarized as follows (in millions):

	Unrecognized	Weighted-
	compensation	average years
Restricted stock awards	$86.6	2.7
Profits interests and other	65.5	7.1
Mutual fund share awards	41.0	2.3
Stock options	—	0.1
Total	$193.1	4.1

Unrecognized INTECH interests included in restricted stock awards in the table above totaled $1.0 million and will be recognized over a weighted-average period of 2.1 years.

JCG generally grants annual long-term incentive awards in January or February of each year. The 2017 annual grant, not included in the table above, totaled $57.2 million and will generally be recognized ratably over a four-year period. The 2017 annual grant is not subject to performance-based accelerated vesting.

Upon closing of the merger with Henderson, each share of JCG common stock will be converted into the right to receive 4.7190 newly issued shares of Henderson.

Stock Options

Stock options were last granted to employees in 2013 with no stock options granted since. Stock options granted prior to February 2006 have a maximum contractual term of 10 years, and options granted thereafter have a maximum contractual term of seven years.

The table below summarizes JCG’s outstanding options, exercisable options and options vested or expected to vest for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at January 1	1,934,662	$9.13	4,641,563	$13.84	8,985,562	$14.91
Granted	—	$—	—	$—	—	$—
Exercised	(1,464,575)	$8.68	(1,276,322)	$7.62	(808,583)	$9.18
Forfeited	—	$—	—	$—	(7,179)	$10.60
Expired	—	$—	(1,430,579)	$25.74	(3,528,237)	$17.65
Outstanding at December 31	470,087	$10.55	1,934,662	$9.13	4,641,563	$13.84

Exercisable(1)	458,723	$10.57	1,874,055	$9.14	3,295,557	$8.89

Vested or expected to vest	470,087	$10.55	1,934,662	$9.13	4,641,563	$13.84

(1)         The number of exercisable options represents instruments for which all vesting criteria have been satisfied and whose exercise price was below the closing price of the Company’s common stock as of the end of the period. As of December 31, 2016 and 2015 the exercise prices of all outstanding options were below the closing price of the Company’s stock. As of December 31, 2014, there were 1.2 million options outstanding for which all vesting criteria had been satisfied but for which exercise prices were above the closing price of the Company’s common stock.

The following table summarizes the intrinsic value of exercised, outstanding and exercisable options at December 31, 2016, 2015 and 2014 (in millions):

	December 31,
	2016	2015	2014
Exercised	$6.8	$12.0	$3.3
Outstanding	$1.3	$9.6	$20.1
Exercisable	$1.2	$9.3	$23.9

The following table summarizes the information about stock options that were outstanding at December 31, 2016:

	Options outstanding			Options exercisable
		Weighted-			Weighted-
		average	Weighted-		average	Weighted-
Range of	Number of	remaining	average	Number	remaining	average
exercise	options	contractual	exercise	of options	contractual	exercise
prices	outstanding	life (years)	price	exercisable	life (years)	price

$5 to $10	196,970	2.32	$8.85	185,606	2.27	$8.79
$10 to $15	273,117	0.10	$11.78	273,117	0.10	$11.78
$5 to $15	470,087	1.03	$10.55	458,723	0.98	$10.57

Restricted Stock Awards

The table below summarizes unvested restricted stock awards for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
		Weighted-		Weighted-		Weighted-
		average		average		average
		grant date		grant date		grant date
	Shares	fair value	Shares	fair value	Shares	fair value
Unvested at January 1	8,204,368	$13.73	7,800,654	$11.11	5,838,290	$9.71
Granted	3,357,566	$12.49	3,081,054	$17.63	4,361,560	$12.45
Vested	(2,745,814)	$12.12	(2,479,700)	$10.45	(1,884,731)	$10.08
Forfeited	(239,699)	$12.91	(197,640)	$12.94	(514,465)	$10.20
Unvested at December 31	8,576,421	$13.79	8,204,368	$13.73	7,800,654	$11.11

The total fair value of restricted stock that vested during the years ended December 31, 2016, 2015 and 2014, was $34.5 million, $42.0 million and $21.6 million, respectively.

Price-Vesting Units

JCG granted 249,100 price-vesting units to its Chief Executive Officer on December 30, 2011, valued at $1.2 million. These price-vesting units comprise two tranches of $0.6 million each. The first tranche is subject to a stock price hurdle representing a 27% premium over the $6.31 closing price of the Company’s common stock on the date of grant, and the second tranche is subject to a stock price hurdle representing a 58% premium over the same closing price. Both tranches vest ratably over a four-year service period. To achieve each price hurdle, the Company’s common stock must close at or above the prescribed price for 20 consecutive trading days at any time during the service period of the award. The units only vest if both the price hurdle and the service conditions are met. The stock price hurdle associated with the first tranche was achieved in 2012 and 29,400 units vested annually in 2012, 2013, 2014 and 2015. The stock price hurdle associated with the second tranche was achieved in December 2013; 65,750 units vested in 2013 and 32,875 units vested in both 2014 and 2015. As of December 31, 2015, the price-vesting units were fully vested. The price-vesting units award is required to be amortized using the graded-vesting method due to the underlying market conditions as represented by the stock price hurdles. In addition, the expense was recognized irrespective of achieving the price hurdles provided service conditions are satisfied.

JCG granted 97,747 price-vesting units to its Chief Executive Officer on December 31, 2013, valued at $1.2 million. These price-vesting units may or may not vest, in whole or in part, three years after the date of grant, depending on JCG’s three-year operating profit margin performance during the vesting period. As of December 31, 2016, the three-year adjusted operating margin was 29.2%, which resulted in 53,110 price-vesting units vesting in December 2016.

JCG granted 137,178 price-vesting units to its Chief Executive Officer on December 31, 2014, valued at $2.2 million. These price-vesting units may or may not vest, in whole or in part, three years after the date of grant, depending on JCG’s three-year operating profit margin performance during the vesting period. If JCG’s three-year operating margin performance is less than or equal to 24%, none of the shares will vest. Alternatively, if JCG’s three-year operating margin performance equals 28%, 100% of the shares will vest. If JCG’s three-year operating margin performance is greater than or equal to 32%, 200% of the shares will vest. All intermediate amounts between 24%, 28% and 32% will be interpolated on a straight-line basis. Upon the closing date of the merger with Henderson, the price-vesting units will be measured based on operating profit margin performance through the date of the Company’s latest quarterly financial statements and will convert into a time-based award vesting on December 31, 2017.

JCG granted 138,901 price-vesting units to its Chief Executive Officer on December 31, 2015 valued at $1.9 million. These price-vesting units may or may not vest in whole or in part, three years after the date of grant, depending on JCG’s three-year Total Shareholder Return (“TSR”) performance relative to a peer group during the vesting period. Upon the closing date of the merger with Henderson, the performance criteria will remain in place through the life of the price-vesting units.

JCG granted 134,666 price-vesting units to its Chief Executive Officer on December 31, 2016, valued at $1.8 million. These price-vesting units may or may not vest in whole or in part, three years after the date of grant, depending on JCG’s three-year TSR performance relative to a peer group during the vesting period. Upon the closing date of the merger with Henderson, the performance criteria will remain in place through the life of the price-vesting units.

Mutual Fund Share Awards

During 2016, 2015 and 2014, JCG granted employees $26.1 million, $23.2 million and $22.7 million, respectively, in awards that are indexed to certain mutual funds managed by the Company. The performance-based mutual fund share awards vest five years after the grant date if certain performance criteria are achieved. Upon vesting, participants receive the value of the award adjusted for gains or losses attributable to the mutual funds to which the award was indexed, subject to tax withholding.

At December 31, 2016, the cost basis of unvested awards totaled $61.4 million.

Perkins Senior Profits Interests Awards

On December 31, 2008, Perkins granted senior profits interests awards designed to retain and incentivize key employees to grow the business. These awards vested on the fifth anniversary of grant and were entitled to a total of 5% of Perkins’ annual taxable income. These awards had a formula-driven terminal value based on revenue and relative investment performance of products managed by Perkins. Participants carried a put right that would require JCG to terminate the awards in exchange for the then-applicable formula price on December 31, 2014, the sixth anniversary of grant. The value of the put right at December 31, 2014, was $5.9 million. On January 27, 2015 participants exercised their right to put the senior profits interests awards to JCG. The Company settled the awards with a $5.9 million cash payment to participants on February 13, 2015.

On November 18, 2013, Perkins granted additional senior profits interests awards, which fully vest on December 31, 2018, and are entitled to a total of 10% of Perkins’ annual taxable income. The entitlement to a percentage of Perkins’ annual taxable income over the vesting period is tiered and starts at 2% in 2015 and increases 2% each year thereafter until reaching 10% after fully vesting on December 31, 2018. In addition, these awards have a formula-driven terminal value based on Perkins’ revenue. JCG can call and terminate any or all of the awards on December 31, 2018, and each year thereafter. Holders of such interests can require JCG to purchase the interests in exchange for the then-applicable formula price on December 31, 2018. The senior profits interests are also subject to termination at premiums or discounts to the formula at the option of JCG or certain employees, as applicable, upon certain corporate or employment-related events affecting Perkins or certain employees. As of December 31, 2016, the formula-driven value was zero and there was no liability on JCG’s Consolidated Balance Sheets associated with the Perkins senior profits interests awards granted in 2013.

INTECH Long-Term Incentive Awards

In October 2014, INTECH granted long-term incentive awards to retain and incentivize employees. The awards consist of appreciation rights, profits interests and phantom interests, and are designed to give recipients an equity-like stake in INTECH. The appreciation rights have a grant date fair value of $23.2 million, which will be amortized on a straight-line basis over the 10-year vesting schedule, and are exercisable upon termination of employment from INTECH and to the extent vested. The profits interests and phantom interests awards entitle recipients to 9.1% of INTECH’s pre-incentive profits and replace a portion of the prior discretionary bonus pool. Additional phantom interests were granted to certain employees in 2016 and 2015. As of December 31, 2016, total profits interests and phantom interests awards entitle recipients to 9.1% of INTECH’s pre-incentive profits.

Additional appreciation rights were granted in February 2015 and March 2016 as part of the annual grant. The appreciation rights will be amortized on a straight-line basis over the four-year vesting schedule and are exercisable upon termination of employment from INTECH and to the extent vested. Upon exercise, the appreciation rights are settled in INTECH equity. The fair values of the appreciation rights granted in 2016, 2015 and 2014 were estimated using the Black-Scholes option pricing model with the following assumptions:

	Assumptions
	October 2014	February 2015	March 2016
	grant	grant	grant
Dividend yield	1.98%	2.56%	2.89%
Expected volatility	34%	30%	28%
Risk-free interest rate	2.53%	1.81%	1.93%
Expected life (in years)	12	6	6
Grant date fair value (in millions)	$23.2	$2.0	$2.6

The dividend yield and expected volatility were determined using historical data from publicly traded peers. The risk-free interest rate for the 2014 grant is based on the 10-year U.S. Treasury note at the time of the grant while the risk-free interest rates for the 2015 and 2016 grants are based on the average of the five-year and seven-year U.S. Treasury notes at the time of the grant. The expected life of the appreciation rights was estimated based upon the assumption that recipients terminate upon vesting and exercise a certain percentage of their rights each year over the following four years.

INTECH profits interests and phantom interests entitle holders to periodic distributions of a portion of INTECH operating income. Distributions are made during employment and, for profits interests, post-employment for up to 10 years. Phantom interests are entitled to a one-time distribution at termination of employment. Compensation expense for post-employment distributions is based upon the present value of expected future distributions and will be recognized pro rata over the 10-year vesting schedule for profits interests and five years for phantom interests. The present value of these payments was determined using a 2% discount rate, which represents the interest rate on a 20-year U.S. Treasury note. As of December 31, 2016, the total undiscounted estimated post-employment payments for profits interests and phantom interests was $58.1 million (the majority will not be paid until 10 to 20 years after the grant date). The estimated post-employment payments will be evaluated and adjusted quarterly, as necessary, with changes recorded in results of operations. As of December 31, 2016, the carrying value of the liability associated with the INTECH profits interests and phantom interests was $10.8 million and is included in other non-current assets on JCG’s Consolidated Balance Sheets.

Long-Term Incentive Stock Plans

On May 10, 2005, JCG shareholders approved the 2005 Long-Term Incentive Stock Plan (“2005 Plan”), which allowed the Board of Directors to grant up to 15.0 million shares of equity-based awards, including stock options and restricted stock. Subsequent to the annual grant in January 2016, 3.3 million shares of stock options and less than 0.1 million shares of restricted stock are available to be granted under the 2005 Plan.

On April 29, 2010, JCG shareholders approved the 2010 Long-Term Incentive Stock Plan (“2010 Plan”), which allows JCG to grant up to 4.4 million shares of equity-based awards, including stock options and restricted stock. On April 26, 2012, JCG shareholders approved an amendment to the 2010 Plan to increase the number of shares available to grant by 9.0 million shares. On April 24, 2015 JCG shareholders approved an amendment to the 2010 Plan to increase the number of shares available to grant by 11.0 million shares for a total of 24.4 million shares of equity-based awards available to grant under the 2010 Plan. Subsequent to the annual grant in January 2017, approximately 4.9 million shares of equity-based awards are available to be granted under the 2010 Plan.

JCG also has a 2012 Employment Inducement Award Plan (“EIA Plan”) with 0.8 million shares of equity-based awards available to be granted as of December 31, 2016. The EIA Plan is not a shareholder-approved plan.

Note 15 — Employee Benefit Plans

Substantially all full-time employees of JCG are eligible to participate in a Company-sponsored 401(k), Employee Stock Ownership Plan (“ESOP”) and profit-sharing plan (collectively, the “401(k) Plan”). During the years ended December 31, 2016, 2015 and 2014, JCG matched a maximum of 4.5%, 4% and 4% of employee eligible compensation in the 401(k) Plan, respectively. Effective January 1, 2017, JCG increased its matching contribution to 5.0% of employee-eligible compensation in the 401(k) Plan.

Eligible employees with Janus before January 1, 2014, vest immediately in Company-matched 401(k) contributions while employees who started employment after January 1, 2014, vest ratably over five years. Contributions to the ESOP and the profit-sharing components of the 401(k) Plan are made at the discretion of the Compensation Committee of the Board of Directors. There were no contributions made to the ESOP and profit-sharing plans for 2016, 2015 or 2014. Participants vest ratably in the discretionary ESOP and profit-sharing contributions over a five-year period. Expenses related to the 401(k) Plan and equivalent plans internationally are included in employee compensation and benefits on JCG’s Consolidated Statements of Comprehensive Income and were $8.0 million, $6.8 million and $6.3 million during the years ended December 31, 2016, 2015 and 2014, respectively.

The Company also maintains deferred compensation plans for certain highly compensated employees and members of its Board of Directors. At December 31, 2016, 2015 and 2014, the fair value of investments related to deferred compensation plans totaled $17.2 million, $16.3 million, and $13.0 respectively. See Note 2 — Summary of Significant Accounting Policies for further discussion of the Company’s deferred compensation plans.

Note 16 — Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss, net of tax, for the years ended December 31, 2016, 2015 and 2014, are as follows (in millions):

	Year ended December 31,
	2016			2015			2014
	Available-			Available-			Available-
	for-sale	Foreign		for-sale	Foreign		for-sale	Foreign
	securities	currency	Total	securities	currency	Total	securities	currency	Total
Beginning balance	$(2.3)	$(6.6)	$(8.9)	$0.9	$(2.3)	$(1.4)	$1.2	$(2.3)	$(1.1)
Other comprehensive income (loss) before reclassifications	1.1	(0.6)	0.5	(2.2)	(4.3)	(6.5)	1.9	—	1.9
Amounts reclassified from accumulated other comprehensive loss to: Investment losses, net	0.5	—	0.5	(1.0)	—	(1.0)	(2.2)	—	(2.2)
Total other comprehensive income (loss), net of tax	1.6	(0.6)	1.0	(3.2)	(4.3)	(7.5)	(0.3)	—	(0.3)
Ending balance	$(0.7)	$(7.2)	$(7.9)	$(2.3)	$(6.6)	$(8.9)	$0.9	$(2.3)	$(1.4)

The components of other comprehensive income (loss), net of tax for the years ended December 31, 2016, 2015 and 2014, are as follows (in millions):

	Pre-tax	Tax
Year ended December 31, 2016	amount	expense	Net amount
Net unrealized gain on available-for-sale securities	$1.7	$(0.6)	$1.1
Foreign currency translation adjustments	(0.6)	—	(0.6)
Reclassification for items included in net income	0.7	(0.2)	0.5
Total other comprehensive income	$1.8	$(0.8)	$1.0

	Pre-tax	Tax
Year ended December 31, 2015	amount	benefit	Net amount
Net unrealized loss on available-for-sale securities	$(3.6)	$1.4	$(2.2)
Foreign currency translation adjustments	(4.3)	—	(4.3)
Reclassification for items included in net income	(1.6)	0.6	(1.0)
Total other comprehensive loss	$(9.5)	$2.0	$(7.5)

		Tax
	Pre-tax	benefit
Year ended December 31, 2014	amount	(expense)	Net amount
Net unrealized gain on available-for-sale securities	$3.0	$(1.1)	$1.9
Reclassification for items included in net income	(3.5)	1.3	(2.2)
Total other comprehensive loss	$(0.5)	$0.2	$(0.3)

For the year ended December 31, 2016, foreign currency translation adjustments in the tables above exclude a $0.6 million loss that was allocated to nonredeemable noncontrolling interests.

Note 17 — Earnings and Dividends Per Share

Earnings Per Share

The following is a summary of the earnings per share calculation for the years ended December 31, 2016, 2015 and 2014 (in millions, except per share data):

	Year ended December 31,
	2016	2015	2014
Net income attributable to JCG	$146.1	$155.8	$154.4
Less: Allocation of earnings to participating restricted stock awards	5.5	5.5	5.1
Net income attributable to JCG common shareholders	$140.6	$150.3	$149.3

Weighted-average common shares outstanding — basic	177.0	179.7	182.2
Diluted effect of:
2018 Convertible Notes	2.6	3.7	1.5
Stock warrants	1.2	2.5	—
Stock options, restricted stock and other	0.4	0.9	1.2
Weighted-average diluted common shares outstanding — diluted	181.2	186.8	184.9

Earnings per share:
Basic earnings per share	$0.79	$0.84	$0.82
Diluted earnings per share	$0.78	$0.80	$0.81

The following stock options, unvested nonparticipating restricted stock units and price-vesting units are anti-dilutive and have not been included in the weighted-average diluted shares outstanding calculation (in millions):

	Year ended December 31,
	2016	2015	2014
Employee stock options	—	—	1.5
Unvested nonparticipating restricted stock units and price-vesting units	0.1	0.2	0.4

All shares held in the JCG ESOP are treated as outstanding for purposes of computing basic earnings per share.

Dividends Per Share

The Merger Agreement requires JCG to operate its business in the ordinary course and, subject to certain exceptions, may prevent JCG from taking certain actions without the approval of Henderson, including, but not limited to, dividend payments. However, under the terms of the Merger Agreement, subject to the approval of the JCG Board of Directors, JCG is permitted to pay a cash dividend in respect to the fourth quarter 2016.

The following is a summary of cash dividends declared and paid for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
Dividends paid per share	$0.42	$0.35	$0.31

On January 19, 2017, JCG’s Board of Directors declared a regular quarterly cash dividend of $0.11 per share. The quarterly dividend will be paid on February 17, 2017, to shareholders of record at the close of business on February 6, 2017.

Note 18 — Commitments and Contingencies

Operating and Capital Leases

JCG rents office space and equipment under the terms of various operating lease agreements. As of December 31, 2016, future minimum rental commitments under non-cancelable operating and capital leases are as follows (in millions):

Year ended December 31,	Amount
2017	$17.9
2018	16.3
2019	12.8
2020	10.5
2021	9.4
Thereafter	31.7
Total	$98.6

Rent expense was $17.5 million, $17.9 million and $17.0 million for the years ended December 31, 2016, 2015 and 2014, respectively.

JCG’s capital lease obligations represent leased computer equipment. The carrying value of the obligations at December 31, 2016, 2015 and 2014, totaled $4.3 million, $5.6 million, and $0.8 million, respectively, and is included in accounts payable and accrued liabilities, and other non-current liabilities on JCG’s Consolidated Balance Sheets. The related lease terms extend through December 31, 2021.

Contingent Consideration

In connection with the acquisition of VelocityShares in 2014 and a controlling 51% voting interest in Kapstream in 2015 JCG is required to pay contingent consideration, subject to achieving certain performance targets. As of December 31, 2016, the total maximum payments over the remaining contingent consideration periods are $25.0 million. Refer to Note 5 — Acquisitions for additional information on contingent consideration.

Merger Agreement

The Merger Agreement contains mutual customary representations and warranties made by each of JCG and Henderson, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to operate its businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate, knowingly encourage or knowingly take any other action designed to facilitate, and, subject to certain exceptions, not to participate in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction, (iii) subject to certain exceptions, not to withdraw, qualify or modify the support of its board of directors for the Merger Agreement and the merger, as applicable, and (iv) to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals. In addition, the Merger Agreement contains covenants that require each of JCG and Henderson to call and hold a special stockholder meeting and, subject to certain exceptions, require each of the board of directors of JCG and Henderson to recommend to its stockholders to approve the merger and, with respect to the Board of Directors of JCG, to adopt the Merger Agreement.

The Merger Agreement also contains certain termination rights for each of JCG and Henderson, including in the event that (i) the merger is not consummated on or before September 30, 2017 (the “Outside Date”), (ii) the required approvals of the stockholders of JCG or the shareholders of Henderson are not obtained at the respective stockholder meetings or (iii) if any restraint having the effect of preventing the consummation of the merger shall have become final and non-appealable or if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger. In addition, JCG and Henderson can each terminate the Merger Agreement prior to the stockholder meeting of the other party if, among other things, the other party’s board of directors has changed its recommendation that its stockholders approve the merger, as applicable, and adopt the Merger Agreement, or has failed to make or reaffirm such recommendation in certain circumstances.

The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including (i) a change in the recommendation of the board of directors of JCG or Henderson or (ii) a termination of the Merger Agreement by JCG or Henderson because of (a) a failure to obtain the requisite approvals of the stockholders of the other party, (b) a material breach by the other party or (c) because the merger is not consummated by the Outside Date, in each case set forth in this clause (ii), at a time when there was an offer or proposal for an alternative transaction with respect to such party and such party enters into or consummates an alternative transaction, in the case of clause (a) or (b), within 12 months following such date of termination or in the case of clause (c), within 12 months from the Outside Date, JCG or Henderson, as the case may be, will pay to the other party a termination fee equal to $34,000,000 in cash.

The Merger Agreement provides that if Henderson or JCG terminates the Merger Agreement because of a failure of the shareholders of the other party to approve the merger at the applicable shareholder meeting, Henderson or JCG, as the case may be, will reimburse the other party for its actual out-of-pocket fees and expenses up to an aggregate amount equal to $10.0 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety to the full text of the Merger Agreement.

Litigation and Other Regulatory Matters

JCG is periodically involved in various legal proceedings and other regulatory matters. Although there can be no assurances, based on information currently available, management believes that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on JCG’s consolidated financial statements.

Investment Management Agreements

Most of JCG’s revenues are derived pursuant to investment management agreements with its investment advisory clients. Investment management agreements with mutual funds may be terminated by either party with notice, or terminated in the event of an “assignment” (as defined in the Investment Company Act of 1940 as amended (the “1940 Act”)), and must be approved and renewed annually by the disinterested members of each fund’s trustees, or its shareowners, as required by law. Generally, any change in control of JCG would constitute an assignment under the 1940 Act. In addition, a mutual fund’s trustees or directors may terminate these investment management agreements upon written notice for any reason.

Note 19 — Related Party Transactions

JCG earns fees from the various registered investment companies for which it acts as investment adviser. Investment management fees and other receivables include amounts due from these investment companies. The table below presents this related party activity for the years ended and as of December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014
Investment management, performance and shareowner servicing fees	$808.9	$862.1	$762.1
12b-1 plan fees earned(1)	$6.0	$6.6	$5.0

	As of December 31,
	2016	2015	2014
Accounts receivable from registered investment companies	$75.4	$81.0	$76.9

(1)         The annual marketing or distribution fees on a mutual fund.

Dai-ichi Life Holdings Inc. (“Dai-ichi Life”) is a significant shareholder of the Company. Investment management fees from Dai-ichi Life and its affiliates (included in the table above) for the years ended December 31, 2016, 2015 and 2014, were $20.5 million, $19.4 million and $14.7 million, respectively.

Note 20 — Shareholder Rights Plan

JCG does not currently have a Shareholder Rights Plan (“Rights Plan”) in place as JCG’s Board of Directors let the previous Rights Plan expire by its terms in June 2010. The Board of Directors reserves the right to implement a new Rights Plan at any time.

Note 21 — Geographic Information

The following summary provides information concerning JCG’s principal geographic areas for the years ended and as of December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
Operating revenues	2016	2015	2014
U.S.	$840.2	$909.1	$827.7
International	170.5	167.1	125.5
Total	$1,010.7	$1,076.2	$953.2

	As of December 31,
Long-lived assets	2016	2015	2014
U.S.	$1,740.8	$1,742.2	$1,736.5
International	177.2	178.4	4.6
Total	$1,918.0	$1,920.6	$1,741.1

International revenues and assets are attributed to countries based on the location in which revenues are earned, primarily the U.K. and Australia.

Note 22 — Selected Quarterly Financial Data (Unaudited)

	2016
(in millions, except per share amounts)	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating revenue	$248.5	$251.9	$258.9	$251.4	$1,010.7
Operating income	62.6	67.9	69.3	61.8	261.6
Net income	37.0	40.2	43.0	31.1	151.3
Net income attributable to noncontrolling interests	(1.9)	(1.2)	(1.9)	(0.2)	(5.2)
Net income attributable to JCG	35.1	39.0	41.1	30.9	146.1
Basic earnings per share attributable to JCG common shareholders	$0.19	$0.21	$0.22	$0.17	$0.79
Diluted earnings per share attributable to JCG common shareholders	$0.19	$0.21	$0.22	$0.17	$0.78

	2015
(in millions, except per share amounts)	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating revenue	$262.7	$271.9	$273.8	$267.8	$1,076.2
Operating income	76.0	82.1	83.4	80.8	322.3
Net income	46.2	44.9	19.9	48.3	159.3
Net income attributable to noncontrolling interests	(1.6)	(0.2)	—	(1.7)	(3.5)
Net income attributable to JCG	44.6	44.7	19.9	46.6	155.8
Basic earnings per share attributable to JCG common shareholders	$0.24	$0.24	$0.11	$0.25	$0.84
Diluted earnings per share attributable to JCG common shareholders	$0.23	$0.23	$0.10	$0.25	$0.80

	2014
(in millions, except per share amounts)	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Total revenue	$230.2	$231.2	$237.0	$254.8	$953.2
Operating income	66.9	70.7	71.6	80.5	289.7
Net income	31.1	36.9	40.6	46.8	155.4
Noncontrolling interests	(0.6)	(0.6)	0.3	(0.1)	(1.0)
Net income attributable to JCG	30.5	36.3	40.9	46.7	154.4
Basic earnings per share attributable to JCG common shareholders	$0.16	$0.19	$0.22	$0.25	$0.82
Diluted earnings per share attributable to JCG common shareholders	$0.16	$0.19	$0.22	$0.24	$0.81

PART V

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF

THE COMBINED GROUP

SECTION A: UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma combined balance sheet and pro forma combined income statement (together the “unaudited pro forma combined financial information”) of the Combined Group set out below have been prepared on the basis of the notes below to illustrate the impact of the Merger on the income statement of Henderson for the year ended 31 December 2016 as if it had taken place on 1 January 2016, and on the net assets of Henderson as at 31 December 2016 as if it had taken place at that date.

The unaudited pro forma combined financial information has been prepared in accordance with Listing Rule 13.3.3 R and on a basis consistent with the US GAAP accounting policies and presentation adopted by Henderson for the year ended 31 December 2016.

The unaudited pro forma combined financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation. It does not, therefore, represent the Combined Group’s actual financial position or results following Completion.

The unaudited pro forma combined financial information does not purport to represent what the Combined Group’s results or financial position actually would have been if the Merger had been completed on the dates indicated nor does it purport to represent the financial condition at any future date. No adjustment has been made to take account of trading results or financial performance of either Henderson or Janus since 31 December 2016.

The unaudited pro forma combined financial information does not reflect the cost of any integration activities or the effect of any anticipated synergies or efficiencies associated with the Merger.

The pro forma adjustments related to the Merger include:

•                                          the merging of Henderson and Janus and the issuance of 4.7190 Existing Henderson Shares for each Janus Share held prior to the Merger;

•                                          the Share Consolidation immediately prior to Completion;

•                                          reflecting the assets and liabilities of Janus at their preliminary estimated fair values;

•                                          the receipt of option premium on the issuance of options to Dai-ichi to purchase New Janus Henderson Shares; and

•                                          recognition of estimated future transaction costs directly related to the Merger incurred by Henderson and Janus.

The unaudited pro forma combined financial information is based on the most recent historical financial statements. For both Henderson and Janus, this is financial information as at, and for the year ended, 31 December 2016, and prepared under US GAAP.

The Henderson historical financial information is taken from the US GAAP financial information for 31 December 2016 published on 20 March 2017. The Janus historical financial information is taken from Part IV of this document.

The unaudited pro forma combined financial information should be read in conjunction with each of Henderson’s and Janus’s financial information and explanatory notes.

Each of Henderson’s and Janus’s historical financial information has been prepared in accordance with US GAAP. The unaudited pro forma combined financial information includes reclassifications and adjustments to conform Janus’s historical accounting presentation to Henderson’s accounting presentations.

The pro forma adjustments are based upon the best available information and certain assumptions that Henderson believes to be reasonable. The final allocation of the purchase price and the fair values will likely differ from the preliminary amounts reflected in the unaudited pro forma combined financial information. Adjustments included in the unaudited pro forma combined financial information are based on items that are factually supportable and directly attributable to the Merger.

Shareholders should read the whole of this document and not rely solely on the summarised financial information in this Part V (Unaudited pro forma financial information of the Combined Group).

JANUS HENDERSON

UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

FOR THE FISCAL YEAR ENDED 31 DECEMBER 2016

	Historical	Adjustments
	Henderson	Adjusted
	for the	Janus for the
	year ended	year ended	Pro forma
	31 December	31 December	merger		Total
($ in millions, except	2016	2016	adjustments	Note	pro forma
for per share data)	(Note 1)	(Note 2)	(Note 4)	references	combined
Revenues:
Management fees	867.8	878.2	—		1,746.0
Performance fees	54.8	(36.6)	—		18.2
Other revenue	77.3	169.1	—		246.4
Total revenue	999.9	1,010.7	—		2,010.6

Operating expenses:
Employee compensation and benefits	273.5	357.7	—		631.2
Long-term incentive compensation	87.5	78.9	—		166.4
Distribution expenses	209.1	128.2	—		337.3
Amortization and depreciation	27.8	35.5	8.4	4(b)(iv)	71.7
Investment administration	46.2	9.3	—		55.5
General, administrative and occupancy	123.7	146.1	48.9	4(a)	318.7
Total operating expenses	767.8	755.7	57.3		1,580.8

Operating income	232.1	255.0	(57.3)		429.8
Interest expense	(6.6)	(20.8)	5.2	4(f)	(22.2)
Investment (losses)/gains, net	(11.7)	(2.5)	7.9	4(e)	(6.3)
Other non-operating income, net	(1.9)	3.9	—		2.0
Income before taxes	211.9	235.6	(44.2)		403.3
Income tax provision	(34.6)	(87.8)	1.5	4(a), 4(b)(iv), 4(e),4(f)	(120.9)
Net income	177.3	147.8	(42.7)		282.4
Noncontrolling interests	11.7	(5.2)	—		6.5
Net income attributable to parent	189.0	142.6	(42.7)		288.9

Earnings per share attributable
to common shareholders:
Basic ($)	0.17				1.45
Diluted ($)	0.17				1.42

JANUS HENDERSON

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF 31 DECEMBER 2016

	Historical	Adjustments
	Henderson	Adjusted
	as of	Janus as of	Pro forma
	31 December	31 December	merger		Total
($ in millions, except	2016	2016	adjustments	Note	pro forma
for per share data)	(Note 1)	(Note 2)	(Note 4)	references	combined
ASSETS
Current assets:
Cash and cash equivalents	279.0	485.9	(21.1)	4(a), 4(d)	743.8
Investment securities	79.6	212.1	—		291.7
Accrued income and accounts receivable	165.5	129.6	—		295.1
OEIC and unit trust debtors	142.1	—	—		142.1
Assets of consolidated VIEs:
Cash and cash equivalents	44.2	6.1	—		50.3
Investment securities	313.7	91.6	—		405.3
Other current assets	8.1	0.3	—		8.4
Other current assets	28.5	39.0	36.5	4(e)	104.0
Total current assets	1,060.7	964.6	15.4		2,040.7

Non-current assets:
Property, equipment and software, net	41.2	34.2	10.0	4(b)(iv)	85.4
Intangible assets, net	401.3	1,339.0	1,487.0	4(b)(iv)	3,227.3
Goodwill	741.5	601.9	(208.7)	4(b)(vii)	1,134.7
Retirement benefit asset, net	180.2	—	—		180.2
Other non-current assets	8.5	13.7	—		22.2
Total non-current assets	1,372.7	1,988.8	1,288.3		4,649.8
Total assets	2,433.4	2,953.4	1,303.7		6,690.5

LIABILITIES AND EQUITY
Current liabilities:
Other accrued liabilities	106.3	85.7	—		192.0
Current portion of accrued compensation, benefits and staff costs	147.0	191.8	—		338.8
OEIC and unit trust payables	137.9	—	—		137.9
Liabilities of consolidated VIEs
Other current liabilities	26.2	0.5	—		26.7
Other current liabilities	35.4	8.6	65.6	4(e)	109.6
Total current liabilities	452.8	286.6	65.6		805.0

Non-current liabilities:
Deferred tax liabilities, net	70.7	484.9	392.8	4(b)(iii),	948.4
				4(b)(vi)
Retirement benefit obligations, net	11.9	—	—		11.9
Accrued compensation, benefits and staff costs	8.7	—	—		8.7
Long-term debt	—	406.3	20.2	4(b)(iii)	426.5
Other non-current liabilities	39.0	46.7	—		85.7
Total non-current liabilities	130.3	937.9	413.0		1,481.2
Total liabilities	583.1	1,224.5	478.6		2,286.2
Redeemable noncontrolling interest	158.0	43.1	—		201.1

Equity:
Common stock	234.4	1.8	131.6	4(c)	367.8
Additional paid in capital	1,237.9	—	2,297.6	4(c)	3,535.5
Treasury shares	(155.1)	—	—		(155.1)
Accumulated other comprehensive loss, net of tax	(434.5)	(7.9)	7.9	4(c)	(434.5)
Retained earnings	764.8	1,603.0	(1,648.6)	4(c)	719.2
Total shareholders’ equity	1,647.5	1,596.9	788.5		4,032.9
Noncontrolling interests	44.8	88.9	36.6	4(b)(v)	170.3
Total equity	1,692.3	1,685.8	825.1		4,203.2
Total liabilities, redeemable noncontrolling interests and equity	2,433.4	2,953.4	1,303.7		6,690.5

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1. Basis of presentation

The unaudited pro forma combined financial information set forth herein is based upon the historical financial information of Henderson and Janus and has been prepared to illustrate the effects of the Merger, as if it had occurred on 1 January 2016 in respect of the pro forma combined income statement and as if it had occurred on 31 December 2016 in respect of the pro forma combined balance sheet. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of Janus Henderson that actually would have resulted had the Merger occurred at the dates indicated, or project the results of operations or financial position of Janus Henderson for any future dates or periods.

The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with US GAAP under ASC 805. US GAAP requires that one of the two companies in the Merger be designated as the acquirer for accounting purposes based on the evidence available. Henderson will be treated as the acquiring entity for accounting purposes, and accordingly, the Janus assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognised as goodwill. The actual fair values will be determined upon Completion and may vary from these preliminary estimates. In identifying Henderson as the acquiring entity for accounting purposes, Henderson took into account the voting rights of all equity instruments, the intended and corporate governance structure of the Combined Group and the size of each of the companies. In assessing the size of each of the companies, Henderson evaluated various metrics, including, but not limited to market capitalisation, revenue, operating profit, assets and assets under management. No single factor was the sole determinant in the overall conclusion that Henderson is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion. Following Completion, Janus Henderson intends to report financial results in US Dollars in accordance with US GAAP and will operate on a 31 December year end.

The unaudited pro forma combined financial information does not reflect the cost of any integration activities or benefits from the Merger, including potential synergies that may be generated in future periods.

The unaudited pro forma combined financial information is based on the most recent historical financial statements. For both Henderson and Janus, this is financial information as at, and for the year ended, 31 December 2016, and prepared under US GAAP.

The Henderson historical financial information is taken from the US GAAP financial information for 31 December 2016 published on 20 March 2017. The Janus historical financial information is taken from Part IV of this document.

The unaudited pro forma combined financial information should be read in conjunction with each of Henderson’s and Janus’s financial information and explanatory notes.

Each of Henderson’s and Janus’s historical financial information has been prepared in accordance with US GAAP. The unaudited pro forma combined financial information includes reclassifications and adjustments to conform Janus’s historical accounting presentation to Henderson’s accounting presentations.

The pro forma adjustments are based upon the best available information and certain assumptions that Henderson believes to be reasonable. The final allocation of the purchase price and the fair values will likely differ from the preliminary amounts reflected in the unaudited pro forma combined financial information. Adjustments included in the unaudited pro forma combined financial information are based on items that are factually supportable and directly attributable to the Merger.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma combined financial information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate and the effective tax rate of the Combined Group could be significantly different depending on the post-Merger activities and geographical mix of profit before taxes.

Note 2. Adjustments to Janus’s financial statements

The financial statements below illustrate the impact of adjustments made to Janus’s financial statements in order to present them on a basis consistent with Henderson’s accounting policies per the Henderson US GAAP financial information. These adjustments reflect Henderson’s best estimates based upon the information currently available to Henderson, and could be subject to change once more detailed information is obtained.

UNAUDITED ADJUSTED JANUS INCOME STATEMENT

YEAR ENDED 31 DECEMBER 2016

			Accounting
			Policy
($ in millions, except	Historical	Reclassifications	Adjustments	Note	Adjusted
for per share data)	Janus	(Note 2a)	(Notes 2c/2d)	references	Janus
Revenues:
Investment management fees	878.2	(878.2)	—		—
Management fees	—	878.2	—		878.2
Performance fees	(36.6)	—	—		(36.6)
Shareowner servicing fees and other	169.1	(169.1)	—		—
Other revenue	—	169.1	—		169.1
Total operating revenue	1,010.7	—	—		1,010.7

Operating expenses:
Employee compensation and benefits	344.0	7.1	6.6	2(c)	357.7
Long-term incentive compensation	78.9	—	—		78.9
Marketing and advertising	23.0	(23.0)	—		—
Distribution	133.0	(133.0)	—		—
Distribution expenses	—	128.2	—		128.2
Depreciation and amortization	35.5	(35.5)	—		—
Amortization and depreciation	—	35.5	—		35.5
General, administrative and occupancy	134.7	11.4	—		146.1
Investment administration	—	9.3	—		9.3
Total operating expenses	749.1	—	6.6		755.7

Operating income	261.6	—	(6.6)		255.0
Interest expense	(20.8)	—	—		(20.8)
Investment losses, net	(6.3)	3.8	—		(2.5)
Investments gains within consolidated VIEs, net	3.8	(3.8)	—		—
Other income, net	3.9	(3.9)	—		—
Other non-operating income	—	3.9	—		3.9
Income before taxes	242.2	—	(6.6)		235.6
Income tax provision	(90.9)	—	3.1	2(c),2(d)	(87.8)
Net income	151.3	—	(3.5)		147.8
Net income attributable to noncontrolling interests	(5.2)	—	—		(5.2)
Net income attributable to JCG	146.1	—	(3.5)		142.6

UNAUDITED ADJUSTED JANUS BALANCE SHEET

AS OF 31 DECEMBER 2016

			Accounting
			Policy
($ in millions, except	Historical	Reclassifications	Adjustments	Note	Adjusted
for per share data)	Janus	(Note 2b)	(Notes 2c/2d)	references	Janus
ASSETS
Current assets:
Cash and cash equivalents	485.9	—	—		485.9
Investment securities	212.1	—	—		212.1
Investment management fees and other receivables	129.6	(129.6)	—		—
Assets of consolidated VIEs:
Cash and cash equivalents	6.1	—	—		6.1
Investment securities	91.6	—	—		91.6
Accounts receivable	0.3	(0.3)	—		—
Other current assets	—	0.3	—		0.3
Accrued income and accounts receivable	—	129.6	—		129.6
Other current assets	37.4	1.6	—		39.0
Total current assets	963.0	1.6	—		964.6

Non-current assets:
Property, equipment and software, net	34.2	—	—		34.2
Intangible assets, net	1,339.0	—	—		1,339.0
Goodwill	601.9	—	—		601.9
Retirement benefit asset, net	—	—	—		—
Other non-current assets	11.8	1.9	—		13.7
Total assets	2,949.9	3.5	—		2,953.4

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	92.7	(92.7)	—		—
Accrued compensation and benefits	138.5	(138.5)	—		—
Liabilities of consolidated VIEs
Accounts payable and accrued liabilities	0.5	(0.5)	—		—
Other current liabilities	—	0.5	—		0.5
Current portion of accrued compensation, benefits and staff costs	—	138.5	53.3	2(c)	191.8
Other accrued liabilities	—	85.7	—		85.7
Other current liabilities	—	8.6	—		8.6
Total current liabilities	231.7	1.6	53.3		286.6

Non-current liabilities:
Long-term debt	406.3	—	—		406.3
Deferred income taxes, net	502.8	1.9	(19.8)	2(c)	484.9
Retirement benefit obligations, net	—	—	—		—
Accrued compensation, benefits and staff costs	—	—	—		—
Other non-current liabilities	46.7	—	—		46.7
Total liabilities	1,187.5	3.5	33.5		1,224.5
Redeemable noncontrolling interests	43.1	—	—		43.1
Equity:
Common stock	1.8	—	—		1.8
Additional paid in capital	—	—	—		—
Treasury shares	—	—	—		—
Retained earnings	1,636.5	—	(33.5)		1,603.0
Accumulated other comprehensive loss, net of tax	(7.9)		—	2(c)	(7.9)
Total JCG shareholders’ equity	1,630.4	—	(33.5)		1,596.9
Noncontrolling interests	88.9	—	—		88.9
Total equity	1,719.3	—	(33.5)		1,685.8
Total liabilities, redeemable noncontrolling interests and equity	2,949.9	3.5	—		2,953.4

(a)                                 Pro forma classification adjustments have been made to Janus’s income statement in order to present it on a basis consistent with Henderson’s. These adjustments have not changed Janus’s total revenue or total expense balances. These adjustments reflect Henderson’s best estimates based upon information currently available to Henderson, and could be subject to change once more detailed information is obtained.

(b)                                 Pro forma classification adjustments have been made to Janus’s balance sheet in order to present it on a basis consistent with Henderson’s. These adjustments reflect Henderson’s best estimates based upon information currently available to Henderson, and could be subject to change once more detailed information is obtained.

(c)                                  Under US GAAP, an accounting policy choice exists between recognising compensation expense in relation to equity settled share schemes with graded vesting and only service conditions attached via either the graded vesting method or the straight line method. Henderson has elected to recognise such expenses using the graded vesting method under US GAAP, whereas Janus has elected to use the straight line method. This adjustment reflects the adjustment of Janus’s compensation expense in respect of equity settled share based payments with graded vesting from the straight line to the graded vesting method. As a result of the change in accounting policy, employee compensation and benefits expense increased by US$6.6 million for the year ended 31 December 2016 and the current portion of accrued compensation, benefits and staff costs recognised on the pro forma combined balance sheet increased by US$53.3 million with a corresponding decrease in retained earnings. Additionally, as a result of this change in accounting policy, deferred tax liabilities included in the balance sheet at 31 December 2016 decreased by US$19.8 million with a corresponding increase in retained earnings and the provision for income taxes was reduced by US$2.5 million for the year ended 31 December 2016.

(d)                                 In March 2016, the FASB issued accounting guidance that simplifies several aspects of the accounting for equity-based payment transactions, including the income tax consequences of such transactions. The guidance requires that on exercise of equity-based awards, tax benefits which are in excess or fall short of the cumulative book compensation expense should be recognised as an income tax benefit or expense in the income statement. Henderson early adopted this guidance effective on 1 January 2014, on a prospective basis, but Janus has not early adopted this guidance. Janus’s income statement has been adjusted to reflect the early adoption of this guidance for the period presented on a prospective basis, resulting in a decrease in income tax expense of US$0.6 million for the year ended 31 December 2016.

Note 3. Nonrecurring items included in the historical financial statements

The following nonrecurring items are included in the historical financial statements of Henderson or Janus for the period presented. These nonrecurring items are not directly related to the Merger, and as such have not been adjusted for in the unaudited pro forma combined financial information.

For the year ended 31 December 2016:

•                                          Henderson recognised a US$3.8 million (US$3.8 million after tax) impairment on its equity method investment in Northern Pines ahead of its planned wind up.

•                                          Henderson incurred costs of US$1.0 million (US$0.9 million after tax) related to disposal transactions in the year, primarily related to the disposal of its alternative UK small cap team.

•                                          Henderson incurred costs of US$1.1 million (US$0.9 million after tax) in relation to the integration of its acquisitions of Perennial and 90 West.

Henderson and Janus also incurred merger integration costs of US$8.4 million and US$5.3 million (US$6.2 million and US$3.3 million after tax) respectively which have not been adjusted for in the unaudited pro forma combined financial information.

There were no other significant nonrecurring items included in the historical financial statements of Janus for the year ended 31 December 2016 other than those directly related to the Merger, discussed at Note 4(a) below.

Note 4. Pro forma adjustments related to the Merger

(a)                                 Transaction and related costs

It has been estimated that total transaction and related costs of US$65.0 million (US$60.8 million after tax) will be incurred in connection with the Merger, which include advisory, legal, audit, valuation and other professional fees. Henderson and Janus incurred US$8.1 million and US$8.0 million of transaction and related costs (US$8.1 million and US$7.1 million after tax) respectively during the year ended 31 December 2016. An adjustment of US$48.9 million (US$45.6 million after tax) has been made to recognise the additional estimated future expense in the pro forma combined income statement. An adjustment of US$45.6 million has been presented in the pro forma combined balance sheet as a reduction to cash and a corresponding reduction to retained earnings to represent the estimated total after tax transaction and related costs, net of those that have already been incurred by Henderson and Janus. It should be noted that these costs are nonrecurring in nature and while the estimated future expenses are expected to be incurred in 2017, the full US$65.0 million before tax (US$60.8 million after tax) included in this pro forma combined income statement is not expected to recur in future years.

(b)                                 Preliminary purchase consideration and allocation

The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with US GAAP. Under this method, the Janus assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with US GAAP, Henderson measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The final fair values will be determined upon the completion of the Merger and will likely vary from these estimates.

The estimated purchase consideration, estimated fair values and residual goodwill are as follows:

(in $ millions, except per share data and share price)
Janus shares outstanding as of 31 December 2016	182.7
Exchange ratio	0.4719
Total Henderson shares to be issued to Janus shareholders	86.2
Henderson’s closing share price as of 17 March 2017	28.59	(i)
Total equity consideration	2,464.5
Adjust consideration in relation to stock based compensation	(58.0)	(ii)
Total purchase consideration	2,406.5
Add fair market value of total debt assumed	455.6	(iii)
Less total cash acquired	(492.0)
Purchase consideration, including debt assumed and net of cash acquired	2,370.1
Allocation of purchase consideration, including debt assumed and net of cash acquired:
Net working capital (excluding cash and debt)	186.0
Property and equipment (excluding internally developed software)	32.1
Other non-current assets	13.7
Other non-current liabilities	26.6
Fair value of non-controlling interests	(168.6)	(v)
Identifiable intangible assets including internally developed software	2,838.1	(iv)
Deferred taxes, net	(951.0)	(iii),(vi)
Residual goodwill	393.2	(vii)
Less: Janus’s historical goodwill	(601.9)
Goodwill adjustment	(208.7)

(i)

The total equity consideration was estimated using a GBP price of 231.0p for each Existing Henderson Share traded on the LSE based on the closing price on 17 March 2017, which was the last practicable date prior to the issuance of this unaudited pro forma combined financial information, adjusted for the Share Consolidation, and then translated to USD using the 17 March 2017 mid-market exchange rate of 1.2376 to arrive at a price of US$28.59. The actual purchase consideration will be determined upon completion of the Merger. A hypothetical 10% change in the price of Existing Henderson Shares, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of approximately US$246.4 million.

(ii)

Henderson will issue replacement awards to Janus employees as part of the Merger. As Janus has certain unvested share based compensation arrangements with shares which are considered to be outstanding shares at 31 December 2016, an adjustment of US$61.0 million has been made to reduce the purchase consideration by the fair value of post-combination services which are not recognised as a component of consideration transferred. At 31 December 2016 there were a total of 6.8 million shares included as outstanding above which were not fully vested. A US$3.0 million adjustment has also been made to increase the purchase consideration in relation to share-based compensation arrangements where shares are not considered to be outstanding, which represents the fair value attributable to pre-combination services. The resulting net adjustment is US$58.0 million.

(iii)

The fair market value of total debt assumed represents the fair value of Janus’ debt (US$463.1 million) less the fair value of Janus’s derivative instruments held against their convertible debt (US$7.5m) which are recognised as part of other current assets and other current liabilities on the pro forma combined balance sheet. As at 31 December 2016, Janus recognised this debt at amortised cost of US$406.3 million. An adjustment of US$56.8 million will therefore be recognised as a merger adjustment related to the debt, US$20.2m against the non-current portion of the long term debt and US$36.6 million, representing the convertible option on the convertible debt, against other current liabilities (described further in Note 4(e)). As a result of the total net fair value step-up of Janus’s convertible debt and the associated derivative instruments, a net deferred tax asset of US$15.0 million has been recognised.

(iv)

At Completion, the fair value of Janus’s intangible assets including internally developed computer software is estimated to be US$2,838.1 million or a net increase of US$1,497.0 million compared to a carrying value of US$1,341.1 million. The primary intangible assets include client relationships, investment management agreements, internally generated computer software and trade names and trademarks, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data using the income approach.

Key assumptions include net inflows/outflows of client investments, market appreciation/depreciation of the underlying investments, profitability, discount rate and terminal growth. For purposes of valuing the investment management agreements, Henderson used a rate of growth in client asset inflows consistent with recent experience and market appreciation consistent with long-term historical market returns. These two key assumptions are the primary driver of the estimated fair value of the agreements. Profitability is expected to remain in line with current average margins as a result of fee pressures offset by achieving scale through modest growth in assets and related management fees. Henderson used a discount rate reflective of its cost of capital and terminal growth rate slightly above historical inflation. The assumptions used by Henderson to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates.

The fair value and weighted-average estimated useful life of identifiable intangible assets are estimated as follows:

		Weighted-
		average
		estimated	Annual
	Fair value	useful life	amortization
	($ in millions)	(in years)	($ in millions)
Client relationships	253.0	14.9	16.9
Investment management agreements	2,200.0	Indefinite	—
Brand name and trademark	373.0	Indefinite	—
Internally-developed computer software	12.1	2	6.1
Total acquired identifiable intangible assets and internally developed software	2,838.1		23.0
Less: Janus’s historical net book value of intangible assets and internally developed software	(1,341.1)
Adjustment to intangible assets, net and internally developed software, net	1,497.0
Split between:
Adjustment to intangible assets	1,487.0
Adjustment to property, equipment and software, net	10.0
	1,497.0

Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, the following adjustments to amortisation and depreciation expense and associated income tax adjustments have been included in the 2016 pro forma combined income statement:

Year ended
31 December
($ in millions)	2016
Amortisation of identifiable intangible assets at new fair value	23.0
Less: Janus’s intangible amortisation per 31 December 2016 accounts	(14.6)
Pro forma adjustment to amortisation and depreciation	8.4
Deferred tax on amortisation of identifiable intangible assets	(8.5)
Less: Janus’s deferred tax on adjusted intangible amortisation	5.5
Pro forma net credit adjustment to income tax provision	(3.0)

These adjustments have been tax affected using a blended statutory tax rate of 36.8% for the pro forma combined income statement.

(v)              The fair value of the noncontrolling interest assumed represents the value recognised in Janus’s 31 December 2016 consolidated balance sheet of US$132.0 million (US$88.9 million nonredeemable noncontrolling interests and redeemable noncontrolling interest of US$43.1m), increased by a fair value adjustment of US$36.6 million to US$168.6 million. This fair value adjustment represents the portion of the intangible assets fair value adjustment (see Note 4b (iv)) that is attributable to nonredeemable noncontrolling interests, inclusive of the associated deferred tax impact.

(vi)           A net adjustment of US$407.8 million to non-current deferred tax liabilities has been recorded on the net fair value step-up on Janus’s identified intangible assets. This adjustment includes the recognition of a deferred tax liability of US$966.0 million relating to the estimated gross fair value of Janus’s identified intangible assets at completion of US$2,838.1 million, offset by the reversal of Janus’s deferred tax balance of US$558.2 million on its historical value of identified intangible assets.

(vii)        The goodwill balance arising from the Merger is estimated to be US$393.2 million, which results in a net adjustment to goodwill of (US$208.7 million). The goodwill arising from the Merger has been calculated as the excess of the total purchase consideration (including debt assumed and net of cash acquired) of US$2,370.1 million over the fair value of the net assets acquired.

(c)                                  Impact to stockholders’ equity

The estimated impact to total stockholders’ equity is summarised as follows:

	Financing	Merger
		Eliminate
		Janus’s	Issuance of		Total
	Transaction	adjusted	New Janus		Merger
	and related	historical	Henderson	Option	adjustments
($ in millions)	costs(1)	equity	Shares(2)	premium(3)	to equity
Ordinary shares	—	(1.8)	133.4	—	131.6
Additional paid in capital	—	—	2,273.1	24.5	2,297.6
Retained earnings	(45.6)	(1,603.0)	—	—	(1,648.6)
Accumulated other comprehensive loss, net of tax	—	7.9	—	—	7.9
Total stockholders’ equity	(45.6)	(1,596.9)	2,406.5	24.5	788.5

(1)          Please refer to Note 4(a).

(2)          Issuance of 0.47190 New Janus Henderson Shares for each Janus Share outstanding immediately prior to the Merger.

(3)          Please refer to Note 4(d).

(d)                                 Option agreement with Dai-ichi

Henderson has entered into an agreement with Dai-ichi, giving them the option to acquire approximately 5% of the New Janus Henderson Shares subject to Completion. An option premium of £19.8 million (US$24.5 million) will be receivable by Janus Henderson in respect of this agreement on Completion. This has been recognised as a receipt of cash and an increase in equity of US$24.5 million on the pro forma combined balance sheet.

(e)                                  Reclassification of derivative instruments on convertible debt

Janus holds derivative instruments which partially hedge risk associated with convertible debt held. As a result of the Merger, these instruments together with the conversion option on the convertible debt (described in Note 4(b)(iii)) will be reclassified out of equity where they were held at a total cost of US$9.1 million and recognised at fair value as assets of US$36.5 million and liabilities of US$65.6 million. This reclassification is required because the strike price of the instruments differs to the functional currency of Janus Henderson. Movements in the fair value of these reclassified instruments of US$7.9 million, together with the associated tax expense of US$2.9 million for the year ended 31 December 2016 have been recognised in the pro forma combined income statement.

(f)                                   Interest expense

As a result of the step-up in fair value of existing Janus debt, annual interest expense is reduced by US$5.2 million, together with the associated tax expense of US$1.9 million for the year ended 31 December 2016.

Note 5. Pro forma earnings per share

Pro forma earnings per share has been calculated to show the impacts of the Merger on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the combination have been outstanding at the beginning of the respective period presented.

For the
year ended
31 December
2016
Pro-forma net income attributable to parent ($ million)	288.9
Less: allocation of earnings to participating awards ($ million)	(10.0)
Net income attributable to common shareholders ($ million)	278.9
Weighted average common shares outstanding — basic	192.1
Dilutive effects of stock options, restricted stock, warrants, convertible notes and other	4.0
Weighted average common shares — diluted	196.1
Earnings per share:
Basic	$1.45
Diluted	$1.42

Immediately upon Completion, Janus Henderson will issue New Janus Henderson Shares to holders of Janus Shares in accordance with the Adjusted Exchange Ratio.

The weighted average number of shares used in computing basic earnings per share has been calculated using the weighted average number of Existing Henderson Shares issued and outstanding during the period and the number of Janus Shares issued and outstanding as at the period end, giving effect to the Adjusted Exchange Ratio. For the year ended 31 December 2016, the Janus Henderson pro forma basic earnings per share was calculated using 192.1 million weighted average shares, which reflects 1,091.1 million weighted average Existing Henderson Shares issued and outstanding for the period, adjusted to 109.1 million per the Share Consolidation, and the 175.9 million Janus Shares for the purposes of calculating earnings per share, converted to 83.0 million New Janus Henderson under the Merger Agreement and Share Consolidation.

The weighted average number of shares used in computing diluted earnings per share has been calculated using the adjusted average number of shares as per the paragraph above, adjusted for the dilutive impact of stock options, restricted stock, warrants, convertible notes and other instruments relevant to Henderson, and of stock options, restricted stock, stock warrants and convertible notes relevant to Janus, factoring in the Adjusted Exchange Ratio. For the year ended 31 December 2016, the Janus Henderson pro forma diluted earnings per share was calculated using 196.1 million weighted average shares, which reflects the adjusted 1,111.1 million weighted average Existing Henderson Shares issued and outstanding for the period, adjusted to 111.1 million per the share consolidation, the 83.0 million New Janus Henderson Shares issued to Janus Stockholders as per the paragraph above and the 4.2 million dilutive impact of Janus’s dilutive instruments, converted to 2.0 million New Janus Henderson Shares under the Merger Agreement and Share Consolidation.

SECTION B: ACCOUNTANTS REPORT ON UNAUDITED PRO FORMA

FINANCIAL INFORMATION OF THE COMBINED GROUP

The Directors

Henderson Group plc

47 Esplanade

St Helier

Jersey

JE1 0BD

Merrill Lynch International (the “Sponsor”)

2 King Edward Street

London

EC1A 1HQ

21 March 2017

Dear Sirs

Henderson Group plc (the “Company”)

We report on the unaudited pro forma financial information (the “Pro Forma Financial Information”) set out in Section A of Part V of the Company’s circular dated 21 March 2017 (the “Circular”) which has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the proposed merger with Janus Capital Group Inc. might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2016. This report is required by item 13.3.3R of the Listing Rules of the UK Listing Authority (the “Listing Rules”) and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.3.3R of the Listing Rules as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a)                                     the Pro Forma Financial Information has been properly compiled on the basis stated; and

b)                                     such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART VI

HENDERSON MANAGEMENT FORECAST

Background to disclosure

The following unaudited illustrative financial projections relating to Henderson for the year ended 31 December 2016 (the “2016 Henderson Management Forecast”) and for the years ending 31 December 2017, 2018, 2019 and 2020 (the “2017-2020 Henderson Management Forecasts” and, together with the 2016 Henderson Management Forecast, the “Henderson Management Forecast”) have been included in the US Registration Statement.

The Henderson Management Forecast was not prepared for the purpose of public disclosure but instead was prepared by Henderson’s management and provided to the Janus Board (and to their financial advisers, Loeb Spencer House) in September 2016 as an illustration of potential future performance purely in connection with their evaluation of the Merger. The Henderson Management Forecast has been included in the US Registration Statement solely to comply with the SEC’s disclosure requirements.

Henderson does not as a matter of course make public projections as to future financial performance (including as to revenues, earnings or other measures) due to the high level of unpredictability and uncertainty of the assumptions underlying such projections, including as to financial market and macroeconomic conditions which are key drivers of fee levels and the inflow or outflow of funds under management.

The Henderson Management Forecast was prepared on a stand-alone basis, and did not take into account the impact of the Merger.

Extract from US Registration Statement

“Summary of the Henderson Management Forecast

The following discussion provides a summary of the Henderson Management Forecast:

•                                          Illustrative net fee income of £591.0 million for 2016, £665.9 million for 2017, £734.5 million for 2018, £815.6 million for 2019 and £904.8 million for 2020.

•                                          Illustrative underlying profit before tax of £214.6 million for 2016, £255.2 million for 2017, £293.9 million for 2018, £333.9 million for 2019 and £370.0 million for 2020.

•                                          Illustrative underlying profit after tax of £169.8 million for 2016, £203.1 million for 2017, £233.9 million for 2018, £265.8 million for 2019 and £294.5 million for 2020.

•                                          Illustrative closing AUM of £99,782 million at the end of fiscal year 2016, £109,064 million at the end of fiscal year 2017, £122,307 million at the end of fiscal year 2018, £137,181 million at the end of fiscal year 2019 and £153,890 million at the end of fiscal year 2020.

•                                          Illustrative net outflows of £851 million for 2016 and illustrative target for net inflows of £4,236 million in 2017, £7,634 million in 2018, £8,561 million in 2019 and £9,603 million in 2020.”

…

“The Henderson Management Forecast reflects various assumptions and estimates that Henderson management made in good faith for illustrative purposes at the time that the Henderson Management Forecast was prepared, all of which are difficult to predict and many of which are beyond Henderson’s control, including, without limitation:

•                                          flat market growth within each of Equities, Fixed Income and Property from the end of July 2016 until the end of December 2016;

•                                          for the years 2017 through 2020: 6% annual market growth in Equities; 3% annual market growth in Fixed Income and 3% annual market growth in Property;

•                                          net outflows of £0.9 billion for 2016, with strong Institutional inflows from August-December 2016 partially offsetting outflows from January-June 2016;

•                                          an illustrative target for net inflows of £4.2 billion in 2017, increasing to net inflows of £9.6 billion in 2020;

•                                          management fee margins based on exit rates as at June 30, 2016, plus margin attrition of one basis point per year, beginning in 2017, in Retail UK, OEICs & UT and Retail SICAVs;

•                                          with respect to fixed staff costs, 3% annual pay increases and 3% annual growth in headcount, in each case beginning in 2017;

•                                          non-staff costs increasing 5% per annum; and

•                                          foreign exchange rates remaining stable at July 31, 2016 levels.”

Forecasts no longer valid

For the following reasons, the Henderson Board believes that the Henderson Management Forecast is no longer valid as at the date of this document:

1.                                      The 2016 Henderson Management Forecast has been superseded by the publication, on 9 February 2017, of Henderson’s financial statements for the year ended 31 December 2016.

2.                                      As part of the Combined Group, Henderson’s actual results for the financial years ending 31 December 2017 to 2020 are expected to differ significantly from the 2017-2020 Henderson Management Forecasts:

a.                                      The Henderson Board believes that the Merger will result in the Combined Group realising at least US$110 million of recurring annual run rate pre-tax net cost synergies as described in paragraph 5 of Part I (Letter from the Chairman of Henderson) of this document. The Combined Group is expected to realise approximately US$80 million of net cost synergies by the end of the first 12 months following Completion on a run rate basis, with the remainder expected to be fully realised on a run rate basis within three years post-Completion. Because no synergy benefits were factored into the 2017-2020 Henderson Management Forecasts, and because the exact time at which (including in which financial year) such synergy benefits are expected to be realised over the three year period following Completion is uncertain, the variance between Henderson’s actual results over this period and the 2017-2020 Henderson Management Forecasts is expected to be significant;

b.                                      The Henderson Board believes that the costs associated with achieving the synergies described above (together with other integration-related activities) will amount to up to US$185 million (as described in paragraph 5 of Part I (Letter from the Chairman of Henderson) of this document), of which US$125 million has already been incurred or will be incurred by the end of the 2017 financial year and the balance within three years post-Completion. Because these costs were not factored into the Henderson Management Forecast, and because the exact time at which (including in which financial year) such costs are expected to be incurred is uncertain, the variance between Henderson’s actual results over this period and the 2017-2020 Henderson Management Forecasts (in particular in relation to 2017 and 2018) is expected to be significant;

c.                                       The assumptions upon which the Henderson Management Forecasts were based were made in good faith based on subjective judgments in relation to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Henderson’s control. A number of the assumptions used have already proved to be incorrect, some materially, as a result of various macroeconomic and other external factors that have occurred since September 2016, when the Henderson Management Forecast was prepared. By way of example:

i.                                          The 2016 Henderson Management Forecast assumed flat market growth within each of Equities, Fixed Income and Property from the end of July 2016 until the end of December 2016, but in fact market growth for each of Equities, Property and Fixed Income was not flat. For example, the MSCI World index (which impacts the Equities division) and the Property fund peer group each increased by approximately 6% during that period. The assumption of flat market growth until the end of December 2016 was also used as the starting point from which the 2017-2020 Henderson Management Forecasts were compiled and therefore recent movements would cause Henderson’s mix of assets under management and consequently its financial results during this period to be different from the 2017-2020 Henderson Management Forecasts;

ii.                                       The 2016 Henderson Management Forecast assumed total net outflows of £0.9 billion for 2016, but in fact total net outflows were £4.0 billion, largely as a result of Retail outflows being larger than expected. Again, these movements are inconsistent with the starting point from which the 2017-2020 Henderson Management Forecasts were compiled, causing Henderson’s mix of assets under management and therefore financial results during this period to be different from the 2017-2020 Henderson Management Forecasts; and

iii.                                    The 2016 Henderson Management Forecast assumed that foreign exchange rates remained stable at 31 July 2016 levels, but in fact sterling weakened against most major currencies between 31 July 2016 and 31 December 2016. For example, during that period sterling depreciated against the US Dollar by approximately 7%. As the Henderson Management Forecast assumed that foreign exchange rates would remain flat for the entire period, these movements (and any future movements) would cause Henderson’s financial results during this period to be different from the 2017-2020 Henderson Management Forecasts, particularly given that Henderson’s revenue and costs have different currency mixes.

As a consequence, the Henderson Directors do not consider that the assumptions upon which the 2017-2020 Henderson Management Forecasts were based remain valid;

d.                                      The Henderson Board and Janus Board expect transaction and related costs of approximately US$65 million to be incurred in connection with the Merger, which includes advisory, legal, audit, valuation and other professional fees. Such costs (to the extent incurred by Henderson) were not taken into account in the preparation of the Henderson Management Forecasts; and

e.                                       In addition, the Henderson Management Forecast was prepared before the commencement of in-depth discussions as to the Merger and does not take account of the impact on the outlook for Henderson on a stand-alone basis of having been engaged in preparation for the Merger.

Accordingly, the 2017-2020 Henderson Management Forecasts do not reflect the Henderson Directors’ view of the future financial performance of the Combined Group following Completion and therefore are no longer considered to be valid.

The US Registration Statement does not form part of this document and is not incorporated by reference.

PART VII

SUMMARY OF THE PRINCIPAL TERMS AND

CONDITIONS OF THE MERGER AGREEMENT AND

OTHER RELATED ARRANGEMENTS

1.                                      SUMMARY OF MERGER AGREEMENT

Merger and consideration

Under the Merger Agreement entered into between Henderson, Janus and Merger Sub on 3 October 2016, at Completion Merger Sub, a newly-formed, direct wholly-owned subsidiary of Henderson, will merge with and into Janus, with Janus as the surviving corporation and a direct wholly-owned subsidiary of Henderson. On the terms and subject to the conditions of the Merger Agreement, at Completion each Janus Share (other than Janus Shares that are held in treasury, which will be cancelled) will be exchanged for 0.4719 New Janus Henderson Shares in accordance with the Adjusted Exchange Ratio (which has been adjusted automatically in accordance with the Merger Agreement to reflect the effect of the Share Consolidation) with cash paid in lieu of any fractional entitlement to New Janus Henderson Shares.

Conditions to Completion

Completion is (or, where the relevant condition has been satisfied, was) subject to customary conditions for a transaction of this size and type including, among other things, the following:

(i)                                     approval of the Merger by Janus Stockholders at the Janus Stockholder Meeting;

(ii)                                  approval of the Merger, the increase of Henderson’s share capital to permit the issuance of New Janus Henderson Shares in connection with the Merger, the change of name of Henderson Group plc to “Janus Henderson Group plc”, the New Janus Henderson Memorandum and the New Janus Henderson Articles and the London De-listing by Henderson Shareholders at the EGM;

(iii)                               the approval of the final dividend of 7.30 pence for the year ended 31 December 2016 by Henderson Shareholders at the 2017 AGM;

(iv)                              receipt of customary regulatory approvals, including, among others: (i) approval by the US Financial Industry Regulatory Authority, Inc.; (ii) approval of the Merger by the FCA in respect of Henderson becoming a controller of each Janus entity authorised by the FCA; (iii) the issue by the JFSC of any consent required pursuant to the Control of Borrowing (Jersey) Order 1958 for Henderson to lawfully assume the Janus awards and plans; (iv) consents, non-objections and/or approvals from the applicable governmental authorities in Canada, Hong Kong, Ireland, Singapore, Switzerland, and, if applicable, Australia, India and Jersey and certain other jurisdictions, as well as obtaining approvals, consents and/or non-objections from the applicable governmental authorities in Jersey, Switzerland and, if applicable, Ireland, necessary in connection with the transactions contemplated by the Dai-ichi Agreements;

(v)                                 the absence of certain governmental restraints or prohibitions preventing Completion from occurring;

(vi)                              approval by the boards of trustees and shareholders of Janus-advised US mutual funds of new investment advisory agreements with Janus to take effect at Completion representing at least 67.5% of the assets under management of those funds as at 30 September 2016;

(vii)                           the SEC having declared effective the US Registration Statement and the absence of any stop order or proceeding seeking a stop order; and

(viii)                        the approval for listing by the NYSE of the New Janus Henderson Shares, subject to official notice of issuance.

Treatment of Henderson equity awards

All Henderson equity awards will remain outstanding in accordance with the terms and conditions under the applicable plan and award agreement in effect immediately prior to Completion, provided that the number of shares under such Henderson equity awards and any exercise price payable will be adjusted to take account of the Share Consolidation.

Treatment of Janus equity awards

•                                          Janus Options: Subject to certain adjustments as may be necessary to satisfy the requirements of the Code, at Completion each Janus Option outstanding immediately prior to Completion, whether vested or unvested, will be converted (as converted, a converted stock option) into an option exercisable for that number of New Janus Henderson Shares equal to the product of (i) the aggregate number of Janus Shares for which such Janus Option was exercisable multiplied by (ii) the Adjusted Exchange Ratio, rounded up to the nearest whole share. The exercise price per share of such converted stock option will be adjusted so that it is equal to (A) the exercise price per share of such Janus Option immediately prior to Completion divided by (B) the Adjusted Exchange Ratio, rounded up to the nearest cent.

•                                          Janus RSU Awards: Each Janus RSU Award that is outstanding immediately prior to Completion, whether vested or unvested, will be converted at Completion into a Janus Henderson restricted share unit award with respect to New Janus Henderson Shares on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to Completion, with the aggregate number of Janus Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (i) the number of Janus Shares subject to such Janus RSU Award immediately prior to Completion by (ii) the Adjusted Exchange Ratio.

•                                          Janus PSU Awards: Except in respect of Janus PSU Awards granted in 2014 to Richard Weil, each Janus PSU Award that is outstanding immediately prior to Completion, whether vested or unvested, will be converted at Completion into a Janus Henderson restricted share unit award with respect to New Janus Henderson Shares on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to Completion, with the aggregate number of Janus Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (i) the number of Janus Shares subject to such Janus PSU Award immediately prior to Completion by (ii) the Adjusted Exchange Ratio. In accordance with their existing terms and conditions, Janus PSU Awards granted in 2014 to Richard Weil will be converted at Completion into Janus Henderson restricted share unit awards with respect to New Janus Henderson Shares on the terms and conditions (including any continuing time-based vesting requirements) under the applicable plan and award agreement in effect immediately prior to Completion, with the aggregate number of Janus Henderson restricted share units held by Mr. Weil (rounded up to the nearest whole unit) determined by multiplying (A) the number of Janus Shares subject to Mr. Weil’s Janus PSU Awards that are earned based on achievement of the applicable performance criteria at or around Completion in accordance with the terms and conditions of the applicable award agreement by (B) the Adjusted Exchange Ratio.

•                                          Janus Restricted Share Awards: Each Janus Restricted Share Award that is outstanding immediately prior to Completion will be converted at Completion into a restricted New Janus Henderson Share award on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to Completion, with the aggregate number of restricted New Janus Henderson Shares held by each holder (rounded up to the nearest whole share) determined by multiplying (i) the number of Janus Shares subject to such Janus Restricted Share Award immediately prior to Completion by (ii) the Adjusted Exchange Ratio.

•                                          Janus Employee Stock Purchase Plan: Each outstanding award under the Janus ESPP will be converted at Completion into corresponding awards for a number of New Janus Henderson Shares on the same basis as the Janus Options, provided that Janus and Henderson will cooperate prior to Completion to determine the appropriate treatment of the Janus ESPP in connection with Completion, which may include termination of the Janus ESPP at Completion.

Post-Completion corporate governance arrangements

Under the Merger Agreement, Henderson and Janus have agreed that they will each co-operate and take all action as is necessary to put in place the corporate governance arrangements described in paragraph 7 of Part I (Letter from the Chairman of Henderson) from Completion.

Representations, warranties and pre-Completion covenants

The Merger Agreement contains customary representations and warranties made by each of Henderson and Janus, and also contains customary pre-closing covenants, including covenants, among others: (i) that each of Henderson and Janus will operate its businesses in the ordinary course consistent with past practice in all material respects and refrain from taking certain actions without the other party’s written consent (such consent not to be unreasonably withheld, conditioned or delayed) with certain exceptions, including in relation to paying agreed dividends; (ii) that neither Henderson nor Janus will solicit, initiate, knowingly encourage or knowingly take any other action designed to facilitate, or, subject to certain exceptions, participate in any discussions or negotiations, regarding any proposal of an alternative transaction; (iii) that, subject to certain exceptions, neither the Henderson Board nor the Janus Board will withdraw, qualify or modify its support for the Merger Agreement; and (iv) that each of Henderson and Janus will use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals. None of the representations and warranties in the Merger Agreement will survive Completion and the Merger Agreement does not provide for an indemnity for a breach of any representation or warranty.

No solicitation of alternative proposals

Henderson and Janus have each agreed not to, and not to authorise or permit any of its controlled affiliates, directors, officers or employees to, solicit, initiate or knowingly encourage or, subject to certain exceptions, enter into discussions with any third party regarding any alternative transactions, subject to limited exceptions. However, such provisions are to be disregarded in respect of both parties to the extent that the UK Panel on Takeovers and Mergers determines that they are prohibited by Rule 21.2 of the City Code.

Termination rights

The Merger Agreement contains certain termination rights for each of Henderson and Janus including, among others, the right of a party to terminate in the event that: (i) the Merger is not completed on or before the Outside Date, being 30 September 2017; (ii) the Merger is not approved by Henderson Shareholders at the EGM or by Janus Stockholders at the Janus Stockholder Meeting; or (iii) any restraint that prevents, makes illegal or prohibits Completion becomes final and non-appealable. In addition, Henderson and Janus can each terminate the Merger Agreement prior to the shareholder meeting of the other party if, among other things, the other party’s board of directors has changed its recommendation that its shareholders approve the Merger and adopt the Merger Agreement.

The Merger Agreement further provides that if Henderson or Janus terminates the Merger Agreement because of a failure of the shareholders of the other party to approve the Merger at the shareholder meeting, Henderson or Janus, as the case may be, will reimburse the other party for its actual out-of-pocket fees and expenses subject to a cap of US$10 million and that, upon termination of the Merger Agreement under specified circumstances, including: (i) a change in the recommendation of the Henderson Board or the Janus Board; or (ii) a termination of the Merger Agreement by Henderson or Janus because of a failure of the shareholders of the other party to approve the Merger or because the Merger is not completed by the Outside Date, in each case at a time when there was an offer or proposal for an alternative transaction with respect to such party (and such party enters into or completes an alternative transaction within a 12-month tail period), Henderson or Janus, as the case may be, will pay to the other party a termination fee equal to US$34 million in cash. Other than the expense reimbursement and termination fee described above, there are no termination or break fees related to the transactions contemplated under the Merger Agreement.

2.                                      DAI-ICHI AGREEMENTS

Dai-ichi Investment and Strategic Co-operation Agreement

The Dai-ichi Investment and Strategic Co-operation Agreement entered into between Janus, Henderson and Dai-ichi on 3 October 2016, relates to the continuing investment of Dai-ichi in: (i) until Completion, Janus; and (ii) from Completion, Janus Henderson. It gives Dai-ichi the right to select a director for appointment to the Janus Henderson Board and the right to participate in future share issuances of the Combined Group on a pre-emptive basis. Such rights will terminate in certain circumstances specified in the Dai-ichi Investment and Strategic Co-operation Agreement and, in particular, are dependent on Dai-ichi maintaining its shareholding in the Combined Group at the same level as immediately after Completion (subject to dilution in certain circumstances) (the “Applicable Percentage”).

The Dai-ichi Investment and Strategic Co-operation Agreement further provides that Dai-ichi’s holding of the issued New Janus Henderson Shares may not exceed 20% and Dai-ichi undertakes to reduce its shareholding to such limit to the extent that its shareholding exceeds it at any time.

The Dai-ichi Investment and Strategic Co-operation Agreement requires Dai-ichi to comply with: (i) certain standstill obligations in respect of the acquisition by Dai-ichi of New Janus Henderson Shares until such time as it holds less than 3% of the issued New Janus Henderson Shares (at which point the standstill obligations fall away); and (ii) certain restrictions on Dai-ichi’s sale of New Janus Henderson Shares (in each case, subject to limited exceptions). The transfer restrictions fall away in part from 3 October 2019 or, if earlier, on the termination of the Dai-ichi Investment and Strategic Co-operation Agreement. Janus Henderson is generally entitled to a right of first offer or a right of first refusal, depending on the nature of the proposed transfer, with respect to Dai-ichi’s proposed transfer of its New Janus Henderson Shares.

Dai-ichi has agreed to maintain investments of not less than US$2 billion in Janus Henderson investment products and, no later than 12 months following Completion, to cause additional cash in the amount of up to US$500 million to be invested in new Janus Henderson investment products selected based on good faith discussions between Janus Henderson and Dai-ichi. A specified proportion of Dai-ichi’s investments will continue to be held in seed capital investments. In addition, Janus Henderson and Dai-ichi have agreed to cooperate in good faith and use commercially reasonable efforts to sell investment products through each other’s distribution channels.

The Dai-ichi Investment and Strategic Co-operation Agreement contains certain termination rights, including the right for either Janus Henderson or Dai-ichi to terminate the agreement if: (i) Dai-ichi’s holding of New Janus Henderson Shares falls below the Applicable Percentage for any consecutive five business day period; (ii) Janus Henderson terminates Dai-ichi’s right to appoint a director to the Janus Henderson Board; or (iii) following the third anniversary of Completion, on 90 days’ written notice.

Dai-ichi Option Agreement

Under the Dai-ichi Option Agreement entered into between Henderson and Dai-ichi on 3 October 2016, subject to and conditional upon Completion, Janus Henderson will grant Dai-ichi: (i) 11 tranches of conditional options with each tranche allowing Dai-ichi to subscribe for or purchase 500,000 New Janus Henderson Shares at a strike price of 2,997.2 pence per share; and (ii) subject to the approval of Henderson shareholders at the EGM, nine tranches of conditional options with each tranche allowing Dai-ichi to subscribe for or purchase 500,000 New Janus Henderson Shares at a strike price of 2,997.2 pence per share (the terms of such options having been adjusted automatically in accordance with the terms of the Dai-ichi Option Agreement to reflect the effect of the Share Consolidation).

The total aggregate price that Dai-ichi will pay at Completion for the purchase of the 20 tranches of options is £19,778,800 (provided that, if the requisite approval of Henderson Shareholders is not obtained at the EGM, no amount shall be due from Dai-ichi in respect of the nine unapproved options and the total aggregate price payable by Dai-ichi shall be £10,878,340).

In aggregate, the options sold to Dai-ichi would, if exercised at Completion, entitle Dai-ichi to purchase approximately 5% of the New Janus Henderson Shares in issue at Completion. The Dai-ichi Option Agreement will terminate if, among other things, the Merger Agreement or the Dai-ichi Investment and Strategic Co-operation Agreement is terminated.

Dai-ichi Voting Agreement

Under the Dai-ichi Voting Agreement entered into between Henderson, Janus and Dai-ichi on 3 October 2016, among other things, Dai-ichi has agreed to vote the Janus Shares held by it in support of the Merger at the Janus Stockholder Meeting. The Dai-ichi Voting Agreement will terminate if, among other things, the Merger Agreement is terminated.

3.                                      NEW JANUS HENDERSON ARTICLES

Under Resolution 7 to be proposed at the EGM, Henderson is proposing to adopt the New Janus Henderson Articles subject to, and with effect from, Completion. Set out below is a summary of the principal changes being made to the Existing Henderson Articles. In addition to the changes described below, the New Janus Henderson Articles also include some other minor modernising and clarificatory amendments (including to amend references to English law and regulations to the equivalent Jersey law and NYSE regulations).

Article references below are to the New Janus Henderson Articles.

Bearer shares

The provisions permitting Henderson to issue bearer shares have been removed to reflect the position under Jersey Companies Law.

Uncertificated shares (Article 5)

The provisions in relation to the issuance and transfer of uncertificated shares have been updated in order to permit New Janus Henderson Shares to be held and traded via DTC or on the register in The Direct Registration System (or “DRS”) form, being a book-entry method of holding New Janus Henderson Shares in uncertificated form, following Completion.

Issuance of further New Janus Henderson Shares post-Completion

From Completion, all unissued New Janus Henderson Shares will be at the disposal of the Janus Henderson Board, which may reclassify, allot, grant options over, or otherwise dispose of the unissued New Janus Henderson Shares as it considers fit. In accordance with Jersey Companies Law, following Completion, the approval of Janus Henderson Shareholders will only be required to increase the authorised share capital of Janus Henderson.

Deletion of pre-emption rights

The Existing Henderson Articles include pre-emption rights for Henderson Shareholders on certain new issuances of Existing Henderson Shares, which do not apply to Jersey companies as a matter of Jersey Companies Law, but are required for companies listed on the premium segment of the Official List. Such pre-emption rights are routinely disapplied up to certain limits at Henderson’s annual general meetings.

As it is not market practice for NYSE-listed companies to include pre-emption rights in their articles of association, these provisions will be deleted to preserve flexibility for Janus Henderson following Completion.

Disclosure of interests (Article 49)

The provisions in relation to the disclosure of interests by holders of New Janus Henderson Shares have been updated to reflect the disclosure requirements under the US Securities Exchange Act, as opposed to the Disclosure Guidance and Transparency Rules which will not apply to Janus Henderson following Completion.

The New Janus Henderson Articles also grant powers to the Janus Henderson Board in the event that a Janus Henderson Shareholder does not comply with a disclosure notice issued by the Janus Henderson Board requesting details of that Janus Henderson Shareholder’s holding of New Janus Henderson Shares. The Janus Henderson Board may determine, in its sole discretion, that until the disclosure notice is complied with:

•                                          such Janus Henderson Shareholder may not attend or vote at general meetings;

•                                          if the New Janus Henderson Shares subject to the disclosure notice are held in uncertificated form, they will be converted into certificated form; and

•                                          if the New Janus Henderson Shares subject to the disclosure notice represent at least 0.25% of the issued share capital, such Janus Henderson Shareholder is not entitled to receive dividends or distributions.

If: (i) the New Janus Henderson Shares subject to the disclosure notice represent at least 9.9% of the issued share capital; or (ii) the relevant Janus Henderson Shareholder has failed to respond to the disclosure request or the information provided is false or inadequate in a material respect, the Janus Henderson Board may compel the Janus Henderson Shareholder to sell their New Janus Henderson Shares.

Notice of general meetings (Article 54)

The notice period for all general meetings (including annual general meetings) has been reduced to 14 clear days in accordance with the requirements of Jersey Companies Law.

Voting record time for general meetings (Article 57)

The record time for determining whether a person is entitled to receive notice of, or vote at, a general meeting has been amended to be a date specified by Janus Henderson which is not more than 60 days nor less than 10 days before the date of the general meeting. This reflects market practice for NYSE listed companies and Janus’s existing practice.

To the extent that New Janus Henderson Shares are traded after such record time, they will be traded without the right to vote at the meeting (which remains with the holder at the record time).

Requisitioned business at general meetings (Articles 69 to 71)

The New Janus Henderson Articles include updated provisions that will apply where Janus Henderson Shareholders together meeting the relevant share ownership thresholds exercise their right to request that a general meeting be held or that a resolution be proposed to a general meeting.

Under Jersey Companies Law, Janus Henderson Shareholders holding 10% or more of Janus Henderson’s voting rights who are entitled to vote at the relevant meeting may legally require the Janus Henderson Board to call a general meeting. The requisition is required to state the objects of the meeting.

In addition to the requirements of Jersey Companies Law, the New Janus Henderson Articles provide that:

•                                          if the requisition relates to any business that the Janus Henderson Shareholder proposes to bring before the meeting, such requisition must set include:

•                                          a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and the text of the proposal;

•                                          any material interest of such Janus Henderson Shareholder or any associated person of such Janus Henderson Shareholder in such business; and

•                                          a description of all agreements, arrangements and understandings between such Janus Henderson Shareholder or any associated person of such Janus Henderson Shareholder and any other person or persons in connection with the request by such Janus Henderson Shareholder; and

•                                          such requisition must be made in writing to the company secretary of Janus Henderson not earlier than the close of business on the 120th calendar day and not later than the close of business on the 90th calendar day prior to the date of the first anniversary of the preceding year’s annual general meeting, provided, however, that if the date of an annual meeting is more than 30 calendar days before, or more than 60 calendar days after, the date of the first anniversary of the preceding year’s annual general meeting, notice by the relevant Janus Henderson Shareholder must be delivered in writing not earlier than the close of business on the 120th calendar day prior to such annual general meeting and not later than the close of business on the later of: (i) the 90th calendar day prior to such annual general meeting; and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by Janus Henderson.

Certain other provisions in relation to general meetings

The provisions in relation to: (i) the circulation of explanatory statements by shareholders; (ii) website publication of audit concerns; (iii) the right to nominate persons to enjoy information rights; and (iv) the right to request an independent report on a poll, have been deleted, again, because they reflect the UK Companies Act 2006 and therefore are not considered to be appropriate following Completion as Janus Henderson will not be listed on the LSE.

Quorum at general meetings (Article 72)

The quorum for a general meeting will be holders of at least one-third of the New Janus Henderson Shares in issue (excluding treasury shares), attending in person or by proxy which are entitled to vote on the business at the general meeting, to meet NYSE requirements.

Number of directors (Article 114)

Unless otherwise determined by ordinary resolution, the number of directors shall not be less than three or more than 12. This reflects the governance arrangements agreed under the Merger Agreement.

Tenure and retirement of directors (Articles 115 and 121)

Under the New Janus Henderson Articles, directors will be subject to re-election at each Janus Henderson annual general meeting.

In addition, as agreed in the Merger Agreement, the maximum tenure of independent directors will be 10 years from appointment, provided that any independent director who, prior to completion of the Merger, was a director of Henderson or Janus, may serve for 15 years from the date of such director’s original appointment to the board of Henderson or Janus (as applicable).

Certain other ancillary provisions in relation to the retirement of directors by rotation have been deleted, together with the incorporation of the UK Companies Act 2006 provisions on compensation for loss of office.

Appointment of directors (Article 117)

Under the New Janus Henderson Articles, directors may only be appointed at a general meeting if recommended by the Janus Henderson Board. Janus Henderson Shareholders do not have the right to nominate a person as a director (other than by requisitioning an appropriate resolution in accordance with Jersey Companies Law).

Remuneration of non-executive directors (Article 140)

The cap on the remuneration of non-executive directors has been increased to US$3,000,000 per annum (or such higher amount as the Janus Henderson Shareholders may approve by way of ordinary resolution). This reflects the fact that the Janus Henderson Board will be larger than the current Henderson Board and provides sufficient headroom for Janus Henderson following Completion.

Directors’ remuneration report

As Henderson will no longer be listed on the LSE following Completion, the provisions requiring it to prepare a directors’ remuneration report, in line with the UK Companies Act 2006, have been deleted. Instead, Henderson will comply with the reporting requirements for companies listed on the NYSE.

Casting vote of the chairman at meetings of the Janus Henderson Board

The chairman will no longer have a casting vote at meetings of the Janus Henderson Board. This reflects the governance arrangements agreed under the Merger Agreement.

Capitalisation of profits (Article 191)

The Janus Henderson Board will be entitled to transfer amounts to the share premium account from any other account (other than the nominal capital account and capital redemption reserve) in connection with any employee share award or option schemes in place from time to time. This reflects certain aspects of US GAAP accounting principles.

Accounts to be laid before general meeting (Article 194)

The provisions in relation to the circulation of the annual report and accounts have been amended to reflect Jersey Companies Law as opposed to the UK Companies Act 2006.

Registered address outside the UK

The Existing Henderson Articles provided that a member with a registered address that was not within an EEA State was not entitled to receive documents or information from Henderson, unless they provided Henderson with an alternative address within an EEA State. This provision has been deleted in the New Janus Henderson Articles.

Provisions to enable New Janus Henderson Shares to which holders of Existing Henderson Shares immediately prior to Completion would otherwise be entitled to be held in the form of Janus Henderson DIs or through the Janus Henderson CSN Facility (as applicable) (Article 216)

Article 216 provides for the legal title in all New Janus Henderson Shares to which holders of Existing Henderson Shares immediately prior to Completion would otherwise be entitled to be transferred to Cede & Co., as nominee of DTC, to be held on behalf of the DI Custodian, as custodian for the DI Depositary. The DI Depositary shall then: (i) in respect of Existing Henderson Shares that were held by the relevant Henderson Shareholder in uncertificated form immediately prior to Completion, issue Janus Henderson DIs to such holder; and (ii) in respect of Existing Henderson Shares that were held by the relevant Henderson Shareholder in certificated form immediately prior to Completion, issue Janus Henderson DIs to the CSN Nominee to be held on behalf of such holder subject to, and on the terms of, the CSN Terms and Conditions. Further information on these arrangements is set out in Part VIII (Settlement and dealings in New Janus Henderson Shares after Completion) of this document.

PART VIII

SETTLEMENT AND DEALINGS IN NEW JANUS HENDERSON

SHARES AFTER COMPLETION

Henderson Shareholders are advised to read this Part VIII carefully to ensure that they understand the arrangements that will apply following Completion.

1.                                      JANUS HENDERSON DIs

Issue of Janus Henderson DIs

Following the London De-listing and the NYSE Listing becoming effective, the New Janus Henderson Shares will no longer be able to be transferred or settled directly through the CREST settlement system. For this reason, Henderson has entered into arrangements to enable Henderson Shareholders to hold, and settle transfers of, New Janus Henderson Shares in CREST in the form of Janus Henderson DIs, each representing an entitlement to one underlying New Janus Henderson Share.

At Completion, under Article 216 of the New Janus Henderson Articles, the New Janus Henderson Shares to which Henderson Shareholders holding their Existing Henderson Shares in uncertificated form immediately prior to Completion would otherwise be entitled will automatically be transferred through DTC to the account of the DI Custodian, which will hold those New Janus Henderson Shares as custodian for the DI Depositary. The DI Depositary will issue the Janus Henderson DIs representing such New Janus Henderson Shares through CREST to the CREST accounts in which each relevant Henderson Shareholder previously held Existing Henderson Shares.

The Janus Henderson DIs will be created and issued under the terms of the DI Deed, which will govern the relationship between the DI Depositary and the holders of Janus Henderson DIs.

The registered holder of the New Janus Henderson Shares represented by Janus Henderson DIs will be Cede & Co., as nominee of DTC. The custodian of those New Janus Henderson Shares will be the DI Custodian who will hold the book entry interest in such shares through the DTC system for the DI Depositary. The DI Depositary will hold those New Janus Henderson Shares on trust (as bare trustee under English law) for the holders of Janus Henderson DIs as tenants in common. The DI Depositary will maintain a register of holders of Janus Henderson DIs and will make a copy of such register available to Janus Henderson.

Rights attaching to Janus Henderson DIs

Under the DI Deed, the DI Depositary will: (a) send out notices of general meetings and proxy forms to the holders of Janus Henderson DIs; and (b) produce a definitive list of holders of Janus Henderson DIs at the record date for such general meetings. In addition, holders of Janus Henderson DIs will be entitled to provide voting instructions via the DI Depositary to the DI Custodian (being the custodian of the New Janus Henderson Shares underlying the Janus Henderson DIs) in respect of the underlying New Janus Henderson Shares.

As a result, the holders of Janus Henderson DIs will be able to:

•                                          receive notices of general meetings of Janus Henderson;

•                                          give directions as to voting at general meetings of Janus Henderson;

•                                          request to be appointed as proxy in respect of the New Janus Henderson Shares underlying their Janus Henderson DIs, enabling them to attend and speak at general meetings of Janus Henderson; and

•                                          have made available to them, at their request, copies of the annual report and accounts of Janus Henderson and all other documents issued by Janus Henderson to Janus Henderson Shareholders generally.

Holders of Janus Henderson DIs will otherwise be treated in the same manner as if they were registered holders of the New Janus Henderson Shares underlying their Janus Henderson DIs, so far as is possible in accordance with applicable law, the CREST arrangements and the DI Deed. This will include being able to receive dividends and participate in capital events, so far as practicable, in the same manner as registered holders of New Janus Henderson Shares.

As the Janus Henderson DIs will not be admitted to trading on the London Stock Exchange, any trading will be conducted on an off-market basis which may lead to a limited market for trading the Janus Henderson DIs through CREST. However, holders of Janus Henderson DIs can choose to cancel their Janus Henderson DIs (as described below) and trade the underlying New Janus Henderson Shares directly on the NYSE or (subject to first depositing those New Janus Henderson Shares with CDN and receiving New Janus Henderson CDIs) in the form of New Janus Henderson CDIs on the ASX.

Holders of Existing Henderson Shares through an appointed CREST custodian or nominee should contact their chosen custodian or nominee in the event that they wish to cancel the Janus Henderson DIs that they receive following Completion or lodge a trade in respect of the underlying New Janus Henderson Shares.

Withdrawal of New Janus Henderson Shares underlying the Janus Henderson DIs

Holders of Janus Henderson DIs will be able to cancel their Janus Henderson DIs by submitting a cross-border instruction in respect of the underlying New Janus Henderson Shares through CREST to the DI Depositary in the form of a CREST stock withdrawal message. This message must include the account information of the nominated DTC participant to which the New Janus Henderson Shares should be delivered, in accordance with the rules and practices of the DI Depositary, CREST and DTC. When submitting such cross-border instruction, holders of Janus Henderson DIs will be required to warrant that such transfer will not represent a change in beneficial ownership.

Valid instructions received by the DI Depositary are typically completed within 48 hours (excluding any non-working days in any relevant jurisdictions) and holders of Janus Henderson DIs should consider these timings, and those of their chosen broker, when instructing trades on the NYSE. If seeking to trade New Janus Henderson CDIs on the ASX, additional time may be required in order to become a holder of New Janus Henderson CDIs.

Cancellation of Janus Henderson DIs is subject to a charge, but a grace period of 14 days from the Completion Date will be provided during which Janus Henderson Shareholders can cancel their Janus Henderson DIs free of charge.

For details of the current cancellation charges or for assistance in cancelling Janus Henderson DIs and lodging cross-border instructions, holders of Janus Henderson DIs should contact the DI Depositary on 0800 073 3916 or 01534 281 842 between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays).

Other terms of the DI Deed

Holders of Janus Henderson DIs will be required to warrant, among other things, that any New Janus Henderson Shares issued or transferred to the DI Depositary (or the DI Custodian on its behalf) after the Completion Date will be free and clear of all third party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation.

Subject to certain exceptions, the DI Depositary and any custodian or agent appointed by it (and their respective officers, employees and agents) are entitled to be indemnified against all liabilities incurred in the performance of their obligations under the DI Deed. The DI Depositary may: (i) make deductions from income or capital receipts which would otherwise be due to the Janus Henderson DI holder; and/or (ii) sell the underlying New Janus Henderson Shares and make such deductions from the proceeds of sale, as may be required for this purpose or to meet any tax liability of such Janus Henderson DI holder in respect of which the DI Depositary is required to make any deduction or withholding.

The DI Deed contains provisions excluding and limiting the DI Depositary’s liability. The DI Depositary will not be liable for any acts or omissions of Janus Henderson, the CREST operator or any third party reasonably appointed by the DI Depositary outside its group to provide services in connection with the Janus Henderson DIs.

The DI Depositary may terminate the DI Deed by giving at least 30 days’ notice to Janus Henderson DI holders. The DI Depositary may amend the DI Deed by giving 40 days’ notice to Janus Henderson DI holders (other than an amendment which does not, in the reasonable opinion of the DI Depositary, materially affect the interests of former holders of Janus Henderson DIs, in which case no notice is required).

The DI Depositary (or any other duly appointed nominee or custodian) may require any holder of Janus Henderson DIs to provide information in relation to their holdings of Janus Henderson DIs on the same basis as such information may be required from a holder of New Janus Henderson Shares.

2.                                      JANUS HENDERSON CSN FACILITY

As the New Janus Henderson Shares will be listed on the NYSE, Henderson Shareholders who hold their Existing Henderson Shares in certificated form may find that holding and trading New Janus Henderson Shares directly following Completion involves US market practices and formalities that may be unfamiliar to such holders. In addition, dealing with the Transfer Agent (the equivalent of a registrar in the UK) in a different jurisdiction and time zone may prove inconvenient in certain circumstances. In light of the foregoing, Janus Henderson will arrange for the CSN Nominee to provide the Janus Henderson CSN Facility in which the CSN Nominee will act in the UK as nominee and trustee for holders of Existing Henderson Shares in certificated form who are resident in a CSN Permitted Jurisdiction.

At Completion, under Article 216 of the New Janus Henderson Articles, the New Janus Henderson Shares to which a holder of Existing Henderson Shares in certificated form immediately prior to Completion becomes entitled as a result of the Share Consolidation will automatically be transferred through DTC to the account of the DI Custodian, which will hold those New Janus Henderson Shares as custodian for the DI Depositary. The DI Depositary will issue the Janus Henderson DIs representing such New Janus Henderson Shares through CREST to the account of the CSN Nominee. The CSN Nominee will, in turn, hold those Janus Henderson DIs as nominee and trustee for former holders of Existing Henderson Shares in certificated form under the Janus Henderson CSN Facility (details of which are included in the CSN Terms and Conditions). Each CSN Participant will receive a statement of entitlement from the CSN Nominee detailing their holding and explaining how they may deal in their New Janus Henderson Shares through the Janus Henderson CSN Facility, including details of ongoing services and details of the special dealing facility, where eligible.

CSN Participants will be able to lodge a trading instruction in respect of the underlying New Janus Henderson Shares to which they are beneficially entitled to by contacting the CSN Nominee by phone on 0800 073 3916 or 01534 281 842 between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) and providing their unique holder identification number detailed on their statement. Alternatively, CSN Participants who wish to lodge a trade with a third party may withdraw from the CSN Facility (as described below) before lodging a trading instruction with their chosen third party broker (who must be capable of trading in the New Janus Henderson Shares through DTC).

All mandates, communication preferences and other instructions to Henderson in force at the Share Consolidation Record Time relating to Existing Henderson Shares shall, unless and until revoked or amended, be deemed as from the Completion Date to be valid and effective mandates, communication preferences and instructions to the CSN Nominee in relation to the Janus Henderson DIs held through the Janus Henderson CSN Facility issued in respect thereof.

Holders of Existing Henderson Shares in certificated form may, however, opt out of this Janus Henderson CSN Facility. Holders of Existing Henderson Shares in certificated form who wish to opt out of the Janus Henderson CSN Facility should contact Computershare on the shareholder helpline on either 0800 073 3916 or +44 (0) 1534 281 842 between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) no later than 4.30 p.m. on 25 May 2017.

Withdrawal from the Janus Henderson CSN Facility

CSN Participants will be able to withdraw from the Janus Henderson CSN Facility by completing the relevant form provided by the CSN Nominee and providing details of the CREST account to which the Janus Henderson DIs, or the DTC participant to which the underlying New Janus Henderson Shares, should be delivered, in accordance with the rules and practices of the CSN Nominee, CREST and DTC. CSN Participants may also request that the underlying New Janus Henderson Shares are withdrawn from the CSN Facility and registered in their name directly on the share register in DRS form (as described in paragraph 3 below).

Valid instructions received by the CSN Nominee are typically completed within 48 hours (excluding any non-working days in any relevant jurisdictions) and CSN Participants should consider these timings, and those of their chosen broker, when instructing trades on the NYSE. If seeking to trade New Janus Henderson CDIs on the ASX, additional time may be required in order to become a holder of New Janus Henderson CDIs.

Withdrawal from the Janus Henderson CSN Facility is subject to a charge, being £50 at the Latest Practicable Date, but a grace period of 30 days from the Completion Date will be provided during which CSN Participants can withdraw from the Janus Henderson CSN Facility free of charge.

Other terms of the Janus Henderson CSN Facility

The CSN Nominee will hold Janus Henderson DIs for CSN Participants on the CSN Terms and Conditions. Under the CSN Terms and Conditions, CSN Participants are the beneficial owners of the Janus Henderson DIs to which they relate and may give instructions to transfer the Janus Henderson DIs or underlying New Janus Henderson Shares. By participating in the Janus Henderson CSN Facility, CSN Participants warrant and undertake that they will not grant any liens, charges or encumbrances over their Janus Henderson DIs.

The CSN Nominee agrees to pass on communications from Janus Henderson and act on CSN Participants’ instructions to exercise voting and other rights in relation to their underlying Janus Henderson Shares (provided that it is put in funds if it is required to make any payment) and to take all reasonable steps to treat CSN Participants, so far as possible, in the same way as a registered holder of New Janus Henderson Shares, as described above for Janus Henderson DI holders.

The CSN Nominee is appointed as agent for the CSN Participants to give CREST instructions. The CSN Nominee is not responsible for losses incurred from acts or omissions of the CREST member through whom messages are delivered into CREST on its behalf or arising from CREST. CSN Participants are required to indemnify the CSN Nominee for costs and liabilities which may arise if they require the CSN Nominee to give CREST instructions which cannot be completed for any reasons connected with the CSN Participant.

The CSN Nominee may terminate a CSN Participant’s participation in the Janus Henderson CSN Facility if the CSN Participant materially breaches the CSN Terms and Conditions, in which case the CSN Nominee will transfer the underlying Janus Henderson DIs to a CREST account, or the underlying New Janus Henderson Shares to a DTC participant account, nominated by the CSN Participant or, in the absence of either CREST or DTC account information, the CSN Nominee will arrange for the CSN Participant to be placed directly on the register through DRS (as described below).

CSN Participants may be required to provide information in relation to their underlying holdings of Janus Henderson DIs on the same basis as such information may be required from a holder of New Janus Henderson Shares.

The CSN Terms and Conditions do not restrict a participant’s rights under the rules of the Financial Conduct Authority or the UK Financial Services Act 2012 and can be amended with Janus Henderson’s consent.

The CSN Terms and Conditions are annexed to this document.

3.                                      THE DIRECT REGISTRATION SYSTEM (THE “DRS”)

The Janus Henderson CSN Facility described above will not apply to Henderson Shareholders who hold their Existing Henderson Shares in certificated form immediately prior to Completion who have validly opted out, or who are ineligible to participate because they are not resident in a CSN Permitted Jurisdiction. The New Janus Henderson Shares to which such holders become entitled will be held directly through DRS and the name of each such holder will be entered as the registered owner of the relevant number of New Janus Henderson Shares. DRS is a method of recording entitlement to New Janus Henderson Shares in book-entry form which enables the Transfer Agent to maintain those shares electronically in Janus Henderson’s records on behalf of the relevant Janus Henderson Shareholder without the need for a physical share certificate to be issued. Shares held in DRS have all the traditional rights and privileges of shares held in certificated form. Janus Henderson Shareholders who receive their New Janus Henderson Shares through DRS will be sent a book-entry account statement of ownership (a “DRS Advice”) evidencing such shareholder’s ownership of New Janus Henderson Shares by the Transfer Agent after the Completion Date. Along with the statement of ownership, such Janus Henderson Shareholders will also be sent a DRS Advice FAQ containing further information about DRS, including further details on how the New Janus Henderson Shares can be held, transferred or otherwise traded through DRS. Proxy materials, annual reports and other shareholder communications will be mailed from Janus Henderson and/or its voting agent directly to the Janus Henderson Shareholders who hold their New Janus Henderson Shares through DRS.

Persons holding New Janus Henderson Shares through DRS who wish to dispose of any of their New Janus Henderson Shares may do so by contacting the Transfer Agent in the manner set out in the DRS Advice or any broker or custodian that is a DTC participant. The dealing services provided by, and fees chargeable by, different brokers may change from time to time and will vary between each broker and custodian. Any dividends paid on the New Janus Henderson Shares held through DRS will be paid to holders of New Janus Henderson Shares by cheque, provided that a holder of New Janus Henderson Shares may, if such holder so wishes and subject to certain limitations, contact the Transfer Agent requesting that payment in respect of dividends or other distributions (if any) on such New Janus Henderson Shares be made directly to such holder’s bank account (assuming, in each case, that such person remains a holder of New Janus Henderson Shares as of any relevant dividend record date). Further information will be set out in the DRS Advice FAQ.

Henderson Shareholders who receive New Janus Henderson Shares through DRS, but subsequently wish to hold the New Janus Henderson Shares through a DTC participant, may instruct their DTC broker to transfer their New Janus Henderson Shares into such DTC participant’s account. Details of the manner in which such instructions may be given are available from the Transfer Agent upon request by contacting the Transfer Agent, or by contacting their DTC broker and providing them with a copy of the DRS Advice.

Holders of New Janus Henderson shares in DRS will require their unique holder identification number, as printed on their DRS Advice, when contacting their DTC broker to trade or when transferring their New Janus Henderson Shares to such DTC broker’s account. Any such holders in DRS with questions in relation to transferring to a DTC broker should contact their chosen DTC broker for instructions, timings and any applicable fees. For questions in relation to trading New Janus Henderson shares in DRS through services provided by the Transfer Agent, please call + 1 (781) 575-2765 between 8.30 a.m. and 5.30 p.m. (Eastern time) Monday to Fridays.

PART IX

ADDITIONAL INFORMATION

1.                                      RESPONSIBILITY

Henderson and the Henderson Directors, whose names are set out in paragraph 5 of this Part IX, accept responsibility for the information contained in this document. To the best of the knowledge and belief of Henderson and the Henderson Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.                                      COMPANY INFORMATION

Henderson was incorporated and registered in Jersey on 5 August 2008 as a private company limited by shares under the name IGH Limited with registered number 101484. Its name was changed to Henderson Group plc and it was re-registered as a public company on 22 August 2008 pursuant to special resolutions passed on 19 August 2008.

Henderson’s registered office is at 47 Esplanade, St Helier, Jersey JE1 0BD.

As at the Latest Practicable Date, Henderson’s issued share capital consisted of 1,131,842,110 Existing Henderson Shares, which carry one vote each. As at the Latest Practicable Date, Henderson did not hold any Existing Henderson Shares in treasury.

Following Completion, the following information will apply in respect of the listing of the New Janus Henderson Shares on the NYSE and the ASX:

NYSE ISIN                                                                                                     JE00BYPZJM29

ASX ISIN                                                                                                             AU000000JHG6

NYSE ticker                                                                                                 JHG

ASX ticker                                                                                                         JHG(3)

3.                                      JANUS 2018 CONVERTIBLE NOTES

In June 2013, Janus issued US$116,602,000 of convertible notes (the “Janus 2018 Convertible Notes”) under a Third Supplemental Indenture, dated 19 June 2013, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee, relating to an Indenture, dated 6 November 2001, between Janus and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank).

The Janus 2018 Convertible Notes pay interest semi-annually at a rate of 0.75% per annum on 15 January and 15 July of each year, and are convertible, under certain circumstances, into cash, Janus Shares, or a combination of cash and Janus Shares, at Janus’s election. The Janus 2018 Convertible Notes will mature on July 15, 2018, unless converted or repurchased at an earlier date.

Under the terms of the Janus 2018 Convertible Notes, holders have the right to convert the Janus 2018 Convertible Notes during a period beginning 35 US trading days prior to Completion and ending 35 US trading days after Completion. To the extent that such conversion rights are exercised prior to Completion, the holders of the Janus 2018 Convertible Notes would receive Janus Shares (to the extent that Janus elected to settle in stock as opposed to cash). However, following Completion, to the extent that any conversion rights are exercised, the holders of the Janus 2018 Convertible Notes would receive New Janus Henderson Shares (to the extent that Janus Henderson elected to settle in shares as opposed to cash). The number of New Janus Henderson Shares that such holder would be entitled to receive is calculated by applying the Adjusted Exchange Ratio to the number of Janus Shares that such holder would have been entitled to receive had the conversion right been exercised prior to Completion.

In addition, in accordance with the terms of the Janus 2018 Convertible Notes, Janus Henderson will guarantee all of Janus’s obligations under the Janus 2018 Convertible Notes from Completion.

3                 Trading on the ASX will begin under the new ticker on 13 June 2017. Prior to that date, the New Janus Henderson CDIs will continue to trade on the ASX under the existing ticker, HGG.

4.                                      INFORMATION REQUIRED UNDER THE ASX LISTING RULES

The following information in relation to the New Janus Henderson Shares being issued to Janus Stockholders and holders of the Janus 2018 Convertible Notes (to the extent that they exercise their conversion rights) in connection with the Merger is required to be given to Henderson Shareholders under ASX Listing Rule 7.1 for the purpose of considering Resolution 8(c):

•                                          up to 93,489,000 New Janus Henderson Shares will be issued to Janus Stockholders and holders of the Janus 2018 Convertible Notes (to the extent that they exercise their conversion rights) in connection with the Merger;

•                                          Henderson expects to issue such New Janus Henderson Shares on the Completion Date and in any event no later than 3 months after the date on which the EGM is held;

•                                          Henderson will issue 0.4719 New Janus Henderson Shares in exchange for each Janus Share, so that the effective issue price of each New Janus Henderson Share will be the Closing Price per Existing Henderson Share on the final day of dealings in Existing Henderson Shares on the LSE (currently scheduled for 26 May 2017) multiplied by 10 (to reflect the effect of the Share Consolidation). Fractions of New Janus Henderson Shares will not be allotted or issued to holders of Janus Shares but will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to persons entitled thereto;

•                                          the New Janus Henderson Shares issued in connection with the Merger will, when issued, be credited as fully paid, will rank pari passu with all other New Janus Henderson Shares from the date of issue and will be issued on the terms set out in the New Janus Henderson Articles. In particular, all New Janus Henderson Shares will have the same right to receive and retain dividends and other distributions (if any) that are made as the Existing Henderson Shares; and

•                                          there will be no funds raised from the issue of New Janus Henderson Shares to Janus Stockholders or holders of the Janus 2018 Convertible Notes (to the extent that they exercise their conversion rights) in connection with the Merger as the issue of New Janus Henderson Shares will be in consideration for the exchange by Janus Stockholders or holders of the Janus 2018 Convertible Notes (to the extent that they exercise their conversion rights) of all of their Janus Shares to Merger Sub.

The following information in relation to the New Janus Henderson Shares being issued to Glenn Schafer, Richard Weil, Jeffrey Diermeier, Eugene Flood Jr., Lawrence Kochard and Tatsusaburo Yamamoto and their respective related parties (as defined in the ASX Listing Rules, as amended from time to time) in connection with the Merger is required to be given to Henderson Shareholders under ASX Listing Rule 10.11 for the purpose of considering Resolution 8(d):

•                                          up to 1,511,000 New Janus Henderson Shares will be issued to Glenn Schafer, Richard Weil, Jeffrey Diermeier, Eugene Flood Jr., Lawrence Kochard and Tatsusaburo Yamamoto and their respective related parties (as defined in the ASX Listing Rules, as amended from time to time) in connection with the Merger;

•                                          Henderson expects to issue such New Janus Henderson Shares on the Completion Date and in any event no later than 2 months after the date on which the EGM is held;

•                                          Henderson will issue 0.4719 New Janus Henderson Shares in exchange for each Janus Share, so that the effective issue price of each New Janus Henderson Share will be the Closing Price per Existing Henderson Share on the final day of dealings in Existing Henderson Shares on the LSE (currently scheduled for 26 May 2017) multiplied by 10 (to reflect the effect of the Share Consolidation). Fractions of New Janus Henderson Shares will not be allotted or issued to such persons but will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to persons entitled thereto;

•                                          such New Janus Henderson Shares will be issued at the same time as, and on the same terms as, New Janus Henderson Shares are issued to all other Janus Stockholders and holders of the Janus 2018 Convertible Notes (to the extent that they exercise their conversion rights) in connection with the Merger; and

•                                          there will be no funds raised from the issue of New Janus Henderson Shares in connection with the Merger as the issue of New Janus Henderson Shares will be in consideration for the exchange by Janus Stockholders of all of their Janus Shares to Merger Sub.

The following additional information in relation to the options being granted to Dai-ichi over the New Janus Henderson Shares pursuant to the Dai-ichi Option Agreement is required to be given to Henderson Shareholders under ASX Listing Rule 7.1 for the purpose of considering Resolution 11:

•                                          as described in paragraph 2 of Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements), it is proposed that 20 options will be granted to Dai-ichi, each in respect of 500,000 New Janus Henderson Shares at a strike price of 2,997.2 pence per New Janus Henderson Share, in respect of up to a total aggregate amount of 10,000,000 New Janus Henderson Shares (once automatically adjusted in accordance with the terms of the Dai-ichi Option Agreement to take account of the effect of the Share Consolidation);

•                                          in accordance with the Dai-ichi Option Agreement, Henderson will grant the options to Dai-ichi on the Completion Date (subject to and conditional upon Completion occurring) and in any event no later than 3 months after the date on which the EGM is held;

•                                          the options issued to Dai-ichi in connection with the Merger will be issued on the terms set out in the Dai-ichi Option Agreement as described in paragraph 2 of Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements); and

•                                          Dai-ichi will pay to Henderson at Completion a total aggregate amount of £19,778,800 in consideration for the grant of the options (provided that, if the requisite approval of Henderson Shareholders is not obtained at the EGM, no amount shall be due from Dai-ichi in respect of the nine options that are not covered by the authority to allot shares and disapply pre-emption rights granted by Henderson Shareholders at the 2016 annual general meeting), which will be used for working capital purposes.

Information required under ASX Listing Rule 7.20 in relation to the Share Consolidation is provided in paragraphs 17 and 18 of Part I (Letter from the Chairman of Henderson).

5.             HENDERSON DIRECTORS

The Henderson Directors and their respective functions are as follows:

Name	Current position
Richard Gillingwater	Chairman
Andrew Formica	Chief Executive
Roger Thompson	Chief Financial Officer
Phil Wagstaff	Global Head of Distribution
Sarah Arkle	Non-Executive Director
Kalpana Desai	Non-Executive Director
Kevin Dolan	Non-Executive Director
Tim How	Non-Executive Director
Robert Jeens	Non-Executive Director
Angela Seymour-Jackson	Non-Executive Director

6.             DETAILS OF KEY INDIVIDUALS OF JANUS

The key individuals of Janus and their respective functions are as follows:

Executive officers and other key employees

Name	Current position
Richard Weil	Chief Executive Officer
Jennifer McPeek	Chief Financial Officer
Bruce Koepfgen	President
David Kowalski	Chief Compliance Officer
Enrique Chang	President, Head of Investments

Directors

Name	Current position
Glenn Schafer	Chairman
Richard Weil	Chief Executive Officer
Jeffrey Diermeier	Independent Director
Eugene Flood Jr.	Independent Director
J. Richard Fredericks	Independent Director
Deborah Gatzek	Independent Director
Lawrence Kochard	Independent Director
Arnold Pinkston	Independent Director
Billie Williamson	Independent Director
Tatsusaburo Yamamoto	Independent Director

7.             BIOGRAPHIES OF JANUS HENDERSON DIRECTORS

Set out below is the business experience and principal business activities performed by the Henderson Directors and directors of Janus who will become Janus Henderson Directors from Completion:

Richard Gillingwater was appointed a director of Henderson in February 2013 and as Chairman in May 2013. Mr. Gillingwater served as Dean of Cass Business School until 2012. Prior to this, he spent 23 years in investment banking at Kleinwort Benson Group plc, before moving to BZW and, in due course becoming joint Head of Corporate Finance and then latterly Chairman of European Investment Banking at Credit Suisse First Boston (which took over BZW). After banking, he served as Chief Executive and later Chairman of the Shareholder Executive. In his non-executive career, he has been Chairman of CDC Group plc and also a non-executive director of P&O, Debenhams, Homebase, Tomkins, Qinetiq Group, Kidde, Hiscox and Wm Morrison Supermarkets. He is currently the Chairman of SSE plc and a non-executive director of Helical Bar plc. Mr. Gillingwater holds an MA in Law, St Edmund Hall, Oxford University and an MBA from the International Institute for Management Development (IMD) in Lausanne. Mr. Gillingwater is a qualified solicitor.

Glenn Schafer has served as a director of Janus since December 2007 and Chairman of the Janus Board since April 2012. Mr. Schafer served as a director of the Michigan State University Foundation from 2004 to 2014, as a non-executive Chairman of Beckman Coulter, Inc. from 2009 to 2011 and as a member of the board of directors for Scottish Re Group from 2006 to 2007. He also served as Vice Chairman of Pacific Life Insurance Company from April 2005 until his retirement in December 2005. Prior to that, Mr. Schafer was a member of Pacific Life Insurance Company board of directors and President of Pacific Life from 1995 to 2005. Mr. Schafer has been a director of Mercury General Corporation since October 2015 and a director of Genesis Healthcare, Inc. since 2006. He also currently serves as a director of GeoOptics LLC. Mr. Schafer graduated from Michigan State University with a Bachelor of Science degree in Accounting and holds an MBA in Finance from the University of Detroit.

Andrew Formica was appointed Executive Director and Chief Executive of Henderson in November 2008. He has been with Henderson and in the fund management industry since 1998. Mr. Formica has held various senior roles with Henderson and he has been a member of the executive committee since 2004. Prior to being appointed Chief Executive, he served as Joint Managing Director of the Listed Assets business (from September 2006) and as Head of Equities (from September 2004). In the early part of his career, he was an equity manager and analyst for Henderson. Mr. Formica was a director of TIAA Henderson Real Estate Limited from April 2014 to July 2015. Mr. Formica is the senior independent director of the board of The Investment Association and has served as a non-executive director of Hammerson plc since November 2015. Mr. Formica received a BEcon and MA in Economics from Macquarie University and a MBA from London Business School. He is a Fellow of the Institute of Actuaries in both the UK and Australia.

Richard Weil has served as Chief Executive Officer and as a director of Janus since February 2010. He also serves as a member of Janus’s executive committee and a member of the board of directors of two Janus subsidiaries. Mr. Weil was Global head of PIMCO Advisory from February 2009 until joining Janus in February 2010. He was a member of the board of trustees for the PIMCO funds from February 2009 to February 2010 and PIMCO’s Chief Operating Officer from 2000 to 2009, during which time he led the development of PIMCO’s global business, founded PIMCO’s German operations, was responsible for PIMCO’s operations, technology, fund administration, finance, human resources, legal, compliance, and distribution functions, managed PIMCO’s non-U.S. offices, and served on PIMCO’s executive committee. Mr. Weil was general counsel for PIMCO Advisors LP from January 1999 to August 2000. He also worked in the hedge fund business of Bankers Trust Global Asset Management from 1994 to 1995 and was an attorney with the law firm Simpson Thacher & Bartlett LLP from September 1989 to 1994. Mr. Weil was a member of the Security Industry and Financial Markets Association’s board of directors and chaired the Security Industry and Financial Markets Association’s asset management industry group until 2010. Mr. Weil has a BA in Economics from Duke University and a JD from the University of Chicago Law School.

Sarah Arkle has served as a Henderson Non-Executive Director since September 2012. Ms. Arkle has been in the financial industry for over 35 years. She joined Allied Dunbar Asset Management in 1983, which became Threadneedle in 1994. She served as non-executive Vice Chairman of Threadneedle Asset Management Ltd until the end of July 2012 and as Chief Investment Officer until December 2010, a role she held for 10 years. She was instrumental in establishing Threadneedle’s investment process and recruiting a number of the firm’s senior fund managers. Previously, Ms. Arkle worked at the Far Eastern stockbroker WI Carr (Overseas) Limited and was an advisor to the South Yorkshire Pension Fund. Ms. Arkle currently serves as a non-executive director of Foreign & Colonial Investment Trust plc and J.P. Morgan Emerging Markets Investment Trust plc and as a member of the

Newnham College, Cambridge Investment Committee and of the Finance Committee of the Royal Commission for the Exhibition of 1851. Ms. Arkle holds an MA in Management Studies from Cambridge University.

Kalpana Desai has served as a Henderson Non-Executive Director since October 2015. Ms. Desai has over 30 years of international advisory and investment banking experience, primarily gained in the Asia-Pacific region. Until 2013, Ms. Desai was Head of Macquarie Capital Asia, the investment banking division of Macquarie Group Limited, headquartered in Australia. Prior to this, she was Head of the Asia-Pacific Mergers & Acquisitions Group and a Managing Director from 2001 in the investment banking division of Bank of America Merrill Lynch based in Hong Kong, having joined that firm in 1998. Earlier, Ms. Desai worked in the corporate finance divisions of Barclays de Zoete Wedd in London and Hong Kong and at J. Henry Schroder Wagg in London, having started her career in the financial services division of Coopers & Lybrand Consulting in London. She was a member of the Takeovers and Mergers Panel of the Securities and Futures Commission in Hong Kong from 2007 to 2014. Ms. Desai is currently a Non-Executive Director of Canaccord Genuity Group Inc, headquartered in Canada. Ms. Desai has a BSc with Honours in Economics from the London School of Economics and Political Science and qualified as a Chartered Accountant (ACA) with Coopers & Lybrand (now PricewaterhouseCoopers) in London in 1991.

Jeffrey Diermeier has served as a director of Janus since March 2008. Mr. Diermeier is a director of the University of Wisconsin Foundation, a non-profit fundraising and endowment management organisation, and former chairman of its Investment Committee. In January 2011, Mr. Diermeier became a director of Adams Street Partners, a private equity firm located in Chicago. At the end of 2010, he became a co-owner and Chairman of L.B. White Company, a heating equipment manufacturer. He is also a minority owner of Stairway Partners, LLC, a registered investment adviser located in Chicago, and was an advisory board member from 2005 to December 2012. He was a trustee of the Board of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board and the Government Accounting Standards Board, from January 2009 to December 2015 and Chairman of the Trustees from November 2012 to December 2015. From 2005 until January 2009, he served as president and chief executive officer of the CFA Institute, a non-profit educational organisation for investment professionals in Charlottesville, Virginia, and in a number of capacities in the global asset management division of UBS and predecessor organisations, primarily Brinson Partners, Inc., beginning as an equity analyst and culminating as its global chief investment officer from 2000 to 2004. Mr. Diermeier holds the Chartered Financial Analyst designation. Mr. Diermeier has a BBA in Finance and Investments from the University of Wisconsin and an MBA in Finance and Investments from the University of Wisconsin — Madison.

Kevin Dolan has served as a Henderson Non-Executive Director since September 2011. Mr. Dolan has been in the financial services industry for over 36 years; he has extensive experience in working in large global Investment Management organisations, as well as in M&A transactions, both in Europe and the U.S. Mr. Dolan has held various executive positions, including as Chief Executive of the Asset Management Division of Bank of Ireland Group and Chief Executive of Edmond de Rothschild Asset Management. He spent 10 years with the AXA Group, in London, New York and Paris where he served as Chief Executive Officer of AXA Investment Managers Paris, and Global Deputy Chief Executive Officer of AXA Investment Managers. He was Chief Executive of La Fayette Investment Management in London from 2006 until 2009. Mr. Dolan was a director of Meeschaert Gestion Privée until 2015, is the founding partner of Anafin LLC, and a senior advisor to One Peak Partners. Mr. Dolan has a BS in Business Administration from Georgetown University.

Eugene Flood Jr. has served as a director of Janus since January 2014. Mr. Flood also serves as chairman of the advisory board for the Institute for Global Health and Infectious Diseases at the University of North Carolina Chapel Hill, a trustee of the Financial Accounting Foundation and a director of the Research Corporation for Science Advancement since 2015. Previously, Mr. Flood served as a director of The Foundation for the Carolinas from 2012 to 2015. He was executive vice president of TIAA-CREF from 2011 until his retirement in 2012, served on the CREF board of trustees and the TIAA-CREF mutual fund board of trustees for seven years, chairing the investment committee. Prior to joining TIAA-CREF as an executive in 2011, Mr. Flood spent 12 years with Smith Breeden Associates, a North Carolina-based fixed income asset manager, as president and chief executive officer. Mr. Flood also served with Morgan Stanley in a range of trading and investment positions from 1987 to 1999 and was an assistant professor of finance at Stanford Business School from 1982 to 1987. Mr. Flood earned a Bachelor of Arts degree in Economics from Harvard University and a PhD in Economics from the Massachusetts Institute of Technology.

Lawrence Kochard has served as a director of Janus since March 2008. Mr. Kochard is the chief executive officer of the University of Virginia Investment Management Company, and a director of the Virginia Commonwealth University Investment Management Company. Mr. Kochard has served as a director and the chair of the investment committee for the Virginia Environmental Endowment since 2013 and a member of the investment advisory committee of the Virginia Retirement System since March 2011. He previously served as the chairman of the College of William & Mary Investment Committee from 2005 to October 2011. From 2004 to 2010, he was the chief investment officer for Georgetown University and from 2001 to 2004 he was managing director of equity and hedge fund investments for the Virginia Retirement System. Mr. Kochard worked as an assistant professor of finance at the McIntire School of Commerce at the University of Virginia from 1999 to 2001. He started his career in financial analysis and planning, corporate finance and capital markets for E.I. DuPont de Nemours and Company, Fannie Mae and The Goldman Sachs Group, Inc. Mr. Kochard holds the Chartered Financial Analyst designation. Mr. Kochard has a BA in Economics from the College of William & Mary, an MBA in Finance and Accounting from the University of Rochester, an MA in Economics from the University of Virginia and a PhD in Economics from the University of Virginia.

Angela Seymour-Jackson has served as a Henderson Non-Executive Director since January 2014. Ms. Seymour-Jackson has over 25 years’ experience in retail financial services. She has held various senior marketing and distribution roles in Norwich Union Insurance, General Accident Insurance, CGU plc and Aviva. She was Chief Executive Officer of RAC Motoring Services Limited from 2010 until 2012 and led its sale to Carlyle. She was Managing Director of the Workplace Solutions Division at Aegon U.K. from 2012 until September 2016. Ms. Seymour-Jackson is also a non-executive director of Rentokil Initial plc, esure Group plc and is Deputy Chair and Senior Independent Director at Gocompare.com Group plc, which listed on the LSE on 3 November 2016. Ms. Seymour-Jackson is also a Senior Advisor to Lloyds Banking Group (insurance). Ms. Seymour-Jackson has a BA (Hons) in French and European Studies from the University of East Anglia, a diploma from the Chartered Institute of Marketing and an MSc in Marketing from Anglia Polytechnic University.

Tatsusaburo Yamamoto has served as a director of Janus since July 2015. Mr. Yamamoto is currently Executive Officer and General Manager, Investment Planning Department, of The Dai-ichi Life Insurance Company, Limited (“Dai-ichi Life”) and has worked in many different capacities for Dai-ichi Life over his 27 year career with the firm. Prior to his current role, Mr. Yamamoto served as Managing Director of Dai-ichi Life International (Asia Pacific) Limited. Mr. Yamamoto was appointed to the Janus Board after being designated by Dai-ichi Life as its representative for appointment to the Janus Board. This right was granted to Dai-ichi Life as a result of the existing Investment and Strategic Cooperation Agreement between Dai-ichi Life and Janus. In connection with such agreement, Mr. Yamamoto has previously worked with Janus management as a member of the strategic alliance coordination committee, which seeks to further the goals of the strategic alliance and enhance product distribution opportunities. Mr. Yamamoto has a has a Bachelor of Arts in Economics from WASEDA University.

8.             BIOGRAPHIES OF EXECUTIVE COMMITTEE

Set out below is the business experience and principal business activities performed by the key employees of Henderson and Janus who will be members of the Executive Committee from Completion:

Roger Thompson was appointed an Executive Director and Chief Financial Officer of Henderson in June 2013. He joined Henderson from J.P. Morgan Asset Management where he served most recently as Global Chief Operating Officer and was previously Head of UK and, prior to that, International CFO. In his 19 year career at J.P. Morgan, Mr. Thompson held a broad range of roles and worked internationally, spending time in Tokyo, Singapore and Hong Kong. He has wide-ranging asset management experience, both in the UK and internationally. Mr. Thompson holds a BA in Accountancy and Economics from Exeter University and is a member of the Institute of Chartered Accountants in England and Wales.

Jennifer McPeek has served as the Chief Financial Officer of Janus since August 2013 and as an Executive Vice President of Janus since January 2014. In Ms. McPeek’s current role, she serves as a member of the Janus executive committee and oversees Janus’s finance, corporate accounting, and tax departments. Prior to taking over as CFO of Janus, Ms. McPeek served as Senior Vice President of Corporate Finance and Treasurer of Janus, overseeing the financial planning, investor relations, treasury, and corporate development functions of Janus. Prior to joining Janus in 2009, Ms. McPeek was senior vice president of strategic planning at ING Investment Management—Americas Region from 2005 to 2009. Ms. McPeek previously served as an Associate Principal at McKinsey and Company in their corporate strategy and finance practice from 1995 to 2001, and previously worked in the investment banking industry for Bank of Boston and Goldman, Sachs & Company from 1991 to 1995. Ms. McPeek holds a BA (magna cum laude) in Mathematics from Duke University and an MS degree in Financial Engineering from the Massachusetts Institute of Technology. Ms. McPeek holds the Chartered Financial Analyst designation.

Phil Wagstaff was appointed an Executive Director of Henderson in May 2016. He has over 28 years of experience in the fund management industry and has been the Global Head of Distribution at Henderson since 2012. Prior to this he was Global Head of Distribution at Gartmore Investment Management Limited from 2007 to 2011, and he has also held managing director roles in UK Retail with both New Star Asset Management (2005 — 2007) and M&G Investments (2000 — 2004). He was previously at Henderson from 1994 to 1997 as London Regional Sales Director. He has in-depth knowledge of global distribution and extensive client-focused experience. Mr. Wagstaff holds a BA in Accounting from the University of Central Lancashire.

Bruce Koepfgen has served as the President of Janus since August 2013 and as a member of the Janus executive committee since 2011. Mr. Koepfgen joined Janus in May 2011 as Executive Vice President and served as Janus Chief Financial Officer from July 2011 to August 2013. He has also served as President and Chief Executive Officer of the Janus Investment Fund and Janus Aspen Series Trusts (appointed in July 2014), and the Detroit Street Trust and Clayton Street Trust (appointed to both in February 2016). Mr. Koepfgen currently serves as a member of the board of directors of INTECH, and the board of managers of Perkins Investment Management LLC, both of which are subsidiaries of Janus. Prior to joining Janus, Mr. Koepfgen was Co-CEO of Allianz Global Investors Management Partners and CEO of Oppenheimer Capital from 2003 to 2009. From August 2010 through October 2011, Mr. Koepfgen served as a director of the Mortgage Guaranty Insurance Corporation and as a director of Thermo Fisher Scientific from May 2005 through September 2008. Mr. Koepfgen was previously a managing director of Salomon Brothers Inc. where he held various positions from 1976 to 1999, and he was president and principal of Koepfgen Company LLC, a management consulting organisation, from 1999 to 2003. Mr. Koepfgen has a bachelor of science degree in business administration from the University of Michigan and an MBA from the Northwestern University J.L. Kellogg Graduate School of Management.

Rob Adams has served as the Executive Chairman, Asia Pacific, of Henderson since 2012 and as a member of the Henderson executive committee since 2014. Mr. Adams has more than 25 year experience in fund management businesses, both in Australia and the UK. Prior to joining Henderson in 2012, he was Chief Executive Officer of Challenger Funds Management, the fund management arm of Challenger Limited, an ASX 100 company. From 2000 to 2003, Mr. Adams served as the inaugural Chief Executive of First State Investments UK, having created that firm through the merger of Stewart Ivory and Colonial First State Investments (UK) in 2000. From 1992 to 2000, he served as General Manager, Distribution and Marketing, for Colonial First State Investments Australia. Mr. Adams has a Bachelor of Business from the University of Technology, Sydney.

David Kowalski has served as Chief Compliance Officer of Janus and Janus Open-end Mutual Funds since joining the organisation in April of 2000. Mr. Kowalski was appointed as CCO to the Janus Exchange Traded Funds in February of 2016. In Mr. Kowalski’s current role, he serves as Senior Vice President responsible for compliance on behalf of the Janus’s global organisation and reports to the Janus Capital Group Audit Committee, the Trustees of the Janus Investment Fund and Janus Aspen Series, the Trustees of the Detroit Street Trust and Clayton Street Trust as well as Janus’s Chief Executive Officer. Mr. Kowalski is a member of the Operating, Ethics, Anti-Money Laundering, Corporate Disclosure, Data Privacy, Fund Disclosure, and Global Risk Committees, sits on the board of the Janus Foundation and is Janus’s Anti-Money Laundering Officer. Prior to joining Janus in 2000, Mr. Kowalski was Senior Vice President, Director—Mutual Fund Compliance for the Van Kampen Funds, a Morgan Stanley Dean Witter Company, from 1985 to 1999. He served in various capacities overseeing distributor, investment adviser and investment company compliance for 50 open-end funds, 39 closed-end funds and 3,000 unit investment trusts. Mr. Kowalski previously served as Assistant Vice President at Security Pacific Clearing and Services Corporation from 1981 to 1985 where he managed the Chicago clearing operations office. Mr. Kowalski attended the University of Illinois at Chicago from 1975-1979 and holds FINRA Financial and Operations, General Securities, General Securities Representative, Municipal Securities Principal, and Registered Options Principal licenses.

Jacqui Irvine has served as General Counsel of Henderson since 2011, as the Company Secretary of Henderson since 2012 and as a member of the Henderson executive committee since 2012. Ms. Irvine joined Henderson in 1996 and served as Director of Legal of Henderson from 2009 to 2011. She is responsible for the global legal and secretarial functions of Henderson. Ms. Irvine has a Bachelor of Arts from Wits University.

Enrique Chang has served as President, Head of Investments of Janus since April 2016. Mr. Chang has more than 28 years of financial industry experience. Upon joining Janus in September 2013, Mr. Chang was Chief Investment Officer, Equities and Asset Allocation. Mr. Chang has also served as a Portfolio Manager on the Janus Global Allocation strategies since 2015 and as a member of the Janus executive committee since 2013. From 2006 to 2013, Mr. Chang held various positions at American Century Investments, headquartered in Kansas City, MO, including serving as a director, chief investment officer and executive vice president from 2007 to 2013. Mr. Chang served as president for Munder Capital Management from 2004 to 2006. Prior to that, he held a number of senior investment management positions at Vantage Global Advisor (from 1997 to 2000), J&W Seligman and Co. (2007) and General Reinsurance Corporation (from 1993 to 1997). Mr. Chang holds a Bachelor’s degree in

Mathematics from Fairleigh Dickinson University and Masters’ degrees in Finance/Quantitative Analysis and in Statistics & Operations Research from New York University.

9.             HENDERSON DIRECTORS’ INTERESTS IN HENDERSON

9.1          Henderson Directors’ interests in Existing Henderson Shares

The interests of the Henderson Directors in the share capital of Henderson as at the Latest Practicable Date, and as expected to subsist immediately following Completion, are as follows:

			Interests in New Janus
	Interests in Existing		Henderson Shares
	Henderson Shares as at		immediately
	the Latest Practicable Date		following Completion
	Number of	Percentage of	Number of	Percentage
	Existing	existing issued	New Janus	of issued
	Henderson	share	Henderson	share
Director	Shares	capital (%)	Shares	capital (%)

Richard Gillingwater	36,114	0.003	3,611	0.002
Andrew Formica	4,713,019	0.416	471,301	0.235
Roger Thompson	202,696	0.018	20,269	0.010
Phil Wagstaff	329,317	0.029	32,931	0.016
Sarah Arkle	20,663	0.002	2,066	0.001
Kalpana Desai	20,000	0.002	2,000	0.001
Kevin Dolan	3,083	0.000	308	0.000
Tim How	11,780	0.001	1,178	0.001
Robert Jeens	14,694	0.001	1,469	0.001
Angela Seymour-Jackson	11,082	0.001	1,108	0.001

9.2          Henderson Directors’ interests in share awards under Henderson Share Plans

The Henderson Directors held the following options and/or awards over Existing Henderson Shares under the Henderson Share Plans as at the Latest Practicable Date.

			Number of
			Existing
			Henderson	Market price
			Shares under	at date of
	Henderson	Date of	options/	award	Vesting	Exercise
	Share Plan	grant	awards	(pence)	period	period

Andrew Formica	BAYE	Accumulated monthly	66,732	n/a	n/a	n/a
	LTIP	01/04/2014	279,133	265.7	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	LTIP	01/05/2015	751,879	280.3	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	LTIP	24/03/2016	840,000	250.00	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	SAYE (Sharesave)	01/06/2014	4,205	249.7	3 years	6 months from vesting
	SAYE (Sharesave)	01/06/2015	3,964	287.3	3 years	6 months from vesting

	Henderson Share Plan	Date of grant	Number of Existing Henderson Shares under options/ awards	Market price at date of award (pence)	Vesting period	Exercise period
Roger Thompson	BAYE	Accumulated monthly	7,986	n/a	n/a	n/a
	LTIP	08/08/2013	343,000	168.7	Vested	April 2021
	LTIP	01/04/2014	131,616	265.7	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	LTIP	01/05/2015	354,457	280.3	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	LTIP	24/03/2016	400,000	250.00	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	SAYE (Sharesave)	01/06/2014	8,411	249.7	3 years	6 months from vesting
	DEP	01/04/2014	12,517	263.65	3 years	n/a
	DEP	07/04/2015	29,526	287.8792	One tranche vests after 2 years; one tranche vests after 3 years	n/a
	DEP	01/04/2016	44,500	253.9	1/3rd vests each year	n/a
Phil Wagstaff	BAYE	Accumulated monthly	23,511	n/a	n/a	n/a
	LTIP	01/04/2014	116,600	265.7	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	LTIP	01/05/2015	267,812	280.3	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	LTIP	24/03/2016	282,000	250.00	2/3rd vests at 3 years; 1/3rd vests at 4 years	5 years from vesting
	SAYE (Sharesave)	01/06/2014	4,205	249.7	3 years	6 months from vesting
	SAYE (Sharesave)	01/06/2016	4,368	258.6	3 years	6 months from vesting
	DEP	01/04/2014	24,993	266.741	3 years	n/a
	DEP	07/04/2015	52,648	287.8792	One tranche vests after 2 years; one tranche vests after 3 years	n/a

	Henderson Share Plan	Date of grant	Number of Existing Henderson Shares under options/ awards	Market price at date of award (pence)	Vesting period	Exercise period
Phil Wagstaff (continued)	DEP	01/04/2016	85,832	251	1/3rd vests each year	n/a
	RSP	19/05/2016	613,447	245.9	3 tranches, vesting on 2nd, 3rd and 4th anniversary of grant	n/a

10.          HENDERSON DIRECTORS’ SERVICE AGREEMENTS AND ARRANGEMENTS

10.1        Executive Henderson Directors

The terms of the current service agreements of Henderson’s Executive Directors are set out below.

Andrew Formica

Mr. Formica is employed by Henderson under a service agreement dated and effective since 5 November 2008.

The service agreement is terminable by Henderson giving not less than 12 months’ written notice or by Mr. Formica giving not less than 6 months’ written notice. Where notice of termination has been served by Henderson, in lieu of the 12 months’ notice period, Henderson may make a lump sum payment of one year’s base salary, but no payment will be made in lieu of bonus, pension or other benefits in respect of the notice period. Henderson may terminate Mr. Formica’s service agreement immediately, with no liability to make any further payment, in certain cases of his misconduct or resignation from directorship of Henderson.

Mr. Formica’s base salary for the year ending 31 December 2016 was £432,500. Mr. Formica may receive an annual bonus at the direction of the Henderson remuneration committee, based on performance against a scorecard of financial targets and the achievements of non-financial objectives, an element of which is subject to mandatory deferral in accordance with Henderson’s deferral policy.

Roger Thompson

Mr. Thompson is employed by Henderson under a service agreement dated and effective since 11 April 2013.

The service agreement is terminable by Henderson giving not less than 12 months’ written notice or by Mr. Thompson giving not less than 6 months’ written notice. Where notice of termination has been served by Henderson, in lieu of the 12 months’ notice period, Henderson may make a lump sum payment of one year’s base salary, but no payment will be made in lieu of bonus, pension or other benefits in respect of the notice period. Henderson may terminate Mr. Thompson’s service agreement immediately, with no liability to make any further payment, in certain cases of his misconduct or resignation from directorship of Henderson.

Mr. Thompson’s base salary for the year ending 31 December 2016 was £350,000. Mr. Thompson may receive an annual bonus at the direction of the Henderson remuneration committee, based on performance against a scorecard of financial targets and the achievements of non-financial objectives, an element of which is subject to mandatory deferral in accordance with Henderson’s deferral policy.

Phil Wagstaff

Mr. Wagstaff is employed by Henderson under a service agreement dated and effective since 24 May 2016.

The service agreement is terminable by Henderson giving not less than 12 months’ written notice or by Mr. Wagstaff giving not less than 6 months’ written notice. Where notice of termination has been served by Henderson, in lieu of the 12 months’ notice period, Henderson may make a lump sum payment of one year’s base salary, but no payment will be made in lieu of bonus, pension or other benefits in respect of the notice period. Henderson may terminate Mr. Wagstaff’s service agreement immediately, with no liability to make any further payment, in certain cases of his misconduct or resignation from directorship of Henderson.

Mr. Wagstaff’s base salary for the year ending 31 December 2016 was £375,000. Mr. Wagstaff may receive an annual bonus at the direction of the Henderson remuneration committee, based on performance against a scorecard of financial targets and the achievements of non-financial objectives, an element of which is subject to mandatory deferral in accordance with Henderson’s deferral policy.

10.2        Non-Executive Henderson Directors

The date of appointment and fees paid to the Henderson Non-Executive Directors in 2016 are as follows:

Name	Date of appointment	Base fee	Committee chair fee	Committee member fee	Senior independent director fee
Richard Gillingwater	6 February 2013	220,000	—	—	—
Sarah Arkle	5 September 2012	62,500	22,500	11,500	—
Kalpana Desai	5 October 2015	62,500	—	11,500	—
Kevin Dolan	26 September 2011	62,500	—	11,500	—
Tim How	28 November 2008	62,500	22,500	11,500	12,500
Robert Jeens*	29 July 2009	62,500	25,000	11,500	—
Angela Seymour-Jackson	23 January 2014	62,500	—	11,500	—

*Mr Jeens’ fee includes an additional fee of £2,500 for responsibility for the Conflicts of Interest Committee, a sub-committee of the Audit Committee.

The Henderson Non-Executive Directors are currently subject to annual re-election by Henderson Shareholders in general meeting and are normally expected to serve for two three-year terms, although the Henderson Board may invite a Non-Executive Director to serve for an additional period. The appointment of a Henderson Non-Executive Director can be terminated on one month’s written notice by Henderson or the relevant Henderson Non-Executive Director.

Each Henderson Non-Executive Director is entitled to reimbursement of reasonable expenses incurred in the course of their duties. The Henderson Non-Executive Directors do not participate in any of Henderson’s bonus, incentive or pension schemes or retirement benefits and are not entitled to any benefit upon the termination of their appointment.

10.3        Henderson severance and retention programs; redundancy agreements

The terms of the Merger Agreement permit Henderson to make severance payments up to a total aggregate amount of US$4 million and pay retention bonuses up to an aggregate amount of US$11 million to such employees of Henderson and its affiliates as determined by Henderson in its sole discretion. None of the Henderson Directors is a party to such severance and retention agreements.

In addition, under the terms of the Merger Agreement, Henderson is permitted to enter into redundancy agreements in connection with Completion. Henderson and Janus have agreed that the aggregate cost of any such redundancy agreements across both the Henderson and Janus workforces is expected to be approximately US$65 million. None of the Henderson Directors is a party to such redundancy agreements.

11.          JANUS EXECUTIVE OFFICERS’ SERVICE AGREEMENTS AND ARRANGEMENTS

Janus is not party to service agreements with its executive officers. The terms of change in control and severance agreements with Janus’s executive officers are set out below.

11.1        Change in control and severance agreements

Change in control agreement with Richard Weil

Janus is party to a change in control agreement with Mr. Weil providing for severance benefits in the event of a qualifying termination of employment following consummation of a “change in control” (which includes Completion). The change in control agreement provides that, if, within two years following a change in control, Mr. Weil’s employment is terminated by Janus (other than for cause or due to death or disability) or by Mr. Weil for “good reason” (as defined below), Janus will pay to Mr. Weil the following: (i) two times his cash compensation (including his target annual cash bonus) in the calendar year immediately preceding his termination of employment (or, if higher, in the calendar year prior to the change in control), (ii) two times the value of Janus’s contributions made on his behalf to the Janus 401(k) and ESOP in the four calendar quarters prior to his termination of employment (or if higher, in the four calendar quarters prior to the change in control), (iii) continued medical, dental, and vision insurance benefits for up to two years for him and his dependents, and (iv) outplacement services for three months. The change in control agreement does not provide for a gross-up payment arising from any excise tax under section 4999 of the Code, and payments under the change in control agreement will be reduced if such reduction results in a higher after-tax payment to the executive officer than if the full amounts were paid.

For purposes of Mr. Weil’s change in control agreement, “good reason” means the occurrence of any one of the following events: (i) a material negative change in the nature or status of his responsibilities; (ii) a material negative change in his aggregate target compensation or an adverse change to the compensation calculation methodology; (iii) a relocation of his principal place of employment to a location more than forty miles from his current principal place of employment or a requirement to be based anywhere other than such principal place of employment that results in a material negative change to him; (iv) any purported termination of his employment which did not comply with the applicable notice of termination requirements under the change in control agreement; or (v) a failure to assign his employment-related agreements to a successor company. Pursuant to a letter agreement between Mr. Weil and Janus, dated 29 September 2016, Mr. Weil has agreed that the mutually agreed changes in his title, reporting relationship, duties, responsibilities and principal place of employment described therein would not constitute “good reason” for purposes of any of Mr. Weil’s change in control, employment, severance, long term incentive or other agreements with Janus or its affiliates.

Change in control agreements with Jennifer McPeek and Enrique Chang

Janus is party to change in control agreements with Ms. McPeek and Mr. Chang providing for severance benefits in the event of a qualifying termination of employment following the consummation of a change in control of Janus (which includes Completion). The change in control agreements provide that, if, within two years following a change in control, the executive officer’s employment is terminated by Janus (other than for cause or due to death or disability) or by the executive officer for “good reason” (as defined below), Janus will pay to the executive officer the following: (i) one and a half times the sum of his or her base salary plus annual cash bonus earned with respect to the calendar year ending prior to the date of such termination; and (ii) outplacement services for three months. In addition, in the event the executive officer’s employment is terminated for any reason within two years following a change in control, Janus will pay to the executive officer an amount equal to his or her regular annual bonus compensation earned in respect of the calendar year ending prior to the date of such termination, pro-rated for the year of termination. The change in control agreement does not provide for a gross-up payment arising from any excise tax under section 4999 of the Code, and any payments under the change in control agreement will be reduced if such reduction results in a higher after-tax payment to the executive officer than if the full amounts were paid.

For purposes of these executive officers’ change in control agreements, “good reason” means the occurrence of any one of the following events: (i) a material negative change in the nature, status or scope of his or her responsibilities (other than specific changes agreed to in connection with Completion); (ii) a material negative change in his or her base salary; or (iii) the relocation of his or her principal place of employment that results in an increase in his or her daily commute by more than 40 miles in one direction (other than as agreed to in connection with Completion, in the case of Mr. Chang).

11.2        Payments pursuant to Janus Deferred Compensation Plans

Janus Income Deferral Program

Amounts deferred by Janus executive officers under the Janus Amended and Restated Income Deferral Program will be distributed to participating Janus executive officers in a lump sum in connection with the occurrence of a change in ownership of Janus (including Completion), regardless of whether such executive officer remains employed at Janus Henderson following Completion. Ms. McPeek is the only Janus executive officer currently participating in the Income Deferral Program and will receive a cash lump sum payment equal to US$312,867 in respect of her fully vested account balance under such plan in connection with Completion.

Janus Director Deferred Fee Plan

Amounts deferred by Janus directors under the Janus Director Deferred Fee Plan will be distributed to participating Janus directors whose service terminates upon Completion. J. Richard Fredericks currently participates in the Janus Director Deferred Fee Plan and will receive a payment equal to US$388,302 in respect of his fully vested account balance under such plan in connection with his termination of service on the Janus Board following Completion.

11.3                        Janus Mutual Fund Units

Pursuant to the Amended and Restated Janus Capital Group Inc. Mutual Fund Share Investment Plan, Janus grants eligible employees (including Janus executive officers) long-term incentive awards in the form of cash-based mutual fund units, which we refer to as Janus MFU Awards, that are subject to a four year ratable vesting schedule and credited with income, gains and losses based on the performance of the Janus mutual fund investments selected by the recipient from a list of Janus-designated mutual funds.

Janus MFU Awards are subject to accelerated vesting if there is a change in control of Janus (including Completion) and within two years of the change in control, the recipient’s employment is terminated either by Janus without cause or by the recipient for “good reason” (including a material diminution in duties, a reduction in compensation, or a relocation of the recipient’s principal place of employment). Upon vesting, the recipient will receive the cash value of the Janus MFU Award adjusted for earnings or losses attributed to the mutual funds to which the award was indexed.

12.                               SIGNIFICANT HENDERSON SHAREHOLDERS

So far as the Henderson Directors are aware, the following persons are, or will at Completion be, interested, directly or indirectly, in 3% or more of the issued share capital of Henderson or, following Completion, Janus Henderson based on the assumption that the holdings of such persons in Henderson or Janus (as applicable) do not change, 86,970,130 New Janus Henderson Shares are issued in connection with the Merger and no other issues of Existing Henderson Shares occur between the date of this document and Completion:

	Interests in Existing		Interests in New
	Henderson		Janus Henderson
	Shares as at the Latest		Shares immediately
	Practicable Date		following Completion
	Number of	Percentage of	Number of	Percentage
	Existing	existing	New Janus	of
	Henderson	issued share	Henderson	issued share
Name	Shares	capital (%)	Shares	capital (%)
Perpetual Limited	165,604,501	14.63	16,560,450	8.27
Silchester International Investors LLP	56,661,381	5.01	5,666,138	2.83
The Capital Group Companies, Inc.	56,242,825	4.97	5,624,282	2.81
Commonwealth Bank of Australia	56,052,098	4.95	5,605,209	2.80
Bennelong Fund Management Group Pty Ltd	46,533,660	4.11	4,653,366	2.32
AMP Limited	34,535,238	3.05	3,453,523	1.73
JCP Investment Partners Limited	34,300,553	3.03	3,430,055	1.71
Dai-ichi Life Holdings, Inc.	—	—	17,168,922	8.58
BlackRock, Inc.	—	—	6,940,645	3.47

13.                               MATERIAL CONTRACTS

13.1                        Henderson

In addition to the agreements and arrangements summarised in Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements) of this document, no contract has been entered into other than the following (other than in the ordinary course of business) by any member of the Henderson Group either: (i) within the period of two years immediately preceding the date of this document, which are, or may be, material; or (ii) which contain any provision under which any member of the Henderson Group has an obligation or entitlement which is material to the Henderson Group as at the date of this document:

Janus Henderson Group Facility Agreement

On 16 February 2017, Henderson entered into a five-year, US$200 million unsecured, multi-currency revolving credit facility (the “Janus Henderson Facility”) with, amongst others, Bank of America Merrill Lynch International Limited as facility agent. The Janus Henderson Facility includes an option for Janus Henderson to request an increase to the overall amount of the Janus Henderson Facility of up to an additional US$50 million (or such other larger amount agreed by all the lenders). The Janus Henderson Facility has a maturity date of 16 February 2022 with two one year extension options which can be exercised at the discretion of Janus Henderson with the lenders’ consent on the first and second anniversary of the date of the agreement, respectively. The Janus Henderson Facility is guaranteed by Janus (but only for such period as the Janus 2025 Notes (as defined below) and the Janus 2018 Convertible Notes are outstanding in each case with Janus as issuer).

The Janus Henderson Facility will be available upon Completion and may be used for general corporate purposes. The Janus Henderson Facility bears interest on borrowings outstanding at the relevant interbank offer rate plus a spread, which is based on Janus’s credit rating, provided that if, following Completion, Janus Henderson obtains two or more credit ratings, then the credit rating in respect of Janus Henderson shall then be the relevant credit rating for the purposes of determining applicable margin.

The Janus Henderson Facility contains a financial covenant with respect to leverage. The financing leverage ratio (consolidated total net borrowings to adjusted consolidated EBITDA) cannot exceed 3.00x. At the Latest Practicable Date, Henderson was in compliance with all covenants and, as the Janus Henderson Facility becomes available from Completion, there were no borrowings under the Janus Henderson Facility.

13.2                        Janus

In addition to the agreements and arrangements summarised in Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements) of this document, the following contracts have been entered into (other than in the ordinary course of business) by any member of the Janus Group either: (i) within the period of two years immediately preceding the date of this document, which are, or may be, material; or (ii) which contain any provision under which any member of the Janus Group has an obligation or entitlement which is material to the Janus Group as at the date of this document:

2013 Credit Agreement

On 25 November 2013, Janus entered into a five-year, US$200 million unsecured, revolving credit facility (“2013 Credit Facility”) with JPMorgan Chase Bank, N.A, as administrative agent, and Wells Fargo Bank, National Association, as syndication agent. The 2013 Credit Facility has a maturity date of 23 November 2018 and is guaranteed by Janus’s material subsidiaries.

The 2013 Credit Facility can be used by Janus and its subsidiaries for working capital and general corporate purposes. The 2013 Credit Facility bears interest on borrowings outstanding at the London Interbank Offered Rate plus a spread, which is based on Janus’s credit rating.

The 2013 Credit Facility contains financial covenants with respect to leverage and interest coverage. The financing leverage ratio cannot exceed 3.00x and the interest coverage ratio must equal or exceed 4.00x. At the Latest Practicable Date, Janus was in compliance with all covenants and there were no borrowings under the 2013 Credit Facility.

Indenture relating to the Janus 2025 Notes

On 31 July 2015, Janus issued US$300 million aggregate principal amount of 4.875% Notes due 2025 (the “Janus 2025 Notes”) under: (i) an Indenture dated 6 November 2001, between Janus (as successor to Stilwell Financial Inc.) and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee; and (ii) an Officers’ Certificate dated 31 July 2015.

Interest on the Janus 2025 Notes will be payable semi-annually, in arrears, on 1 February and 1 August of each year. The Janus 2025 Notes will mature on 1 August 2025. The Janus 2025 Notes are unsecured and unsubordinated obligations of Janus and rank equally in right of payment with all of Janus’s existing and future unsecured and unsubordinated indebtedness. If Janus experiences a change of control (with the Merger being a change of control for these purposes) and in connection therewith the Janus 2025 Notes become rated below investment grade by S&P and Moody’s, Janus must offer to repurchase all Janus 2025 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest thereon, if any, to the repurchase date.

The Janus 2025 Notes may be redeemed prior to 1 May 2025 (three months prior to the maturity date of the Janus 2025 Notes) at Janus’s option in whole or in part at any time or from time to time at the greater of: (i) 100% of the principal amount; and (ii) a “make-whole” redemption price. In addition, the Janus 2025 Notes may be redeemed on or after 1 May 2025 at Janus’s option in whole or in part at any time or from time to time at 100% of the principal amount of the Janus 2025 Notes being redeemed. In the case of any such redemption, Janus will also pay accrued and unpaid interest thereon, if any, to the redemption date.

14.                               LITIGATION

14.1                        Henderson

There are no governmental, legal or arbitration proceedings (nor, as far as Henderson is aware, are any such proceedings pending or threatened) during the 12 months immediately prior to the date of this document, which may have, or have had in the recent past, a significant impact on the Henderson Group’s financial position or profitability.

14.2                        Janus

There are no governmental, legal or arbitration proceedings (nor, as far as Henderson is aware, are any such proceedings pending or threatened) during the 12 months immediately prior to the date of this document, which may have, or have had in the recent past, a significant impact on the Janus Group’s financial position or profitability.

15.                               RELATED PARTY TRANSACTIONS

Details of related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002) that Henderson has entered into are set out below:

•                                          during the financial year ended 31 December 2016, such transactions are disclosed in note 29 on pages 136-137 of Henderson’s 2016 annual report and accounts which is hereby incorporated by reference into this document;

•                                          during the financial year ended 31 December 2015, such transactions are disclosed in note 30 on pages 141-142 of Henderson’s 2015 annual report and accounts which is hereby incorporated by reference into this document;

•                                          during the financial year ended 31 December 2014, such transactions are disclosed in note 30 on page 141 of Henderson’s 2014 annual report and accounts which is hereby incorporated by reference into this document.

16.                               NO SIGNIFICANT CHANGE

16.1                        Henderson

There has been no significant change in the financial or trading position of the Henderson Group since 31 December 2016, being the date to which the last audited financial information on the Henderson Group was prepared.

16.2                        Janus

There has been no significant change in the financial or trading position of the Janus Group since 31 December 2016, being the date to which the last audited financial information on the Janus Group was prepared.

17.                               WORKING CAPITAL

Henderson is of the opinion that, taking into account cash balances, bank and other facilities available to the Combined Group, the working capital available to the Combined Group is sufficient for its present requirements, that is, for at least the next 12 months following the date of this document.

18.                               CONSENTS

PwC is a member firm of the Institute of Chartered Accountants in England and Wales and has given, and not withdrawn, its written consent to the inclusion of its report on the unaudited pro forma financial information of the Combined Group set out in Section B, Part V (Unaudited pro forma financial information of the Combined Group) of this document in the form and context in which it appears.

Bank of America Merrill Lynch has given, and not withdrawn, its written consent to the issue of this document with references to its name being included in the form and context in which it appears.

Centerview Partners has given, and not withdrawn, its written consent to the issue of this document with references to its name being included in the form and context in which it appears.

19.                               DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Henderson at 47 Esplanade, St Helier, Jersey JE1 0BD and at the London offices of Henderson Global Investors Limited at 201 Bishopsgate, London EC2M 3AE from the date of this document up to and including the date of the EGM and for the duration of the EGM:

(a)                                 this document, the Proxy Form and CDI Voting Instruction Form;

(b)                                 the Existing Henderson Articles;

(c)                                  the Interim Henderson Memorandum;

(d)                                 the New Janus Henderson Memorandum and the New Janus Henderson Articles;

(e)                                  the audited financial statements of Henderson for each of the financial years ended 31 December 2016, 31 December 2015 and 31 December 2014 presented in IFRS;

(f)                                   the audited financial information of Henderson for each of the financial years ended 31 December 2016, 31 December 2015 and 31 December 2014 presented in US GAAP;

(g)                                  the consent letters referred to in paragraph 18 of this Part IX (Additional Information) of this document;

(h)                                 the report of PwC set out in Part V (Unaudited pro forma financial information of the Combined Group) of this document;

(i)                                     the Merger Agreement;

(j)                                    the Dai-ichi Investment and Strategic Co-operation Agreement;

(k)                                 the Dai-ichi Option Agreement;

(l)                                     the Dai-ichi Voting Agreement; and

(m)                             copies of the Henderson Directors’ service contracts or letters of appointment with Henderson.

PART X

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

“2017 AGM”	the annual general meeting of Henderson convened for 26 April 2017

“Adjusted Exchange Ratio”	the exchange ratio set out in the Merger Agreement, adjusted to reflect the effect of the Share Consolidation, being 0.4719 New Janus Henderson Shares for each Janus Share

“Applicable Percentage”	the percentage of New Janus Henderson Shares held by Dai-ichi at Completion

“ASX”	ASX Limited (ABN 98 008 624 691) or the financial market operated by ASX Limited (as applicable)

“ASX Listing Rules”	the listing rules of the ASX as amended from time to time

“ASX Principles”	the Corporate Governance Principles and Recommendations issued by the ASX Corporate Governance Council in March 2014

“ASX Settlement Operating Rules”

the operating rules issued by ASX Settlement Pty Ltd (ABN 49 008 504 532) as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX Settlement Pty Ltd

“Audit Committee”	the audit committee of the Janus Henderson Board, initially consisting of Jeffrey Diermeier, Sarah Arkle, Kaplana Desai and Glenn Schafer

“AUM”	assets under management

“Bank of America Merrill Lynch”	Merrill Lynch International, incorporated in England and Wales with registered number 02312079 and whose registered address is 2 King Edward Street, London EC1A 1HQ

“CDI Consolidation Record Time”	7.00 p.m. (Sydney time) on 26 May 2017 (or such other time or date as the Henderson Board may determine)

“CDI Voting Instruction Form”	the voting instruction form to be used by Henderson CDI Holders in connection with the EGM

“CDN”	CHESS Depositary Nominees Pty Limited (ABN 75 071 346 506), a wholly-owned subsidiary of ASX, in its capacity as depositary of the CDIs under the ASX Settlement Operating Rules

“Centerview Partners”	Centerview Partners UK LLP, incorporated in England and Wales with registered number OC 345806 and whose registered office is at 10 Norwich Street, London EC4A 1BD

“Chairman”	Richard Gillingwater, the independent non-executive chairman of Henderson

“CHESS”	Clearing House Electronic Subregister System, managed by ASX Settlement Pty Limited

“City Code”	the UK City Code on Takeovers and Mergers

“Closing Price”	the closing middle-market quotation of a share as derived from the daily official list of the LSE

“Code”	the US Internal Revenue Code of 1986, as amended

“Combined Group”	the combined group following Completion, comprising the Henderson Group and the Janus Group

“Compensation Committee”	the compensation committee of the Janus Henderson Board, initially consisting of Lawrence Kochard, Richard Gillingwater, Glenn Schafer and Angela Seymour-Jackson

“Completion Date”	the date upon which the Merger takes effect in accordance with the terms of the Merger Agreement

“Completion”	the completion of the Merger under the Merger Agreement and in accordance with its terms

“CREST”

the UK based system for the paperless settlement of trades in listed securities, of which Euroclear UK & Ireland Limited is the operator in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755)

“CSN Nominee”	Computershare Company Nominees Limited in its capacity as nominee for CSN Participants subject to, and on the terms of, the CSN Terms and Conditions

“CSN Participant”	a holder of an interest in New Janus Henderson Shares through the Janus Henderson CSN Facility

“CSN Permitted Jurisdiction”

a jurisdiction in which participation in the Janus Henderson CSN Facility is permitted being, at the Latest Practicable Date, Argentina, Austria, Belgium, Botswana, Brazil, Bulgaria, Chile, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Gibraltar, Greece, Guernsey, Guinea, Hungary, Iceland, Indonesia, Ireland, Isle of Man, Italy, Jersey, Korea, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Mexico, Namibia, The Netherlands, Norway, Paraguay, Peru, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Taiwan and the United Kingdom

“CSN Terms and Conditions”

the terms and conditions under which Computershare Investor Services PLC provides the Janus Henderson CSN Facility, as amended from time to time, a copy of which is available on Henderson’s website at www.henderson.com/EGM2017

“Dai-ichi”	Dai-ichi Life Holdings Inc., whose registered office is at 13-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-8411

“Dai-ichi Agreements”	the Dai-ichi Investment and Strategic Co-operation Agreement, the Dai-ichi Option Agreement and the Dai-ichi Voting Agreement

“Dai-ichi Investment and Strategic Co-operation Agreement”	the investment and strategic cooperation agreement entered into between Janus, Henderson and Dai-ichi on 3 October 2016

“Dai-ichi Option Agreement”	the option agreement entered into between Henderson and Dai-ichi on 3 October 2016

“Dai-ichi Voting Agreement”	the voting agreement entered into between Janus, Henderson and Dai-ichi on 3 October 2016

“DI Deed”	the deed poll made by the DI Depositary constituting the Janus Henderson DIs

“DI Custodian”	Computershare Trust Company N.A. in its capacity as custodian of the New Janus Henderson Shares underlying the Janus Henderson DIs

“DI Depositary”	Computershare Investor Services PLC in its capacity as depositary for the Janus Henderson DIs pursuant to the DI Deed

“Disclosure Guidance and Transparency Rules” or “DTRs”	the Disclosure Guidance and Transparency Rules made by the FCA for the purposes of Part VI of FSMA

“Dodd-Frank Act”	the US Dodd-Frank Wall Street Reform and Consumer Protection Act

“DRS”	The Direct Registration System, being a book-entry method of holding New Janus Henderson Shares in uncertificated form

“DTC”	The Depositary Trust Company

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“EPS”	earnings per share (basic unless otherwise indicated)

“ETP”	exchange-traded products

“Executive Committee”

the executive committee of Janus Henderson, initially consisting of Andrew Formica, Richard Weil, Rob Adams, Enrique Chang, Jacqui Irvine, Bruce Koepfgen, David Kowalski, Jennifer McPeek, Roger Thompson and Phil Wagstaff

“Existing Henderson Articles”	the articles of association of Henderson as at the date of this document

“Existing Henderson CDIs”	CHESS Depositary Interests, each representing a beneficial holding in one underlying Existing Henderson Share, that are quoted on the ASX

“Existing Henderson Shares”	the ordinary shares of 12.5 pence each in the capital of Henderson (as redenominated or reduced in accordance with Resolutions 1 to 3 being proposed at the EGM)

“Extraordinary General Meeting” or “EGM”

the extraordinary general meeting of Henderson to be held on 26 April 2017 at 201 Bishopsgate, London, EC2M 3AE at 8.30 a.m. (London time), which will be simultaneously broadcast to Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney NSW 2000 at 5.30 p.m. (Sydney time), (or any adjournment thereof), notice of which is set out in Part XI (Notice of Extraordinary General Meeting) of this document

“FCA”

the Financial Conduct Authority of the UK, its predecessors or its successors from time to time, including, as applicable, in its capacity as the competent authority for the purposes of Part VI of FSMA

“FINRA”	the US Financial Industry Regulatory Authority, Inc.

“FSMA”	the Financial Services and Markets Act 2000, as amended

“Henderson Annual Report and Accounts”	the audited financial statements of Henderson for each of the financial years ended 31 December 2016, 31 December 2015 and 31 December 2014 presented in IFRS

“Henderson Board”	the Henderson Directors collectively

“Henderson CDI Holder”	a holder of Existing Henderson CDIs from time to time

“Henderson Directors”	the Henderson Executive Directors and Henderson Non-Executive Directors

“Henderson Executive Directors”	the executive Henderson Directors, currently Andrew Formica, Roger Thompson and Phil Wagstaff

“Henderson Group”	Henderson and any of Henderson’s subsidiary undertakings from time to time and, where the context permits, each of them

“Henderson Non-Executive Directors”	the non-executive Henderson Directors, currently Richard Gillingwater, Sarah Arkle, Kalpana Desai, Kevin Dolan, Tim How, Robert Jeens and Angela Seymour-Jackson

“Henderson Share Plans”

the Henderson Group plc Long Term Incentive Plan, the Henderson Group plc Restricted Share Plan, the Henderson Group plc Deferred Equity Plan, the Henderson Group plc Sharesave Scheme, the Henderson Group plc Buy-As You-Earn Plan, the Henderson Group plc Company Share Option Plan, the Henderson Group plc Executive Share Ownership Plan, the Henderson International BAYE and the Henderson US Employee Share Purchase Plan

“Henderson Shareholder”	a holder of Existing Henderson Shares or, where the context permits, Existing Henderson CDIs, from time to time

“Henderson Underlying EBITDA”	Henderson’s earnings before interest, tax, depreciation, amortisation and costs relating to mergers, acquisitions and disposals that are not considered to be representative of ongoing operations

“Henderson US GAAP Financial Information”	the audited financial information of Henderson for each of the financial years ended 31 December 2016, 31 December 2015 and 31 December 2014 presented in US GAAP

“Henderson”	Henderson Group plc, incorporated in Jersey with registered number 101484 and whose registered office is at 47 Esplanade, St Helier, Jersey JE1 0BD

“IFRS”	the International Financial Reporting Standards, as adopted by the European Union

“INTECH”	INTECH Investment Management LLC

“Interim Henderson Memorandum”	the interim memorandum of association of Henderson proposed for approval by Henderson Shareholders at the EGM pursuant to Resolution 2

“Investment Company Act”	the US Investment Company Act of 1940, as amended

“IRS”	the US Internal Revenue Service

“Janus”	Janus Capital Group Inc. incorporated in Delaware with registered number 0001065865 and whose registered address is 151 Detroit Street, Denver CO 80206

“Janus Board”	the board of directors of Janus from time to time

“Janus 2018 Convertible Notes”	the convertible notes issued by Janus paying interest at 0.75% annually that mature on 15 July 2018

“Janus ESOP”	the Employee Stock Ownership Plan of Janus

“Janus ESPP”	the Employee Stock Purchase Plan of Janus

“Janus Group”	Janus and any of Janus’s subsidiary undertakings from time to time and, where the context permits, each of them

“Janus Henderson”	Henderson following Completion, having been renamed Janus Henderson Group plc

“Janus Henderson Board”	the board of directors of Janus Henderson following Completion

“Janus Henderson CDI Holder”	a holder of New Janus Henderson CDIs from time to time

“Janus Henderson CSN Facility”	the corporate sponsored nominee facility arranged by Janus Henderson with Computershare Investor Services PLC

“Janus Henderson DI”	a depositary interest issued through CREST by the DI Depositary representing a beneficial interest in a New Janus Henderson Share

“Janus Henderson Shareholder”	a holder of New Janus Henderson Shares or, where the context permits, New Janus Henderson CDIs, from time to time

“Janus MFU Award”	a long-term incentive award in the form of cash-based mutual fund units granted under Janus’s Mutual Fund Share Investment Plan

“Janus Option”	an option to purchase Janus Shares

“Janus PSU Award”

an outstanding award of performance stock units in respect of Janus Shares granted under a Janus equity plan whose vesting is conditioned in whole or in part on the satisfaction of performance criteria

“Janus Restricted Share Award”	an issued and outstanding award of Janus Shares granted under a Janus equity plan that is subject to vesting or other restrictions

“Janus RSU Award”	an outstanding award of restricted stock units in respect of Janus Shares granted under a Janus equity plan whose vesting is not conditioned in any part on satisfaction of performance criteria

“Janus Shares”	the common stock, par value US$0.01 per share, of Janus

“Janus Stockholder Meeting”	the stockholder meeting of Janus (or any adjournment thereof) convened in connection with the Merger to be held on 25 April 2017

“Janus Stockholder”	holders of Janus Shares from time to time

“Janus Underlying EBITDA”	Janus’s income before tax, depreciation, amortization, interest expense, interest income and merger costs

“Jersey Companies Law”

the Companies (Jersey) Law 1991 (as amended), every order, regulation or other subordinate legislation made under it and every other statute from time to time in force concerning companies and affecting Henderson as a matter of Jersey law

“JFSC”	the Jersey Financial Services Commission

“Latest Practicable Date”	17 March 2017, being the latest practicable date prior to publication of this document

“Listing Rules”	the Listing Rules made by the FCA for the purposes of Part VI of FSMA

“London De-listing”	the cancellation of Existing Henderson Shares from the Official List and the cessation of trading of the Existing Henderson Shares on the main market of the LSE

“LSE”	London Stock Exchange plc

“Merger”	the proposed merger of Merger Sub with and into Janus, with Janus surviving the merger as a direct and wholly-owned subsidiary of Henderson, pursuant to, and on the terms of, the Merger Agreement

“Merger Agreement”

the agreement and plan of merger dated 3 October 2016 entered into between Henderson, Janus and the Merger Sub (as amended from time to time) as described in more detail in Part VII (Summary of the principal terms and conditions of the Merger Agreement and other related arrangements) of this document

“Merger Sub”

Horizon Orbit Corp., incorporated in Delaware with registered number 6159764 and whose registered address is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808

“New Janus Henderson Articles”	the amended articles of association of Henderson proposed for approval by Henderson Shareholders at the EGM pursuant to Resolution 7

“New Janus Henderson CDIs”

CHESS Depositary Interests issued by CDN following Completion to Henderson CDI Holders, where each CDI (which is quoted on the ASX) represents a beneficial holding in one underlying New Janus Henderson Share

“New Janus Henderson Memorandum”	the amended memorandum of association of Henderson proposed for approval by Henderson Shareholders at the EGM pursuant to Resolution 7

“New Janus Henderson Shares”	following Completion, the ordinary shares of US$1.50 each in the capital of Janus Henderson

“Nominating/Corporate Governance Committee”

the nominating/corporate governance committee of the Janus Henderson Board, initially consisting of Richard Gillingwater, Sarah Arkle, Kalpana Desai, Jeffrey Diermeier, Kevin Dolan, Eugene Flood Jr., Lawrence Kochard, Glenn Schafer, Angela Seymour-Jackson and Tatsusaburo Yamamoto

“Notice of Extraordinary General Meeting”	the notice of the Extraordinary General Meeting set out in Part XI (Notice of Extraordinary General Meeting) of this document

“NYSE”	the New York Stock Exchange

“NYSE Listed Company Manual”	the New York Stock Exchange Listed Company Manual

“NYSE Listing”	the admission of the New Janus Henderson Shares to listing on the NYSE

“Official List”	the official list maintained by the UKLA

“Outside Date”	30 September 2017

“Prospectus Rules”	the Prospectus Rules made by the FCA for the purposes of Part VI of FSMA

“Proxy Form”	the Proxy Form to be used by holders of Existing Henderson Shares in connection with the EGM

“PwC”	PricewaterhouseCoopers LLP, incorporated in England and Wales with registered number OC 303525 and whose registered address is 1 Embankment Place, London WC2N 6RH

“Registrar”

in respect of Existing Henderson Shares, Computershare Investor Services (Jersey) Limited, of Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, or, in respect of Existing Henderson CDIs, Computershare Investor Services Pty Limited, of Level 4, 60 Carrington Street, Sydney, NSW, 2000, Australia

“Resolutions”	the resolutions set out in the Notice of Extraordinary General Meeting

“RIS”	any channel recognised as a channel for the dissemination of regulatory information by listed companies as defined in the Listing Rules

“Risk Committee”	the risk committee of the Janus Henderson Board, initially consisting of Sarah Arkle, Jeffrey Diermeier, and Kevin Dolan, Eugene Flood Jr.

“SEC”	the US Securities and Exchange Commission

“Share Consolidation Record Time”	6.00 p.m. (London time) on 26 May 2017 (or such other time or date as the Henderson Board may determine)

“Share Consolidation”	the consolidation of the Existing Henderson Shares in the manner set out in Resolution 4 in the Notice of Extraordinary General Meeting

“Surplus New Janus Henderson Shares”

any New Janus Henderson Shares held by CDN after the Share Consolidation in excess of the total number of New Janus Henderson Shares to which Janus Henderson CDI Holders would have been entitled had they each been a direct holder of the relevant Existing Henderson Shares for the purposes of the Share Consolidation

“Transfer Agent”	the transfer agent appointed by Janus Henderson being Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021

“UK”	the United Kingdom of Great Britain and Northern Ireland

“UKLA”	the UK Listing Authority, being the FCA acting as such under Part VI of FSMA (as amended)

“US GAAP”	the US generally accepted accounting principles

“US Registration Statement”

the Form F-4 filed with the SEC on or around the date of this document by Henderson relating to the New Janus Henderson Shares to be issued in connection with the Merger and the proxy statement in respect of the vote by Janus Stockholders to approve the Merger

“US Securities Act”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated under such Act

“US Securities Exchange Act”	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder

“US”	the United States of America

“VAT”

value added tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and any other tax of a similar nature whether imposed in a Member State of the European Union in substitution for, or levied in addition to, such tax, or imposed elsewhere

All times referred to are London time unless otherwise stated.

All references to “pence”, “sterling”, “Pounds Sterling” or “£” are to the lawful currency of the United Kingdom.

All references to “US dollar”, “US$” or “cents” are to the lawful currency of the United States.

All references to “Australian Dollars” are to the lawful currency of Australia.

All references to “New Zealand Dollars” are to the lawful currency of New Zealand.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

PART XI

NOTICE OF EXTRAORDINARY GENERAL MEETING

Henderson Group plc (the “Company”)

(Incorporated and registered in Jersey with registered number 101484)

NOTICE OF GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of the Company (the “EGM”) will be held on 26 April 2017 at 8.30 a.m. (London time) at 201 Bishopsgate, London, EC2M 3AE and will be simultaneously broadcast to the Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney NSW 2000 (which, for the purposes of Articles 65 and 70 of the Company’s articles of association, shall be a “satellite meeting place”) at 5.30 p.m. (Sydney time) to consider and, if thought fit, to pass the resolutions set out below.

Resolutions 8, 9 and 11 will be proposed as ordinary resolutions and will be passed if more than 50% of the votes cast are in favour. Resolutions 1 to 7 (inclusive) will be proposed as special resolutions and will be passed if two-thirds or more of the votes cast are in favour. Resolutions 10 and 12 require a three-quarters majority under the Company’s Articles of Association and/or the UK Listing Rules and will be passed if 75% or more of the votes cast are in favour.

Resolution 1: Redenomination of issued share capital and cancellation of unissued shares

1.                                      THAT, subject to and conditional upon the passing of Resolutions 2 to 8 (inclusive) and 12:

(a)                                 the 1,131,842,110 fully paid up issued shares of £0.125 each in the issued share capital of the Company be and are hereby converted into 1,131,842,110 fully paid up shares of US$0.1547 each (the “Redenominated Ordinary Shares”), such conversion being by reference to the rate of exchange current as at the close of business on 17 March 2017 which is the time specified for the purposes of Article 38B of the Companies (Jersey) Law 1991, as amended, such Redenominated Ordinary Shares having the rights and being subject to the restrictions attaching to shares set out in the existing Articles of Association of the Company; and

(b)                                 the 1,063,068,666 unissued shares of £0.125 each in the share capital of the Company be and are hereby cancelled,

in each case with immediate effect.

Resolution 2: Adoption of interim Memorandum of Association

2.                                      THAT, subject to and conditional upon the passing of Resolutions 1, 3 to 8 (inclusive), and 12, and in order to give effect to Resolution 1, the interim Memorandum of Association produced to the meeting and initialled by the Chairman for the purpose of identification be adopted as the Memorandum of Association of the Company in substitution for, and to the exclusion of, the existing Memorandum of Association, with effect from the time at which the redenomination of the ordinary share capital of the Company referred to in Resolution 1 becomes effective.

Resolution 3: Reduction of the nominal value of the Redenominated Ordinary Shares

3.                                      THAT, subject to and conditional upon the passing of Resolutions 1, 2, 4 to 8 (inclusive) and 12, pursuant to Article 61 of the Companies (Jersey) Law 1991 (the “Law”), the proposed reduction of the nominal value of each Redenominated Ordinary Share from US$0.1547 to US$0.15 (each such share being a “Reduced Redenominated Ordinary Share”) and, accordingly, the reduction of the nominal capital account of the Company from US$175,095,974.417 to US$169,776,316.50, with an amount equivalent to the reduction of the nominal capital account to be effected pursuant to such reduction being transferred and credited to the share premium of the Company, be and is hereby approved, with this Resolution 3 taking effect upon the registration of a solvency statement and minute by the registrar of companies in Jersey in accordance with Article 61B(3) of the Law.

Resolution 4: Consolidation of issued share capital

4.                                      THAT, subject to and conditional upon the passing of Resolutions 1 to 3 (inclusive), 5 to 8 (inclusive) and 12, with effect immediately prior to completion of the Merger (as defined in Resolution 8(a)) (“Completion”), every 10 Reduced Redenominated Ordinary Shares, as shown in the register of members of the Company at 6.00 p.m. (London time) on 26 May 2017 be consolidated into one ordinary share of US$1.50 (a “New Janus Henderson Share”), such New Janus Henderson Shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company to be adopted pursuant to Resolution 7 below, provided that:

(a)                                 where such consolidation results in a shareholder being entitled to a fraction of a New Janus Henderson Share such fraction shall, so far as possible, be aggregated with the fractions of New Janus Henderson Shares to which other members of the Company may be entitled;

(b)                                 where, in the case of CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506) (“CDN”), such consolidation results in CDN being entitled to New Janus Henderson Shares in excess of the number of Reduced Redenominated Ordinary Shares to which holders of the CHESS Depositary Interests (each representing one ordinary share of the Company) (“CDIs”) would have been entitled had they each been a direct holder of the relevant Reduced Redenominated Ordinary Shares for the purposes of the consolidation (“Surplus New Janus Henderson Shares”), such Surplus New Janus Henderson Shares shall, so far as possible, be aggregated with the fractions of New Janus Henderson Shares to which other members of the Company may be entitled; and

(c)                                  the directors of the Company (or a duly authorised committee thereof) (the “Directors”) be and are hereby authorised to sell (or appoint any other person to sell) to any person, on behalf of the relevant members, all the New Janus Henderson Shares representing such fractions and the Surplus New Janus Henderson Shares at the best price reasonably obtainable, and to pay the proceeds of sale (net of expenses) in due proportion to the relevant members entitled thereto (save that any fraction of a penny (or equivalent in any relevant currency) which would otherwise be payable shall be rounded down in accordance with the usual practice of the registrar of the Company, and provided further that payments to holders of Reduced Redenominated Ordinary Shares shall be made in Pounds Sterling and payments to holders of CDIs shall be made in Australian Dollars or New Zealand Dollars in accordance with their preference for, and applying the currency exchange rate applicable to, the payment of dividends) and that any Director (or any person appointed by the Directors) shall be and is hereby authorised to execute an instrument of transfer (as attorney and/or agent and/or otherwise) in respect of such New Janus Henderson Shares and Surplus New Janus Henderson Shares on behalf of the relevant members and to do all acts and things the Directors consider necessary or expedient to effect the transfer of such New Janus Henderson Shares and Surplus New Janus Henderson Shares to, or in accordance with the directions of, any buyer of any such New Janus Henderson Shares and/or Surplus New Janus Henderson Shares.

Resolution 5: Increase of share capital

5.                                      THAT, subject to and conditional upon the passing of Resolutions 1 to 4 (inclusive), 6 to 8 (inclusive) and 12, the share capital of the Company be and is hereby increased to US$720,000,000 comprising 480,000,000 New Janus Henderson Shares, with effect from Completion, such New Janus Henderson Shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company to be adopted pursuant to Resolution 7 below.

Resolution 6: Change of name

6.                                      THAT, subject to and conditional upon the passing of Resolutions 1 to 5 (inclusive), 7, 8 and 12, the name of the Company be and is hereby changed to Janus Henderson Group plc, with effect from Completion.

Resolution 7: Adoption of new Memorandum of Association and Articles of Association

7.                                      THAT, subject to and conditional upon the passing of Resolutions 1 to 6 (inclusive), 8 and 12, and in order to give effect to Resolutions 4 to 6 (inclusive) and other amendments to the existing Articles of Association of the Company, the amended Memorandum of Association and Articles of Association produced to the meeting and initialled by the Chairman for the purpose of identification be adopted as the Memorandum of Association and Articles of Association of the Company in substitution for, and to the exclusion of, the

Memorandum of Association adopted pursuant to Resolution 2 and the existing Articles of Association respectively, with effect from Completion (and for the avoidance of doubt prior to the issue of any New Janus Henderson Shares in connection with Completion).

Resolution 8: To approve the Merger

8.                                      THAT, subject to and conditional upon the passing of Resolutions 1 to 7 (inclusive) and 12:

(a)                                 the proposed merger of the Company, through its wholly-owned subsidiary, Horizon Orbit Corp., with Janus Capital Group Inc. (the “Merger”) to be implemented substantially on the terms and subject to the conditions set out in the Merger Agreement (as defined in, and particulars of which are summarised in, the circular to shareholders of the Company dated 21 March 2017 (the “Circular”)) together with all other agreements and ancillary arrangements contemplated by the Merger Agreement, including the listing of the New Janus Henderson Shares on the New York Stock Exchange, be and is hereby approved, and the Directors be and are hereby authorised to take all necessary or appropriate steps and to do all necessary or appropriate things to implement, complete or to procure the implementation or completion of the Merger and give effect thereto with such modifications, variations, revisions or amendments (not being modifications, variations, revisions or amendments of a material nature) as the Directors may deem necessary, expedient or appropriate in connection with the Merger;

(b)                                 in addition to all existing authorities and the authority granted pursuant to Resolution 9, the Directors be and are hereby authorised for the purposes of Article 9 of the Articles of Association in force at the date of this meeting and generally to exercise all the powers of the Company to allot relevant securities (as defined in the Articles of Association) in connection with the Merger up to a nominal amount of US$142,500,000 for the period expiring on 30 September 2017 (unless previously renewed, varied or revoked by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted, or rights to subscribe for or convert any security into shares to be granted, after the expiry of this authority, and the Directors may allot relevant securities pursuant to such offer or agreement as if this authority had not expired;

(c)                                  in addition to all existing authorities and the authority granted pursuant to Resolution 11, for the purposes of ASX Listing Rule 7.1 and all other purposes, approval is given to the issue of up to 93,489,000 New Janus Henderson Shares to Janus Stockholders (as defined in the Circular) and holders of the Janus 2018 Convertible Notes (as defined in the Circular) (to the extent that they exercise their conversion rights) in connection with the Merger for the period expiring on 30 September 2017; and

(d)                                 for the purposes of ASX Listing Rule 10.11 and all other purposes, approval is given to the issue of up to 1,511,000 New Janus Henderson Shares to Glenn Schafer, Richard Weil, Jeffrey Diermeier, Eugene Flood Jr., Lawrence Kochard and Tatsusaburo Yamamoto and their respective related parties (as defined in the ASX Listing Rules, as amended from time to time) in connection with the Merger for the period expiring on 30 September 2017.

Resolution 9: Authority to allot relevant securities in connection with the Dai-ichi Option Agreement

9.                                      THAT, in addition to all existing authorities and the authority granted pursuant to Resolution 8, the Directors be and are hereby authorised for the purposes of Article 9 of the Articles of Association in force at the date of this meeting and generally to exercise all the powers of the Company to allot relevant securities (as defined in the Articles of Association) to Dai-ichi Life Holdings, Inc. (“Dai-ichi”) in connection with the option agreement between the Company and Dai-ichi (among others) dated 3 October 2016 (the “Dai-ichi Option Agreement”) up to a nominal amount of US$6,750,000 for the period expiring on 30 September 2017 (unless previously renewed, varied or revoked by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted, or rights to subscribe for or convert any security into shares to be granted, after the expiry of this authority.

Resolution 10: Limited disapplication of pre-emption rights in connection with the Dai ichi Option Agreement

10.                               THAT, subject to the passing of Resolution 9, and in addition to all existing authorities, the Directors be and are hereby empowered pursuant to Article 12 of the Articles of Association and generally to allot equity securities (as defined in the Articles of Association) to Dai-ichi for cash pursuant to the authority conferred by Resolution 9 as if the pre-emption rights set out within Article 10 of the Articles of Association did not apply to the allotment, provided that this authority shall be limited to the allotment of equity securities up to a nominal amount of US$6,750,000 for the period expiring on 30 September 2017 (unless previously renewed, varied or revoked by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to such offer or agreement as if the authority conferred on them had not expired.

Resolution 11: Approval of grant of options to Dai-ichi pursuant to the Dai-ichi Option Agreement for the purposes of ASX Listing Rule 7.1

11.                               THAT, in addition to all existing authorities and the authority granted pursuant to Resolution 8, for the purposes of ASX Listing Rule 7.1 and all other purposes, approval is given to the issue to Dai-ichi of up to 20 options in the Company, in respect of up to 10,000,000 New Janus Henderson Shares, for the period expiring on 30 September 2017.

Resolution 12: Cancellation of the Company’s listing on the official list of the UK Listing Authority and cessation of trading of the Company’s shares on the London Stock Exchange

12.                               THAT, subject to and conditional upon the passing of Resolutions 1 to 8 (inclusive), the cancellation of the listing of the ordinary shares in the Company on the official list maintained by the UK Listing Authority and the cessation of trading of the ordinary shares in the Company on the main market for listed securities of the London Stock Exchange, in each case with effect from Completion, (the “London De-listing”) be and is hereby approved, and the Directors be and are hereby authorised to take all necessary or appropriate steps and to do all necessary or appropriate things to implement the London De-listing.

By order of the Board

/s/ Ms. Jacqui Irvine

Ms. Jacqui Irvine
Company Secretary
21 March 2017

Henderson Group plc

Registered office: 47 Esplanade, St Helier, Jersey, JE1 0BD

Registered in Jersey no. 101484

ABN: 67 133 992 766

Notes

1.              The Company, pursuant to the Companies (Uncertificated Securities) (Jersey) Order 1999, specifies that only those members entered in the register of members of the Company as at 6.00 p.m. (London time) on 24 April 2017 or, if the EGM is adjourned, in the register of members at 6.00 p.m. on the day which is two business days before the time of the adjourned meeting, shall be entitled to attend and vote at the EGM in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after such time will be disregarded in determining the right of any person to attend and/or vote at the EGM.

2.              A shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend, speak and vote instead of him/her. A shareholder may appoint more than one proxy in relation to the EGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

3.              Members are invited to complete and return a Proxy Form or CDI Voting Instruction Form or to appoint a proxy online as described below.

4.              To be valid, the Proxy Form (and the power of attorney or other authority, if any, under which it is signed or a certified copy of such authority) must be received by the Registrar by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY or by internet at www.henderson.com/EGM2017 by no later than 8.30 a.m. (London time) on 24 April 2017 (or 48 hours preceding the date and time for any adjourned or postponed meeting).

5.              The return of a completed Proxy Form or other such instrument or any CREST proxy instruction (as described under the heading ‘Note for CREST members’ below) will not prevent a shareholder attending the EGM and voting in person if he/she wishes to do so.

6.              Only those CHESS Depositary Interest holders (each a “CDI Holder”) entered in the register of CDI Holders of the Company as at 7.00 p.m. (Sydney time) on 24 April 2017 or, if the EGM is adjourned, in the register of CDI Holders 48 hours before the time of the adjourned meeting, shall be entitled to provide voting instructions to CHESS Depositary Nominees Pty Limited (“CDN”) in respect of the number of CDIs registered in their name at that time. Changes to entries in the register of CDI Holders after such time will be disregarded in determining the rights of any CDI Holders to provide voting instructions to CDN in regard to the EGM.

7.              If you are a CDI Holder, you can exercise your voting rights by either directing CDN how it should vote in respect of your CDIs or instructing CDN to appoint you or someone else as proxy to act on your behalf in relation to your CDIs, and attend and vote at the EGM. Your representative can be the Chairman. If a CDI Holder instructs CDN to appoint the Chairman of the EGM as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as a proxy on a poll, his current intention is to vote in favour of each of the proposed Resolutions. The Chairman’s intention necessarily expresses his intention at the date the EGM notice was printed prior to circulation to shareholders and therefore, in exceptional circumstances, the Chairman’s intention may change subsequently. In such circumstances, the Company would notify Henderson Shareholders of the change in the Chairman’s intentions through the LSE and ASX.

8.              If you direct CDN how it should vote on your behalf, the CDI Voting Instruction Form, or voting instructions submitted via the internet at www.henderson.com/EGM2017, must be received no later than 5.30 p.m. (Sydney time) on 24 April 2017. If you are instructing CDN to appoint you or someone else as proxy in relation to your CDIs, the CDI Voting Instruction Form or voting instructions submitted via the internet, must be received no later than 5.30 p.m. (Sydney time) on 24 April 2017. CDI Voting Instruction Forms should be sent to the Company’s share registrar by post at Computershare Investor Services Pty Limited, GPO Box 4578, Melbourne, VIC 3001, Australia or Private Bag 92119, Auckland 1142, New Zealand or by fax to 03 9473 2555 in Australia or 09 488 8787 in New Zealand. If your CDI Voting Instruction Form is not received by then, your proxy appointment will not be effective.

9.              Any person to whom this notice is sent who is a person nominated under Article 80 of the Company’s Articles of Association to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the EGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by members of the Company.

10.       As at 17 March 2017 (the latest practicable date prior to the publication of this document) the Company’s issued share capital consisted of 1,131,842,110 ordinary shares of 12.5 pence each, which carry one vote each. The Company did not hold any shares in treasury and, as a result, the total voting rights in the Company as at 17 March 2017 were 1,131,842,110.

11.       In the case of joint shareholders, the vote of the first named in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.

12.       Pursuant to the Company’s Articles of Association, a shareholder which is a body corporate may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit (a “corporate representative”) to act as its representative(s) at the EGM. A corporate representative has the authority to speak and to vote (both on a show of hands and on a poll) at the EGM on behalf of the body corporate that appointed him. A corporate representative may be required to produce a copy of the resolution of authorisation certified by an officer of the body corporate appointing that corporate representative before that corporate representative is permitted to exercise his powers. In the event that two or more corporate representatives for a body corporate attend the EGM, they will each be entitled to speak but will have to determine which of them (if any) will exercise the right to vote on a show of hands or on a poll.

13.       In relation to Resolution 8(d), as the issue of New Janus Henderson Shares is being made with the approval of holders of ordinary shares in the Company under ASX Listing Rule 10.11, approval is not required under ASX Listing Rule 7.1.

14.       The Company will disregard any votes cast on the Resolutions 8(c), 8(d) and 11 by:

(a)         in the case of Resolutions 8(c) and 11: (i) a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary shares, if the Resolution is passed; and (ii) an associate (as defined in the ASX Listing Rules, as amended from time to time) of such person;

(b)         n the case of Resolution 8(d): (i) Glenn Schafer, Richard Weil, Jeffrey Diermeier, Eugene Flood Jr., Lawrence Kochard and Tatsusaburo Yamamoto; and (ii) any related party or associate (as such terms are defined in the ASX Listing Rules, as amended from time to time) of such persons.

However, the Company need not disregard a vote if:

(a)         it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form or the CDI Voting Instruction Form; or

(b)         it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form or the CDI Voting Instruction Form to vote as the proxy decides.

15.       Any documents or information relating to the proceedings at the EGM may only be sent to the Company in one of the ways set out in the Circular.

16.       The vote on the Resolutions will be taken by way of a poll.

CHESS DEPOSITARY NOMINEES FINANCIAL SERVICES GUIDE

17.       To obtain a copy of CHESS Depositary Nominee Pty Limited’s Financial Services Guide, go to http://www.asx.com.au/documents/ settlement/CHESS_Depositary_Interests.pdf or phone 131 279 (from Australia) if you would like one sent to you by mail.

NOTE FOR CREST MEMBERS

18.       CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

19.       In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST proxy instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent, Computershare Investor Services (Jersey) Limited (under CREST Participant ID 3RA50), by 8.30 a.m. (London time) on 24 April 2017 or, if the EGM is adjourned, 48 hours preceding the date and time for any adjourned or postponed meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

20.       CREST members and, where applicable, their CREST sponsors or voting service providers should note that CREST does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

21.       The Company may treat as invalid a CREST proxy appointment sent by CREST in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

ANNEX

CSN TERMS AND CONDITIONS

CORPORATE SPONSORED NOMINEE ACCOUNT TERMS AND CONDITIONS

JANUS HENDERSON GROUP PLC

The following are the terms and conditions on which Computershare Investor Services PLC (“Computershare”) will provide the Janus Henderson Nominee Account for Janus Henderson Depositary Interests (also known as Janus Henderson DIs) held on your behalf by the Computershare Nominee. Computershare Investor Services PLC is authorised and regulated by the Financial Conduct Authority (“FCA”).

Computershare will not provide you with investment, taxation or legal advice. If you require any such advice or assistance concerning the Janus Henderson Nominee Account, the acquisition or disposal of Janus Henderson DIs or your tax liability you should seek independent professional advice.

The Janus Henderson Nominee Account is available only to individuals being natural persons over the age of 18, resident in Ireland, the United Kingdom and the other Permitted Countries and is not offered to persons resident outside Ireland, the United Kingdom and the other Permitted Countries. Where these terms and conditions have been received in a country where the provision of the Janus Henderson Nominee Account would be contrary to local laws or regulations, these terms and conditions should be treated as being for information purposes only. You may not participate in the Janus Henderson Nominee Account if you hold any Janus Henderson DIs in your own name.

Please read these terms and conditions carefully. They explain the relationship between you and us with respect to the Janus Henderson DIs. On the Janus Henderson DIs being issued to the Computershare Nominee, these terms and conditions will constitute a legally binding agreement between you and us. If there is anything in them which you do not understand, please contact us or seek independent professional advice. Our contact details are listed in clause 11.

These terms and conditions do not constitute a recommendation to buy, sell, transfer or hold Janus Henderson DIs. The decision to buy, sell, transfer or hold Janus Henderson DIs will be solely your responsibility. The value of shares is not guaranteed and share prices may go down as well as up. You could get back less than you invest.

These terms and conditions can change from time to time on providing you with prior notice in accordance with clause 12. You can obtain an up-to-date version by calling Computershare. Our contact details are listed in clause 12.

1 Definitions and interpretation

1.1 The following words and phrases used in these terms and conditions have the meanings set out below:-

“Act 2012” means the UK Financial Services Act 2012, as amended or replaced, and any regulations made thereunder;

“Book-Entry Form” means a system that allows shares to be recorded electronically, without the issue of a paper share certificate to evidence ownership;

“business day” means any day (excluding Saturday) on which banks in the United Kingdom are generally pen for non-automated business;

“Cancellation Period” has the meaning given to it in clause 10.2;

“Initial Janus Henderson DIs” means the Janus Henderson DIs issued in respect of Shares in issue immediately prior to the merger of Horizon Orbit Corp. with Janus Capital Group Inc.;

“Janus Henderson” means Janus Henderson Group plc, incorporated in Jersey with registration number 101484 and whose registered address is 47 Esplanade, St Helier, Jersey JE1 0BD;

“Janus Henderson Depositary Interest” or “Janus Henderson DI” is a ‘depository interest’ (a type of security or instrument) representing Shares that enables those Shares to be held and settled electronically within the CREST System. References to “your Janus Henderson DIs” are to Janus Henderson DIs originally issued to the Computershare Nominee on your behalf and to any other Janus Henderson DIs which are transferred or issued to the Computershare Nominee for your account (including if you have elected to take part in a Janus Henderson Nominee Account dividend reinvestment plan (where offered));

“Janus Henderson DI Deed” means the deed poll made by Computershare in respect of Janus Henderson DIs (as amended from time to time);

“Janus Henderson Nominee Account” means the Janus Henderson corporate sponsored nominee service provided by Computershare whereby the Computershare Nominee holds Janus Henderson DIs as nominee in accordance with these terms and conditions;

“Janus Henderson Nominee Share Dealing Facility” means the facility provided by Computershare for the sale of underlying Shares as represented by Janus Henderson DIs;

“Janus Henderson Share Register” means the share register maintained by Janus Henderson or its agent for the Shares;

“Computershare” or “us” or “we” means Computershare Investor Services PLC (Company No: 3498808) whose registered address is situated at The Pavilions, Bridgwater Road, Bristol, BS13 8AE, Financial Services Register (No.188534);

“Computershare Nominee” means such group company of Computershare as Computershare may nominate from time to time to provide the Janus

Computershare Investor Services PLC is authorised and regulated by the Financial Conduct Authority, Registered Office: 25 The North Colonnade, Canary Wharf, London E14 5HS. Computershare Investor Services PLC is on the Financial Conduct Authority Register with registration number 188534. Computershare Investor Services PLC is registered in England & Wales, Company No. 3498808, Registered Office: The Pavilions, Bridgwater Road, Bristol BS13 8AE. The main business of Computershare Investor Services PLC is the provision of share registry and shareholder services.

Henderson Nominee Account, which shall be a member of CREST, and whose business shall consist solely of acting as a nominee holder of shares or other securities on behalf of other persons; this company shall initially be Computershare Company Nominees Limited;

“CREST” means Euroclear UK & Ireland Limited;

“CREST System” means the computer based system operated by CREST for the transfer of uncertificated securities;

“DTC” means the system operated by The Depositary Trust Company for the holding and transfer of uncertificated securities (including the Shares) in the United States;

“FCA” means the UK Financial Conduct Authority;

“FCA Rules” means the rules, guidance and principles set out in the FCA Handbook;

“FSCS” means the UK Financial Services Compensation Scheme;

“Participant” means the CREST user nominated by the Computershare Nominee who is therefore able to send and receive CREST messages on behalf of the Computershare Nominee;

“Permitted Countries” means the jurisdictions set out in clause 18, as amended from time to time;

“Share” means an ordinary share in Janus Henderson;

“SRN” means Shareholder Reference Number;

“stamp duty” means stamp duty or stamp duty reserve tax, as applicable;

“Transfer Date” has the meaning given to it in clause 12.16;

“Transferee” has the meaning given to it in clause 12.16;

“VAT” has the meaning given to it in clause 6.4;

“Withholding Agent” means such person as Computershare may nominate from time to time to hold any Withholding Tax and remit the same to the appropriate tax authority (in any jurisdiction) on your behalf;

“Withholding Tax” means any withholding or deduction for taxes required to be made by Computershare in respect of any dividend or other distribution payable to you; and

“you” means the person holding an interest in the Janus Henderson DIs.

Interpretation

1.2 Words importing one gender shall (where appropriate) include any other gender, and words importing the singular shall (where appropriate) include the plural and vice versa.

1.3 References to any statute or statutory provisions shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provisions (including all instruments, orders or regulations made under it or deriving from it) as in force from time to time.

1.4 For the avoidance of doubt, references in these terms and conditions to the United Kingdom, unless specified to the contrary, shall exclude the Channel Islands.

1.5 Any provision that says we will do something also means that we will arrange for the Computershare Nominee to do so, unless the context means otherwise.

1.6 References in these terms and conditions to selling Janus Henderson DIs includes, where the context permits, the sale of the Shares underlying the Janus Henderson DIs.

1.7 Headings are used for reference only and do not affect the meaning of the clauses.

1.8 Reference to a time of day will be construed as a reference to UK time, except where otherwise stated.

1.9 Any phrase introduced by the terms ‘including’, ‘include’, ‘in particular’ or any similar expression is to be construed as illustrative only and does not limit the sense of the words preceding those terms.

2 Nominee arrangements and transfer of Janus Henderson DIs

2.1 The Computershare Nominee will hold the Janus Henderson DIs in uncertificated form in CREST. Nothing in these terms and conditions is intended to vary any of the Computershare Nominee’s rights or duties as a holder of Janus Henderson DIs as set out in the Janus Henderson DI Deed and these terms and conditions must be interpreted to give that effect.

2.2 By participating in the Janus Henderson Nominee Account, you have agreed to be bound by these terms and conditions. We will arrange for the Computershare Nominee to hold your Janus Henderson DIs for you as bare trustee. It will be the legal owner of the Janus Henderson DIs, bound by the terms of the Janus Henderson DI Deed. You remain the beneficial owner of the Janus Henderson DIs.

2.3 Janus Henderson may from time to time arrange for Janus Henderson DIs to be issued to the Computershare Nominee and direct that such Janus Henderson DIs be held for you under the Janus Henderson Nominee Account, and you authorise the Computershare Nominee to accept such Janus Henderson DIs on this basis. Neither the Computershare Nominee nor Computershare will have or claim any interest in your Janus Henderson DIs except as provided in clause 12.4 or as provided in any separate agreement or arrangement which you may have with Computershare.

2.4 Other than in respect of the Initial Janus Henderson DIs, you warrant to Computershare and the Computershare Nominee that your Janus Henderson DIs are and will remain free of all liens, charges and encumbrances. You undertake to Computershare and the Computershare Nominee that you will not pledge or charge your Janus Henderson DIs to a third party, or in any other way seek to give another person rights in or over your Janus Henderson DIs. Neither the Computershare Nominee nor Computershare is acting as agent for Janus Henderson in respect of the Janus Henderson Nominee Account.

2.5 Computershare will maintain the register of persons for whom the Computershare Nominee holds Janus Henderson DIs. You agree to provide Computershare promptly with any information which Janus Henderson would be entitled to require from you if you were the registered holder of the Shares underlying the Janus Henderson DIs held by the Computershare Nominee on your behalf, including information required to satisfy any company law requirements or relating to ownership of the Janus Henderson DIs. You can also instruct Computershare to arrange for the Computershare Nominee to hold your Janus Henderson DIs for another person or persons (including, for the avoidance of doubt, the addition of persons as joint holders). Computershare will do this only if it receives the relevant form confirming that such a transfer is by way of gift. There is no charge for such a transfer. No other transfers (except as provided in clauses 2.3 and 2.5 below) other than by way of sale through the Janus Henderson Nominee Share Dealing Facility will be permitted.

2.6 If you wish to transfer your Janus Henderson DIs from the Computershare Nominee without selling the underlying Shares through the Janus Henderson Nominee Share Dealing Facility, they must first be transferred out of the Janus Henderson Nominee Account. Janus Henderson DIs transferred out of the Janus Henderson Nominee Account (and not immediately cancelled) can be transferred into a CREST participant account specified by you or the underlying Shares can be transferred into a DTC participant account specified by you or you can request that the underlying Shares be registered in your name on the Janus Henderson Share Register. Computershare will arrange for this if you complete the relevant form indicating your withdrawal instruction and send it to us. Additional copies of the relevant form can be obtained from Computershare. A fee will be charged if you decide to either (a) transfer Janus Henderson DIs from the Janus Henderson Nominee Account to another CREST participant, or (b) request the cancellation of Janus Henderson DIs, providing details of your nominated DTC participant or registration details to appear directly on the Janus Henderson share register. Unless you have specifically confirmed with another dealing service that you may do so, you should not deal through any other such service before this transfer is complete. If all of your Janus Henderson DIs (or underlying Shares) are transferred as set out above or you elect to have the underlying Shares registered in your name on the Janus Henderson Share Register, you will no longer participate in the Janus Henderson Nominee Account.

2.7 Except where you have elected to participate in a Janus Henderson Nominee Account dividend reinvestment plan (where offered), Computershare will reserve the right not to accept transfers (including new entrants) into the Computershare Nominee or the Janus Henderson Nominee Account unless directed to do so by Janus Henderson in accordance with clause 2.3.

2.8 Computershare reserves the right not to accept any transfer instruction which is not given on the relevant form, or which is given on any form that has not been properly completed. Such forms or instructions, if not accepted, will be returned to you. You may not cancel or amend any transfer instructions once they have been sent to Computershare.

2.9 Computershare will act only on instructions in writing which contain your Shareholder Reference Number (“SRN”). This number is shown on the statements of your holdings sent to you by Computershare. You must keep your SRN safe because if another person obtains the number, it may facilitate a fraud. If you lose or fail to quote your SRN this may result in a delay in giving effect to an instruction from you. Upon request, instructions to transfer are acknowledged by an amended statement of holding. Other instructions are acknowledged by Computershare acting on them but are not otherwise acknowledged.

2.10 All notifications to Computershare concerning your Janus Henderson DIs (for example any change of address, or instruction as to receipt of dividend payments) should quote your SRN.

3 Company meetings and communications

3.1 Computershare will make available information about annual meetings and other meetings of Janus Henderson shareholders together with a form which you can use to give the Computershare Nominee your voting instructions to vote by proxy on a poll or a show of hands. If you wish to attend, speak and vote in person at a shareholders’ meeting, Computershare will appoint you as its proxy in respect of the Shares underlying the Janus Henderson DIs that it holds on your behalf (so long as this is permitted by the Janus Henderson DI Deed and Janus Henderson’s constitutional documents) but, to do so, Computershare must have received the relevant instructions from you on a correctly completed form before the deadline notified to you. The services set out in this clause 3 are only available to the extent that CREST facilitates them.

4 Entitlements attaching to Janus Henderson DIs and corporate actions

4.1 Computershare will act in accordance with reasonable written instructions given by you concerning the exercise of any rights attached to or arising from your Janus Henderson DIs (e.g. if there is a rights issue or a takeover concerning Janus Henderson), provided that you give the instructions in accordance with these terms and conditions and any other conditions notified to you at the relevant time. Computershare reserves the right not to act on any instructions where Computershare has to make a payment unless it receives the payment from you by such date as may be specified by Computershare at the relevant time. In the case of a rights issue and in the absence of instruction from or payment by you, Computershare will allow your nil paid rights to lapse at the end of the offer period.

4.2 If any other rights or entitlements arise in connection with your Janus Henderson DIs, Computershare will, where time and local legislation reasonably allows, take all reasonable steps so that, as nearly as possible, you are treated in the same way as you would have been as a registered holder of the underlying Shares.

4.3 Where the Computershare Nominee holds Janus Henderson DIs for a number of investors and Janus Henderson DIs or other rights are allocated to the Computershare Nominee in respect of those Janus Henderson DIs, it will allocate them between all such investors pro rata according to the number of Janus Henderson DIs it holds for them. Any fractions of Janus Henderson DIs which arise as a result of the Computershare Nominee holding Janus Henderson DIs for a number of investors (for example through a bonus issue) will be aggregated and sold and the proceeds donated to charity.

4.4 If Janus Henderson offers the option of a scrip dividend or a dividend reinvestment plan and Computershare does not receive any instructions from you by the specified time, Computershare will arrange for Janus Henderson to pay you a cash dividend.

4.5 If you elect to receive a scrip dividend or to participate in the Janus Henderson Nominee Account dividend reinvestment plan (where offered), the Janus Henderson DIs will be issued to the Computershare Nominee to hold on your behalf in accordance with these terms and conditions and any cash balance will be retained in a non-interest bearing account with Computershare and carried forward and included in the calculation for your next scrip dividend or Janus Henderson Nominee Account dividend reinvestment plan allocation (where relevant). If Janus Henderson offers a dividend reinvestment plan you will be provided with a separate terms and conditions document. If you cancel your mandate, cease to be entitled to Janus Henderson DIs or in the event of the death of a sole holder, those terms will explain how any cash residue will be treated.

4.6 All payments and distributions are expected to be paid in pounds sterling to persons for whom the Computershare Nominee holds Janus Henderson DIs. Except where clause 4.5 applies, Computershare will distribute to you the amount of any cash dividend or other cash amount attributable to your Janus Henderson DIs by cheque or (where possible) via direct deposit into your nominated bank or building society account (should Janus Henderson and Computershare offer this option), at or about the same time as dividend/distribution cheques to other shareholders of Janus Henderson are distributed and direct deposits made. Your money, including cash sums in respect of which cheques have been drawn in your favour, will be held in a non-interest bearing account in the name of Computershare Investor Services PLC. No trust is created in respect of monies held in this account other than to the extent required by the FCA Rules. Please note if we convert the cash dividend or other distribution from US Dollars into the relevant alternative currency, you will be responsible for paying any commission or other charges associated with converting to that currency. We will deduct such amounts from your dividend or other distribution before sending payment to you. Where we effect the currency conversion, the foreign currency exchange rate used will be a competitive rate based upon wholesale rates available in the market at the time. The wholesale rate is a point in time rate that is updated throughout the day subject to the availability of currencies for online trading. It will be derived from a reliable foreign exchange feed such as Reuters or Bloomberg and will also be dependent upon the ability to buy and/or sell currencies and the bulk buying position. We may aggregate a number of currency conversions in respect of which the shares are denominated in the same currency and execute them together. We may combine orders in this way in order to seek to provide a more favourable exchange rate than if each order were executed separately. Please note that the currency exchange rate can fluctuate in the period after you send us your instruction but before the conversion is affected and this may decrease the value of the dividend or other distribution you receive. We accept no liability for any losses or expenses which you may suffer as a result of any such movement in the currency exchange rate. You may not specify the currency exchange rate or the minimum currency exchange rate to be applied to the conversion of your monies.

4.7 You acknowledge that the payment of any cash dividends or other distributions attributable to your Janus Henderson DIs may be subject to Withholding Tax. Computershare may withhold any Withholding Tax from the amount of any cash dividend or other distribution otherwise payable to you and pay such amount to the relevant tax authority. Computershare shall be entitled to appoint a Withholding Agent to remit any Withholding Tax to the appropriate tax authority on your behalf. Upon request, you shall promptly provide Computershare with any information we or the Withholding Agent requires to determine the amount of any withholding or deduction, including (if relevant) a duly completed and properly executed dividend withholding form (or such other form as may be required by applicable law).

5 Statements

5.1 Computershare will provide you with a statement of the number of Janus Henderson DIs held for you under the Janus Henderson Nominee Account at the time when an account is first opened for you. Computershare will also send you a statement once a year of the number of Janus Henderson DIs being held for you under the Janus Henderson Nominee Account. These statements are provided free, but you will be charged a fee if you request a duplicate or additional statement.

5.2 You are required to check any statement which you receive from Computershare and, if you have any query or concern in relation to the matters disclosed by the statement, you should contact Computershare as soon as possible following receipt of the statement by you.

5.3 Computershare reserves the right to correct any erroneous debit or credit to the records maintained in respect of the Janus Henderson Nominee Account relating to your Janus Henderson DIs and will notify you (where relevant) of any correction which it makes.

6. Charges

6.1 Save in respect of the Janus Henderson Nominee Share Dealing Facility (in respect of which separate terms and conditions apply in accordance with clause 8) and save as set out in clause 2.6, 4.6, 5.1, 10.5, 12.5, 15.6 and 16 the charges for the Janus Henderson Nominee Account are for the supply of the duplicate dividend confirmations and United States tax reporting forms.

6.2 Computershare will give you at least one month’s prior written notice of any other proposed charge for the Janus Henderson Nominee Account. Instances where we may increase our charges may include but are not limited to:

(a) increases in inflation;

(b) changes in interest rates;

(c) increases in out running costs of the service;

(d) additional charges imposed by parties we work with in connection with the provision of this service;

(e) new services being offered under the service;

(f) alterations in the provision of the service being provided; and/or

(g) tax or legal changes.

6.3 This services is a Janus Henderson sponsored scheme which means that we charge Janus Henderson a fee representative to the costs of operating it. This arrangement means that you are not charged an annual fee. In accordance with our regulatory obligations, if you would like more details on this arrangement please write to us at the address in clause 11.

6.4 All fees, commissions and other charges payable to Computershare by you are exclusive of UK Value Added Tax (“VAT”). Where relevant, you must also pay an amount in respect of any UK VAT due on such sums.

6.5 Acquisition costs, statutory fees and any other costs associated with executing deals shall be borne by you and where appropriate may be paid by deduction from your credit balance.

7 CREST

7.1 The Computershare Nominee is a member of the CREST System. If you give instructions to Computershare, which means that a message must be sent through the CREST System (for example, where you instruct Computershare to transfer your Janus Henderson DIs from the Computershare Nominee), then Computershare will pass that instruction to the Participant who is responsible for receiving and transmitting the instructions through the CREST System. Computershare will take reasonable care to ensure that the Participant acts on instructions given to it by Computershare. None of Janus Henderson, Computershare or the Computershare Nominee accepts any responsibility for the operation of the CREST System and accordingly cannot be responsible to you for any delays or liabilities suffered by you as a result of the operation, failure or suspension of the CREST System, the insolvency or other default of CREST or of any participant in the CREST System or any other clearing system used as an alternative or successor to CREST or the failure by any CREST settlement bank to make, receive, credit or debit any payment. CREST has certain powers to suspend and terminate the Participant and, if such powers are exercised, then there may be a delay in giving effect to any instructions given by you. None of Janus Henderson, Computershare or the Computershare Nominee accepts any responsibility for any delays, liabilities or costs which you suffer as a result of the suspension or termination of the Participant by CREST as a CREST participant except where such suspension or termination was foreseeable by us and you at the point of entering into these terms and conditions as a consequence of, and has been caused by, negligence, wilful default, fraud or breach of the agreement formed by these terms and conditions (as amended from time to time) as the part of Computershare or the Computershare Nominee.

7.2 If you instruct Computershare to transfer any of your Janus Henderson DIs you will indemnify Computershare and the Computershare Nominee against any liabilities or costs which they may incur if, for any reason connected with you, the transfer cannot be completed. You undertake to notify Computershare if you have any reason to believe that any person may be seeking to try to prevent you from transferring your Janus Henderson DIs.

8 Trade of Janus Henderson DIs

8.1 You may not buy more Janus Henderson DIs to be held in your Janus Henderson Nominee Account, except that Janus Henderson DIs may be added to your Janus Henderson Nominee Account in accordance with clauses 2.3 and 4.5 or, at the discretion of Computershare, in accordance with clause 2.7.

8.2 If you instruct Computershare to sell the Shares underlying your Janus Henderson DIs, you may sell those Janus Henderson DIs only through the Janus Henderson Nominee Share Dealing Facility (on its terms and conditions). If you wish to use another dealing service, you will need to transfer your Janus Henderson DIs out of the Janus Henderson Nominee Account or become a direct holder of the underlying Shares in accordance with one of the options set out in clause 2.6 of these terms and conditions.

8.3 You will receive a contract note when you instruct a trade which will confirm details of the transaction.

9 Liability

9.1 Computershare will take reasonable care in operating the Janus Henderson Nominee Account, and, unless otherwise stated in these terms and conditions, will be responsible to you for any losses or expenses (including loss of Janus Henderson DIs) foreseeable by us and you at the point of entering into these terms and conditions which you suffer or incur as a direct result of Computershare’s negligence, wilful default or fraud or breach of the agreement formed by these terms and conditions (as amended from time to time) or the negligent or fraudulent acts or omissions or wilful default of the Computershare Nominee but not otherwise.

The Computershare Nominee will maintain your Janus Henderson DIs in accordance with these terms and conditions and the FCA rules, but you remain the beneficial owner of the Janus Henderson DIs. If the Computershare Nominee became insolvent your Janus Henderson DIs would be protected.

9.2 If Computershare cannot provide its services due to circumstances beyond its reasonable control (for example because of a failure of its or another person’s computer systems or telecommunications links, industrial disputes, strikes, lockouts, postal delays, acts of God, riots, acts of war, terrorist acts, epidemics, governmental regulations superimposed after the fact, power failures, earthquakes or other disasters) Computershare will, where relevant, take such reasonable steps as it can to bring those circumstances to an end.

9.3 Neither Computershare or the Computershare Nominee shall be liable for any losses or expenses suffered by you as a result of such circumstances or as a result of a delay or failure in the provision of the Janus Henderson Nominee Account or the Janus Henderson Nominee Share Dealing Facility caused by such circumstances.

9.4 Neither Computershare nor the Computershare Nominee accepts liability for any loss of business; loss of profit arising in the course of business; loss of opportunity (including investment opportunity); loss of potential future income, revenue, profit or increase in value; loss of income in the form of interest; loss of goodwill; loss of anticipated savings; or any waste or expenditure of time suffered by you.

9.5 Neither Computershare nor the Computershare Nominee is responsible for any acts or omissions of Janus Henderson, and Janus Henderson is not responsible for any acts or omissions of Computershare or the Computershare Nominee.

9.6 Computershare will take reasonable care in its selection and continued use of the Participant, if any, but neither Computershare nor Computershare Nominee accept any responsibility for any losses or expenses suffered or incurred by you as a result of any acts or omissions by the Participant (where the Participant is not a member of the same group of companies as Computershare).

9.7 Nothing in these terms and conditions restricts any rights you may have under the rules of the FCA Rules or under the Act 2012. Nothing in these terms and conditions excludes or limits in any way Computershare’s or the Computershare Nominee’s liability for death or personal injury caused by their negligence; fraud or fraudulent misrepresentation; section 2 of the Supply of Goods and Services Act 1982; or any other matter for which it would be illegal or unlawful for them to exclude or limit or attempt to exclude or limit their liability.

9.8 Computershare and the Computershare Nominee do not accept any responsibility for any losses or expenses suffered or incurred by you which are caused by your failure to adhere to any personal obligations imposed on you by the laws of the jurisdictions in which you are resident.

9.9 Janus Henderson does not have any obligations or liabilities to you under these terms and conditions.

10 Termination: cancelling or withdrawing from the Janus Henderson Nominee Account, and other termination events

10.1 You have two separate rights: cancellation rights, which apply only when you first join the Janus Henderson Nominee Account, and withdrawal rights, which apply at any time thereafter. They are simply two separate mechanisms you can use to leave the Janus Henderson Nominee Account.

10.2 Cancellation rights: You can cancel your Janus Henderson Nominee Account within 30 calendar days of the date on which your account is first activated (the “Cancellation Period”) and request that all of your Janus Henderson DIs (if any are held in the Janus Henderson Nominee Account) should be transferred into a CREST participant account specified by you, or that the underlying Shares are transferred into a DTC participant account specified by you or you can request that the underlying Shares be registered in your name on the Janus Henderson Share Register. However, you will lose your cancellation right if you make a request during the Cancellation Period for us to process any payment to you or sell any of your Janus Henderson DIs for you in accordance with these terms and conditions.

10.3 If you want to cancel your use of the Janus Henderson Nominee Account you should advise us no later than the end of the Cancellation Period. If you exercise your right to cancel during the Cancellation Period in accordance with this clause, no fees will be payable as outlined. Once the aforementioned transfer has been effected, we will then no longer hold the Janus Henderson DIs for you or remit any cash arising from dividends or other distributions in accordance with clause 4.6 above, and the terms and conditions of the

Janus Henderson Nominee Account will not apply to those Janus Henderson DIs.

10.4 If you do not exercise your right to cancel, we will provide the agreed services in accordance with these terms and conditions.

10.5 Withdrawal rights: If you no longer wish to hold your Janus Henderson DIs through the Janus Henderson Nominee Account you may give Computershare notice to terminate at any time in writing. You will be required to pay any applicable charges and any stamp duty associated with the removal of your Janus Henderson DIs from the Janus Henderson Nominee Account and their transfer into a CREST participant account specified by you or the transfer of the underlying Shares into a DTC participant account specified by you or for requesting that the underlying Shares be registered in your name on the Janus Henderson Share Register, but you will not be required to make any additional payment in respect of the termination. No administrative charge will be payable if your participation in the Janus Henderson Nominee Account terminates by reason of your entire holding of Janus Henderson DIs being sold through the Janus Henderson Nominee Share Dealing Facility or being transferred by you by way of gift pursuant to clause 2.5 above or where Computershare has introduced a charge pursuant to clause 6.1. Separate charges will apply, however, for the Janus Henderson Nominee Share Dealing Facility. You may give notice of termination on the standard form sent to you by Computershare or you may write to Computershare. You need to give the details of the full name and SRN of the account which you wish to terminate. Any instruction to terminate an account in the name of joint holders must be signed by all joint holders.

10.6 Computershare may require you to cease using the Janus Henderson Nominee Account at any time by giving 5 days’ prior written notice to you or without notice if, in the opinion of Computershare, you are in material breach of these terms and conditions or the Computershare Nominee is unable to comply with any obligation to which it may be subject which relates to your Janus Henderson DIs under Janus Henderson’s constitutional documents for the time being, having used all reasonable endeavours so to comply, in such event, Computershare will arrange for the Janus Henderson DIs to be transferred into a CREST participant account specified by you, or for the underlying Shares to be transferred into a DTC participant account specified by you or you may request that the underlying Shares be registered in your name on the Janus Henderson Share Register. For the avoidance of doubt, in such circumstances Computershare will not charge a fee if such a notice is served.

10.7 If the agreement between Computershare and Janus Henderson for the provision by Computershare of the Janus Henderson Nominee Account terminates (in whole or in part) or if you or Computershare give notice of termination to the other under these terms and conditions or if the Janus Henderson Nominee Account terminates for any other reason, Computershare will arrange for your Janus Henderson DIs to be transferred into a CREST participant account specified by you, or for the underlying Shares to be transferred into a DTC participant account specified by you, or you may request that the underlying Shares be registered in your name on the Janus Henderson Share Register.

10.8 Termination will not cancel or amend any instructions which have already been sent by you to Computershare. Termination shall not affect any rights or obligations arising prior to or continuing during or after the date of termination or which arise in consequence of it or which relate to Computershare’s provision of the Janus Henderson Nominee Account to you and all such rights and obligations shall continue to be subject to the terms and conditions prevailing at the time of termination.

10.9 Whenever Shares underlying Janus Henderson DIs are transferred into your name on the Janus Henderson Share Register, any mandates or other instructions given by you relating to your Janus Henderson DIs may, at Janus Henderson’s discretion, be applied, so far as relevant and so far as possible, to your registered holding.

10.10 You appoint Computershare to be your agent for the purpose of issuing any instructions necessary to CREST in order to give effect to the transfers referred to in this clause 10.

11 Notices and change of investor details

11.1 All notices and other communications sent by you to Computershare must be sent to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ and include the full name and SRN of your account with the Computershare Nominee. This information will be provided to you on the statements of holdings sent to you by Computershare.

11.2 If you are resident in the UK, all documents which we will send to you by post will be sent to your address as it appears on our records by domestic post. If you are resident outside the UK, we will send such documents to your address as it appears on our records by international post, or we may communication with your by email where the sole or first named joint holder has provided us with an email address. If we send you notices they will be treated as received by you if:

(a) delivered by hand or courier, at the time of delivery;

(b) sent by fax, at the time of transmission if between the hours of 08;00 and 17:00 (UK time) on a business day or otherwise at 08:00 (UK time) on the next business day;

(c) sent by post, two business days from the date of posting, in the case of domestic mail in the UK or five business days from the time of posting in the case of international mail; and

(d) delivered by electronic mail or via Computershare’s website, at the time of despatch or posting as applicable.

11.3 Any documents sent to you by Computershare and any documents sent you, or on your behalf, to Computershare will be sent entirely at your own risk, and neither Computershare nor the Computershare Nominee accepts any liability prior to receipt of any document from you or, where relevant, after dispatch of any document to you. We will not accept any instructions from you by fax, email or photocopied forms.

11.4 You should notify Computershare of changes of address and changes of name (supported by appropriate documents, e.g. deed poll or certified copies of marriage certificate) as soon as possible. On death, your executors should contact Computershare for advice on the procedures to be followed.

11.5 Computershare’s obligations and your obligations under these terms and conditions shall be binding on Computershare and your successors, executors, administrators and other legal representatives.

11.6 Where a person who is authorised to act on your behalf in relation to your Janus Henderson DIs and who has given such proof of his authority to so act as Computershare may reasonably require gives any notice or takes any other action on your behalf, Computershare shall be entitled to rely on such notice or other action in all respects as if given by you in person.

11.7 Computershare provides its contractual terms in English and will communicate with you only in English during the duration of these terms and conditions.

12 General

12.1 Computershare may amend these terms and conditions from time to time. All such amendments will be notified to you. You will be given at least 20 business days’ prior notice of any amendment which could affect your rights against Computershare or liability to Computershare.

12.2 Computershare reserves the right to notify the any applicable stock exchange of any client defaulting on settlement. This may affect your ability to deal in future with member firms of such stock exchanges.

12.3 These terms and conditions shall be subject to English law and you submit to the non-exclusive jurisdiction of the English courts.

12.4 Computershare reserves the right, subject to giving 20 business days’ prior notice to you which will commence on the day after you are deemed to have received the written notice in accordance with clause 11, to sell any of your Janus Henderson DIs or connected rights and to keep the proceeds of sale to the extent that they cover any amount which you may at any time owe Computershare in respect of transactions or services governed by these terms and conditions. You authorise Computershare to execute any relevant stock transfer form or other relevant document or give any instruction necessary to give effect to any such sale. By appointing Computershare to provide services under these terms and conditions, you acknowledge and declare that your Janus Henderson DIs and your rights and interests in or in relation to your Janus Henderson DIs shall stand charged to Computershare as security accordingly. You agree to indemnify Computershare against any losses and expenses it incurs as a result of your failure to put Computershare in funds in relation to a matter instructed by you or otherwise as a result of a breach by you of these terms and conditions and against any taxes suffered by Computershare attributable to your use of the Janus Henderson Nominee Account. Computershare reserves the right to charge interest at an annual rate equal to 2 per cent above the Bank of England base rate from time to time on any amount due to it from you. If you owe Computershare money it reserves the right not to act on instructions from you and to retain any documents it holds for you until you have paid Computershare in full.

12.5 Where Computershare owes you money and you owe money to Computershare under the Janus Henderson Nominee Account, Computershare may set off the amounts due from and to Computershare and send you only the net amount (if any). Fractions of a penny arising in respect of money due to you are rounded down and retained by Computershare for its own benefit.

12.6 No conduct or delay on the part of Computershare shall be taken as a waiver or variation of any rights which Computershare has unless Computershare waives or varies a particular right in writing. No waiver or variation on a particular occasion will operate as a waiver or variation of any rights Computershare might have in respect of any other matter.

12.7 You authorise Janus Henderson, Computershare or Computershare Nominee and the Participant may disclose to each other or another person carrying out functions in relation to the Janus Henderson Nominee Account information relation to you provided it is required for the purposes of the provision or improvement of the Janus Henderson Nominee Account.

12.8 You agree that Janus Henderson, Computershare, the Computershare Nominee and the Participant may disclose to each other or to any other person carrying out functions in relation to the Janus Henderson Nominee Account information relating to you provided it is required for the purposes of the provision or improvement of the Janus Henderson Nominee Account.

12.9 We and our agents may affect transactions notwithstanding that they have a direct or indirect material interest or a relationship of any description with another party which may involve a conflict with its duty to persons using this service. We manage those conflicts of interest of which we are aware, and monitor the effectiveness of our policies and procedures on a regular basis. We make every effort to disclose our interests and those of our employees where it is suspected that a conflict of interest may arise. In accordance with our regulatory responsibility on this matter we operate a documented policy that details our obligations. Full details are available upon written request to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ.

12.10 We reserve the right to delay taking any action on any particular instructions from you if we consider that we need to do so to obtain further information from you, or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations), or to investigate any concerns we may have about the validity of or any other matter relating to the instruction.

12.11 Computershare does not recognise, in maintaining records for the Computershare Nominee, any trust and neither Computershare nor the Computershare Nominee will take notice of any trust whether express, implied or constructive.

12.12 Neither Computershare nor the Computershare Nominee will lend your Janus Henderson DIs to any third party or borrow money using them as security.

12.13 When Computershare (or its agents or delegates) arranges for the trade of Shares underlying your Janus Henderson DIs for you it or they could be:

12.13.1 acting for an associated company which is dealing as principal for its own account by buying from you;

12.13.2 buying for you where an associated company is involved in a new issue, rights issue, takeover or similar transaction concerning the Janus Henderson DIs; or

12.13.3 otherwise in a position where it has a material interest in the transaction.

12.14 Computershare may employ agents and delegates on such terms as it thinks fit to carry out any part of its obligations or discretions in connection with the Janus Henderson Nominee Account and, save as expressly provided in these terms and conditions, Computershare shall be liable for the acts and omissions of such agents and delegates on the same basis as if they were the acts or omissions of Computershare. Details of such delegation, in so far as it is in respect of regulated investment activities, and of the charges levied by such delegates against Computershare are available on request by writing to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ.

12.15 Your Janus Henderson DIs will not be identifiable by separate certificates or other physical documents of title. Should Computershare default in any way, any shortfall in Janus Henderson DIs held by the Computershare Nominee may be shared pro rata between you and other persons on whose behalf the Computershare Nominee holds Janus Henderson DIs.

12.16 Computershare may at any time transfer all or any of its rights and obligations under this agreement to any person (the “Transferee”) who is in the reasonable opinion of Computershare able to perform the obligations of Computershare under these terms and conditions. The transfer will be given effect by Computershare and the Transferee sending a transfer notice to you specifying the date (the “Transfer Date”) on and from which the Transferee will assume Computershare’s rights and obligations under these terms and conditions. Any changes to the terms and conditions which will be necessary because of the transfer, for example changes of address and banking details, will be set out in the transfer notice. At least 30 days’ prior notice of the transfer will be given. If you choose to leave the Janus Henderson Nominee Account within the 30 day period then no charge will be payable by you. The transfer will not affect any rights you may have against Computershare which relate to the period before the Transfer Date. With effect from the Transfer Date:

12.16.1 the agreement formed by these terms and conditions (as amended from time to time) shall be treated for all purposes as having been transferred to, and as if entered into between you and, the Transferee in place of Computershare;

12.16.2 Computershare shall be released and discharged from all of its obligations and liabilities under these terms and conditions;

12.16.3 references to Computershare shall be read as references to the Transferee; and

12.16.4 the Computershare Nominee will be such company as is notified to you in the transfer notice, which company shall be a member of CREST and its business shall consist solely of acting as nominee.

12.17 We will not assess the suitability of transactions or other services provided under these terms and conditions, and you will not benefit from the protection of the FCA Rules on assessing suitability. We are not required to assess the appropriateness, or suitability for you of any product, service or transaction provided to you in connection with the service.

12.18 For the purposes of the Janus Henderson Nominee Account you will be categorised as a retail client. As a retail client you have protection available under the FCA Rules and may be eligible to compensation under FSCS. Please see clause 14 for further information.

13 Joint holders

13.1 The Computershare Nominee will not hold Janus Henderson DIs for more than four joint holders. Where the Janus Henderson DIs held by the Computershare Nominee for you are held for more than one person, references to “you” in these terms and conditions are to each of the joint holders separately as well as jointly and severally. Each such person agrees that:

13.1.1 all obligations, undertakings and agreements on the part of Computershare and the Computershare Nominee are given to the joint holders taken together and not separately to each of them; and

13.1.2 all obligations, undertakings, agreements and liabilities arising under or pursuant to these terms and conditions shall constitute joint and several obligations of each joint holder to Computershare (and, where relevant, the Computershare Nominee).

13.2 Computershare will only accept transfer instructions given by or on behalf of all of the joint holders. Computershare reserves the right to accept other instructions signed by one or more joint holders. In such a case the person(s) giving the instructions warrant(s) to Computershare that they have the necessary authority to give such instructions on behalf of all joint holders.

13.3 All notices, other documents and payments sent by Computershare pursuant to these terms and conditions will be sent to the first named holder on the nominee register and in any case will be treated as sent to all of the other joint holders. It is the responsibility of the holder who receives the notices, documents and payments to notify and account to the other joint holders. Only the first named holder may be nominated as proxy to attend, speak and vote at meetings of Janus Henderson shareholders (to the extent such proxy facility is made available by CREST).

14 Complaints & Compensation

14.1 We have procedures to help effectively resolve complaints from customers. If you have any complaints about the service provided to you in connection with the service or wish to receive a copy of our complaints procedure please write to us. If you cannot settle your complaint with us, you may be able to refer it for further investigation at Financial Ombudsman Service, Exchange Tower, Harbour Exchange Square, London E14 9SR. Telephone: 0800 023 4567 (free from UK landlines) or 0300 123 9123 (from UK mobiles) or at www.financial-ombudsman.org.uk

14.2 We are covered by the FSCS and you may be entitled to compensation if we cannot meet our financial obligations. Most types of investment business are covered for 100% of the first £50,000 (i.e. a maximum of £50,000 per person). Where we hold client money on your behalf and the relevant UK approved bank became insolvent, you may be covered under the FSCS for up to £75,000 of the money on deposit with that bank. Details about our external banking partners are available on request. These amounts may be subject to change. If, for operational purposes, we are required to maintain your client money in a jurisdiction outside the UK, your rights in the event of insolvency may be reduced. Further details of the FSCS are available on request from us or by visiting www.fscs.org.uk

15 Client Money and Assets

15.1 By using the service, you authorise us to pool client money and/or assets we hold on your behalf in the provision of this service into any relevant omnibus accounts set up in accordance with the FCA Rules which also holds money or assets of other clients. You retain all rights you have as the legal owner of your monies/assets.

15.2 All money that we hold on your behalf as a consequence of administering this service will be maintained in an appropriately designated and named client money bank account at a UK approved bank selected by us. Money held in this account is held separately from our money.

15.3 Assets will be segregated and held with assets of other customers of our nominee services. You understand and accept that by pooling your shares with those of other shareholders you retain all rights you have as the legal owner of your assets but that your entitlement will not be identifiable by separate share certificates or other physical or electronic records of title.

15.4 Your money and/or assets will be held on trust for the benefit of shareholders for whom we are holding client money and/or assets as required by the FCA Rules and treated in strict accordance with the requirements of the FCA Rules. This means that if the bank or our sub-custodian becomes insolvent we will attempt to recoup your money and/or assets on your behalf. If the bank or sub-custodian cannot repay all the money or assets owed to clients this could result in a shortfall. We will treat money or assets as pooled, which means that any shortfall will be shared proportionally with other shareholders of the Company and other customers of ours who are affected by the shortfall. You may not recover all of your money or assets. In this situation, you may be eligible to claim under the FSCS. For more information, please see clause 14.

15.5 For operational purposes (for example, to facilitate payments to you if you are based outside the UK) we may maintain your client money and/or assets in a jurisdiction outside the UK. If we do maintain the money in a bank account with a bank not based in the UK or assets with a non-UK sub-custodian, then we will take all reasonable steps to protect your money and/or assets in accordance with the local equivalent law and rules for the treatment of client money and/or assets. These may be different to those in the UK and your rights in the event of insolvency of the bank or sub-custodian may be reduced.

15.6 We will not pay interest on any client monies held on your behalf.

15.7 If your client money held by Computershare is £25 or less (or equivalent) and there has been no movement in your balance for at least six years (disregarding any payments, charges or similar items), we may cease to treat your money as client money and remove it from the client money bank account(s). Before doing this, we will write to you at your last known email or postal address giving you at least 28 calendar days’ notice of our intention to cease to treat the money we hold for you as client money and remove it from the client money bank account. If no claim is made by you by the end of the notice period, we will pay this money to a registered charity of our choice but still retain a record of the balance we were holding for you. If you later claim this balance, you will not be entitled to any interest which would have otherwise accrued on this money during the period over which it was unclaimed by you.

15.8 You agree that, in the event of us transferring all or part of our business to another provider, we can cease to treat your cash balance as client money when that transfer has been made. We will exercise due skill, care and diligence in assessing whether the provider that we are transferring your client money to will follow the requirements of the FCA Rules or apply adequate equivalent measures to protect your client money.

16 Data Protection Act

16.1 You authorise us to provide information concerning you, your Janus Henderson DIs and any instructions given by you in relation to your Janus Henderson DIs to carefully selected third parties in order to facilitate provision of the Janus Henderson Nominee Account. Your details will only be disclosed in accordance with the Principles set out in the United Kingdom Data Protection Act 1998:

•                       to any person if that person has legal or regulatory powers over us or the Computershare Nominee;

•                       to Janus Henderson (or any other person carrying out functions in relation to the Janus Henderson Nominee Account, including CREST) in order to facilitate the provision of the Janus Henderson Nominee Account; and

•                       to any person carrying out functions in relation to acting as the registrar of Janus Henderson.

16.2 Janus Henderson and some of its agents may be located in the United States or other jurisdictions which may not have data protection laws as strict as those in the United Kingdom,

16.3 You have the right upon request to view what information we hold about you. We may charge you a small fee for providing you access to this information.

16.4 Janus Henderson will have access at all times to the records we hold about you in order to inform you of your rights as a person on whose behalf Janus Henderson DIs are held by the Computershare Nominee, including corporate and other details, and products or services specifically designed for shareholders.

17 Terms and conditions to prevent money laundering and breaches of law/regulation

17.1 We may require evidence of your identity from time to time to comply with money laundering legislation in relation to holding, selling or, if you participate in the Janus Henderson Nominee Account dividend reinvestment plan, buying Janus Henderson DIs. Delay or failure to provide satisfactory evidence may result in us refusing to hold Janus Henderson DIs for you or in payments to you in connection with your Janus Henderson DIs being withheld or a delay or refusal to act in following instructions.

17.2 If we believe that you are breaching money laundering legislation, we may refuse to allow you to participate in the Janus Henderson Nominee Account and if appropriate may notify the relevant authorities.

17.3 We reserve the right to delay taking any action in relation to the Janus Henderson Nominee Account or in relation to any particular instructions from you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations) or to investigate any concerns we may have about your instruction.

18 Permitted Jurisdictions

The permitted jurisdictions for the Janus Henderson Nominee Account are set out below. If you are resident in another territory you will be excluded from participating in the Janus Henderson Nominee Account. If you are unsure of your status please call Computershare on +44 (0) 800 073 3916.

The permitted jurisdictions for the Janus Henderson Nominee Account are: Argentina, Austria, Belgium, Botswana, Brazil, Bulgaria, Chile, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Gibraltar, Greece, Guernsey, Guinea, Hungary, Iceland, Indonesia, Ireland, Isle of Man, Italy, Jersey, Korea, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Mexico, Namibia, The Netherlands, Norway, Paraguay, Peru, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Taiwan and the United Kingdom.